As filed with the Securities and Exchange Commission on August 13, 2007

Registration No. 333-142438

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3 to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TULLY’S COFFEE CORPORATION

(Name of registrant as specified in its charter)

Washington	5810	91-1557436
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. employer identification number)

3100 Airport Way South,

Seattle, Washington 98134

(206) 233-2070

(Address, including zip code, and telephone number, including area code, of principal executive offices and principal place of business)

Kristopher S. Galvin

Executive Vice President and Chief Financial Officer

3100 Airport Way South

Seattle, Washington 98134

Telephone: (206) 233-2070

Fax: (206) 233-2075

(Name, address, and telephone number of agent for service)

Copies of communications to:

Christopher J. Voss, Esq. Stoel Rives LLP 600 University Street, Suite 3600 Seattle, Washington 98101 Telephone: (206) 624-0900 Fax: (206) 386-7500	Christopher M. Kelly, Esq. Stephen E. Gillette, Esq. Jones Day 1755 Embarcadero Road Palo Alto, CA 94303 Telephone: (650) 739-3939 Fax: (650) 739-3900

Approximate date of commencement of proposed sale of securities to the public:    As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 13, 2007

PRELIMINARY PROSPECTUS

3,500,000 Shares

TULLY’S COFFEE CORPORATION

Common Stock

We are Tully’s Coffee Corporation. This is an underwritten public offering of our common stock. All of the offered shares will be purchased by the underwriters on a firm commitment basis.

Prior to this offering there has been no public market for our common stock. We currently anticipate that the initial public offering price will be between $10.00 and $12.00 per share. We have applied to list our common stock on the Nasdaq Global® Market under the symbol “TULY.”

Investing in our common stock involves risk. See “ Risk Factors” beginning on page 8.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

We have granted the underwriters an option to purchase up to a maximum of 525,000 additional shares of our common stock at the public offering price within 30 days following the date of this prospectus to cover over-allotments, if any.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The underwriters expect to deliver the shares of our common stock to purchasers on or about                     , 2007.

KEYBANC CAPITAL MARKETS

D.A. DAVIDSON & CO.	STIFEL NICOLAUS

The date of this prospectus is                     , 2007.

Real Fruit
SMOOTHIES
MANGO
SHAKES
Genuine
Community
Coffee House
Gourmet
Ciao
Bellaccino
TULLY'S
FREE
Wi-Fi
VANILLA
MOCHA
TULLY'S COFFEE
Bellaccino

You should rely only on the information contained in this prospectus or in any related free writing prospectus filed with the Securities and Exchange Commission and used or referred to in an offering to you of these securities. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

MARKET DATA AND FORECASTS

Unless otherwise indicated, information in this prospectus concerning economic conditions and our industry is based on information from independent industry analysts and publications, including the Automatic Merchandiser, the Beverage Marketing Corporation, Deutsche Bank, Economic Research Service, Euromonitor, the Food Marketing Institute, Green Mountain Coffee Roasters Inc., Mintel, the National Coffee Association, the National Restaurant Association, Specialty Coffee Association of America, and Starbucks Corporation, as well as our estimates. Our estimates are derived from publicly available information released by third-party sources, as well as data from our internal research, and are based on such data and our knowledge of our industry. None of the independent industry publications used in this prospectus were prepared on our or our affiliates’ behalf and none of the sources cited in this prospectus have consented to the inclusion of any data from its reports, nor have we sought their consent. These industry publications generally indicate that they have obtained their information from sources believed to be reliable, but the sources do not guarantee the accuracy and completeness of their information.

Tully’s®, Tully’s Coffee®, the Tully’s logo, and Bellaccino® are registered trademarks of Tully’s. K-Cup® is a registered trademark of Keurig, Inc. All other trademarks, service marks, and tradenames referred to in this prospectus are the property of their respective owners.

i

PROSPECTUS SUMMARY

This is only a summary and does not contain all the information that you should consider before investing in our common stock. You should read the entire prospectus, including “Risk Factors” and our consolidated financial statements and related notes appearing elsewhere in this prospectus, before deciding to invest in our common stock. In this report, we refer to Tully’s Coffee Corporation and its consolidated subsidiaries as “we,” “us,” “our,” or “Tully’s.”

TULLY’S COFFEE CORPORATION

Our Business

Tully’s Coffee is a specialty retailer in the rapidly growing fast-casual categories of specialty coffee, snacks and non-alcoholic beverages, within the broader quick-service restaurant industry. Tully’s is famous for our gourmet hand-craft roasted coffees, wide selection of barista beverages, delicious assortment of breakfast and lunch offerings and anytime snacks, desserts and specialty beverages, and our genuine community coffeehouse experience. In addition, Tully’s also operates as a gourmet coffee roaster and wholesaler in the rapidly growing specialty coffee industry.

Retail Operations. We operate and franchise Tully’s Coffee® branded retail stores, with 90 company-operated stores and 41 franchised stores in Washington, California, Arizona, Oregon and Idaho as of July 1, 2007. We operate our stores in densely populated areas and commuting corridors, with locations in urban and suburban retail districts, lifestyle centers, shopping centers and other high-traffic areas. We also operate or franchise smaller footprint stores in special venues such as within the premises of manufacturing facilities, and kiosks and cafes located in grocery stores, hotels, hospitals, airports and university campuses. We manage our franchising and foreign business development activities through our specialty division.

Wholesale Operations. Our wholesale division sells our gourmet whole bean and ground Tully’s coffees, our Bellaccino® bottled beverages and single serve Tully’s K-Cups®. Our wholesale customers include our franchisees, office coffee services, foodservice channels and approximately 4,000 grocery locations in the western United States and the Chicago metropolitan area.

Menu Offering. We are passionate about providing our customers with the best gourmet coffees. We believe our barista bars serve the best selection of delicious hand-crafted beverages in the business. Our barista bars offer customers a broad selection of freshly prepared hot and cold beverages in various sizes, including our coffees, espressos, teas, Guayaki® yerba mates, chais, Bellaccino blended beverages, fruit-based beverages (such as smoothies), ice cream shakes and hot cocoa. We complement our barista bar beverages with a diverse selection of premium foods, snacks and bottled beverages.

Customer Appeal. Our genuine community coffeehouse concept and varied menu have broad customer appeal, and are relevant at multiple day-parts and in diverse geographic markets and climates. Our beverage and food offerings are built around core product families, enabling us to easily and cost-effectively introduce new menu items. Our comfortable, inviting stores are a great place to relax, take a break or gather with friends throughout the day.

Our History

Tully’s Coffee was founded in 1992. Between 1992 and 2001, we expanded to 114 company-operated stores. During this period, we financed our retail expansion by raising over $60 million in equity securities and convertible debt and through licensing fees paid to us by foreign licensees of over $17 million. Between Fiscal 2001 and 2003, our financial performance was negatively impacted by the economic downturn that affected

Seattle and San Francisco. During the same period, the market for new equity issues deteriorated significantly. To manage through this period and these challenges, rather than to seek additional and potentially dilutive growth capital, we chose to reduce normal operating expenses by closing certain under-performing stores and slowing our new store development plans to preserve capital. Between Fiscal 2002 and 2006, we streamlined aspects of our operations and emphasized less capital intensive business opportunities such as wholesale and franchising. In Fiscal 2006 and 2007, we undertook a strategic business review and began implementing initiatives to improve our financial position and create a foundation for future growth. These initiatives include:

•	Hiring several key executives to strengthen our management team and operations;

•	Introducing new products and improving merchandising strategies in our retail and wholesale divisions;

•	Refurbishing most of our company-operated stores;

•	Refining our new store model to enhance target unit-level economics;

•	Improving our site selection and new store development processes;

•	Implementing more efficient product purchasing and standardizing store operating procedures;

•	Implementing selective price changes;

•	Investing in personnel and infrastructure to support our U.S. franchising strategy;

•	Closing stores that fail to meet our performance requirements;

•	Fostering employee development and training, with an emphasis on customer service and operational efficiencies; and

•	Enhancing our marketing efforts to focus on the local communities of our stores.

These initiatives have spurred significant improvements in our business, which we believe contributed to comparable store sales increases in our last four fiscal quarters, including the last three fiscal quarters of Fiscal 2007 of 4.1%, 7.0% and 7.1%, and 9.5% for the first fiscal quarter of Fiscal 2008 (which ended July 1, 2007). We will continue implementing our improvement initiatives during Fiscal 2008, which we believe can drive further annual comparable store sales increases, which we are targeting in the range of 4% to 8%. We also believe these initiatives have contributed to a net U.S. sales increase in each of the past eleven consecutive fiscal quarters (excluding the effect of the 53rd week in Fiscal 2005) as compared to the same quarter in the previous fiscal year.

Competitive Strengths

Our goal is to make our gourmet coffees and genuine community coffeehouse experience the first choice for consumers in our markets. To achieve this objective, we intend to leverage the following strengths:

We hand-craft roast and sell world-class gourmet coffees. We roast millions of pounds of the highest grade Arabica coffee beans annually, in small batches of approximately 200 pounds each. We customize each batch of coffee based on our proprietary recipes and roasting methods to produce dozens of rich and flavorful profiles without the bitterness associated with some premium coffees. Our long-term relationships with coffee growers and brokers help us procure the highest quality Arabica green coffee from around the world.

Our barista bars set us apart from our competitors. We believe our barista bars offer the best selection of hand-crafted beverages in the business. In addition to our hot and cold coffee and espresso-based drinks (such as lattes, mochas and Americanos), our hand-crafted barista bar beverages include teas, yerba mate, chai, Bellaccino blended beverages, fruit-based beverages (such as smoothies), ice cream shakes and hot cocoa.

We address all day-parts with our barista beverages, foods, snacks, desserts and bottled beverages. Our fresh, made-to-order hot and cold beverages and our broad selection of fresh, pre-packaged salads and sandwiches, healthy grab-and-go snacks, chocolates and bottled beverages including our Bellaccino, make our coffeehouses an attractive destination throughout the day and into the evening.

We keep Tully’s exciting by regularly introducing new products. Our merchandising strategy allows us to leverage beverages and food items within our product families to efficiently offer new products that keep existing customers enthusiastic and attract new customers to our coffeehouses. For example, in the autumn we introduced a family of “pumpkin spice” products in our barista bar product family and our cake and pastry product family. This merchandising strategy carries through to our wholesale business, typified by the launch of our Bellaccino bottled beverage as an extension of our Bellaccino blended beverage.

We provide a genuine community coffeehouse experience for our customers. We believe that the Tully’s genuine community coffeehouse experience differentiates us from our competitors. The Tully’s experience is about friendly, personalized service in an upscale and relaxing environment, where customers enjoy comfortable seating, large community tables, soft music and free Wi-Fi Internet access. We strive to develop a genuine personal relationship with our customers and their communities by supporting community events, local schools and charitable organizations and by making our stores into neighborhood gathering places. We believe our commitment to the community strengthens our relationship with our employees and our customers.

Our standardized model stores are easy and economical to build. Our trade dress and modular components enable us to efficiently design and construct stores based on our 1,200 - 1,400 square foot model in a variety of traditional sites and special venues. Based on past experience, we believe a new company-operated store typically will require a capital investment by Tully’s in the range of $300,000 to $400,000 depending on store type, size and location. We customize each store based on the location’s demographic profile and traffic patterns. This facilitates effective new store development and makes Tully’s an attractive franchising opportunity.

We have a substantial and rapidly growing wholesale business. Our hand-craft roasted coffees and other Tully’s branded products are currently available through approximately 4,000 grocery stores, including Safeway, Kroger and Albertsons, and foodservice and office coffee service channels. Our success in the wholesale market has demonstrated the strength of our brand and appeal of our products. Sales from our wholesale business grew approximately 309% from $5.1 million in Fiscal 2002 to $20.9 million in Fiscal 2007, representing a compound annual growth rate, or CAGR, over this period of approximately 33%.

We have strengthened our management team with two key executives with substantial retail experience. Our President and CEO, John Buller, joined our management team in 2006 after having served on our board for two years. John Buller has over 30 years of retail experience in brand-building, training and merchandising. Dana Pratt, our Vice President of Retail Operations, who also joined us in 2006, has over ten years of multi-unit retail operations experience.

Our Growth Strategy

We have significant growth opportunities in our business, which we intend to pursue by implementing the following strategies:

Accelerate new store development using our enhanced unit economic model. We plan to open between 30 and 40 company-operated retail stores within the next 12 months and, subject to our ability to secure sufficient additional capital, up to a comparable or greater number in the following year. Over the last 12 months we have invested significant time and resources to capture the characteristics of our better performing stores in our new store model. Our goal is for new stores based on our 1,200 - 1,400 square foot model store to generate average annual unit volumes of approximately $650,000 after 24 months of operations. The top 25% of our retail stores operating all of Fiscal 2007, which largely reflect elements present in our new store model, produced an average unit volume of $648,000.

Implement our improved site selection methodology. Substantial management resources have been devoted to improving our site selection process. New stores will be located primarily in existing and adjacent geographic markets that we believe are under-served, offer substantial opportunities for new locations, and will welcome Tully’s as a distinctive alternative to Starbucks. Our site selection strategy targets high-traffic urban and suburban locations. Ideally, new stores will be highly visible, easy to access, feature ample parking and offer drive-thru service. Most new stores will be open seven days a week and at least 12 hours per day.

Drive comparable store sales growth by executing on our fundamental retail strategies. We intend to drive comparable store sales and average unit volume growth by executing on our fundamental retail strategies to increase store traffic and average transaction size. Over the past year, we implemented a set of core improvements to our retail operations, which we believe was a key factor in driving comparable store sales increases in our last four fiscal quarters, including the last three fiscal quarters of Fiscal 2007 of 4.1%, 7.0%, and 7.1%, and 9.5% in the first fiscal quarter of Fiscal 2008. For Fiscal 2008, we are targeting comparable store sales increases in the range of 4% to 8%.

Leverage our existing infrastructure to drive margin improvement. We believe there are opportunities to leverage our retail infrastructure and operating costs, our management and administrative infrastructure and our roasting, packaging and production operations. We believe that our retail store infrastructure and staff can support significantly higher levels of per-store sales with minimal increases in variable cost. As we grow, we will be able to leverage our management and administrative infrastructure, and exercise greater control over product costs. We also will be able to leverage fixed costs through our existing roasting facility and packaging operations, which have significant additional capacity to support our growth plans.

Expand our wholesale business. We expect to expand the geographic reach and penetration of our products in wholesale markets by adding new grocery stores and distributors in the office coffee and foodservice channels. In addition to expanding our wholesale footprint, we expect to increase our sales in the wholesale channel by continuing to roll-out new Tully’s products, such as single serve Tully’s K-Cups and our Bellaccino bottled beverages. Because our wholesale division supplies coffee and other products to our franchisees, expansion of our franchise operations would benefit our wholesale business as well.

Execute our franchising strategy to expand our geographic footprint. Our franchising strategy focuses on adding franchised stores in market areas and venues that complement our company-operated stores. We have used franchising to extend our presence in special venues, such as grocery stores, airports, hotels and university campuses. We also are pursuing multi-unit area agreements with experienced, well-capitalized franchisees to open Tully’s coffeehouses in markets not targeted for development directly by us. We have implemented this approach successfully in the Idaho market, where our area developer has opened four franchised stores since the November 2006 inception of our franchising arrangement and has additional stores under development.

International opportunities. Our international growth strategy emphasizes joint ventures and licensing relationships with companies situated in promising foreign markets, and sales of coffee and other products to those partners. We believe the success of our former licensee, Tully’s Coffee Japan, demonstrates the broader opportunity available to us in foreign markets.

Corporate Information

We were incorporated in Washington in 1992. Our principal executive offices are located at 3100 Airport Way South, Seattle, Washington 98134, and our telephone number is (206) 233-2070. We maintain websites at www.tullys.com, www.telltullys.com, and www.mytullyscard.com. Information on our websites is not incorporated by reference and is not a part of this prospectus.

The Offering

Common stock offered by Tully’s Coffee Corporation	3,500,000 shares

Common stock to be outstanding immediately after the offering	8,979,050 shares

Use of proceeds

We estimate that our net proceeds from this offering will be approximately $34.5 million, or $39.9 million if the over-allotment option is exercised by the underwriters, based on an assumed price of $11.00 per share (which is the midpoint of the range indicated on the front of this prospectus). We expect to use the net proceeds from this offering to expand our operations through the opening of new stores, to repay in full approximately $7.0 million under our secured credit facilities and for working capital and general corporate purposes. A $1.00 change in the per share offering price would change net proceeds by approximately $3.3 million. Separately, a 10% increase in the number of shares of common stock sold in this offering, assuming a public offering price of $11.00 per share, would increase net proceeds by approximately $3.6 million. Our use of proceeds is more fully described under “Use Of Proceeds.”

Dividend policy	We have never paid a cash dividend and do not expect to pay cash dividends in the foreseeable future.

Risk factors

We face a number of competitive challenges and risks, as discussed in “Risk Factors” and elsewhere in this prospectus. You should carefully consider the risks discussed in “Risk Factors” and elsewhere in this prospectus before deciding to invest in our common stock.

Proposed Nasdaq Global Market symbol	TULY

The number of shares of our common stock outstanding after this offering is based on 5,479,050 shares of common stock outstanding on July 1, 2007 (giving effect to the assumed conversion of our preferred stock, as described below), and excludes:

•	977,738 shares of common stock issuable upon the exercise of warrants at a weighted average exercise price per share of $2.08; and

•

576,395 shares of common stock reserved for issuance under our stock option plans, including 524,909 shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price per share of $8.66.

Unless we indicate otherwise, the number of shares as well as all share, per share, holders of record, and financial information in this prospectus:

•	assume a public offering price of $11.00 per share, which is the mid-point of the range indicated on the front cover of this prospectus;

•	do not give effect to the use of the proceeds of the offering;

•	assume no exercise of the underwriters’ over-allotment option;

•	assume the conversion of our outstanding Series A preferred stock and Series B preferred stock upon the completion of this offering into an aggregate of 2,793,750 shares of common stock; and

•	give effect to a one-for-eight reverse split of our outstanding common stock, which became effective on June 28, 2007.

Summary Consolidated Financial Data

We end our fiscal year on the Sunday closest to March 31. As a result, we record our revenue and expenses on a 52 or 53 week period, depending on the year. In this prospectus, we refer to our fiscal periods as follows:

Reference in this prospectus	Fiscal year ending (number of weeks)
Fiscal 2008	March 30, 2008 (52 weeks)
Fiscal 2007	April 1, 2007 (52 weeks)
Fiscal 2006	April 2, 2006 (52 weeks)
Fiscal 2005	April 3, 2005 (53 weeks)
Fiscal 2004	March 28, 2004 (52 weeks)
Fiscal 2003	March 30, 2003 (52 weeks)
Fiscal 2002	March 31, 2002 (52 weeks)

Interim fiscal period
First Quarter Fiscal 2008	13 week period ended July 1, 2007
First Quarter Fiscal 2007	13 week period ended July 2, 2006

The table below summarizes our consolidated statement of operations data for Fiscal 2005, Fiscal 2006, and Fiscal 2007 and for the First Quarter Fiscal 2008 and First Quarter Fiscal 2007, and our consolidated balance sheet data as of April 1, 2007 and July 1, 2007.

The summary consolidated statement of operations data for Fiscal 2005, Fiscal 2006, and Fiscal 2007 and the summary consolidated balance sheet data as of April 2, 2006 and April 1, 2007, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated financial data for the First Quarter Fiscal 2008 and the First Quarter Fiscal 2007 and the summary consolidated balance sheet data as of July 1, 2007 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all adjustments (consisting only of normal recurring adjustments) that we consider necessary for a fair presentation of our financial position and operating results for such periods. Historical results are not necessarily indicative of future results and results for the First Quarter Fiscal 2008 are not necessarily indicative of our expected results for the full Fiscal 2008 year.

The summary balance sheet data as of July 1, 2007 is presented on an actual basis and on an as adjusted basis to give effect to the sale of the shares of common stock in this offering by us at an assumed public offering price of $11.00 per share (the midpoint of the range set forth on the cover page of this prospectus), and the application of the estimated net proceeds, after deducting the estimated underwriting discount and offering expenses.

You should read the summary consolidated financial data set forth below together with our historical consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this prospectus.

	Fiscal Years(1)			First Quarter
	Fiscal 2005	Fiscal 2006	Fiscal 2007	Fiscal 2007	Fiscal 2008
				(unaudited)
	(dollars in thousands, except per share data)
Results of Operations Data
Net Sales
Retail	$40,102	$38,194	$39,334	$9,577	$10,489
Wholesale	9,516	13,187	20,901	4,024	5,696
Specialty	4,362	6,864	1,647	406	605
Total	53,980	58,245	61,882	14,007	16,790
Operating loss	(3,695)	(1,313)	(9,486)	(2,329)	(1,879)
Net income (loss)	$(4,625)	$15,423	$(9,754)	$(2,354)	$(2,194)
Net income (loss) per share:
Basic	$(2.21)	$6.97	$(4.27)	$(1.06)	$(0.86)
Diluted	$(2.21)	$2.42	$(4.27)	$(1.06)	$(0.86)
Shares used in calculation of net income (loss) per share (thousands):
Basic	2,095	2,212	2,283	2,221	2,560
Diluted	2,095	6,434	2,283	2,221	2,560

Other Data (Unaudited)
Earnings (loss) before interest, taxes, depreciation and amortization (EBITDA)(2)	$2	$19,676	$(6,110)	$(1,434)	$(1,073)
Adjusted EBITDA(2)	(720)	(3,098)	$(5,039)	$(1,434)	$(1,073)
Comparable store sales increase (decrease)	(2.0)%	(1.9)%	3.9%	(2.5)%	9.5%
Retail store count at period end
Company-operated by Tully’s	92	88	90	90	90
Franchisee-operated (U.S.)	5	23	38	27	41

Total retail store count	97	111	128	117	131

			April 1, 2007	July 1, 2007 (unaudited)
				Actual	As Adjusted(3)
			(dollars in thousands)
Balance Sheet Data
Total Assets			$17,350	$17,648	$45,136
Long-Term Obligations (Including Current Portion)			5,297	7,483	1,053
Stockholders’ Equity (Deficit)			$(4,109)	$(5,694)	$28,057

(1)	Fiscal 2006 and Fiscal 2007 had 52 weeks and Fiscal 2005 had 53 weeks. We estimate that the 53rd week accounted for $955,000 in net sales in Fiscal 2005.
(2)	Earnings before interest, taxes, depreciation and amortization, or EBITDA, is a financial measure we use to evaluate our operating performance, which excludes the effects of financing costs, income taxes, and non-cash depreciation and amortization. Adjusted EBITDA further adjusts for the effects of certain unusual items and to exclude revenues associated with our terminated relationship with Tully’s Coffee Japan. See “Management’s Discussion and Analysis—Key Performance Measures and Definitions” for additional information regarding the nature and use of EBITDA and Adjusted EBITDA. See the table in “Management’s Discussion and Analysis—Non-GAAP Financial Measures” for the computation of EBITDA and Adjusted EBITDA, and the reconciliation of these measures to our reported amounts of net income (loss). See “Management’s Discussion and Analysis—Non-GAAP Financial Measures” for a discussion of some of the limitations of EBITDA and Adjusted EBITDA as analytical tools.
(3)	As adjusted balance sheet data gives effect to the sale of the shares of common stock in this offering by us at an assumed public offering price of $11.00 per share (the midpoint of the range set forth on the cover page of this prospectus), and the application of the estimated net proceeds, after deducting the estimated underwriting discount and offering expenses.

RISK FACTORS

An investment in our common stock involves a high degree of risk. Before investing in our common stock, you should carefully consider the risks described below, as well as the other information contained in this prospectus, including our consolidated financial statements and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Any of the risks described below could materially and adversely affect our business, prospects, financial condition and results of operations. If any of these risks materialize, the trading price of our common stock likely would decline, and you could lose all or part of your investment.

Risks Relating to Our Business

We have a history of losses and expect to incur losses in the future.

We have incurred net losses in every year since inception except for Fiscal 2006, when we reported net income as a result of a $17.0 million gain on the sale of intellectual property assets. Our net loss was $9.8 million for Fiscal 2007, and we had an accumulated deficit of $88.1 million as of April 1, 2007. We expect to report a net loss for Fiscal 2008 and likely will incur losses in future periods.

We will continue to incur significant operating expenses, and expect our losses to increase, as we grow our business. For example, we plan to open between 30 and 40 company-operated retail stores within the next 12 months and, subject to our ability to secure sufficient additional capital, up to a comparable or greater number in the following year. Based on past experience, we believe a new company-operated store typically will require a capital investment by Tully’s in the range of $300,000 to $400,000, depending on store type, size and location. Each store also will incur ongoing operating expenses, including rent, salaries and utilities, and many of these expenses may be higher than normal early in the lifetime of the store. In addition, we will be required to increase our recruiting, training, and compensation expenses as we increase the number of our stores. We also plan to expand our franchise and wholesale operations, which will require us to incur increased costs associated with developing, managing, and supporting these businesses. We also expect to incur additional costs as a publicly traded company as we upgrade our reporting systems and procedures, implement additional financial and management controls, including an internal audit function, and increase our accounting and finance staff. We will need to increase our net sales at a rate greater than our expenses to achieve profitability. For these reasons, we cannot predict whether we will become profitable in future periods. Even if we become profitable, we may not be able to sustain any future profitability.

Our operating results could be adversely affected if we are unsuccessful in implementing our growth strategy or unable to manage growth, or if our growth strategy is flawed.

Our growth strategy consists of several initiatives, including the following:

•

New store development. We plan to open between 30 and 40 company-operated retail stores within the next 12 months and, subject to our ability to secure sufficient additional capital, up to a comparable or greater number in the following year. We hope to locate these new stores in high-traffic areas that will support seven day a week, twelve to fifteen hour a day operations. We believe a new company-operated store typically will require a capital investment by Tully’s in the range of $300,000 to $400,000, depending on store type, size and location. Execution of our store development plan is dependent on various factors, including our ability to:

•	locate and secure sites meeting the criteria described above;

•	identify, enter and successfully compete in new markets;

•	control construction and other costs in a broad range of locations;

•	obtain required construction and operating licenses, permits or approvals;

•	generate acceptable sales and profits in new stores in existing markets;

•	negotiate acceptable leases for new stores;

•	hire, train, and retain qualified personnel; and

•	obtain adequate capital, which will be particularly important for our store opening plans in future periods.

•

Successfully build new stores reflecting our enhanced unit economics. Our goal for new company-operated stores, based on our 1,200 - 1,400 square foot model, is to generate average annual unit volumes of approximately $650,000 after 24 months of operations. This will require our new stores to perform as well as or better than some of our stronger performing current stores. The top 25% of our retail stores operating all of Fiscal 2007 produced an average unit volume of $648,000. Overall, our stores generated an average volume in Fiscal 2007 of approximately $432,000. We believe our new stores will incorporate the characteristics of our better performing stores. In order to achieve target results at new stores, we must:

•	attract adequate customer traffic to newly opened stores;

•	successfully analyze traffic patterns and select attractive sites;

•	overcome competition in many markets where new stores are located; and

•	control costs in order to achieve store level efficiencies and consistently deliver an acceptable level of profits.

Further, in developing our new store model we may have inaccurately identified the factors that contributed to the success of our better-performing stores, or the characteristics that have contributed to the success of these stores may not translate into success at new stores.

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Improve comparable store sales and margins. We are targeting comparable store sales growth for Fiscal 2008 to be in the range of 4% to 8%. To meet our growth objectives we must also increase comparable store sales in future periods. Although we have generated comparable store sales growth in the last three quarters of Fiscal 2007 and the first quarter of Fiscal 2008, our comparable store sales for San Francisco, our second largest retail market, contracted during Fiscal 2007 and had an increase in First Quarter Fiscal 2008 less than our overall level of increase. Many of our existing stores in Seattle have received recent upgrades which may have contributed to increased sales. In order to increase comparable store sales we must:

•	improve our average customer transactions;

•	satisfy consumer preferences and introduce new products;

•	implement our merchandising strategy across all day-parts; and

•	successfully compete in new locations.

Our growth strategy also calls for initiatives to improve margins. In order to increase store margins we must improve operating procedures and increase sales at a rate faster than the increase in store-level expense. In order to improve corporate level margins we must control spending for marketing, general administrative and other operating expenses even as our growth places additional demands on us.

•

Expand our geographic footprint through special venue and multi-unit franchising. Our franchising strategy focuses on adding franchised stores in market areas and venues that complement our company-operated stores. Our success in this regard depends on several factors, including:

•	our ability to attract quality franchisees to invest in and develop our brand, including in regions where we currently have little or no presence;

•

the ability of our franchisees to find suitable locations, reach acceptable lease terms, have adequate capital, find available contractors, obtain licenses and permits, locate and train staff appropriately and properly manage their coffeehouses; and

•	our ability to overcome significant competition and serve special venues such as manufacturing facilities, grocery stores, hotels, airports and university campuses.

•

Expand our wholesale business. We expect to expand the geographic reach and penetration of our products in wholesale markets by adding new grocery stores and distributors in the office coffee and foodservice channels. Our achieving these objectives is dependent upon, among other factors, our ability to:

•	establish and maintain personal relationships with wholesale distributors and retailers in our current and new markets where we may not have local contacts;

•	retain key employees who develop and maintain these required relationships;

•	successfully introduce new products for the wholesale channel; and

•	obtain premium placement in grocery stores.

Our ability to successfully implement any or all of these initiatives is uncertain. Our growth plans will present operational and competitive challenges, and may strain our management, operational and financial resources. Our inability to successfully achieve or manage our growth, or to successfully implement our business strategy, could have a material adverse effect on our business, results of operations, and financial condition. Even if we successfully implement our growth strategy, we may discover that our growth strategy does not deliver the results that we currently anticipate.

Our failure to compete successfully against current or future competitors could have an adverse effect on our business, including loss of customers, declining sales and loss of market share.

The gourmet coffee market is highly competitive. A number of our competitors, Starbucks in particular, have much greater financial and marketing resources, brand recognition and customer bases than us. In the retail specialty coffee segment, we compete with industry leader Starbucks as well as regional coffeehouses, such as Coffee Bean & Tea Leaf and Peet’s Coffee & Tea, and local coffee shops, convenience stores, restaurants, street vendors and, to a certain degree, quick service restaurants such as McDonalds and Krispy Kreme. As we continue to expand geographically, we expect to encounter additional regional and local competitors, such as Caribou Coffee and Dunkin Donuts. In addition, consumers may choose non-coffee beverages and food offered by these and other competitors as alternatives to our offerings.

In the wholesale segment, we compete with both specialty coffee roasters, such as Starbucks and Peet’s, and large foodservices companies. Smaller local and regional brands also compete in the grocery and foodservice channels. In addition, we compete indirectly against all other coffee brands on the market, which may serve as substitutes for our gourmet whole bean and ground coffee. Tully’s must compete with many gourmet and lower quality coffee roasters and distributors (including those providing branded and private label coffees) for space on grocery shelves and for distribution by wholesale foodservice distributors. In the single serve category, the Tully’s K-Cup competes with other Keurig licensees and other single-cup coffee and tea delivery systems and brands. In the bottled beverage sector, we compete against many regional and national beverage companies including the Starbucks/PepsiCo, Inc. joint venture.

In both the retail and wholesale segments, we expect the gourmet coffee market to become even more competitive, both within our primary geographic markets and in other regions of the United States, as regional companies expand and attempt to build brand awareness in new markets and as smaller participants are consolidated into larger competitors.

We may be unable to replicate our performance in Washington as we attempt to further penetrate existing markets and enter new markets.

Our near-term growth strategy depends on opening new coffeehouses in markets in which we currently operate, including San Francisco and Los Angeles. We cannot guarantee that new stores in these markets will perform better than or as well as stores we currently operate. Washington State is our largest retail market, and accounted for approximately 74% of our coffeehouses and 70% of our retail sales in Fiscal 2007. In Washington we have a lengthy operating history, active involvement in the community and publicity garnered through advertising and otherwise that has led to a degree of brand awareness which we may not enjoy to the same extent in other markets. For example, we have enjoyed overall comparable store sales growth in the last three quarters of Fiscal 2007 and the first quarter of Fiscal 2008, but our comparable store sales for the San Francisco region, our second largest retail market, contracted during Fiscal 2007 and had an increase in First Quarter Fiscal 2008 less than our overall level of increase.

Our ability to successfully open new stores will be affected by the different competitive conditions, consumer tastes, and discretionary spending patterns of each of our markets, as well as our ability to generate greater market awareness of our brand in markets outside Washington. Unless and until we generate significant brand awareness in markets outside Washington, it may be difficult for us to meet or exceed our financial objectives. In addition, our failure to achieve market acceptance in one or more markets could put a significant strain on our financial resources and could limit our ability to further expand our business. These challenges may be even more difficult to overcome if and when we open coffeehouses in new markets where we have little or no operating experience.

New products may not be accepted in current or future markets. Failure to achieve market acceptance of new products will adversely affect our revenues.

Our beverage and food offerings are built around core product families that enable us to introduce new items that we hope will appeal to a broad range of customers, at different day-parts, to suit different geographic markets and climates. We believe that the introduction of these new products is important to the growth of our revenues for existing stores and future markets. Acceptance of new products may vary in different geographic markets, and may be not be embraced by customers in our current or future markets. If our new products are not accepted, our operating results would be adversely affected.

In addition to the net proceeds from this offering, we will require significant additional capital to implement our growth strategy, which may not be available to us on satisfactory terms, or at all, and may subject our shareholders to substantial additional dilution.

We will need to raise additional capital to execute our growth plan in future periods, make capital improvements at our coffeehouses and respond to competitive pressures. If additional financing after this offering is not available or is not available on acceptable terms, we may be unable to grow our retail and wholesale operations as planned, take advantage of business opportunities or respond to competitive pressures. Without additional financing, we may need to modify or discontinue our growth plans and our investments in new stores, store improvements, new customers and new products, and reduce operating, marketing, general and administrative costs related to our continuing operations. We also could be required to sell stores or other assets. Store sales would involve the assignment or sub-lease of the store location (which could require the lessor’s consent) and the sale of the store equipment, leasehold improvements and related assets. The proceeds received from the sale of stores or other assets might not be in amounts or timing satisfactory to us, and the sale of better performing locations or other income-producing assets could adversely affect our future operating results and cash flows.

In addition, if we raise additional funds through the issuance of equity or convertible or exchangeable securities, the percentage ownership of our existing shareholders will be reduced. Further, these newly issued securities may have rights, preferences and privileges senior to those of existing shareholders. If we raise additional capital by incurring indebtedness, this could constrict our liquidity, result in substantial cash outflows, adversely affect our financial health and ability to obtain financing in the future, encumber our assets or subject us to restrictive covenants that could limit our ability to operate.

If we lose key personnel upon whom we are dependent, we may not be able to manage our operations and meet our strategic objectives.

Many key responsibilities of our business have been assigned to a relatively small number of individuals. Our future success depends to a considerable degree on the vision, skill, experience and effort of our senior management team. We do not maintain key-person insurance on any of these individuals. Any loss or interruption of the services of any of our key employees could significantly reduce our ability to effectively manage our operations and implement our strategy.

Additionally, our founder and chairman, Tom T. O’Keefe, is involved in a number of community and business endeavors unrelated to our business. If Mr. O’Keefe focuses his time and attention on these other endeavors without also dedicating the necessary time and efforts to our business, it could have a significant impact on our efforts to achieve our business goals.

We recently made additions to our senior management team, all of whom must work together effectively for us to be successful.

In past years, we have experienced turnover in our senior management team. During Fiscal 2007 we made several key additions to our senior management team, including a new President and CEO and a senior retail and operations executive. If our new management team, including any additional senior executives who join us in the future, are unable to work together effectively to implement our strategies, manage our operations and accomplish our business objectives, our ability to grow our business and successfully meet operational challenges could be significantly impaired.

If we fail to maintain, develop and protect our brand, our business could suffer.

Our brand may be harmed by factors that are outside of our control. For example, customers who purchase our whole or ground bean coffees may improperly store the coffees or prepare beverages from our coffee incorrectly, in either case potentially affecting the quality of the coffee prepared from our products. If customers do not perceive our products to be of high quality, then the value of our brand may be diminished and our ability to implement our business strategy may be adversely affected.

Our franchisees or Tully’s Coffee Japan Co., Ltd., or TCJ, the owner of our brand in Japan, may fail to operate Tully’s coffeehouses in a manner consistent with our standards and requirements. We have no control over TCJ’s use of our brand within Japan. Although our franchise agreements regulate franchisee behavior to some extent, enforcing remedies under franchise agreements typically requires litigation, and our image and reputation may suffer even if such litigation is successfully concluded. If any of our franchisees acts in a manner inconsistent with our beliefs or preference, it could damage the value of our brand in that franchisee’s territory, and such damage could spread to other territories.

The success of our growth strategy also depends in part on our continued ability to use our existing trademarks and trade dress in order to increase brand awareness and further develop our brand in both domestic and foreign markets. If our efforts to protect our intellectual property rights are not adequate, or if any third party misappropriates or infringes them, the value of our brand may be harmed. We may become engaged in litigation to protect our intellectual property, which could result in substantial costs to us as well as the diversion of management’s attention. Failure to succeed in any such litigation could deprive us of our using our trademarks and trade dress, or require us to pay significant licensing fees for such use. See “—Our current lawsuit with UCC Ueshima Coffee Company, Ltd. will be costly to prosecute, and if we do not prevail we could be required to pay monetary damages and our ability to do business in the licensed territories could be impaired.”

Our franchisees, and the laws that govern the franchise relationship, could hinder our ability to grow.

We rely on our franchisees to develop territories in which we choose not to open company-operated stores. We rely on their local knowledge to successfully address the needs of their territories. If a franchisee is unable to address these needs, we may be unable to sustain our presence in new regions. Additionally, at July 1, 2007, we had one area developer and two multi-unit grocery relationships that collectively accounted for 31 of our 41 franchised stores. The loss of even one of these relationships would have a relatively significant impact on our current franchise business.

Many of our franchise agreements grant exclusive rights to certain territories that last for multiple years. These rights not only prevent other franchisees from operating in the franchised territory, but also could prevent us from opening company-operated stores in the territory. If a franchisee is slow or fails to open new stores in its territory, we or another franchisee could be prevented or delayed from opening stores in that same territory. If such an event occurs, our ability to implement our business strategy may be adversely affected.

We are subject to federal regulation and state laws that govern the offer and sale of franchises and the franchisor-franchisee relationship. The failure to obtain or retain required licenses or registration approvals to sell franchises could delay or preclude franchise sales and otherwise adversely affect our business, financial condition and results of operations. Additionally, any franchise law violations may give existing and future franchisees a basis to bring claims against us, that could result in rescission of the franchise agreement, damages or other relief. Assertion of such claims against us could adversely affect our business, financial condition, and results of operations.

We occupy our company-owned stores under long-term leases, and we may be unable to renew leases at the end of the lease periods or obtain new leases on acceptable terms.

All of our retail stores are located on leased premises or locations otherwise controlled by third parties. Many of our current leases are non-cancelable and typically have terms of several years. Therefore, we could be required to continue lease payments for a store that we would otherwise wish to terminate. We also may not have the right or option to renew some of our existing leases. We face intense competition from both restaurants and other specialty retailers for suitable sites for new stores, and if we are unable to renew an existing lease, we would be obligated either to find a new location or close the coffeehouse. If we negotiate a new lease or lease extension at an existing location, the rent may increase substantially. In either case, our existing operations and operating results could be adversely affected. We intend to lease other premises in connection with the planned expansion of our retail operations, and we believe leases that we enter into in the future likely will also be long-term and non-cancelable. Additionally, because we compete with other retailers and restaurants for store sites and some landlords may grant exclusive locations to our competitors, we may not be able to obtain new leases or renew existing leases on acceptable terms. These factors could adversely affect our ability to execute our growth strategy.

We also enter into agreements to operate coffeehouses in special venues, such as hospitals or manufacturing plants, to operate as the exclusive coffee provider in those locations. Unlike our typical retail store leases, some of these agreements can be terminated on short notice. Additionally, a single agreement of this type may govern several of our stores. As a result, the termination of one of our special venue relationships could result in the closure of several of our stores at the same time. If these agreements are terminated, or if exclusivity within a specific special venue is not maintained, we would be unable to access these markets or risk a decline in sales as a result of competition. In either case our brand-building strategy and results of operations would be adversely affected.

A significant interruption in the operation of our roasting, packaging and distribution facility would disrupt our operations.

We have only one coffee roasting, packaging and distribution facility. In some cases we either have limited or no replacement equipment readily available for certain of our significant processes. Additionally, a significant interruption in the operation of our facility due to a natural disaster, such as an earthquake, or other causes, such as an extended breakdown of our production equipment, would significantly impair our ability to operate our business on a day-to-day basis and would adversely affect our operating results.

Our hand-craft roasting methods are essential to the quality of our coffee, and our business would suffer if we were unable to maintain quality control.

Because our coffees are hand-craft roasted in small batches, we rely on the expertise and execution of our coffee roasters. If we are unable to maintain stringent quality control of our hand-craft roasting methods, the value of our brand would be diminished, and we could lose customers to our competitors.

We have limited supplier choices for many of our products, and the inability of certain of these suppliers to meet our needs could disrupt our operations.

In Fiscal 2007 two coffee brokers and one foodservice product distributor provided, in the aggregate, approximately 43% of our product purchases. In addition, our ice cream, Bellaccino blended drink base, and our Bellaccino bottled beverages are produced by third parties to our proprietary specifications. If one or more of our suppliers is unable to provide high-quality products to meet our requirements, or if our supplier relationships are otherwise interrupted, we may experience disruptions in product availability while establishing replacement supplies, and our results of operations could suffer.

In addition, we use local bakeries to supply our stores with bakery items. These bakeries typically have limited capital resources to fund growth, and therefore may be unable to meet our needs as we grow. Small bakeries are generally more sensitive to increases in prices for raw ingredients for their products as compared to larger, commercial operations. Furthermore, as we enter new markets, we may be unable to find quality, local bakeries that meet our needs. If this occurs we may not be able to offer bakery products in coffeehouses in that area, or we could be forced to purchase bakery products at higher costs or of lower quality elsewhere, either of which could adversely affect our operating results.

We license the right to manufacture and sell Tully’s K-Cups from one of our direct competitors.

We manufacture and sell Tully’s K-Cups under license from Keurig, which is a wholly-owned subsidiary of Green Mountain Coffee Roasters, Inc., a direct competitor of ours in the wholesale coffee market. Keurig sells our K-Cups and other K-Cups from its website, and provides marketing support for its various roasters including Tully’s. Increased sales of this product are a part of our growth strategy. If Keurig were to terminate our license to manufacture and sell K-Cups, or if the terms and conditions of our license agreement were to be amended in an adverse manner, or if Keurig were to devote more marketing resources to a competitor’s K-Cups than to ours, then our revenues and ability to implement our business strategy would be adversely affected.

Our inability to secure, maintain and increase our presence in grocery stores could adversely affect our revenues.

Our wholesale operations include sales to grocery stores, which for Fiscal 2007, accounted for approximately 16% of our net sales. The success of our wholesale business is largely dependent on our continuing development of strong relationships with major retail chains. In Fiscal 2007, approximately 80% of our grocery sales resulted from relationships with four major retailers. The loss of our relationship with any of these retailers could have a significant impact on our wholesale revenues. In addition, we may be unable to secure adequate shelf space in new markets, or any shelf space at all, until we develop relationships with the retailers that operate in such markets. Consequently, growth opportunities for our wholesale division may be limited and our revenues adversely affected if we are unable to successfully establish relationships with other retailers in new or current markets.

We also face severe competition to display our coffee packages on grocery store shelves and obtain optimal presence on those shelves. Due to the intense competition for limited shelf space, retailers are in a position to negotiate favorable terms of sale, including price discounts, allowances and product return policies. To the extent we elect to increase discounts or allowances in an effort to secure shelf space, our operating results will be adversely affected. We may not be able to increase or sustain our volume of retail shelf space or offer retailers price discounts sufficient to overcome competition and, as a result, our sales and results of operations could be adversely affected. In addition, many of our competitors have significantly greater financial, manufacturing, marketing, management and other resources than we do and may have greater name recognition, a more established distribution network and a larger base of wholesale customers and distributors. Many of our competitors also have well-established relationships with our current and potential grocery store customers and distributors, and have extensive knowledge of our target markets. As a result, these competitors may be able to devote greater resources to the development, promotion and sale of their products and respond more quickly to evolving consumer preferences for us. If our competitors’ sales surpass ours, retailers may give higher priority to our competitors’ products, causing such retailers to reduce their efforts to sell our products and resulting in the loss of advantageous shelf space.

Our business is dependent on a healthy economic climate in our principal geographic markets.

Our product offerings are discretionary items in our customers’ budgets. Adverse economic trends may cause consumers to reduce their discretionary spending, which could have an adverse impact on our revenues. We are particularly susceptible to economic downturns in our principal geographic markets. Given our geographic concentration in the Seattle and San Francisco markets, an economic downturn in those regions could have a material effect on our business and operations throughout the region, as could other regional economic disruptions.

Our current lawsuit with UCC Ueshima Coffee Company, Ltd. will be costly to prosecute, and if we do not prevail we could be required to pay monetary damages and our ability to do business in the licensed territories could be impaired.

We are currently in litigation with UCC Ueshima Coffee Company, Ltd., or UCC, in connection with UCC’s alleged failure to perform under an exclusive license agreement with us to establish and operate Tully’s stores and sell Tully’s coffees throughout most of Asia, excluding Japan. Although we do not currently derive any substantial revenue from Asia, it represents a strong and growing market for specialty coffee. The UCC litigation is in the early stages of discovery and trial is currently scheduled for April 7, 2008. We have included in other operating expenses the actual and estimated costs for our defense and prosecution of our counterclaims, including $622,000 accrued at April 1, 2007. Although we accrued for our estimated costs, it is not currently possible to estimate the impact that the litigation and its ultimate resolution will have on our results of operations, financial position or cash flows. The litigation and this uncertainty expose us to several risks, including the following:

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until the litigation is resolved we will continue to incur substantial legal expenses, which could exceed our accrual and may vary with the level of activity in the legal proceedings. This level of activity is not entirely within our control, as we may need to respond to legal action by UCC;

•	our management team could be required to devote so much of its time, effort and energy to these legal proceedings that the rest of our business suffers;

•

interim developments in these legal proceedings may contribute to negative publicity and increased volatility in our stock price as the market assesses the impact of those developments on the likelihood that we will or will not ultimately prevail in the litigation;

•	the litigation, and UCC’s request that we be prevented from interfering with its alleged license rights, could interfere with any efforts we make to develop our business in Asia;

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if we are found to be in breach of the UCC license agreement, we could be ordered to pay monetary fines and/or damages and UCC could enforce its alleged security interest in our trademark rights in the licensed territories, causing us to permanently lose these trademarks along with ability to do business in Asia directly or through licensees; and

•

an eventual settlement of the litigation might involve significant expenditures or agreements that would limit our business opportunities. The accounting of any such expenditures might result in a material increase in expense or reduction in revenue for the quarter in which the payment is made.

This risk factor only summarizes the various legal proceedings and related events, which are described in more detail in “Business—Legal Proceedings.”

We face the risk of adverse publicity and litigation, actual or threatened, in connection with our products and operations.

We may from time to time be subject to complaints or actual or threatened litigation from consumers alleging illness, injury or other food quality, health or operational concerns. Adverse publicity resulting from these allegations may materially adversely affect us, regardless of whether the allegations are valid or whether we are liable. In particular, instances of food-borne illness whether or not traced to our stores or products, could reduce demand for our menu offerings, hurt our brand image or lead to litigation and liability. If any of our customers become ill from consuming our products, the affected stores may be forced to close or a product recall may be required. In addition, employee claims against us based on, among other things, discrimination, harassment or wrongful termination may divert financial and management resources that would otherwise be used to benefit our future performance. There is also a risk of litigation from our franchisees with regard to the terms of our franchise arrangements. We have been subject to a variety of claims from time to time, and future claims could materially adversely affect our business, prospects, financial condition, operating results or cash flows.

We are subject to numerous and changing government regulations. Changes in, or failure to comply with, these regulations could negatively affect our sales, increase our costs, result in fines or other penalties against us or harm our growth strategy.

Each retail location and our roasting facility is and will be subject to licensing and reporting requirements by a number of governmental authorities. These governmental authorities include federal, state and local health, environmental, labor relations, sanitation, building, zoning, fire, safety and other authorities that have jurisdiction over the development and operation of our retail locations. Our activities are also subject to the Americans with Disabilities Act and related regulations, which prohibit discrimination on the basis of disability in public accommodations and employment. Changes in any of these laws or regulations could have a material adverse affect on our business, financial condition and results of operations. A failure to comply with one or more regulations could result in the imposition of sanctions, including the closing of facilities for an indeterminate period of time, or third party litigation, any of which could have a material adverse effect on us and our results of operations.

Our failure to implement or maintain adequate internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could materially harm our business and cause our stock price to decline.

Maintaining effective internal control over financial reporting is an important component of producing reliable financial reports and is important in helping to prevent or detect fraud. We have begun to evaluate and document our internal control procedures to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the past we have identified certain deficiencies, some of which have been significant, and we have begun implementing the changes that we believe are necessary to refine our internal control processes. During the course of this process, as well as our testing thereof, we may identify other deficiencies that may be material and we may be unable to remedy in a timely manner. While this would not necessarily mean that we cannot prepare reliable financial statements, the existence of material weaknesses or a number of significant deficiencies may not allow us to conclude that our internal control over financial reporting is designed and/or operating effectively, which could adversely affect the trading price of our common stock. Ineffective internal control processes could also increase the likelihood of inaccuracies or errors in historical financial statements, and could cause investors to lose confidence in our reported financial information. This could, in turn, have a negative effect on the trading price of shares of our common stock or result in costly litigation.

We have not yet completed our evaluation of our internal control over financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act.

Under the proposed rules of the SEC, we will be required to comply with the internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act by the end of Fiscal 2008. This requires us to document and test the effectiveness of our internal controls over financial reporting in accordance with an established internal control framework and to report on our conclusion as to the effectiveness of our internal controls. It also requires our independent registered public accounting firm to test our internal controls over financial reporting and report on the effectiveness of such controls as of March 28, 2009, as well as to test, evaluate and report on our assessment of internal control.

We have started, but not yet completed, our evaluation of whether our current internal control over financial reporting is compliant with Section 404. We may not be compliant and may not be able to meet the Section 404 requirements in a timely manner. If it is determined that we are not in compliance with Section 404, we may be required to implement new internal control procedures and re-evaluate our financial reporting processes. We may experience higher than anticipated operating expenses as well as outside auditor fees during the implementation of these changes and thereafter. Further, we may need to hire additional qualified personnel in order for us to be compliant with Section 404. If we are unable to implement these changes effectively or efficiently, it could harm our operations, financial reporting or financial results and could result in our conclusion that our internal control over financial reporting is not effective and could adversely affect the trading price of our common stock or result in costly litigation.

Our ability to use our net operating loss carryforwards may be subject to limitation.

An ownership change, which may occur if there is a transfer of ownership exceeding 50% of our outstanding shares of common stock in any three-year period, may lead to a limitation on the usability of, or a potential loss of some or all of, our net operating loss carryforwards or NOLs. The number of shares of our common stock that we issue in this offering may be sufficient, taking into account prior or future shifts in our ownership over a three-year period, to cause us to undergo an ownership change.

Because the regulations governing NOLs are highly complex and may be changed from time to time, and because our attempts to prevent an ownership change from occurring may not be successful, the NOLs could be limited or lost. To the extent the NOLs become unavailable to us, our future taxable income and that of any consolidated affiliate will be subject to federal taxation, thus reducing funds otherwise available for corporate purposes.

Risks Relating to Our Industry

Fluctuations in the availability and cost of the products used by our stores or roasting facility may affect our results of operations.

Our future success depends to a large extent upon the availability of high-quality green Arabica coffee beans at reasonable prices. The cost of our coffee beans is subject to a range of factors, many of which are beyond our control. Coffee prices generally increased for the 2007 season. There has been increasing demand for Arabica coffee beans that could put additional upward pressure on prices or limit the quantities available to us. Natural events, civil unrest and labor issues or shipping disruptions could interrupt the supply of these premium beans or affect the cost. Green coffee bean prices have been affected in the past, and could be affected in the future, by the actions of organizations that have attempted to influence commodity prices of green coffee beans.

In addition, increases in the cost of other raw materials (such as paper and dairy), natural resources (such as energy and gasoline) or the price we pay for our baked goods, could result in an increase in the costs of the products served in our stores. Our ability to raise prices in response to rising costs of coffee beans or other raw ingredients may be limited, and our profitability could be adversely affected if the costs of our inputs were to rise substantially. Moreover, passing price increases on to our customers could result in losses in sales volume or margins in the future. Rapid, sharp decreases in the cost of our raw ingredients could also force us to lower sales prices before we have realized cost reductions in our inventory. Such cost fluctuations could adversely affect our gross margins, or force us to increase the retail and wholesale prices for our products.

Increasing labor costs could adversely affect our results of operations and cash flows.

Many of our employees are hourly employees whose wages may be affected by increases in the federal, state or municipal “living wage” rates. Numerous proposals have been made on federal, state and local levels to increase minimum wage levels. An increase in the minimum wage may create pressure to increase the pay scale for our employees, which would increase our labor costs and those of our franchisees.

We face significant competition in recruiting qualified employees and managers for our retail stores. A shortage in the labor pool, an increase in the costs of employee benefits or other general inflationary pressures could also increase labor costs. In addition, changes in labor laws or reclassifications of our employees from management to hourly employees could affect our labor cost. An increase in labor costs could have a material adverse effect on our income from operations and decrease our profitability and cash flows if we are unable to recover these increases by raising the prices we charge our customers.

The products we serve contain certain ingredients, the health effects of which are not fully understood.

Our gourmet coffees and many of our other beverages contain caffeine and other ingredients, the health effects of which are not fully understood. A number of research studies conclude or suggest that excessive consumption of caffeine may lead to increased heart rate, nausea and vomiting, restlessness and anxiety, depression, headaches, tremors, sleeplessness and other adverse health effects. Harmful effects of caffeine consumed by pregnant women are also the subject of several research studies.

We also serve products that contain ingredients other than caffeine, such as sugars, fats, and carbohydrates. Public interest groups have focused attention on the marketing of high-fat and high-sodium foods to children in a stated effort to combat childhood obesity.

An unfavorable report or public opinion on the health effects of the ingredients used in our products, particularly caffeine, could significantly reduce the demand for our products, which could harm our business and reduce our sales and profitability.

Consumer preferences related to coffee, dairy and bakery products could adversely affect our revenues or our costs.

Because our business is predominantly dependent on a single product, gourmet coffee, we are vulnerable to changes in consumer preferences and economic conditions that could harm our financial results. Consumer preferences can change rapidly and without warning, moving from one trend to another among many product or retail concepts. Shifts in consumer preferences away from the gourmet coffee segment would have a material adverse effect on our results of operations. Our continued success will depend in part on our ability to anticipate, identify and respond quickly to changing consumer preferences and economic conditions.

Risks Related to the Offering

You will experience immediate and substantial dilution in the book value of the shares you purchase in this offering.

As of July 1, 2007, the net tangible book value for shares of our common stock was a deficit of $1.31 per share. Based upon the issuance and sale of 3,500,000 shares of our common stock at a public offering price of $11.00 per share, you will incur immediate dilution of approximately $7.95 in the net tangible book value per share if you purchase common stock in this offering.

A significant number of shares of our common stock are not subject to lock-up agreements and will become eligible for sale in the public market immediately upon completion of this offering, which could cause the price of our common stock to decline.

If our existing shareholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the completion of this offering, the trading price of our common stock could decline. Based on shares outstanding as of April 1, 2007, upon completion of this offering, we will have outstanding a total of 8,979,050 shares of common stock. Approximately 6,960,000 of these shares, including the 3,500,000 shares of common stock sold in this offering, will be freely tradable, without restriction, in the public market. In addition, 524,909 shares of common stock that are subject to outstanding options as of July 1, 2007, will be freely tradable, without restriction, in the public market after completion of this offering if these options are exercised. The number of shareholders who will sell their shares following this offering is unpredictable, particularly because we have approximately 6,200 holders of record of our common stock.

Our officers, directors, and certain of our shareholders who collectively hold approximately 33% of our outstanding common stock have agreed with the underwriters not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this offering. When these lock-up agreements expire, these shares and the shares underlying any options and warrants held by these individuals will become eligible for sale, in some cases subject to the volume, manner of sale and notice requirements of Rule 144 of the Securities Act. Sales of a substantial number of these shares in the public market after the lock-up agreements expire, or the perception that these sales could occur, could cause the market price of our common stock to decline. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional equity securities.

There has been no prior trading market for our common stock. We cannot assure you that an active public trading market will develop after the offering and, even if it does, our stock price may trade below the public offering price.

There has been no public market for our common stock prior to this offering. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the NASDAQ Global Market or otherwise, or how liquid that market may become, especially if few stock analysts follow our stock or issue research reports concerning our business. If an active trading market does not develop, you may have difficulty selling any shares that you buy in this offering. Neither the underwriters nor any other market maker in our common stock will be obligated to make a market in our shares, and any such market making may be discontinued at any time in the sole discretion of each such market maker.

In addition, we estimate that immediately following this offering approximately 10% of our outstanding common stock will be beneficially owned by our principal shareholders, executive officers and directors, who also will hold options and warrants exercisable for approximately 545,000 additional shares of our common stock. The substantial amount of common stock that is owned by and issuable to our principal shareholders, executive officers and directors may adversely affect the development of an active and liquid trading market.

Even if a market develops for our common stock after the offering, the market price of our common stock may experience significant volatility. Factors that may affect the price of our common stock include the depth and liquidity of the market for our common stock, investor perception of our financial strength, conditions in the gourmet coffee and restaurant industries, and general economic and market conditions. Further, our quarterly operating results (particularly if they are less than our or analysts’ previous estimates), changes in analysts’ earnings estimates, the addition or departure of key personnel, the timing of coffeehouse openings, seasonal fluctuations, changes in market valuations of our competitors, our capital raising activities, announcements by us or our competitors of new products or ventures, general conditions in our industry or other developments affecting us could cause the market price of our common stock to fluctuate substantially. In addition, the initial public offering price has been determined through negotiations between us and the underwriters, and may bear no relationship to the price at which the common stock will trade upon completion of the offering.

We will have broad discretion as to the use of the net proceeds from this offering, and we may not use the proceeds effectively.

Although we plan to use the net proceeds from this offering for expansion purposes, we have not designated the amount of net proceeds we will use for any particular purpose other than for repayment of our senior subordinated note. Accordingly, we will have broad discretion as to the application of the net proceeds and could use them for purposes other than those contemplated at the time of this offering. Our shareholders may not agree with the manner in which we choose to allocate and spend the net proceeds. Moreover, we may use the net proceeds for corporate purposes that may not increase our market value or profitability.

Our two largest shareholders have significant influence over matters subject to shareholder vote and may support corporate actions that conflict with other shareholders’ interests.

As of July 1, 2007, we had approximately 6,200 holders of record of our common stock. Notwithstanding this large number of shareholders, we estimate that immediately following this offering, Mr. Tom T. O’Keefe, our founder and chairman, will beneficially own approximately 7.6% of our common stock, and the estate of Mr. Keith McCaw will beneficially own approximately 6.0% of our common stock. The ownership position of Mr. O’Keefe and the estate of Mr. McCaw gives each of these shareholders individually, and on a combined basis if acting in unison, the ability to significantly influence or control the election of our directors and other matters brought before the shareholders for a vote, including any potential sale of Tully’s. The voting power held by Mr. O’Keefe and by the estate of Mr. McCaw could prevent or significantly delay another company from acquiring or merging with us, even if the acquisition or merger was in the best interests of our shareholders.

We may be subject to future claims relating to our past offerings that could obligate us to issue additional shares of common stock, which would dilute your equity interest, or cause us to incur financial liabilities.

Between February 1994 and October 1999, we issued shares of common stock and investment units (consisting of shares of preferred stock and common stock purchase warrants) in several offerings, which we refer to as the “1990s Offerings.” During this period, our shareholders had preemptive rights under the Washington Business Corporation Act, or WBCA, to acquire proportional amounts of the Company’s unissued shares upon the decision of the board of directors to issue them. To the extent that we did not offer these shareholders an opportunity to exercise their preemptive rights in connection with the 1990s Offerings, it is possible that certain shares we issued during this period may not have been validly issued under Washington law. Although we do not believe that investors in the 1990s Offerings have any valid claim against us, it is possible that they could attempt to assert claims for rescission or damages against us.

To address concerns that we issued shares during this period without providing our shareholders an opportunity to exercise their preemptive rights, in 2005 we engaged in a public “rights offering” of our common stock and investment units to provide shareholders the opportunity to be put in the same position they would have been in had they exercised their preemptive rights in the 1990s Offerings. In addition, each subscriber in the rights offering executed a waiver and release of claims that the subscriber may have had with respect to the 1990s Offerings, and the exercise of rights to purchase securities in the rights offering was made contingent on the release of any claims based on unsatisfied preemptive rights. Approximately 4,800 common shareholders, who had the potential right to purchase the equivalent of up to 3.1 million shares of our common stock (assuming that all such shareholders had fully exercised their preemptive rights with respect to each of the 1990s Offerings), were provided an opportunity to participate in the rights offering, and 133 shareholders purchased an aggregate of 79,000 shares of common stock and equivalents (including shares of common stock issuable upon conversion of our Series A preferred stock and exercise of warrants) in the rights offering. If the rights offering or other defenses that we believe are available to us are ineffective in defending against any such future claim, we could be obligated in the future to issue additional shares of our capital stock at prices below their fair market values at that time or otherwise compensate those shareholders who claim unsatisfied preemptive rights. Any additional issuances of our capital stock could dilute existing shareholders and any compensatory or other payment to shareholders could adversely affect our financial position.

We do not expect to pay any dividends in the foreseeable future.

We do not anticipate paying any cash dividends to holders of our common stock in the foreseeable future. Consequently, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

Provisions of our articles and bylaws and Washington law could deter or prevent our acquisition by a third-party that would be willing to pay you a premium for your shares of our common stock.

Our articles of incorporation and bylaws contain certain provisions that may make it more difficult for a third-party to acquire control of us without the approval of our board of directors, even if doing so might be beneficial to our shareholders. These charter provisions provide for, among other things, advance notice for nomination of directors and limitations on the ability of shareholders to call a special meeting of shareholders, which can make minority shareholder representation on the board of directors more difficult to establish. In addition, the WBCA contains provisions designed to protect Washington corporations and employees from the adverse effects of hostile corporate takeovers. These statutory provisions reduce the possibility that a third party could effect a change in control without the support of our incumbent directors and also may strengthen the position of current management by restricting the ability of shareholders to change the composition of the board, to affect its policies generally and to benefit from actions which are opposed by the current board. These statutory provisions may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our shareholders receiving a premium over the market price for their common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act, and is subject to the safe harbor created by that section. These statements include descriptions of our future financial condition, results of operations, objectives, strategies, plans, goals, targets or future performance and business for periods after the completion of this offering, and generally may be identified by use of phrases such as “believe,” “expect,” “will,” “seek,” “should,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “initiatives,” “models,” “hope,” “goal,” “foresee” or other words of similar import. These forward-looking statements involve known and unknown risks, uncertainties and other factors, including those described in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and other parts of this prospectus, that could cause events, including our actual results, to differ materially from those anticipated in these forward-looking statements. These factors, among others, could cause our financial performance to differ materially from our goals, targets, objectives, intentions and expectations. These forward looking statement include, among other things, statements regarding our plans and expectations for new store openings, the cost of building new stores, the average unit volume of new stores, comparable store sales growth, increasing margins and growing our wholesale and franchise businesses.

If one or more of the factors affecting our forward-looking statements proves incorrect, then our actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking statements contained in this prospectus. Consequently, you should not place undue reliance on our forward-looking information and statements.

You should read this prospectus and the documents that we reference in this prospectus and that are filed as exhibits to the registration statement on Form S-1, of which this prospectus is a part, completely and with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except to the extent required by the federal securities laws, we do not intend to update or revise the forward-looking statements contained in this prospectus.

USE OF PROCEEDS

We will receive all of the net proceeds of approximately $34.5 million from the sale of the 3,500,000 shares of common stock offered by us in the offering, based upon an assumed public offering price per share of $11.00, after deducting estimated underwriting discounts and commissions and offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we will receive additional net proceeds of approximately $5.4 million after deducting estimated underwriting discounts and commissions.

We intend to use the net proceeds from this offering:

•	to fund expansion of our retail operations, primarily through the opening of new coffeehouses;

•	to repay in full approximately $7.0 million under our secured credit facilities; and

•	for working capital and general corporate purposes.

Our senior subordinated credit facility, which we refer to in this prospectus as the “Benaroya credit facility,” allows us to borrow up to $10 million, bears interest at 13.5% per annum, and is secured by all of our assets subject to a senior security interest in our inventory and accounts receivable held by Northrim, as described below. As of July 1, 2007, the principal balance of the Benaroya credit facility was $3,895,000 (net of debt discount of $105,000). In addition, we intend to repay the outstanding indebtedness of approximately $3,443,000 under our existing secured credit facility with Northrim. Borrowings under the Northrim facility bear interest at the prime rate plus 3.5% and are secured by our inventories and through the assignment (with recourse) of our accounts receivable.

The amount of borrowings under our secured credit facilities fluctuates from time to time. See “Secured Indebtedness.” The actual amount of net proceeds from this offering used to repay our secured credit facilities debt will depend upon the amounts that are outstanding at the time of repayment. At July 1, 2007, the aggregate amount borrowed under our Northrim and Benaroya credit facilities was approximately $7.0 million.

A $1.00 increase (decrease) in the assumed initial public offering price of $11.00 per share would increase (decrease) the net proceeds to us from this offering by $3.3 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us. Separately, a 10% increase in the number of shares of common stock sold in this offering would increase the net proceeds to us from this offering by $3.6 million, assuming a public offering price of $11.00 per share (which is the midpoint of the range indicated on the front of this prospectus) and after deducting the estimated underwriting discounts and commissions and offering expenses.

Pending application of the net proceeds from this offering, we intend to invest the net proceeds in investment-grade, interest-bearing instruments.

DIVIDEND POLICY

We have never declared or paid any dividends on our capital stock. We expect to retain any future earnings to fund the development and expansion our business. Therefore, we do not anticipate paying cash dividends on our common stock in the foreseeable future.

CAPITALIZATION

The following table sets forth our capitalization as of July 1, 2007 on an actual, pro forma and pro forma as adjusted basis. The pro forma column reflects the July 2007 amendment to the Benaroya Note, which is described under “Secured Indebtedness,” and the conversion of our preferred stock upon completion of this offering. The pro forma as adjusted column reflects the receipt and application by us of the estimated net proceeds in this offering at an assumed public offering price of $11.00 per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

You should read this table in conjunction with our consolidated financial statements and related notes and the other financial information included elsewhere in this prospectus.

	July 1, 2007
	Actual	Pro Forma	Pro Forma As Adjusted
	(dollars in thousands)
Cash and cash equivalents	$1,022	$1,022	$28,510

Credit facility, current portion of long-term debt and capital lease obligations(1)	$2,626	$2,626	$91

Long-term obligations (net of current portion)(1)	4,857	5,444	962

Stockholders’ equity (deficit)(2)
Series A Convertible Preferred Stock, no par value, with a stated liquidation preference of $2.50 per share	$34,443	$—	$—
Common Stock, no par value, with a stated liquidation preference of $18.00 per share	10,495	55,700	90,205
Series B Convertible Preferred Stock, no par value with a stated liquidation preference of $2.50 per share	10,762	—	—
Additional paid-in capital	28,926	29,637	29,637
Accumulated deficit	(90,320)	(91,785)	(91,785)

Total stockholders’ equity (deficit)	$(5,694)	$(6,448)	$28,057

Total capitalization (deficit)	$(837)	$(1,004)	$29,019

(1)	Long-term debt and capital lease obligations at July 1, 2007 are summarized as follows:

	Actual	Pro Forma	Pro Forma As Adjusted
	(dollars in thousands)
Borrowings under Northrim Facility(1)	$2,535	$2,535	$—
Benaroya Note, net of debt discount of $105,000(1)	3,895	4,482	—
Other debt	68	68	68
Other long-term obligations	899	899	899
Capital leases	86	86	86

	7,483	8,070	1,053
Less: Long-term portion, net of debt discount	(4,857)	(5,444)	(962)

Current portion	$2,626	$2,626	$91

(1)    We intend to first use the net proceeds from the offering to repay our secured indebtedness under the Benaroya credit facility and the Northrim credit facility, as described under “Use of Proceeds.”

The amounts set forth under the pro forma column for the Benaroya Note, additional paid-in capital, and accumulated deficit are summarized as follows:

	Benaroya Note	Additional Paid in Capital	Accumulated deficit
	(dollars in thousands)
Actual amounts as of July 1, 2007	$3,895	$28,926	$(90,320)
Warrants issued in July 12, 2007 amendment of Benaroya Note	—	711	(711	)*
Loan fees added to debt in the July 12, 2007 amendment	482	—	(482	)*
Accrete debt discount from July 1, 2007	105	—	(105	)*
Guaranty fees from July 12, 2007 amendment	—	—	(167	)*

Pro Forma amounts as of July 1, 2007	$4,482	$29,637	$(91,785)

 *      Amounts reflect, on a pro forma basis as of July 1, 2007, the one time charge to interest expense and loan guaranty expense for the write-off of loan and guaranty fees (including amounts paid through warrants) upon the assumed early repayment of the Benaroya Note at the completion of this offering. See “Secured Indebtedness.”

(2)	The number of shares outstanding after this offering is based on 5,479,050 shares of common stock outstanding as of July 1, 2007 (comprised of 2,685,300 shares of common stock outstanding as of July 1, 2007 and 2,793,750 shares of common stock issuable upon on the conversion of our outstanding Series A preferred stock and Series B preferred stock), and excludes:

•	977,738 shares of common stock issuable upon the exercise of warrants at a weighted average exercise price per share of $2.08; and

•

576,395 shares of common stock reserved for issuance under our stock option plans, including 524,909 shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price per share of $8.66.

A $1.00 increase in the public offering price per share would result in increases in additional cash and cash equivalents, paid-in capital, stockholders’ equity and total capitalization, as of July 1, 2007, of $3.3 million. Separately, a 10% increase in the number of shares of common stock sold, assuming a public offering price of $11.00 per share, would result in increases in additional cash and equivalents, paid-in capital, stockholders’ equity and total capitalization, as of July 1, 2007, of $3.6 million.

SECURED INDEBTEDNESS

We are entitled to borrow up to $5,000,000 under our Northrim facility, subject to the amount of eligible inventory and accounts receivable. The Northrim facility bears interest at the prime rate plus three and a half percent and is secured by our inventories and through the sale (with recourse) of our accounts receivable. The Northrim facility will expire on July 31, 2008, and contains customary representations, warranties, and covenants of the parties and other customary provisions. The balance of outstanding debt under the Northrim facility fluctuates frequently, depending on borrowings and repayments. On July 24, 2007, the Northrim principal balance was approximately $3,443,000.

On April 26, 2007, we borrowed $4,000,000 from Benaroya Capital (less an initial loan fee of $100,000) and issued the Benaroya Note to evidence that indebtedness. In connection with the loan, we granted warrants to purchase 12,411 shares of common stock at an exercise price of $2.64 per share to Benaroya Capital, which were recorded at their estimated aggregate fair value of $109,000 when granted. On July 12, 2007, the Benaroya Note amount was amended to establish a credit facility (the “Benaroya credit facility”) with allowable borrowings of up to $10 million, to reduce the interest rate from 15% to 13.5% per annum (effective July 12, 2007) and to extend its maturity date. Borrowings under the Benaroya credit facility are due upon the earlier of (i) August 31, 2008, (ii) the first business day following the closing of an underwritten public offering of our equity securities and (iii) 30 days after Benaroya Capital has given Tully’s notice that Benaroya Capital, in good faith, deems itself insecure. Interest accrues on the outstanding principal balance of the Benaroya Note, calculated on a daily basis and payable on the maturity date. Overdue amounts bear interest at a rate equal to eighteen percent (18%) per annum. Loan fees of $482,000 were added to the principal balance in connection with the July amendment of the Benaroya credit facility and warrants to purchase 59,780 shares of common stock at an exercise price of $2.64 per share were issued to Benaroya Capital, which were recorded at their estimated aggregate fair value of $526,000 when granted. Borrowings under the Benaroya credit facility are secured by all of Tully’s assets but are subordinate to Northrim’s existing lien on accounts receivable and inventory. The Benaroya credit facility generally allows additional monthly borrowings of $500,000 ($750,000 for August and September 2007) up to the maximum of $10 million. Our chairman has guaranteed our obligations under the Benaroya credit facility, and another shareholder has guaranteed up to $3,000,000 under the Benaroya credit facility. We will pay a facility draw fee to this second guarantor at the annualized rate of 2% on the average amount of guaranteed debt outstanding. We have agreed to indemnify these guarantors from all claims, liabilities, costs and expenses incurred by them arising from or related to the note holder’s demands under the guarantees. We also have agreed not to increase the amount of our Northrim facility or grant any other security interest in our assets without the prior written consent of these guarantors. As of July 1, 2007, the Benaroya principal balance was $3,895,000 (net of debt discount of $105,000).

Upon completion of this offering, the Benaroya credit facility will be repaid in full, and the remaining balance of debt discount and any unamortized loan guaranty costs would be recorded as a one-time charge to interest expense and loan guaranty expense. If the repayment of the Benaroya credit facility were to occur at the mid-point of the second fiscal quarter of Fiscal 2008 (the 13 week period which will end on September 30, 2007), we estimate this one-time charge would be approximately $1,340,000.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth selected historical consolidated financial data for our company. The selected financial information set forth below under the captions “Results of Operations Data” for Fiscal 2007, Fiscal 2006 and Fiscal 2005, and the selected consolidated balance sheet data as of April 2, 2006, and April 1, 2007, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected financial information for the First Quarter Fiscal 2007 and the First Quarter Fiscal 2008 and the selected consolidated balance sheet data as of July 1, 2007 have been derived from our unaudited consolidated financial statements, which are included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all adjustments (consisting only of normal recurring adjustments) that we consider necessary for a fair presentation of our financial position and operating results for such periods. The selected historical consolidated financial information set forth below under the captions “Results of Operations Data” for Fiscal 2004 and Fiscal 2003 and the selected consolidated balance sheet data as of April 3, 2005, March 28, 2004, and March 30, 2003 have been derived from our audited financial statements that are not included in this prospectus. The selected consolidated balance sheet data as of July 2, 2006 have been derived from our unaudited consolidated financial statements that are not included in this prospectus.

The data presented below should be read in conjunction with, and is qualified in its entirety by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and the notes thereto appearing elsewhere in this prospectus.

	Fiscal Years(1)					First Quarter
	Fiscal 2003	Fiscal 2004	Fiscal 2005	Fiscal 2006	Fiscal 2007	Fiscal 2007	Fiscal 2008
	(dollars in thousands, except share and per share data) (unaudited)
Results of Operations Data(1, 2)
Net Sales
Retail	$40,307	$40,617	$40,102	$38,194	$39,334	$9,577	$10,489
Wholesale	5,778	6,522	9,516	13,187	20,901	4,024	5,696
Specialty	4,715	3,629	4,362	6,864	1,647	406	605
Total	50,800	50,768	53,980	58,245	61,882	14,007	16,790
Operating loss	(6,834)	(1,846)	(3,695)	(1,313)	(9,486)	(2,329)	(1,879)
Net income (loss)	$(10,074)	$(2,595)	$(4,625)	$15,423	$(9,754)	$(2,354)	$(2,194)
Net Income (loss) per share:
Basic	$(4.92)	$(1.26)	$(2.21)	$6.97	$(4.27)	$(1.06)	$(0.86)
Diluted	$(4.92)	$(1.26)	$(2.21)	$2.42	$(4.27)	$(1.06)	$(0.86)
Shares used in calculation of net income (loss) per share (thousands):
Basic	2,047	2,056	2,095	2,212	2,283	2,221	2,560
Diluted	2,047	2,056	2,095	6,434	2,283	2,221	2,560

Balance Sheet Data
Total assets	$23,677	$20,017	$17,930	$21,527	$17,350	$19,549	$17,648
Long-term obligations (including current portion)(3)	6,843	6,446	6,883	3,402	5,297	3,285	7,483
Stockholders’ equity (deficit)	$(4,480)	$(6,671)	$(10,689)	$5,127	$(4,109)	$2,843	$(5,694)

Other Data (unaudited)
Earnings (loss) before interest, taxes, depreciation and amortization(4)	$(2,093)	$1,830	$2	$19,676	$(6,110)	$(1,434)	$(1,073)
Adjusted EBITDA(4)	$(3,149)	$484	$(720)	$(3,098)	$(5,039)	$(1,434)	$(1,073)

	Fiscal Years(1)					First Quarter
	Fiscal 2003	Fiscal 2004	Fiscal 2005	Fiscal 2006	Fiscal 2007	Fiscal 2007	Fiscal 2008
	(dollars in thousands, except share and per share data) (unaudited)
Comparable Store Sales Increase (Decrease)	(0.6)%	3.0%	(2.0)%	(1.9)%	3.9%	(2.5)%	9.5%
Retail Store Count at Period End:
Company-operated by Tully’s	100	94	92	88	90	90	90
Franchisee-operated (U.S.)	—	1	5	23	38	27	41

Total retail store count	100	95	97	111	128	117	131

International licensee stores(5)	113	174	245	—	—	—	—

(1)	Each fiscal year included 52 weeks, except for Fiscal 2005 which had 53 weeks. We estimate that the 53rd week accounted for $955,000 in net sales in Fiscal 2005.
(2)	The cumulative effect of a change in accounting for goodwill in the amount of $3,018,000 was recorded in Fiscal 2003.
(3)	Long-term obligations (including current portion) at the end of each period shown are summarized as follows:

	Fiscal Years					First Quarter
	Fiscal 2003	Fiscal 2004	Fiscal 2005	Fiscal 2006	Fiscal 2007	Fiscal 2007	Fiscal 2008
			(dollars in thousands)			(unaudited)
Credit facility, current portion of long-term debt and capital lease obligations	$561	$1,145	$2,078	$2,209	$4,270	$2,100	$2,626
Long-term debt, net of discount and current portion	3,106	2,167	600	28	19	26	3,912
Capital lease obligations, net of current portion	360	203	112	72	53	66	46
Other liabilities	—	—	1,093	1,093	955	1,093	899
Convertible promissory note, net of discount	2,816	2,931	3,000	—	—	—	—

Long-term obligations net of discount (including current portion)	$6,843	$6,446	$6,883	$3,402	$5,297	$3,285	$7,483

(4)	Earnings before interest, taxes, depreciation and amortization, or EBITDA, is a financial measure we use to evaluate our operating performance, excluding the effects of financing costs, income taxes, and non-cash depreciation and amortization. Adjusted EBITDA further adjusts for the effects of certain unusual items and to exclude revenues associated with our terminated relationship with TCJ. See “Management’s Discussion and Analysis—Key Performance Measures and Definitions” for additional information regarding the nature and use of EBITDA and Adjusted EBITDA. See the table in “Management’s Discussion and Analysis—Non-GAAP Financial Measures” for a reconciliation of EBITDA and Adjusted EBITDA to our reported amounts of net income (loss). See “Management’s Discussion and Analysis—Non-GAAP Financial Measures” for a discussion of some of the limitations of EBITDA and Adjusted EBITDA as analytical tools.

The following table sets forth, for the periods indicated, the computation of EBITDA and Adjusted EBITDA, and the reconciliation to the reported amounts for net income (loss):

	Fiscal Years					First Quarter
	Fiscal 2003	Fiscal 2004	Fiscal 2005	Fiscal 2006	Fiscal 2007	Fiscal 2007	Fiscal 2008
			(dollars in thousands)			(unaudited)
Net income (loss)	$(10,074)	$(2,595)	$(4,625)	$15,423	$(9,754)	$(2,354)	$(2,194)
Add back cumulative effect of change in accounting principle	3,018	—	—	—	—	—	—

Income (loss) before cumulative effect of change in accounting principle	(7,056)	(2,595)	(4,625)	15,423	(9,754)	(2,354)	(2,194)
Add back amounts for computation of EBITDA:
Interest income, interest expense, and loan guarantee fees	721	760	924	385	287	31	316
Income taxes	25	43	52	339	17	—	—
Depreciation and amortization	4,217	3,622	3,651	3,529	3,340	889	805

EBITDA	(2,093)	1,830	2	19,676	(6,110)	(1,434)	(1,073)

Add back (deduct) amounts for computation of Adjusted EBITDA:
Gain on sale of Japan Rights	—	—	—	(17,392)	—	—	—
Accelerated recognition of deferred license revenue from TCJ	—	—	—	(4,405)	—	—	—
Recognition of deferred license revenue from TCJ	(399)	(647)	(647)	(166)	—	—	—
TCJ license fees and royalties	(643)	(1,240)	(2,234)	(811)	—	—	—
Gain on sale of TCJ stock	(14)	—	—	—	—	—	—
Evaluation of TCJ business integration opportunity	—	541	129	—	—	—	—
UCC litigation costs	—	—	—	—	799	—	—
Settlement of litigation	—	—	1,628	—	72	—	—
Severance costs for then-president	—	—	402	—	200	—	—

Adjusted EBITDA	$(3,149)	$484	$(720)	$(3,098)	$(5,039)	$(1,434)	$(1,073)

(5)	As the result of the Japan Rights Sale, the Tully’s stores operated and franchised by TCJ in Japan are excluded from our franchised and licensed store counts after August 31, 2005. Tully’s and TCJ have agreed to cooperate in the development of the Tully’s brand for the mutual benefit of the two companies.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations for Fiscal 2007, Fiscal 2006 and Fiscal 2005, and the First Quarter Fiscal 2007 and 2008 together with our consolidated financial statements and related notes appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Business Overview

We are a specialty retailer and wholesaler of hand-craft roasted, gourmet coffees. We generate revenues through three operating divisions:

•	Retail. Our retail division operates Tully’s Coffee retail stores in the United States and generates revenues through the sales of products in these stores.

•

Wholesale. Our wholesale division sells our gourmet whole bean and ground coffees and Bellaccino bottled beverages to customers in the grocery, office coffee service and foodservice channels and to our franchisees.

•

Specialty. Our specialty division oversees the franchising of Tully’s Coffee retail stores and manages our foreign licensing and business development activities. We generate revenues through licensing fees from U.S. and foreign franchisees and sales of products to foreign customers.

Our Company History

Since our founding in 1992, our objective has been to make our gourmet coffees and genuine community coffeehouse experience the first choice for consumers in our markets. To achieve this goal, we have made significant investments in marketing and building our brand and have concentrated on opening company-operated retail stores and developing our wholesale business. We have filed reports under the Securities Exchange Act of 1934 since 1999.

Between 1992 and 2001, we expanded to 114 company-operated stores. During this period, we financed our retail expansion by raising over $60 million in equity securities and through licensing fees paid to us by foreign licensees of over $17 million. Between Fiscal 2001 and 2003, our financial performance was negatively impacted by the economic downturn that affected Seattle and San Francisco, our two principal retail markets. During the same period, the market for new equity issues deteriorated significantly. To manage through this period and these challenges, rather than seek additional and potentially dilutive growth capital, we chose to reduce normal operating expenses by closing certain under-performing stores and slowing our new store development plans to preserve capital. Between Fiscal 2002 and 2007, we streamlined aspects of our operations and emphasized less capital intensive business opportunities such as wholesale and franchising.

In the second quarter of Fiscal 2006, we sold to our Japanese licensee the right to use our trademarks and other intellectual property assets and rights in connection with the operation of the Tully’s business in Japan. We received $17.5 million in cash proceeds in this transaction, which we refer to as the “Japan Rights Sale.” These proceeds were used to improve our liquidity, reduce borrowings, and to further develop our domestic retail and wholesale businesses without causing shareholder dilution.

Starting in Fiscal 2006 and continuing into Fiscal 2007, we have begun implementing strategies to improve our financial position and create a foundation for future growth. The proceeds from this offering will be used in large part to continue implementing these strategies.

Growth Trends in Our Business

Retail Division.

Tully’s has 90 company-operated retail stores and 41 franchised stores in Washington, California, Arizona, Oregon and Idaho. Our stores are located in a variety of high-traffic urban and suburban neighborhoods, and in the Seattle and San Francisco central business districts. We also operate or franchise smaller footprint stores in special venues, such as within the premises of manufacturing facilities, and kiosks and cafes that are located in grocery stores, hotels, hospitals and airports and on university campuses.

We have recently undertaken a strategic review of our retail business. As a result, we are implementing initiatives to improve our retail operations, store facilities and merchandising strategies. The ongoing goal of our retail division initiatives is to enhance our ability to open new company-operated stores, increase retail store average unit volume, increase comparable store sales and improve new store unit economics. As we accelerate new store development, we are simultaneously targeting operational improvements to enhance our retail margins and profitability. All of these initiatives are designed to collectively improve our sales and profitability.

The initiatives discussed above have catalyzed significant improvements to our retail operations, which we believe contributed to sequential comparable store sales increases in our last four fiscal quarters, including the last three fiscal quarters of Fiscal 2007 of 4.1%, 7.0% and 7.1%, and 9.5% in the First Quarter Fiscal 2008. We will continue to implement initiatives designed to drive future comparable store sale increases. For Fiscal 2008, we are targeting comparable store sale increases in the range of 4% to 8%.

During Fiscal 2007 we opened six company-operated stores. We plan to open between 30 and 40 company-operated retail stores within the next 12 months and, subject to our ability to secure sufficient additional capital, up to a comparable or greater number in the following 12 months. New stores will be located primarily within our existing and adjacent geographic markets. Our goal is for new stores based on our 1,200 - 1,400 square foot model store to generate average annual unit volumes of approximately $650,000 after 24 months of operations.

Our average unit volume for Fiscal 2007, which does not include the impact of the six stores we opened in Fiscal 2007, increased to $432,000 from $420,000 in Fiscal 2006. Our goal is to increase average unit volume through continued comparable store sales growth and by opening new company-operated Tully’s coffee stores that meet our financial criteria.

Wholesale Division.

Tully’s sells gourmet whole bean and ground coffees, our Bellaccino bottled beverages and single serve Tully’s K-Cups through the wholesale channel. We sell our products through approximately 4,000 grocery locations, as well as to office coffee services and foodservice channels in the western United States and the Chicago metropolitan area. We also offer many of our products through mail-order and Internet channels.

We have emphasized growth in our wholesale business as an important and less capital intensive complement to our retail business. In each of the past five years, we have grown our wholesale business by expanding our distribution footprint, acquiring new customers in existing territories, executing ongoing marketing, promotional and display programs and by introducing and selling new products. Sales from our wholesale business grew approximately 309% from $5.1 million in Fiscal 2002 to $20.9 million in Fiscal 2007, representing a compound annual growth rate, or CAGR, over this period of approximately 33%. Presently, our gourmet coffees are offered through approximately 4,000 grocery stores and through foodservice and office coffee service channels. We seek to further expand our wholesale business as we enter other regions of the United States and continue introducing and selling new products, such as our K-Cups and Bellaccino bottled beverages.

Specialty Division.

Our specialty business is primarily focused on U.S. franchising opportunities. Franchising complements our company-operated retail business by making Tully’s genuine community coffeehouse experience more widely available and convenient for customers. Franchising also benefits our wholesale business both directly (we wholesale our products to franchisees) and indirectly (by extending our brand and promoting consumer familiarity with Tully’s products). At July 1, 2007 there were 41 U.S. franchisee-operated stores, primarily in special venues such as grocery stores, airports, hotels and university campuses. While U.S. franchising is not a material source of revenues at present, we intend to pursue disciplined franchisee development where practical. Additionally, we believe that many foreign markets offer untapped opportunities to establish and develop the Tully’s brand and generate revenues, primarily through joint ventures and licensing arrangements.

Revenue Trends

We produce revenues in the U.S. from our retail, wholesale and U.S. specialty operations. For the past eleven consecutive fiscal quarters, our total U.S. net sales have increased as compared to the same quarter in the previous fiscal period (excluding the estimated effects of the 53rd week in Fiscal 2005). Our quarterly U.S. sales are summarized as follows:

	Fiscal Years
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(unaudited–dollars in thousands)
Fiscal 2005	$11,932	$12,258	$12,800	$11,673	(a)
Fiscal 2006	12,665	12,746	13,863	12,137
Fiscal 2007	13,647	16,143	15,689	14,957
Fiscal 2008	16,271	*	*	*

(a)	Excludes the estimated $955,000 of sales in the 53rd week of Fiscal 2005.
*	Not applicable.

Our quarterly U.S. net sales increases (decreases) as compared to the same quarter in the previous fiscal year are summarized as follows:

	Fiscal Years
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2005	(0.5)%	(1.9)%	8.3%	7.8	%(a)
Fiscal 2006	6.1%	4.0%	8.3%	3.7	%(a)
Fiscal 2007	7.8%	26.7%	13.2%	23.2%
Fiscal 2008	19.2%	*	*	*

(a)	Excludes the estimated effect of the 53rd week in Fiscal 2005. Including the 53rd week in the fourth quarter of Fiscal 2005 (giving it 14 weeks instead of the 13 weeks in the comparable quarters), we estimate that our U.S. sales increased by 16.6% in the fourth quarter of Fiscal 2005, and decreased by 3.9% in the fourth quarter of Fiscal 2006.
*	Not applicable.

Our international revenues (from our specialty division) have fluctuated from period to period as the result of growth of our former licensee in Japan and changes in the structure of our relationship with that licensee, culminating in the Japan Rights sale in Fiscal 2006. Our quarterly international (foreign) sales are summarized as follows:

	Fiscal Years
	(unaudited–dollars in thousands)
	First Quarter	Second Quarter		Third Quarter	Fourth Quarter
Fiscal 2005	$1,106	$1,098		$1,069	$1,089
Fiscal 2006	1,081	5,028	(a)	365	360
Fiscal 2007	360	366		360	360
Fiscal 2008	519	*		*	*

(a)	Includes $4,405,000 from the accelerated recognition of deferred license revenues due to the Japan Rights sale.
*	Not applicable.

Operating Cost Trends

Retail Cost Trends. We experience both variable and fixed cost trends in our retail division cost structure. Cost of products (cost of goods sold), labor cost, occupancy costs other than rent, supplies, and other operating expenses typically increase or decrease according to broader pricing trends for those products. In some cases, store-level retail operating expenses may increase or decrease depending on the sales volume at a particular location. Generally, our leases provide for periodic rent increases (which are generally leveled for financial reporting purposes by “straight-line rent” accounting).

We undertake certain retail business initiatives with the objective of reducing costs as a percentage of sales through increased efficiencies and operating leverage. However, initiatives intended to produce a future benefit may cause a short-term increase in costs, both in absolute dollars and as a percentage of sales. For instance, we have recently disposed of certain product inventories which were incompatible with our refined merchandising strategies. This inventory disposal cost is reflected as higher cost of goods sold. We analyze retail division operating costs as a percentage of store sales.

We have increased spending on certain retail business initiatives to improve retail operations. For instance, in Fiscal 2007 we increased spending for employee recruitment and training. We also expensed various costs in connection with refurbishing or remodeling many of our stores. In Fiscal 2008, we are targeting improved efficiency in store labor staffing and supply usage.

Cost of goods sold and labor expenses typically run higher for new stores as a percentage of store sales when compared to mature stores. Generally, cost of goods sold and labor expense decrease as a percentage of store sales as new stores mature and store management and hourly employees gain efficiency operating those stores.

Wholesale Cost Trends. Wholesale costs of goods sold is generally higher as a percentage of revenue than retail cost of goods sold. Wholesale cost of goods sold is greatly affected by the cost of roasted coffee, which includes the cost of green coffee, packaging and production costs. Costs such as wholesale sales commissions and freight charges generally depend on related wholesale sales volumes. Other wholesale costs, such as salaries, are largely fixed in relation to sales growth, but increase as additional personnel are hired. Our recently introduced products, such as Bellaccino and K-Cups, generally have a higher cost of goods sold than traditional coffee products. We analyze these costs as a percentage of wholesale sales.

Specialty Cost Trends. Most of our specialty division costs consist of labor, travel and legal expenses. Labor and travel costs have increased to support our growing U.S. franchise store base. We also incur legal and compliance costs in connection with our franchising operations. For Fiscal 2007, we incurred $799,000 of legal and other costs in connection with the UCC license termination. We believe U.S. franchising costs may decrease as a percentage of franchise royalty and license revenues as we leverage our investment in franchising infrastructure and labor, travel and legal expenses while realizing the leverage from a larger franchised store base.

Marketing, General and Administrative Cost Trends. Most of our marketing expenditures are discretionary in nature and depend on the type, intensity and frequency of the marketing programs we employ. Examples of marketing expenses include point-of-sale materials, community initiatives, sponsorships and advertising. We expect marketing expenses to be fairly stable as a percentage of total sales, however we are currently targeting a long-term reduction in marketing expenses as a percentage of total sales. Our general and administrative costs are less discretionary than our marketing costs. We expect our general and administrative spending to increase as we add corporate personnel and infrastructure to support our growth and the requirements associated with being a publicly-traded company. However, if sales increase as we expect, our general and administrative costs will decrease as a percentage of total sales.

Ongoing Strategic Initiatives to Improve Our Business

Pursuant to our strategic plan, we are executing on various initiatives to improve our overall business and prospects. Some of these initiatives have and will continue to involve expenses that negatively impact short-term operating results such as gross and operating margins for our wholesale and retail divisions. For example, initiatives to improve sales and increase customer visits, such as promotional discounts, display allowances and new product sampling costs, can negatively impact gross margins on wholesale sales. We also have increased spending for new product development, marketing and advertising, and increased training and start-up costs for new franchised stores. These expenditures, while strategically important to our business prospects, can negatively impact our operating margins at the retail, wholesale, specialty and overall corporate levels. We have and will continue to incur near- and intermediate-term expenses intended to produce future business improvements. Our strategic growth plan includes the following ongoing initiatives:

•	Hiring several key executives to strengthen our management team and operations;

•	Introducing new products and improving merchandising strategies in our retail and wholesale divisions;

•	Refurbishing most of our company-operated stores;

•	Refining our new store model to enhance target unit-level economics;

•	Improving our site selection and new store development processes;

•	Implementing more efficient product purchasing and standardizing store operating procedures;

•	Implementing selective price changes;

•	Investing in personnel and infrastructure to support our U.S. franchising strategy;

•	Closing stores that fail to meet our performance requirements;

•	Fostering employee development and training, with an emphasis on customer service and operational efficiencies; and

•	Enhancing our marketing efforts to focus on the local communities of our stores.

We believe these strategic growth plan initiatives are improving many of the key measures we use to evaluate our financial and operating performance.

•	Retail division comparable store sales for the second quarter of Fiscal 2007 increased 4.1% compared to the same period in Fiscal 2006.

•	Retail comparable store sales for the third quarter of Fiscal 2007 increased 7.0% compared to the same period in Fiscal 2006.

•	Retail comparable store sales figures for the fourth quarter of Fiscal 2007 increased 7.1% compared to the same period in Fiscal 2006.

•	Retail comparable store sales for First Quarter Fiscal 2008 increased 9.5% compared to the same period in Fiscal 2007.

•	Wholesale sales for Fiscal 2007 increased 58.5% compared to the same period of Fiscal 2006.

•	Wholesale sales for First Quarter Fiscal 2008 increased 41.6% compared to First Quarter Fiscal 2007.

We use key performance measures to evaluate the effectiveness of our strategic growth plan initiatives and make adjustments as appropriate. These key performance measures are described below.

Key Performance Measures and Definitions

•

Number of Retail Store Openings. The number of retail store openings reflects the number of new company-operated retail stores opened during a particular reporting period. The number of retail store openings portrays the level of priority we are placing on new store development, and is an indication of our success in executing our retail development strategy.

•

Franchisee Store Openings. Franchisee store openings reflect the number of U.S. franchised Tully’s stores opened during a particular reporting period. Franchisee store openings is an indication of future franchise royalty generation potential and of potential future wholesale product sales to franchisees.

•

Comparable Store Sales Growth. Comparable store sales is computed as the period-over-prior year period percentage change in total company-operated retail store sales for the comparable retail store base. In calculating comparable store sales growth, we include retail stores in the comparable retail store base if they are in operation throughout an entire period and the entire comparable prior year period. Comparable store sales are affected by changes in customer counts or the average sale per customer. Pricing strategies and the product sales mix can affect the average sale per customer. Comparable store sales changes also reflect the effects of (i) economic conditions, (ii) competition (both competitors’ new stores and our new stores), (iii) intensity and effectiveness of product innovation and marketing, and (iv) customer satisfaction with services and store facilities, among other factors.

•

Average Unit Volume. Average unit volume is computed as the average (mean) of total company-operated retail store sales for company-owned retail stores at least 12 months at the end of the measurement period. Average unit volume is an important measure of our financial performance for two reasons. First, increases in average unit volume may indicate the progress made through retail initiatives designed to generate incremental customer visits and purchases. Secondly, our success in opening new stores with higher than average unit volumes would increase the overall average unit volume after one year of these stores’ existence.

•

EBITDA. EBITDA is a financial measure we use to evaluate our operating performance, excluding the effects of financing costs, income taxes, and non-cash depreciation and amortization. We use EBITDA to assess the performance of our operating divisions and report this information to our board of directors. We believe EBITDA facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses), the age and book depreciation of fixed assets (affecting relative depreciation expense) and the impact of SFAS No. 142 (affecting depreciation and amortization expense). We use adjusted EBITDA in measuring our performance relative to that of our competitors and our Compensation Committee has in past years used and will continue to use EBITDA as one of the measures upon which incentive bonus plans for our executives are based. We expect to continue to incur these excluded items: interest income, interest expense based on our outstanding debt, income taxes, and depreciation and amortization as we will continue to have long-lived assets. Please see “—Non-GAAP Financial Measures” for more detail on each item we exclude in calculating

EBITDA and a reconciliation of EBITDA to our reported amounts of net income (loss) and for a discussion of some of the limitations of EBITDA as an analytical tool.

•

Adjusted EBITDA. Adjusted EBITDA is a financial measure we use to evaluate our operating performance, excluding (1) the effects of certain unusual items, (2) revenues associated with our terminated relationship with Tully’s Coffee Japan, and (3) amounts excluded in the computation of EBITDA (financing costs, income taxes, and non-cash depreciation and amortization). We believe it is useful to eliminate these items (as well as financing costs, income taxes, and non-cash depreciation and amortization, as noted above) because it allows us to focus on what we believe is a more reliable indicator of our ongoing operating performance. We further believe that Adjusted EBITDA and the table reconciling Adjusted EBITDA to net income (loss) provide users with valuable insight into key components of GAAP amounts. We believe Adjusted EBITDA facilitates operating performance comparisons from period to period and company to company by backing out the items described above under “EBITDA” as well as the impact of revenue items and gains that are not expected to recur and are not reflective of our ongoing business enterprise, and the impact of unusual costs from corporate-level actions related to terminated merger discussions, executive severance and litigation. We use Adjusted EBITDA in addition to EBITDA in measuring our performance relative to that of our competitors, and our Compensation Committee will use Adjusted EBITDA as a measure upon which Fiscal 2008 incentive bonus plan for our executives will be based. Please see “—Non-GAAP Financial Measures” for more detail on each item we exclude in calculating Adjusted EBITDA and a reconciliation of Adjusted EBITDA to our reported amounts of net income (loss) and for a discussion of some of the limitations of Adjusted EBITDA as an analytical tool.

•	Retail Store Sales. Company-operated store revenues from sales of products, net of retail customer discounts.

•	Retail Cost of Goods Sold. Cost of goods sold, including beverage and food costs, at company-operated retail stores.

•	Retail Occupancy. All occupancy expenses for company-operated stores, including base and percentage rent, property taxes, and common area maintenance expense.

•

Retail Store Operating Expenses. Retail store labor, benefits and taxes, and all other retail store-level operating costs, including utilities, credit card fees, supplies, marketing, and repair and maintenance.

•	Wholesale Sales. Wholesale sales are reported net of allowances to our wholesale customers for retail distribution positions (“slotting allowances”) and marketing, promotional and display discounts.

•

Wholesale Sales Growth. Wholesale sales to grocery stores, office coffee service and foodservice channels reflect the impact of new customer acquisition, addition of new territories, new products, and pricing changes. Generally, wholesale sales experience seasonality associated with the grocery and foodservice channels, and a larger percentage of our wholesale sales occur in our second and third fiscal quarters.

•

Wholesale Grocery Store Distribution Points. Wholesale grocery store distribution points represent the number of grocery retail stores (supermarkets, drug stores, warehouse clubs, discount stores and other retailers with general grocery offerings) that offer Tully’s products for sale to retail consumers. This number is an approximation that we periodically determine from our retail customers and the distributors serving them. We believe the number of wholesale grocery store distribution points is indicative of the opportunity for grocery sales and of the geographic reach of our brand.

•	Wholesale Shipping Expenses. The costs of company-paid shipping for products sold to our wholesale customers.

•

Recognition of Deferred Revenue (Specialty). We accounted for the initial license fee received from UCC in 2001 as deferred revenue and are amortizing this amount into income through April 2009. The unamortized balance was $2,520,000 at July 1, 2007. These revenues will cease after they are fully amortized (at the end of Fiscal 2009 under this present amortization schedule). We expect to periodically reevaluate the timing for recognition of this deferred revenue and the associated deferred costs, based upon the development of the UCC litigation. See 13 of the Notes to the Consolidated Financial Statements.

•

Other Operating Expenses. Other operating expenses include direct selling and customer service costs of our wholesale division, and specialty division costs associated with our U.S. franchising and franchisee support, and international business development activities. The primary expense components are divisional management and staff compensation and related costs, travel, sales commissions, wholesale marketing and advertising, and legal costs related to franchising and international business development.

•

Marketing, General and Administrative Expenses. These costs are associated with corporate marketing, general and administrative functions that support our retail stores and our wholesale and specialty divisions, which provide infrastructure to facilitate successful execution of our growth strategies, and for the general administration of the Company. Components of this category include management and staff compensation and costs, stock option expense, travel, information systems, human resources, training, corporate rent, professional and consulting fees, and corporate insurance costs. We expect to record in marketing, general and administrative expenses approximately $416,000, $319,000 and $258,000 of additional stock option expense related to options outstanding as of April 1, 2007 in Fiscal 2008, 2009 and 2010, respectively.

•	Depreciation and Amortization. Depreciation and amortization expense is primarily the depreciation of property and equipment.

Non-GAAP Financial Measures

Certain of the measures described above that we use for internal management purposes are non-GAAP measures. We believe this managerial information is important supplemental information to investors. Regulation G under the Securities Act, as well as Regulation S-K and other provisions of the Exchange Act of 1934, define and prescribe the conditions for use of certain non-GAAP financial information.

We use this information for internal managerial purposes and as a means to evaluate period-to-period comparisons. These non-GAAP financial measures are used in addition to and in conjunction with results presented in accordance with GAAP and should not be relied upon to the exclusion of GAAP financial measures. This information reflects an additional way of viewing aspects of our operations that, when viewed with our GAAP results and the accompanying reconciliations to corresponding GAAP financial measures, provides a more complete understanding of factors and trends affecting our business. We strongly encourage investors to review our financial statements and publicly filed reports in their entirety and to not rely on any single financial measure. Because non-GAAP financial measures are not standardized, it may not be possible to compare these financial measures with all other companies’ non-GAAP financial measures having the same or similar names. The non-GAAP financial measures we use are not prepared in accordance with and should not be considered an alternative to, measurements required by GAAP, such as sales, operating income, net income and income per share, and should not be considered measures of our liquidity. For information about our financial results as reported in accordance with GAAP, please see our Consolidated Financial Statements beginning on page F-1.

In particular, although EBITDA and Adjusted EBITDA may be used by management teams, securities analysts and others in their evaluation of companies, these measures have limitations as analytical tools. Some of the limitations of these measures are:

•	They do not reflect certain cash expenditures or our future requirements for capital expenditures or contractual commitments;

•	They do not reflect changes in, or cash requirements for, our working capital needs;

•	They do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on debt;

•

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and these measures do not reflect any cash requirements for such replacements;

•	Other companies in our industry may calculate EBITDA or Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure; and

•	Expenses that are unusual in nature may still occur from time to time.

The following table sets forth, for the periods indicated, the computation of EBITDA and Adjusted EBITDA, and the reconciliation to the reported amounts for net income (loss) (dollars in thousands):

	Fiscal Years			First Quarter
	Fiscal 2005	Fiscal 2006	Fiscal 2007	Fiscal 2007	Fiscal 2008
				(unaudited)
Net income (loss)	$(4,625)	$15,423	$(9,754)	$(2,354)	$(2,194)
Add back amounts for computation of EBITDA:
Interest income, interest expense, and loan guarantee fees	924	385	287	31	316
Income taxes	52	339	17	—	—
Depreciation and amortization	3,651	3,529	3,340	889	805

Earnings (loss) before interest, taxes, depreciation and amortization	2	19,676	(6,110)	(1,434)	(1,073)

Add back (deduct) amounts for computation of Adjusted EBITDA:
Gain on Japan Rights Sale(1)	—	(17,392)	—	—	—
Accelerated recognition of deferred license revenue from TCJ(2)	—	(4,405)	—	—	—
Recognition of deferred license revenue from TCJ(2)	(647)	(166)	—	—	—
TCJ license fees and royalties(2)	(2,234)	(811)	—	—	—
Evaluation of TCJ business integration opportunity(3)	129	—	—	—	—
UCC litigation costs(4)	—	—	799	—	—
Settlement of litigation(5)	1,628	—	72	—	—
Severance costs for then-president	402	—	200	—	—

Adjusted EBITDA	$(720)	$(3,098)	$(5,039)	$(1,434)	$(1,073)

(1)	As the result of the Japan Rights Sale, we recognized a gain of $17,392,000 and recognized $4,405,000 of deferred license revenue, as described in Note 13 of the Notes to the Consolidated Financial Statements.
(2)	After the Japan Rights Sale, we no longer receive license fee and royalty income from TCJ. As a result of the Japan Rights Sale, we recognized $4,405,000 of the deferred license revenue on an accelerated basis, as described in Note 13 of the Notes to the Consolidated Financial Statements, and no longer recognize amortization of deferred license revenue related to TCJ.
(3)	During Fiscal 2004 and Fiscal 2005, we incurred costs related to discussions with TCJ regarding the possibility of integrating our businesses.
(4)	During Fiscal 2007, we recorded the estimated costs related to litigation with UCC, as described in Note 13 of the Notes to the Consolidated Financial Statements.
(5)	In Fiscal 2005 we entered into a settlement agreement related to class action litigation, which was given final approval by the court in Fiscal 2007, as described in Note 16 of the Notes to the Consolidated Financial Statements.

Retail Performance Measures

Our U.S. retail stores are summarized as follows:

	Fiscal Years			First Quarter Fiscal 2008
	Fiscal 2005	Fiscal 2006	Fiscal 2007
NUMBER OF STORES:
Company-operated stores
Stores at beginning of the period	94	92	88	90
New stores	1	2	6	—
Closed stores	(3)	(6)	(4)	—

End of the period	92	88	90	90

Franchisee-operated stores
Stores at beginning of the period	1	5	23	38
New stores	4	18	15	3

End of the period	5	23	38	41

Total company-operated and franchised stores
Stores at beginning of the period	95	97	111	128
New stores	5	20	21	3
Closed stores	(3)	(6)	(4)	—

End of the period	97	111	128	131

STORE LOCATIONS BY STATE (end of period):
Washington	64	72	80	81
California	25	26	26	27
Arizona	1	6	13	13
Idaho	1	3	6	7
Oregon	6	4	3	3

TOTAL	97	111	128	131

Our quarterly comparable store sales increases (decreases) are summarized as follows:

	Fiscal Years
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2005	(0.8)%	(4.3)%	(0.8)%	(2.5	)%(a)
Fiscal 2006	(1.3)%	(1.6)%	(4.0)%	(0.6	)%(a)
Fiscal 2007	(2.5)%	4.1%	7.0%	7.1%
Fiscal 2008	9.5%	*	*	*

(a)	Excludes the estimated effect of the 53rd week in Fiscal 2005.
*	Not applicable.

Results of Operations

	Fiscal Years			First Quarter
	Fiscal 2005	Fiscal 2006	Fiscal 2007	Fiscal 2007	Fiscal 2008
				(unaudited)
	(dollars in thousands)
Net Sales
Retail store sales	$40,102	$38,194	$39,334	$9,577	$10,489
Wholesale sales	9,516	13,187	20,901	4,024	5,696
Specialty—international product sales	41	11	6	—	158

Total sales of products	49,659	51,392	60,241	13,601	16,343
Specialty—U.S. franchising licenses, royalties and fees	—	30	189	46	87
Specialty—International license royalties and fees	2,234	812	12	—	—
Specialty—Recognition of deferred revenue	2,087	6,011	1,440	360	360

Total net sales	$53,980	$58,245	$61,882	$14,007	$16,790

Cost of Goods Sold and Related Occupancy Expenses
Retail cost of goods sold	$13,596	$13,456	$14,293	$3,440	$3,902
Retail occupancy expenses	5,108	5,236	5,217	1,320	1,328
Wholesale	5,118	8,398	14,546	2,583	3,911
Specialty	35	7	5	—	161

Total	$23,857	$27,097	$34,061	$7,343	$9,302

Operating Expenses
Store operating expenses	$17,341	$17,095	$17,911	$4,452	$4,730
Other operating expenses:
Wholesale operating expenses	$2,541	$3,039	$4,067	$1,009	$1,024
Specialty—U.S. franchising expenses	103	355	419	99	108
Specialty—international division expenses	119	144	933	29	76

Total other operating expenses	$2,763	$3,538	$5,419	$1,137	$1,208

Wholesale shipping expenses	$309	$489	$828	$150	$193
Marketing, general and administrative expenses	$7,754	$7,355	$9,641	$2,370	$2,431

Other Data
EBITDA	$2	$19,676	$(6,110)	$(1,434)	$(1,073)

Adjusted EBITDA	$(720)	$(3,098)	$(5,039)	$(1,434)	$(1,073)

For additional information about our operating divisions, see Note 21 of the Notes to the Consolidated Financial Statements.

	Fiscal Years					First Quarter
	Fiscal 2005		Fiscal 2006		Fiscal 2007	Fiscal 2007	Fiscal 2008
						(unaudited)
Total Net Sales Metrics
Amounts as Percent of Total Net Sales
Retail store sales	74.3%		70.9	%(a)	63.6%	68.4%	62.5%
Wholesale sales	17.6%		24.5	%(a)	33.8%	28.7%	33.9%
Specialty—international product sales	0.1%		0.0	%(a)	0.0%	0.0%	0.9%

Total sales of products	92.0%		95.5	%(a)	97.4%	97.1%	97.3%
Specialty—Licenses, royalties and fees	4.1%		1.5	%(a)	0.3%	0.3%	0.5%
Specialty—Recognition of deferred revenue	3.9%		3.0	%(a)	2.3%	2.6%	2.2%

Total net sales	100.0%		100.0%		100.0%	100.0%	100.0%

Retail Metrics
Amounts as Percent of retail store sales
Retail cost of goods sold	33.9%		35.2%		36.3%	35.9%	37.2%
Retail occupancy expenses	12.7%		13.7%		13.3%	13.8%	12.7%
Store operating expenses	43.2%		44.8%		45.5%	46.5%	45.1%

Wholesale Metrics
Amounts as Percent of wholesale sales
Wholesale cost of goods sold	53.8%		63.7%		69.6%	64.2%	68.7%
Wholesale operating expenses	26.7%		23.0%		19.5%	25.1%	18.0%
Wholesale shipping expenses	3.2%		3.7%		4.0%	3.7%	3.4%
Percentage Increase in Wholesale Sales vs. Previous Period	39.1	%(b)	45.4	%(b)	58.5%	40.5%	41.6%
Marketing, general and administrative expenses as percent of Total Net Sales	14.4%		13.7	%(c)	15.6%	16.9%	14.5%

Notes:

(a)	Percentages for Fiscal 2006 are pro forma amounts, to exclude the effects from the accelerated recognition of $4,405,000 of deferred license revenues due to the Japan Rights Sale. Including this amount, the percentages for Fiscal 2006 would be Retail store sales—65.6%, Wholesale sales—22.6% and Specialty—11.8%.
(b)	Amounts exclude the estimated effects of the 53rd week in Fiscal 2005.
(c)	Percentages exclude the effects from the accelerated recognition of $4,405,000 of deferred license revenues due to the Japan Rights Sale. Including this amount, the percentage would be 12.6% for Fiscal 2006.

First Quarter Fiscal 2008 Compared to First Quarter Fiscal 2007

Net Sales

Total net sales increased $2,783,000 or 19.9% to $16,790,000 for the First Quarter Fiscal 2008, as compared to $14,007,000 for the First Quarter Fiscal 2007. Sales of products increased $2,742,000 or 20.2% to $16,343,000 for the First Quarter Fiscal 2008, as compared to $13,601,000 for the First Quarter Fiscal 2007. Sales of products increased $1,672,000 for the wholesale division and $158,000 for the specialty division, and sales from company-operated retail stores increased $912,000. Licenses, royalties and fees increased $41,000, or 89.1% to $87,000 as compared to $46,000 for the First Quarter Fiscal 2007.

The divisional increase in net sales was comprised as follows:

Total company First Quarter Fiscal 2008 compared to First Quarter Fiscal 2007	Increase (Decrease) in Net Sales
(dollars in thousands)
Retail	$912
Wholesale	1,672
Specialty	199

Total company	$2,783

The retail sales increase represented a 9.5% increase compared to the First Quarter Fiscal 2007. For the First Quarter Fiscal 2008 comparable retail store sales grew 9.5%. Our estimate of the factors comprising the retail sales increase is summarized as follows:

Retail division Components of net sales increase First Quarter Fiscal 2008 compared to First Quarter Fiscal 2007	Increase (Decrease) in Net Sales
(dollars in thousands)

Comparable stores sales increase	$833

Sales increase from new stores	621

Sales decrease from stores closed during Fiscal 2007	(548)

Other	6

Total retail division	$912

Wholesale net sales increased $1,672,000, or 41.6%, to $5,696,000 for the First Quarter Fiscal 2008 from $4,024,000 for the First Quarter Fiscal 2007. The increase reflects a $703,000 sales increase in the grocery channel (due primarily to growth in the number of grocery retailers selling Tully’s coffee, increased sales to current grocery retailers, and sales of our new Bellaccino bottled beverages) and a $788,000 sales increase in our food service and office coffee service channels (reflecting the addition of new customers and increased sales of our K-Cup products).

Net sales for the specialty division increased by $199,000 to $605,000 for the First Quarter Fiscal 2008 as compared to the First Quarter Fiscal 2007, reflecting the recent introduction of our Bellaccino bottled beverages in South Korea.

Cost of Goods Sold and Operating Expenses

Cost of goods sold and related occupancy costs increased $1,959,000, or 26.7%, to $9,302,000 for the First Quarter Fiscal 2008 as compared to First Quarter Fiscal 2007. Cost of goods sold and related occupancy costs increased to 56.9% of total sales of products for the First Quarter Fiscal 2008, compared to 54.0% for the corresponding period last year. The increase was primarily due to faster growth of our wholesale sales, which have a high product cost as a percentage of sales compared to our retail and specialty sales. Retail cost of goods sold increased from 35.9% (as a percentage of retail store sales) in the First Quarter Fiscal 2007 to 37.2% in the First Quarter Fiscal 2008, reflecting a higher percentage of customers using the Tully’s Card in the current period and receiving customer loyalty rewards, increased "waste" cost associated with the introduction of a new salad and sandwich program at selected stores, and product mix. Retail occupancy cost of goods sold decreased from 13.8% in the First Quarter Fiscal 2007 to 12.7% in the First Quarter Fiscal 2008, reflecting the closing of stores with higher occupancy costs in Fiscal 2007, opening of stores with lower relative occupancy costs, and higher average unit volumes. Wholesale cost of goods sold increased from 64.2% of wholesale sales in the First Quarter Fiscal 2007 to 68.7% in the First Quarter Fiscal 2008 reflecting lower margins on newly introduced products (including Bellaccino and K-Cups) and higher product costs.

Store operating expenses increased $278,000, or 6.2%, to $4,730,000 in First Quarter Fiscal 2008 from $4,452,000 in First Quarter Fiscal 2007 as the result of general cost increases and the costs associated with programs to improve retail store service levels, including increases in store staffing and staff compensation. As a percentage of retail sales, store operating expenses decreased to 45.1% for First Quarter Fiscal 2008 compared to 46.5% for First Quarter Fiscal 2007.

Other operating expenses (expenses associated with all operations other than company-operated retail stores) increased $71,000 or 6.2% to $1,208,000 during First Quarter Fiscal 2008 from $1,137,000 in First Quarter Fiscal 2007. The increase reflects $15,000 of increased expenses incurred in connection with the expansion of our wholesale business, $47,000 of costs associated with the development of international business opportunities, and as $9,000 additional costs associated with the opening and development of new U.S. franchised stores.

Marketing, general and administrative costs increased $61,000 or 2.6%, to $2,431,000 during the First Quarter Fiscal 2008 from $2,370,000 in the First Quarter Fiscal 2007. This increase was primarily due to a $47,000 increase in stock option expense due to the effects of new stock option grants in Fiscal 2007 and the adoption of SFAS 123(R) during Fiscal 2007.

Depreciation and amortization expense decreased $84,000, or 9.4%, to $805,000 for the First Quarter Fiscal 2008 from $889,000 for the First Quarter Fiscal 2007, reflecting a lower level of depreciable assets in the current period.

Other Income (Expense)

Interest expense increased $238,000 or 305.1% to $316,000 for the First Quarter Fiscal 2008 as compared to $78,000 for the First Quarter Fiscal 2007, primarily as the result of $214,000 of interest (including debt discount accretion) on the Benaroya Note.

Interest income of $47,000 was earned during the First Quarter Fiscal 2007 on the temporary investment of funds, which did not recur in the First Quarter Fiscal 2008.

Income Taxes

No income tax expense was recognized in either the First Quarter Fiscal 2008 or the First Quarter of Fiscal 2007, due to the net loss in each period for income tax purposes.

Net Income (Loss)

As a result of the factors described above, we had a loss of $2,194,000 for the First Quarter Fiscal 2008 as compared to the net loss of $2,354,000 for the First Quarter Fiscal 2007, an improvement of $160,000 (6.8%).

EBITDA

As a result of the factors described above, we had negative EBITDA of $1,073,000 for the First Quarter Fiscal 2008 as compared to negative EBITDA of $1,434,000 during the First Quarter Fiscal 2007, an improvement of $361,000 (25.2%).

Adjusted EBITDA

As a result of the factors described above, we had negative Adjusted EBITDA of $1,073,000 for the First Quarter Fiscal 2008 as compared to negative Adjusted EBITDA of $1,434,000 during the First Quarter Fiscal 2007, an improvement of $361,000 (25.2%).

Fiscal 2007 Compared To Fiscal 2006

Net Sales

Sales of products increased $8,849,000 or 17.2% to $60,241,000 for Fiscal 2007, as compared to $51,392,000 for Fiscal 2006. Sales of products increased $7,714,000 for the wholesale division and sales from company-operated retail stores increased $1,140,000. Although Fiscal 2006 included the one-time effects from the accelerated recognition of $4,405,000 of deferred license revenues, net sales increased $3,637,000, or 6.2%, to $61,882,000 in Fiscal 2007 as compared to net sales of $58,245,000 for Fiscal 2006.

Our estimate of the divisional increase in net sales is comprised as follows:

Total company Fiscal 2007 compared to Fiscal 2006	Increase (Decrease) in Net Sales
(dollars in thousands)
Retail	$1,140
Wholesale	7,714
Specialty (including in Fiscal 2006 $4,405 from accelerated recognition of deferred revenues)	(5,217)

Total Company	$3,637

The retail sales increase represented a 3.0% increase compared to Fiscal 2006. For Fiscal 2007 comparable retail store sales grew 3.9%. Our estimate of the factors comprising the retail sales increase is summarized as follows:

Retail division Components of net sales increase Fiscal 2007 compared to Fiscal 2006	Increase (Decrease) in Net Sales
(dollars in thousands)
Comparable Stores Sales Increase	$1,323
Sales Increase From New Stores	2,712
Sales Decrease From Stores Closed During Fiscal 2007 and Fiscal 2006	(2,867)
Other	(28)

Total Retail Division	$1,140

Wholesale net sales increased $7,714,000, or 58.5%, to $20,901,000 for Fiscal 2007 from $13,187,000 for Fiscal 2006. The increase reflects a $5,215,000 sales increase in the grocery channel (due primarily to growth in the number of grocery retailers selling Tully’s coffee, increased sales to current grocery retailers, and sales of our new Bellaccino bottled beverages) and sales of our new K-Cup products.

Net sales for the specialty division decreased by $5,217,000 to $1,647,000 for Fiscal 2007 as compared to Fiscal 2006, primarily due to the one time accelerated recognition of $4,405,000 of deferred revenues in the prior year period and the cessation of license fees from TCJ, both as a result of the Japan Rights sale.

Cost of Goods Sold and Operating Expenses

Cost of goods sold and related occupancy costs increased $6,964,000, or 25.7%, to $34,061,000 for Fiscal 2007 as compared to Fiscal 2006. Cost of goods sold and related occupancy costs increased to 56.5% of total sales of products for Fiscal 2007, compared to 52.7% for the corresponding period last year. The increase was primarily due to faster growth of our wholesale sales, which have a high product cost as a percentage of sales compared to our retail and specialty sales. Retail cost of goods sold increased from 35.2% in Fiscal 2006 to

36.3% in Fiscal 2007, reflecting increased product costs, product mix, and discounts reflected in sales for the stored value card loyalty programs introduced in Fiscal 2007. Retail occupancy cost of goods sold decreased from 13.7% in Fiscal 2006 to 13.3% in Fiscal 2007, reflecting the closing of stores with higher occupancy costs, opening of stores with lower relative occupancy costs, and increases in average unit volumes. Wholesale cost of goods sold increased from 63.7% in Fiscal 2006 to 69.6% in Fiscal 2007 reflecting lower margins on newly introduced products (including Bellaccino and K-Cups) and higher product costs.

Store operating expenses increased $816,000, or 4.8%, to $17,911,000 in Fiscal 2007 from $17,095,000 in Fiscal 2006 as the result of general cost increases, start-up costs at new stores, and the costs associated with programs to improve retail store service levels, including increases in store staffing and new training programs. As a percentage of retail sales, store operating expenses increased to 45.5% for Fiscal 2007 compared to 44.8% for Fiscal 2006.

Other operating expenses (expenses associated with all operations other than company-operated retail stores) increased $1,881,000 or 53.2% to $5,419,000 during Fiscal 2007 from $3,538,000 in Fiscal 2006. The increase reflects $1,028,000 of increased expenses incurred in connection with the expansion of our wholesale business, and $799,000 of legal fees and costs related to the UCC litigation (see Note 13 of the Notes to the Consolidated Financial Statements), as well as $64,000 additional costs associated with the opening and development of new U.S. franchised stores.

Marketing, general and administrative costs increased $2,286,000 or 31.1%, to $9,641,000 during Fiscal 2007 from $7,355,000 in Fiscal 2006. This increase was primarily due to costs associated with the business improvement initiatives described above, and included increased marketing and advertising costs of $1,168,000 and $378,000 for the expansion of retail training programs and support staff. Severance and related costs of $200,000 were incurred in Fiscal 2007, as compared to $68,000 of severance and related costs incurred in Fiscal 2006. Additionally, stock option expenses for Fiscal 2007 increased $248,000 as compared to the prior year period due to the effects of new stock option grants and the adoption of SFAS 123(R).

Depreciation and amortization expense decreased $189,000, or 5.4%, to $3,340,000 for Fiscal 2007 from $3,529,000 for Fiscal 2006.

Other Income (Expense)

During Fiscal 2006, Tully’s recognized a gain of $17,392,000 on the Japan Rights sale (see Note 13 of the Notes to the Consolidated Financial Statements), which did not recur in Fiscal 2007.

Interest expense decreased $184,000 or 34.9% to $343,000 for Fiscal 2007 as compared to $527,000 for Fiscal 2006, reflecting a lower average balance on our credit line and repayment of our convertible note.

Income Taxes

Income tax expense decreased by $322,000 to $17,000 for Fiscal 2007, as compared to $339,000 during Fiscal 2006 (which reflected the estimated income tax and Alternative Minimum Tax, or AMT, consequences from the Japan Rights sale in Fiscal 2006).

At April 1, 2007, we had tax net operating loss carryforwards of approximately $37,000,000 that expire between 2013 and 2027. Our net operating loss carryforwards are one of our deferred income tax assets; however, the ultimate realization of these deferred income tax assets is dependent upon generation of future taxable income. Due to the uncertainty of future taxable income, deferred tax assets resulting from these net operating losses have been fully reserved. In accordance with SFAS 109, “Accounting for Income Taxes,” we will assess the continuing need for a valuation allowance that results from uncertainty regarding our ability to realize the benefits of our deferred tax assets.

Net Income (Loss)

As a result of the factors described above, we had a loss of $9,754,000 for Fiscal 2007 as compared to the net income of $15,423,000 for Fiscal 2006.

EBITDA

As a result of the factors described above, we had negative EBITDA of $6,110,000 for Fiscal 2007 as compared to EBITDA of $19,676,000 during Fiscal 2006.

Adjusted EBITDA

As a result of the factors described above, we had negative Adjusted EBITDA of $5,039,000 for Fiscal 2007 as compared to negative Adjusted EBITDA of $3,098,000 during Fiscal 2006.

Fiscal 2006 Compared To Fiscal 2005

Net Sales

Our net sales for Fiscal 2006 increased $4,265,000 (or 7.9%) to $58,245,000 as compared to net sales of $53,980,000 for Fiscal 2005. Sales of products increased by $1,733,000, or 3.5%, as the result of increased product sales in our wholesale division, partially offset by decreased sales from company-operated retail stores as described below, and offset by the effects of having 52 weeks of product sales in our retail and wholesale divisions in Fiscal 2006 as compared to 53 weeks in Fiscal 2005 (this extra week in Fiscal 2005 represented an estimated $955,000 of product sales). As the result of the Japan Rights Sale and the related termination of our license and supply agreements with TCJ, there was a one-time accelerated recognition of $4,405,000 of deferred license revenue in the specialty division in Fiscal 2006, and licenses, royalties and fees decreased due to the cessation of such fees from TCJ after July 31, 2005. The divisional increase (decrease) in net sales was comprised as follows:

Total company Fiscal 2006 compared to the Fiscal 2005	Increase (decrease) in Net Sales
(dollars in thousands)
Retail	$(1,908)
Wholesale	3,671
Specialty (including in Fiscal 2006 $4,405 from recognition of deferred revenues)	2,502

Total Company	$4,265

The retail sales decrease of 4.8% included a 1.9% comparable store sales decrease, compared to retail sales for Fiscal 2005. Our estimate of the factors comprising this sales decrease is summarized as follows:

Retail division Components of net sales increase Fiscal 2006 compared to the Fiscal 2005	Increase (Decrease) in Net Sales
(dollars in thousands)
Comparable Stores Sales Decrease	$(697)
Sales Decrease From Stores Closed in Fiscal 2006 and Fiscal 2005	(870)
Sales Increase From New Stores	577
Other	(186)
Estimated Sales from 53rd Week in Fiscal 2005	(732)

Total Retail Division	$(1,908)

Wholesale net sales increased $3,671,000, or 38.6%, to $13,187,000 for Fiscal 2006, from $9,516,000 for Fiscal 2005. The increase reflects a $2,782,000 sales increase in the grocery channel, due to growth in the number of supermarkets selling Tully’s coffees and expanded product selections in current supermarkets, combined with increased sales in foodservice channels. Fiscal 2005 included a 53rd week, for which we estimate that wholesale sales totaled $223,000.

Net sales for the specialty division increased by $2,502,000, or 57.4%, to $6,864,000 in Fiscal 2006 from $4,362,000 in Fiscal 2005, reflecting the one-time accelerated recognition of $4,405,000 of deferred license revenue in Fiscal 2006, offset by the other effects of the Japan Rights sale as described above.

Operating Expenses

Cost of goods sold and related occupancy costs increased $3,240,000, or 13.6%, to $27,097,000 for Fiscal 2006 as compared to $23,857,000 in Fiscal 2005. Cost of goods sold and related occupancy costs increased to 52.7% of total sales of products for Fiscal 2006, compared to 48.0% for the corresponding period of Fiscal 2005. The increase was primarily due to a greater shift in sales to the wholesale division which experience higher cost products as a percent to net sales.

During Fiscal 2006, we introduced new products to customers with promotions that included “free trial” and discount pricing offers. These initiatives were intended to grow our retail customer traffic and sales. Retail cost of goods sold increased from 33.9% of retail sales in Fiscal 2005 to 35.2% in Fiscal 2006, reflecting these promotions and higher product costs. Retail occupancy cost increased from 12.7% in Fiscal 2005 to 13.7% in Fiscal 2006 as the result of increasing costs while comparable store sales declined. Wholesale cost of goods sold increased from 53.8% of wholesale sales in Fiscal 2005 to 63.7% in Fiscal 2006, reflecting higher product costs, principally coffee, and higher levels of sales discounts and allowances.

During Fiscal 2006, we implemented programs to improve retail store service levels, including increases in store staffing and new training programs. Store operating expenses decreased $246,000, or 1.4%, to $17,095,000 for Fiscal 2006 as compared to $17,341,000 in Fiscal 2005 as the result of $129,000 of costs from the 53rd week in Fiscal 2005 and cost reductions associated with the closure of stores not meeting our financial requirements, offset by costs of new stores and increased labor costs. As a percentage of net sales from company-operated stores, store operating expenses increased to 44.8% for Fiscal 2006 as compared to 43.2% for Fiscal 2005.

Other operating expenses (expenses associated with all operations other than company-operated retail stores) increased $775,000 or 28.0% to $3,538,000 for Fiscal 2006 as compared to $2,763,000 in Fiscal 2005, reflecting $498,000 of additional expenses incurred in connection with the expansion of our wholesale business, and $252,000 of increased costs incurred by the specialty division for the acquisition and development of new U.S. franchise relationships and new markets.

Wholesale shipping expenses increased $180,000 or 58.3%, to $489,000 for Fiscal 2006 as compared to $309,000 in Fiscal 2005, reflecting the 38.6% increase in wholesale sales and higher product shipping expenses.

Marketing, general and administrative costs decreased $399,000 or 5.1%, to $7,355,000 for Fiscal 2006 as compared to $7,754,000 for Fiscal 2005, reflecting the inclusion in Fiscal 2005 of severance and related costs of $402,000 from the resignation of our then-president and an estimated $36,000 of costs from the 53rd week in Fiscal 2005.

Depreciation and amortization expense decreased $122,000, or 3.3%, to $3,529,000 for Fiscal 2006 as compared to $3,651,000 in Fiscal 2005, reflecting a lower level of depreciable asset book value in Fiscal 2006 and an estimated $68,000 of expense from the 53rd week in Fiscal 2005.

During Fiscal 2004 we entered into preliminary discussions with TCJ about the possibility of integrating our business with TCJ, which were terminated in Fiscal 2005. In Fiscal 2005, we incurred associated fees and other expenses of $129,000, but we did not incur such fees in Fiscal 2006.

During Fiscal 2006 and Fiscal 2005, we performed reviews of our long-lived assets to determine whether such assets were impaired (see Note 8 of the Notes to the Consolidated Financial Statements). These reviews determined that impairments did exist, and a non-cash charge of $236,000 was recognized in Fiscal 2006 compared to the non-cash impairment charge of $200,000 during Fiscal 2005.

During Fiscal 2006, we incurred store closure and lease termination costs of $219,000 in connection with the closure of stores that did not meet our financial criteria, as compared to $43,000 of such costs in Fiscal 2005.

Other Income (Expense)

During Fiscal 2006, Tully’s recognized a gain of $17,392,000 on the Japan Rights sale.

Interest income increased $205,000 to $208,000 for Fiscal 2006 as compared to $3,000 during Fiscal 2005 due to the increase of the amount of cash invested in interest bearing accounts after the proceeds from the Japan Rights sale were received in Fiscal 2006.

Interest expense decreased $43,000, or 7.5%, to $527,000 for Fiscal 2006 as compared to $570,000 during Fiscal 2005 due to lower outstanding debt during Fiscal 2006, partially offset by the effects of higher interest rates on outstanding debt during Fiscal 2006 as compared to Fiscal 2005, and $32,000 of interest expense from a multi-year state tax audit completed in Fiscal Quarter Fiscal 2006.

During Fiscal 2006 we incurred loan guarantee fee expense of $66,000 from the non-cash compensation (paid with warrants) to the guarantors of the credit facility, as compared to $357,000 in Fiscal 2005. The decrease resulted primarily from the repayment of the related debt.

Income Taxes

Income tax expense increased $287,000 to $339,000 for Fiscal 2006 as compared to $52,000 during Fiscal 2005 due to the income tax consequences from the Japan Rights sale in Fiscal 2006, offset by a reduction in foreign tax expense associated with the cessation of taxable revenues from TCJ after July 31, 2005. The gain recognized on the Japan Rights sale is generally sheltered from income tax due to our net operating loss carryforwards, but in Fiscal 2006 we recognized $335,000 of state income taxes and AMT related to this sale.

Net Income (Loss)

As a result of Japan Rights sale and the other factors described above, net income increased $20,048,000 to $15,423,000 during Fiscal 2006, as compared to a loss of $4,625,000 during Fiscal 2005.

Earnings (Loss) before Interest, Taxes, Depreciation and Amortization

As a result of the Japan Rights sale and other factors described above, we had EBITDA of $19,676,000 for Fiscal 2006, which is an increase of $19,674,000 as compared to the EBITDA of $2,000 for Fiscal 2005.

Liquidity and Financial Condition

Sources and Uses of Cash in our Business

The following table sets forth, for the periods indicated, selected statement of cash flows data:

	Fiscal Years			First Quarter Fiscal 2008
	Fiscal 2005	Fiscal 2006	Fiscal 2007
	(dollars in thousands)			(unaudited)
STATEMENTS OF CASH FLOWS DATA
Cash provided by (used for):
Net income (loss)	$(4,625)	$15,423	$(9,754)	$(2,194)
Gain on Japan Rights Sale	—	(17,392)	—	—
Adjustments for depreciation and other non-cash operating statement amounts	2,246	(1,929)	2,526	712

Net income (loss) adjusted for non-cash operating statement amounts	(2,379)	(3,898)	(7,228)	(1,482)
Cash provided (used) for other changes in assets and liabilities	3,723	(3,183)	3,321	(1,212)

Net cash provided by (used in) operating activities	1,344	(7,081)	(3,907)	(2,694)
Net cash proceeds from Japan Rights sale	—	17,392	—	—
Purchases of property and equipment	(560)	(2,307)	(1,763)	(288)
Net borrowings (repayments) of debt and capital leases	(909)	(4,004)	1,624	2,246
Proceeds from stock options, warrants and other equity transactions	319	6	127	328
Other investing activities	(4)	(62)	(32)	—

Net increase (decrease) in cash and cash equivalents	$190	$3,944	$(3,951)	$(408)

Overall, our operating activities, investing activities, and financing activities used $3,951,000 of cash during Fiscal 2007 as compared to $3,944,000 of cash provided during Fiscal 2006 and $190,000 provided in Fiscal 2005.

During Fiscal 2006, we sold to our Japanese licensee the right to use our trademarks and other intellectual property assets and rights in connection with the operation of the Tully’s business in Japan. We received $17.5 million in cash proceeds in this transaction. We used these proceeds to improve our liquidity without shareholder dilution, reduce our debt, and for the development of our domestic retail and wholesale businesses.

Cash used in operating activities for Fiscal 2007 was $3,907,000, a change of $3,174,000 compared to Fiscal 2006 when operating activities used cash of $7,081,000. This related primarily to a $6,109,000 difference in cash used for accounts payable and accrued liabilities: during Fiscal 2007, increased levels of accounts payable and accrued liabilities provided $3,575,000 of cash, but in Fiscal 2006 cash of $2,534,000 was used to decrease accounts payable and accrued liabilities. Additionally, increased accounts receivable used cash of $1,844,000 during Fiscal 2007, primarily as the result of increased wholesale sales and the timing of customer payments, and increased inventories used cash of $117,000 as the result of higher coffee costs and increased stocking levels for some products in support of sales increase objectives.

Investing activities used cash of $1,795,000 in Fiscal 2007, which included $1,763,000 of capital expenditures relating to the business improvement initiatives described above (including six new company-operated stores, remodels of several company-operated stores, new equipment or furniture for many of our existing company-operated stores, and equipment for our wholesale division).

Financing activities provided cash of $1,751,000 in Fiscal 2007, used cash of $3,998,000 in Fiscal 2006, and used cash of $590,000 in Fiscal 2005. In each year, the primary financing activity was borrowing and repayment of debt and capital leases. In Fiscal 2005, the shareholder rights offering provided cash of $243,000 (after payment of offering costs).

Overall, our operating activities, investing activities, and financing activities used $408,000 of cash during First Quarter Fiscal 2008 as compared to $2,428,000 of cash used during First Quarter Fiscal 2007.

Cash used in operating activities for First Quarter Fiscal 2008 was $2,694,000, a change of $1,309,000 compared to First Quarter Fiscal 2007 when operating activities used cash of $1,385,000. During First Quarter Fiscal 2008, we used proceeds from our new credit facility to fund increased inventory levels to support our current business requirements and to reduce the level of accounts payable. Additionally, there was a $418,000 increase in the prepaid costs of our public stock offering during First Quarter Fiscal 2008

Investing activities used cash of $288,000 in First Quarter Fiscal 2008 as compared to $925,000 in First Quarter Fiscal 2007, primarily as the result of the timing of new store openings (no new company-operated stores were opened in First Quarter Fiscal 2008 as compared to four new stores in First Quarter Fiscal 2007).

Financing activities provided cash of $2,574,000 in First Quarter Fiscal 2008 and used cash of $118,000 in First Quarter Fiscal 2007. During First Quarter Fiscal 2008, we received proceeds of $3,900,000 from the new Benaroya Note and $329,000 from the exercise of stock options and warrants, and we repaid $1,519,000 under our Northrim credit facility.

Contractual Commitments

We did not have any off-balance sheet arrangements as of July 1, 2007. The following table summarizes our principal financial commitments (other than ordinary trade obligations such as accounts payable and accrued liabilities) as of April 1, 2007:

	Payments Due by Fiscal Year
	Total	Fiscal 2008	Fiscal 2009	Fiscal 2010	Fiscal 2011	Fiscal 2012	Thereafter
	(dollars in thousands)
Northrim facility	$4,053	$4,053	$—	$—	$—	$—	$—
Other debt	194	175	9	10	—		—
Capital leases	95	42	23	17	12	1	—
Store operating leases	16,722	4,650	4,243	3,685	1,941	732	1,471
Green coffee purchases(1)	6,907	6,907	—	—	—		—
Executive severance(2)	93	93	—	—	—		—

	$28,064	$15,920	$4,275	$3,712	$1,953	$733	$1,471

(1)	As of April 1, 2007, we had approximately $6,900,000 of coffee purchase contracts with fixed-price coffee purchase commitments. Since April 1, 2007, we have entered into additional coffee purchase contracts.
(2)	Pursuant to the employment letters for members of Tully’s senior management team, Tully’s has agreed to pay severance compensation to these several executives in the event their employment by Tully’s is terminated for reasons other than certain excluded circumstances. The amount of severance to be paid would depend upon the rate of salary at the time of termination and other factors. As of July 1, 2007, the aggregate contingent obligation for severance to these individuals was approximately $805,000. Accrued liabilities at April 1, 2007 include accrued severance costs related to our former president in the amount of $93,000.

Liquidity and Capital Resources

As of July 1, 2007 we had cash and cash equivalents of $1,022,000, and a working capital deficit of $6,327,000. Because we principally operate as a “cash retail business,” we generally do not require a significant net investment in working capital and historically have operated with current liabilities in excess of our current assets. Our wholesale business requires a greater level of investment in accounts receivable and inventory, which have increased as that business has grown. Our inventory levels typically increase during the spring due to coffee crop seasonality and, to a lesser degree, during the autumn due to holiday season merchandise. Inventories are also subject to short-term fluctuations based upon the timing of coffee receipts. We expect that our investment in accounts receivable and inventories will increase in Fiscal 2008, primarily as the result of anticipated further growth in the wholesale division.

Cash requirements for the next twelve months, other than normal operating expenses and the commitments described in the consolidated financial statements and notes and summarized above, are expected to consist primarily of capital expenditures related to the opening of new company-operated stores and equipment and accounts receivable related to new wholesale business. Franchised stores do not require capital investment in property and equipment by Tully’s, but we do incur selling and support costs for such new stores related to store opening, training, and quality control. In the next twelve months, we expect to open between 30 and 40 company-operated stores, depending upon the amount and timing of the capital raised for this purposes, as described below. Based on our past experience, a new company-operated store will typically require a capital investment of approximately $300,000 to $400,000, but this varies depending on the specific location. Some of these capital expenditures may be accomplished through operating or capital leases.

Liabilities at July 1, 2007 include deferred licensing revenue in the aggregate amount of $2,520,000. We will liquidate the deferred revenue balance through recognition of non-cash revenues in future periods, rather than through cash payments. We believe it is unlikely that any substantial performance will be required by Tully’s relative to this deferred licensing revenue.

On April 27, 2007, we filed a registration statement for a proposed underwritten offering of our common stock. This registration statement has not yet been declared effective. The completion of this proposed offering is subject to a number of factors, including economic and capital market conditions and the satisfaction of the applicable regulatory requirements, and it is possible that our proposed public offering may not be completed. We plan to use the proceeds of our proposed public offering, if it is completed, for growth of our business, repayment of debt, and for general corporate purposes.

On April 26, 2007, we borrowed $3,900,000 from Benaroya Capital ($4,000,000 net of an initial loan fee of $100,000) and issued the Benaroya Note to evidence that indebtedness. In connection with the loan, we granted warrants to purchase 12,411 shares of common stock at an exercise price of $2.64 per share to Benaroya Capital, which were recorded at their estimated aggregate fair value of $109,000 when granted. On July 12, 2007, the Benaroya Note amount was amended to establish a credit facility with allowable borrowings of up to $10 million, to reduce the interest rate from 15% to 13.5% per annum (effective July 12, 2007), and to extend its maturity date. Borrowings under the Benaroya credit facility are due upon the earlier of (i) August 31, 2008, (ii) the first business day following the closing of an underwritten public offering of our equity securities and (iii) 30 days after the lender has given Tully’s notice that the lender, in good faith, deems itself insecure. Interest accrues on the outstanding principal balance of the Benaroya Note, calculated on a daily basis and payable on the maturity date. Overdue amounts bear interest at a rate equal to eighteen percent (18%) per annum. Loan fees of $482,000 were added to the principal balance in connection with the July amendment of the Benaroya credit facility and the grant of warrants to purchase 59,780 shares of common stock at an exercise price of $2.64 per share to Benaroya Capital, which were recorded at their estimated aggregate fair value of $526,000 when granted. Borrowings under the Benaroya credit facility are secured by all of Tully’s assets but are subordinate to Northrim’s existing lien on accounts receivable and inventory. The Benaroya Capital warrants become exercisable on the earliest to occur of (a) the completion of the Company’s first underwritten public offering of common stock; (b) immediately prior to a change of control event (as defined in the warrant); or (c) April 26, 2008, and will expire during 2012.

The Benaroya credit facility generally allows additional monthly borrowings of $500,000 ($750,000 for August and September 2007) up to the maximum of $10 million. Our chairman has guaranteed our obligations under the Benaroya credit facility, and another shareholder has guaranteed up to $3,000,000 under the Benaroya credit facility. Our chairman is not being compensated for his guaranty. We have agreed to compensate the second guarantor through the cash payment of a $167,100 commitment fee and a grant of warrants to purchase 21,000 shares of our common stock at an exercise price of $2.64 per share, which were recorded at their estimated aggregate fair value of $184,800 when granted (these warrants become exercisable on the earliest to occur of (a) immediately prior to the completion of our first underwritten public offering of common stock, (b) immediately prior to the completion of certain other securities offerings defined in the warrant, and (c) July 12, 2008). Additionally, we will pay a facility draw fee to this second guarantor at the annualized rate of 2% on the average amount of guaranteed debt outstanding. We have agreed to indemnify these guarantors from all claims, liabilities, costs and expenses incurred by them arising from or related to the note holder’s demands under the guarantees. We also have agreed not to increase the amount of our Northrim credit facility or grant any other security interest in our assets without the prior written consent of these guarantors. In June 2007, we renewed our secured credit facility with Northrim as described in Note 11 of the Notes to the Consolidated Financial Statements.

The cash and warrant fees incurred in connection with the Benaroya Note in April 2007 and the establishment of the Benaroya credit facility in July 2007, described above, have been recorded as a discount on the Benaroya Note. This discount is being reduced through accretion of non-cash interest expense over the term of this debt. Further, the cash and warrant fees incurred in July 2007 in connection with the associated loan guaranty have been recorded as a deferred charge and are being amortize as non-cash loan guaranty expense over the term of this debt guaranty. During the First Quarter Fiscal 2008, we recognized this accretion as non-cash interest expense of $104,000, and we would expect to accrete the remainder of the debt discount as interest and the deferred charge amortization as loan guaranty expense in the aggregate amount of approximately $107,000 per month during the remaining term of the Benaroya credit facility ending August 31, 2008. If we complete our proposed public offering of common stock, the Benaroya credit facility will be repaid in full, and the remaining balance of debt discount and any unamortized loan guaranty costs would be recorded as a one-time charge to interest expense and loan guaranty expense. If the repayment of the Benaroya credit facility was to occur at the mid-point of the second fiscal quarter of Fiscal 2008 (the 13 week period which will end on September 30, 2007), this one-time charge would be approximately $1,340,000.

We believe that the net proceeds from this offering, together with anticipated cash flows from operations, will be sufficient to satisfy our working capital and capital expenditure requirements including store development for at least the next 12 months. Beyond the next 12 months, additional financing may be needed to fund working capital and store development. Changes in our operating plans, acceleration of our expansion plans, lower than anticipated sales, increased expenses, or other events, including those described in “Risk Factors,” may require us to seek additional debt or equity financing on an accelerated basis. Additional equity financing may be dilutive to the holders of our common stock and debt financing, if available, may involve significant cash payment obligations or financial covenants and ratios that restrict our ability to operate our business. Financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could impact negatively our growth plans, financial condition, and results of operations. We could be required to substantially reduce the number of new company-operated stores opened in Fiscal 2008, substantially reduce operating, marketing, general and administrative costs related to our continuing operations, or reduce or discontinue our investments in store improvements, new customers and new products. If these actions were not sufficient, we could be required to sell stores or other assets and could be unable to take advantage of business opportunities or respond to competitive pressures. The sale of stores or other income-producing assets could adversely affect our future operating results and cash flows.

Seasonality

Our business is subject to moderate seasonal fluctuations. Greater portions of Tully’s net sales are generally realized during the third quarter of Tully’s fiscal year, which includes the December holiday season. Seasonal patterns are generally applicable to each of our operating divisions. In addition, quarterly results are affected by the timing of the opening of new stores (by Tully’s and our franchisees) or the closure of stores not meeting our expectations. Because of these factors, results for any quarter are not necessarily indicative of the results that may be achieved for the full fiscal year.

Quantitative and Qualitative Disclosures about Market Risk

The supply and price of coffee beans are subject to significant volatility and can be affected by multiple factors in producing countries, including weather, political and economic conditions. In addition, green coffee bean prices have been affected in the past, and may be affected in the future, by the actions of certain organizations and associations that have historically attempted to influence commodity prices of green coffee beans through agreements establishing export quotas or restricting coffee bean supplies worldwide. In order to limit the cost exposure of the main commodity used in our business, we enter into fixed-price purchase commitments. Typically, Tully’s has entered into contracts for the next season’s delivery of green coffee beans to help ensure adequacy of supply. As of April 1, 2007, we had approximately $6,900,000 in fixed price purchase commitments. Since April 1, 2007, we have entered into additional coffee purchase contracts. We estimate that a ten percent increase in coffee bean pricing could reduce operating income by $800,000 to $1,000,000 annually if we were unable to adjust our retail prices.

We currently have no foreign currency exchange rate exposure related to our purchasing of coffee beans because all transactions are denominated in U.S. dollars.

Application of Critical Accounting Policies

We have identified the policies below as critical to our business operations and the understanding of our results of operations. The impact and any associated risks related to these policies on our business operations are discussed throughout Management’s Discussion and Analysis of Financial Condition and Results of Operations where such policies affect our reported and expected financial results. For a detailed discussion on the application of these and other accounting policies, see Note 1 of the Notes to the Consolidated Financial Statements. Note that our preparation of the consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. We believe the following critical accounting policies affect our more significant judgments and estimates used in our consolidated financial statements, and should be read in conjunction with the Consolidated Financial Statements. Our critical accounting policies relate particularly to (1) revenue recognition, (2) evaluation for impairment of long-lived assets for impairment, (3) lease termination reserves, and (4) share based payments.

Revenue recognition

Sales are generally recognized at the time of the sale at retail store locations. Customer payments received on the issuance and replenishment of our Tully’s coffee cards (stored value payment cards) are deferred and recognized as revenues when the cards are redeemed, net of the estimated amounts of customer incentives and discounts associated with the cards. Management’s judgment is involved in determining the applicable timing for recognition of these incentives and discounts in revenues. Sales for the wholesale and specialty divisions are recognized upon shipment of the products. Allowances to wholesale customers for retail display and distribution positions (such as “slotting” allowances) are recognized as a reduction in sales, reducing gross profits until fully amortized (typically a period of two to six months). Other wholesale sales discounts and allowances are recognized in the period earned by the customer. In some instances, the amounts of an allowance or discount will depend upon the actual performance of a customer for a particular program (such as the number of packages of Tully’s product sold in a particular period of time). The actual performance for the program will be determined by the customer and Tully’s after the program is completed. Tully’s initially records management’s estimate of the expected results for such programs, and then an adjustment is made, as necessary, when the actual results are reported to Tully’s.

Revenues from advance license fees and similar agreements are recognized on the straight-line basis over the expected life of the agreements (ranging from eight to fifteen years). Management’s judgment is involved in determining the applicable amortization periods for these advance license fees. Royalty revenues for specialty licensees are recognized in accordance with the license agreements based upon sales at specific licensee store locations. Coffee roasting fees are recognized when the licensee that is subject to the fee purchases coffee. Initial franchise fees for new stores franchised by Tully’s are recognized when Tully’s has completed the services required to earn these fees and make them non-refundable, which is generally upon opening of a store. Royalty revenues from franchisee operated stores are recognized according to the relevant franchise agreements.

Evaluation of long-lived assets for impairment

We periodically review the carrying value of our long-lived assets for continued appropriateness. This review is based upon our projections of anticipated future cash flows. We record impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those items. Our cash flow estimates are based on historical results adjusted to reflect our best estimate of future market and operating conditions. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our evaluations. The net carrying value of assets not recoverable are reduced to their fair value. Our estimates of fair value represent our best estimate, based primarily on discounted cash flows.

Recognition and measurement of lease termination reserves

Periodically, we will determine that certain leases will be terminated and the store or other operation will be closed. At the time when agreements are reached, we accrue for the net future minimum lease payments of the related lease agreements. Amounts accrued as net future minimum losses include the discounted estimated future rental payments and lease termination fees, and estimated sub-lease recoveries.

Share Based Payments

We grant stock options to purchase our common stock to certain employees under the 2004 Stock Option Plan. Additionally, we have outstanding options that were granted under an earlier stock option plan. The benefits provided under all of these plans are subject to the provisions of revised Statement of Financial Accounting Standards No. 123, or SFAS 123 R, “Share-Based Payment,” which we adopted effective April 3, 2006. We elected to use the modified prospective application in adopting SFAS 123 R and, therefore, have not restated our results for prior periods. The valuation provisions of SFAS 123 R apply to new awards and to awards that are outstanding on the adoption date and subsequently modified or cancelled.

The determination of fair value of stock option awards on the date of grant using the Black-Scholes model is affected by our stock price and subjective assumptions. These assumptions include, but are not limited to, the expected term of stock options and expected stock price volatility over the term of the awards. Our stock options have characteristics significantly different from those of traded options, and changes in the assumptions can materially affect the fair value estimates.

SFAS 123 R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. When actual forfeitures vary from our estimates, we recognize the difference in compensation expense in the period the actual forfeitures occur or when options vest.

New Accounting Standards

In February 2007, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standard No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” or SFAS 159. SFAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value. It is expected to expand the use of fair value measurements which is consistent with the Financial Accounting Standards Board’s long-term measurement objectives for accounting for financial instruments. SFAS 159 is effective for our first fiscal year that begins after November 15, 2007, which is our fiscal year 2009 that begins in April 2008. The Company is currently evaluating the impact of this statement to its financial position and results of operations.

In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157, “Fair Value Measurements,” or SFAS 157. This statement defines fair value, establishes a fair value hierarchy to be used in generally accepted accounting principles and expands disclosures about fair value measurements. Although this statement does not require any new fair value measurements, the application could change current practice. The statement is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement to its financial position and results of operations.

In June 2006, the Emerging Issues Task Force, or EITF, issued EITF 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation),” or EITF 06-3. EITF 06-3 provides guidance on the presentation in the income statement of any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer. EITF 06-3 requires that taxes be presented in the income statement either on a gross basis (included in revenues and costs) or a net basis (excluded from revenues), and that this accounting policy decision be disclosed. EITF 06-3 should be applied to financial reports for interim and annual reporting periods beginning after December 15, 2006. Adoption of EITF 06-3 did not have a material impact to our consolidated financial statements.

In July 2006, the FASB issued Interpretation No. 48, or FIN 48, “Accounting for Uncertainty in Income Taxes,” which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” FIN 48 provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. FIN 48 is effective for years beginning after December 15, 2006. We do not believe the adoption of FIN 48 will have a material impact to our consolidated financial statements.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”, or SAB 108. SAB 108 provides guidance on consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have a material impact on our consolidated financial statements.

FSP EITF 00-19-2. In December 2006, the FASB issued FASB Staff Position EITF 00-19-2, “Accounting for Registration Payment Arrangements,” or FSP EITF 00-19-2. FSP EITF 00-19-2 specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FASB Statement No. 5,

“Accounting for Contingencies.” A registration payment arrangement is defined in FSP EITF 00-19-2 as an arrangement with both of the following characteristics: (1) the arrangement specifies that the issuer will endeavor (a) to file a registration statement for the resale of specified financial instruments and/or for the resale of equity shares that are issuable upon exercise or conversion of specified financial instruments and for that registration statement to be declared effective by the United States Securities Exchange Commission within a specified grace period, and/or (b) to maintain the effectiveness of the registration statement for a specified period of time (or in perpetuity); and (2) the arrangement requires the issuer to transfer consideration to the counterparty if the registration statement for the resale of the financial instrument or instruments subject to the arrangement is not declared effective or if effectiveness of the registration statement is not maintained. FSP EITF 00-19-2 is effective for registration payment arrangements and the financial instruments subject to those arrangements that are entered into or modified subsequent to December 21, 2006. For registration payment arrangements and financial instruments subject to those arrangements that were entered into prior to the issuance of FSP EITF 00-19-2, this guidance is effective for financial statements issued for fiscal years beginning after December 15, 2006, and interim periods within those fiscal years. The adoption of FSP EITF 00-19-2 is not expected to have an impact on our consolidated financial statements.

BUSINESS

Overview

Our Company

We are a specialty retailer and wholesaler of hand-craft roasted, gourmet coffees. We operate and franchise retail coffeehouses, and sell our gourmet whole bean and ground coffees and Bellaccino bottled beverages through grocery locations, office coffee services and foodservice channels in the western United States. Our goal is to make our gourmet coffees and genuine community coffeehouse experience the first choice for consumers in our markets.

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Retail—Tully’s has 90 company-operated retail stores and 41 franchised stores in Washington, California, Arizona, Oregon and Idaho. Our stores are located in a variety of high–traffic urban and suburban neighborhoods, and in the Seattle and San Francisco central business districts. We also operate or franchise smaller footprint stores in special venues, such as within the premises of manufacturing facilities, and kiosks and cafes that are located in grocery stores, hotels, hospitals and airports and on university campuses.

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Wholesale—Tully’s sells gourmet whole bean and ground coffees, our Bellaccino bottled beverages and single serve Tully’s K-Cups through the wholesale channel. We sell our products through approximately 4,000 grocery locations, as well as to office coffee services and foodservice channels in the western United States and the Chicago metropolitan area. We also offer many of our products through mail-order and Internet channels.

•	Specialty—We manage our franchising and foreign business development activities through our specialty division.

We believe that the Tully’s genuine community coffeehouse experience differentiates us from our competitors. In our retail stores, the Tully’s experience is about friendly, personalized service in an upscale and relaxing environment, where customers enjoy comfortable seating, large community tables, soft music and free Wi-Fi Internet access while enjoying Tully’s products. We strive to develop a genuine personal relationship with our customers and their communities by supporting local schools and charitable organizations and community events, and by making our stores into neighborhood gathering places. Our wholesale strategy is designed to enable our customers to enjoy our gourmet coffee and other products at work or at home, and to connect us to our customers outside our coffeehouses. We believe that our superior products, combined with the Tully’s genuine community coffeehouse experience, will bind customers to Tully’s and associate our brand and products with our customers’ communities and lifestyles.

Our Products

We are passionate about providing our customers with the best gourmet coffees. Tully’s sources the highest grade Arabica coffee beans from around the world to make world-class gourmet coffees. We roast millions of pounds of coffee beans annually, all in hand-crafted batches of approximately 200 pounds each. Our proprietary recipes and roasting methods allow us to produce a selection of gourmet coffees to appeal to different customer tastes. All Tully’s stores offer a fresh assortment of Tully’s hand-craft roasted whole bean and ground varietal coffees and proprietary coffee blends, many of which also are sold to our wholesale customers, along with the equipment to enjoy our coffees at home.

We believe that our barista bars offer the best selection of hand-crafted beverages in the business and set us apart from our competitors. Our barista bar beverages include fresh hot and cold beverages, highlighted by our coffees and espresso, teas, yerba mate, chai, Bellaccino blended beverages, fruit–based beverages (such as smoothies), ice cream shakes and hot cocoa. These drinks can be customized with dairy or soy milk and our customers’ favorite flavors, including fresh Tully’s espresso, Ghirardelli chocolate and premium flavor extracts. All barista bar beverages are made-to-order by our highly trained baristas.

We complement our great beverages with an array of premium foods, snacks, and bottled beverages—including pastries, muffins, cookies and desserts that are baked fresh daily by our artisan bakery partners; fresh, pre-packaged, ready-to-go salads and sandwiches; healthy grab-and-go snacks such as nuts, trail mixes and dried fruits; chocolates and other confections; and juices, soda, waters and our Bellaccino bottled beverages—that make our stores a gathering place for refreshment and energy throughout the day.

We regularly introduce new products in our stores to attract new customers and to offer existing customers additional products during different day-parts. Our beverage and food offerings are built around core product families that enable us to introduce new items that appeal to a broad range of customers, at different day-parts, to suit different geographic markets and climates.

Tully’s Market Opportunity

Tully’s is strategically positioned as a premier gourmet coffee brand in the specialty retail coffeehouse segment and the wholesale whole bean and ground coffee segment. Consumers in both segments have shown a broadening appetite for drinks of all varieties, resulting in diversification and expansion of the U.S. beverage markets. With gourmet espresso and coffee drinks as its centerpiece, Tully’s is focused on benefiting from these growing markets by providing a wide array of beverage choices to its customers. Additionally, Tully’s is positioned to capitalize on significant opportunities in the snack and non-alcoholic beverage bars category, estimated at $20.1 billion in 2007 by the National Restaurant Association.

Consumption of specialty coffee in U.S. retail stores increased steadily from 2003 to 2006, according to the Specialty Coffee Association of America (SCAA), as the percentage of U.S. adults purchasing specialty coffee daily grew from 12% to 16% during this period. The demand from occasional adult consumers of specialty coffee expanded more rapidly over this comparable period, with an increase in market penetration from 54% to 63%, according to the SCAA. Additionally, we expect several major trends to drive continued growth in the U.S. gourmet coffee market:

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Consumers are opting for gourmet coffee. We believe there is an overall greater consumer awareness of specialty coffee’s superior quality and taste. Consumers are becoming more educated, and understand and differentiate coffee by origin and bean type. Discerning consumers generally demand gourmet, Arabica coffee with a wide selection of specialty beverages such as lattes, mochas, espressos and blended drinks.

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Coffee consumption as a lifestyle. Consumers are pursuing coffee consumption as a regular facet of their everyday lifestyle. We believe there is a growing appeal of the coffeehouse as a gathering place outside of work and home, providing an inviting atmosphere for people to congregate and socialize. A 2006 Deutsche Bank research study indicated 33% of non-coffee drinkers visited national chain coffeehouses for the atmosphere and to socialize.

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Demographics of coffee drinkers are widening. According to the National Coffee Association, the proportion of the U.S. adult population drinking coffee on a daily basis increased for a third straight year, from 49% in 2004 to 57% in 2007. Young adults (18-24 years-old) contributed to the increased penetration, with 37% of young adults consuming coffee daily in 2007, compared to 31% in 2006.

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Increased food expenditures away from home. Food expenditures away from home in the U.S. continued to increase as a percentage of total food expenditures, from 32% in 1980 to 41.4% in 2005, according to the Economic Research Service.

Specialty Retail Coffee Industry

The U.S. specialty retail coffee market generated sales of $12.3 billion in 2006, according to the SCAA, which also reported that between 2002 and 2006, this market experienced solid growth with a CAGR of 9.9%. Additionally, the SCAA reported that the number of operating retail stores grew from approximately 2,250 in 1992 to 23,900 in 2006, representing an 18.4% CAGR.

The U.S. specialty coffee retail industry is highly fragmented with low barriers to entry and, with the exception of Starbucks, is primarily characterized by small chains and regional brands. Based on data from the SCAA and Starbucks, we estimate that Starbucks held approximately 39% of the U.S. market, based on its retail unit count as of December 2006. The next largest specialty retail coffee chain, Caribou Coffee, held less than a 2% market share as of December 31, 2006, based on data from the SCAA and Caribou Coffee. Industry participants believe that significant growth potential exists in this market, as evidenced by an October 5, 2006 Starbucks news release indicating a unit potential of approximately 20,000 Starbucks coffeehouses in the United States as compared to a December 31, 2006 base of 9,401 stores.

Wholesale Coffee Market

The U.S. wholesale coffee market is comprised of two segments, the $6.6 billion grocery, convenience and independent food store segment and the $3.7 billion office coffee service segment, based on 2006 results reported by Euromonitor and Automatic Merchandiser, respectively.

Supermarkets are a major distribution channel for wholesale coffee and provide a significant growth opportunity for specialty coffee roasters with over 34,000 supermarkets in the United States in 2005, according to the Food Marketing Institute. According to the SCAA, approximately 17% of adults prefer coffeehouse brands when purchasing coffee at the grocery store.

The office coffee services channel grew 5.1% to $3.7 billion in 2005/06 from 2004/05, according to Automatic Merchandiser. The introduction of single-cup systems has fostered strong growth in this segment. A leader in the single serve market is Keurig, a subsidiary of Green Mountain Coffee Roasters Inc., which reported that Keurig K-Cup shipments in the United States and Canada experienced a 43% growth rate from 102 million K-Cups in the last three months ending 2005 to 146 million in the three months ending 2006.

Specialty Non-Alcoholic Beverages

Sales of specialty beverages have shown strong acceptance and growth across a wide variety of categories. Although the categories below currently represent a relatively small portion of our revenue base, we believe they represent a significant opportunity for Tully’s retail and wholesale business.

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RTD Coffee & Tea—According to Beverage Marketing Corporation, the RTD coffee and tea segments have grown rapidly in recent years with consumption of RTD coffee increasing by 23.0% and 10.4% in 2005 and 2006, respectively. RTD tea increased by 9.0% and 26.2% during the same periods according to Beverage Marketing Corporation.

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Smoothies—The U.S. smoothie market reached $2.0 billion in 2006, reflecting a 15.8% CAGR since 2001, according to Mintel research. Approximately 95% of the smoothie market is made-to-order smoothies, served in restaurants and foodservice locations according to Mintel.

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Energy Drinks / Bottled Water—Energy drinks and bottled water segments reached $1.1 billion and $6.3 billion in sales in 2005, according to Mintel research. These two categories have seen very strong growth, led by the relatively new energy drink market. According to Beverage Marketing Corporation, volume consumption of energy drinks increased 49.1% in 2006, following an 80.5% increase in 2005. Bottled water consumption has benefited from the trend towards healthier products and this market segment now represents the second most consumed liquid refreshment behind carbonated soft drinks according to Beverage Marketing Corporation.

Our Competitive Strengths

Our goal is to make our gourmet coffees and genuine community coffeehouse experience the first choice for consumers in our markets. To achieve this objective, we intend to leverage the following strengths:

We hand-craft roast and sell world-class gourmet coffees. We are passionate about providing our customers with the best gourmet coffees. We roast millions of pounds of the highest grade Arabica coffee beans annually, in small batches of approximately 200 pounds each. Our proprietary recipes and roasting methods provide superior quality. We customize each batch of coffee to produce rich and flavorful profiles without the bitterness associated with some premium coffees. Currently, we sell dozens of different proprietary coffee blends and three varietal coffees (which are single origin coffees from growers in Colombia, Guatemala and Sumatra). We also offer super-premium special lot and estate coffees in our retail stores. Our long-term relationships with coffee growers and brokers help us procure the highest quality Arabica green coffee from around the world.

Our barista bars set us apart from our competitors. We believe our barista bars offer the best selection of hand-crafted beverages in the business. In addition to our hot and cold coffee and espresso-based drinks, our hand-crafted barista bar beverages include teas, yerba mate, chai, Bellaccino blended beverages, fruit–based beverages (such as smoothies), ice cream shakes and hot cocoa. Our customers can custom order their drinks using fresh Tully’s espresso, Ghirardelli chocolate, premium flavor extracts, and dairy and soy milk. We offer both everyday favorites like lattes, mochas and Americanos, and featured seasonal drinks such as pumpkin spice Bellaccinos and orange granache mochas. All barista bar beverages are made-to-order by our highly trained baristas.

We address all day-parts with our barista beverages, foods, snacks, desserts and bottled beverages. Our fresh, made-to-order hot and cold barista beverages and our broad selection of ready-to-go foods, snacks and bottled beverages appeal to our customers throughout the day. We offer fresh, pre-packaged salads and sandwiches; healthy grab-and-go snacks such as nuts, trail mixes, and dried fruit; chocolates and other confections; and bottled beverages such as soda, waters, energy drinks, teas, and our Bellaccino bottled beverage. These offerings make our coffeehouses an attractive destination during the day and into the evening. We feature best-in-class products, such as Ghirardelli chocolates, Dean & Deluca snacks, Guayaki yerba mates, and fresh baked goods, salads and sandwiches from local, artisan bakeries to reinforce our gourmet brand image.

We keep Tully’s exciting by regularly introducing new products in our existing categories. Our merchandising strategy allows us to leverage beverages and food items within our product families to efficiently offer new products that keep existing customers enthusiastic and attract new customers to our coffeehouses. This approach results in a shorter period from development to launch of new products. For example, in the autumn we introduced a family of pumpkin spice beverages in our barista bar product family at the same time we introduced a special pumpkin spice cake and pastry in our food product family. This merchandising strategy carries through to our wholesale business, typified by the launch of our Bellaccino bottled beverage as an extension of our Bellaccino blended beverage, the introduction of Tully’s gourmet coffees in single serve K-Cups, and the periodic introduction of new coffees and new coffee packaging to meet specific customer needs and taste preferences.

We provide a genuine community coffeehouse experience for our customers. We believe that the Tully’s genuine community coffeehouse experience differentiates us from our competitors. The Tully’s experience is about friendly, personalized service in an upscale and relaxing environment, where customers enjoy comfortable seating, large community tables, soft music and free Wi-Fi Internet access while savoring Tully’s products. We strive to develop a genuine personal relationship with our customers and their communities by supporting community events, and local schools and charitable organizations, and by making our stores into neighborhood gathering places. Our “pay it forward” philosophy involves empowering our store managers to become part of their local communities by providing complimentary coffee for community activities, helping non-profit organizations raise money, and publicizing community events. Each store manager is provided a budget to develop these community building relationships. At the corporate level, we partner with charitable organizations and support their fundraising activities. For example, we help raise funds to support a number of childrens’ health organizations, breast cancer research, and university scholarship funds. We believe our commitment to the community strengthens our relationship with our employees and our customers.

Our standardized model stores are easy and economical to build. Our trade dress and modular components enable us to efficiently design and construct stores based on our 1,200 - 1,400 square foot model in a variety of traditional sites and special venues. Based on past experience, we believe a new company-operated store typically will require a capital investment by Tully’s in the range of $300,000 to $400,000, depending on store type, size and location. We customize each store based on the location’s demographic profile and traffic patterns. This facilitates effective new store development and makes Tully’s an attractive franchising opportunity.

We have a substantial and rapidly growing wholesale business. Our hand-craft roasted coffees are currently available to customers through approximately 4,000 grocery stores, including Safeway, Kroger and Albertsons. We also supply our coffee through foodservice and office coffee service channels in the western United States. The introduction of Tully’s Bellaccino bottled beverages in late 2006 is expanding the Tully’s brand to other retailers and consumers. Our launch of Tully’s single serve K-Cups in 2006 has introduced our brand and coffees outside our core geographic markets, including the east and southeast. Our success in the wholesale market, including areas where we currently have no retail presence, has demonstrated the strength of our brand and appeal of our products. Sales from our wholesale business grew approximately 309% from $5.1 million in Fiscal 2002 to $20.9 million in Fiscal 2007, representing a CAGR over this period of approximately 33%.

We have strengthened our management team with two key executives with substantial retail experience. Our President and CEO, John Buller, joined our management team in 2006 after having served on our board for two years. John Buller has over 30 years of retail experience in brand-building, training and merchandising. Dana Pratt, our Vice President of Retail Operations, who also joined us in 2006, has over ten years of multi-unit retail operations experience. These individuals have strengthened our seasoned wholesale, marketing, supply chain and finance leadership team.

Our Growth Strategy

We have significant growth opportunities in our business, which we intend to pursue by implementing the following strategies:

Accelerate new store development using our enhanced unit economic model. We plan to open between 30 and 40 company-operated retail stores within the next 12 months and, subject to our ability to secure sufficient additional capital, up to a comparable or greater number in the following year. Over the last 12 months we have invested significant time and resources to capture the characteristics of our better performing stores in our new store model. Our goal is for new stores based on our 1,200 - 1,400 square foot model store to generate average annual unit volumes of approximately $650,000 after 24 months of operations. The top 25% of our retail stores operating all of Fiscal 2007, which largely reflect elements present in our new store model, produced an average unit volume of $648,000.

Implement our improved site selection methodology. Substantial management resources have been devoted to improving our site selection process. New stores will be located primarily in existing and adjacent geographic markets that we believe are under-served, offer substantial opportunities for new locations, and will welcome Tully’s as a distinctive alternative to Starbucks. Our site selection strategy targets high-traffic urban and suburban locations. Ideally, new stores will be highly visible, easy to access, feature ample parking and offer drive-thru service. Most new stores will be open seven days a week and at least 12 hours per day.

Drive comparable store sales growth by executing on our fundamental retail strategies. We intend to drive comparable store sales and average unit volume growth by executing on our fundamental retail strategies to increase store traffic and average transaction size. Over the past year, we implemented a set of core improvements to our retail operations, which we believe was a key factor in driving comparable store sales increases in our last four fiscal quarters, including the last three fiscal quarters of Fiscal 2007 of 4.1%, 7.0%, and 7.1%, and 9.5% in the First Quarter Fiscal 2008. For Fiscal 2008, we are targeting comparable store sale increases in the range of 4% to 8%.

Leverage our existing infrastructure to drive margin improvement. We believe there are opportunities to leverage our retail infrastructure and operating costs, our management and administrative infrastructure and our production operations. We believe that our retail store infrastructure and staff can support significantly higher levels of per-store sales with minimal increases in variable cost. During the past year, we have focused on improving our operating procedures to increase store efficiencies. As we grow, we will be able to leverage our management and administrative infrastructure, and exercise greater control over product costs. We also will be able to leverage fixed costs through our existing roasting facility and packaging operations, which have significant additional capacity to support our growth plans. We will continue to evaluate store performance, and close stores that do not meet our criteria.

Expand our wholesale business. We expect to expand the geographic reach and penetration of our products in wholesale markets by adding new grocery stores and distributors in the office coffee and foodservice channels. In addition to expanding our wholesale footprint, we expect to increase our sales in the wholesale channel by continuing to roll-out new Tully’s products, such as single serve Tully’s K-Cups and our Bellaccino bottled beverages. Because our wholesale division supplies coffee and other products to our franchisees, expansion of our franchise operations would benefit our wholesale business as well.

Execute our franchising strategy to expand our geographic footprint. Our franchising strategy focuses on adding franchised stores in market areas and venues that complement our company-operated stores. We have used franchising to extend our presence in special venues, such as grocery stores, airports, hotels and university campuses. We also are pursuing multi-unit area agreements with experienced, well-capitalized franchisees, to open Tully’s coffeehouses in markets not targeted for development directly by us. We have implemented this approach successfully in the Idaho market, where our area developer has opened four franchised stores (since the November 2006 inception of our franchising arrangement) and has additional stores under development.

Leverage international opportunities. Our international growth strategy emphasizes joint ventures and licensing relationships with companies situated in promising foreign markets, and sales of coffee and other products to those partners. We believe the success of our former licensee, TCJ, demonstrates the broader opportunity available to us in foreign markets.

Our Retail and Franchising Businesses

As of July 1, 2007, we had 90 company-operated retail stores and 41 franchised retail stores in Washington, California, Arizona, Oregon, and Idaho. Our stores are located in a variety of high–traffic urban and suburban neighborhoods, and in the Seattle and San Francisco central business districts. We also operate or franchise smaller footprint stores in special venues, such as within the premises of manufacturing facilities, and kiosks and cafes that are located in grocery stores, hotels, hospitals and airports and on university campuses.

Menu and Products

Our beverage and food offerings are built around core product families that enable us to introduce new items that appeal to a broad range of customers, at different day-parts, to suit different geographic markets and climates. Our product families are as follows:

Barista Bar Beverages—We believe that our barista bars offer the best selection of hand-crafted beverages in the business. These offerings include:

•	Drip Coffees—Daily selections of Tully’s drip coffee, brewed fresh during the day, served by the cup or in “to go” decanters for group events

•	Espresso Beverages—Latte, cappuccino, mocha, and café Americano

•	Teas—Black, green, and herbal teas, and chai, served hot or cold

•	Smoothies and Fruit Beverages—Fruit- and tea-based blended beverages, such as smoothies and blends

•	Bellaccino—Bellaccino blended beverages, made with our proprietary Bellaccino mix, ice and flavors like fresh Tully’s espresso, Ghirardelli chocolate, fruit, and Guayaki yerba mate

•	Ice Cream shakes—Real hand-made milk shakes featuring fresh espresso

•	Yerba mate—Yerba mate-based lattes and blended beverages

Baked Goods and Foods—Our selection of food offerings changes based on the time of day. We offer freshly baked pastries and muffins during the morning, and pre-packaged sandwiches and salads from mid-morning through the remainder of the day. We are currently testing hot breakfast and lunch sandwiches as an expansion to these offerings. Cookies, cakes, ice cream and other desserts are featured during the afternoon and evening.

“Grab-and-Go” Snacks and Chocolate—We offer conveniently sized packages of nuts, trail mixes, dried berries, and other snacks, and gourmet chocolates, from brands like Ghirardelli and Dean & Deluca, for snacking and impulse buys throughout the day.

Specialty Beverages—We stock a range of specialty beverages in our cold cases, including our Bellaccino bottled beverages, juices, waters, soda and energy drinks.

Coffee and Tea for Home Enjoyment—We sell our freshly roasted gourmet coffees, including special “limited edition” coffees, and a selection of leading gourmet teas, in each case for home consumption.

Brewing equipment and accessories—We sell brewing equipment and accessories from leading manufacturers, including French presses, Keurig K-Cup brewing systems and Tully’s K-Cups, espresso machines, mugs and coffee grinders.

Our Coffeehouses

Coffeehouse Design and Appearance

Our coffeehouses are characterized by our warm color scheme, high quality finishes, easy-to-read menu board and enticing product images. Our coffeehouses typically feature soft music and lighting; a “children’s corner” with kid-sized furniture, books and toys; comfortable sofas and chairs; and space dedicated to larger tables. Many of our coffeehouses have a fireplace that adds to the warm and relaxed atmosphere. We seek to make each location comfortable and inviting for individuals and larger groups. We believe that our coffeehouse design reinforces our upscale brand image.

In addition, most of our company-operated stores and some franchised stores, offer free Wi-Fi Internet to our customers. Wi-Fi provides our customers a convenient way to check e-mail and “surf the web” while enjoying our beverages and food offerings in the comfort of a Tully’s coffeehouse.

Company-Operated Retail Store Development and Operation

Our goal is to generate attractive returns on our invested capital by opening and operating new coffeehouses with compelling store-level economics.

Expansion Plans. We plan to open between 30 and 40 company-operated retail stores within the next 12 months and, subject to our ability to secure sufficient additional capital, up to a comparable or greater number in the following year. These new stores would be located primarily in urban and suburban neighborhoods in our existing and adjacent geographic markets along the West Coast. Our most significant metropolitan markets are greater Seattle and San Francisco, where we estimate there is the potential to add a significant number of new stores during the next several years. We have only five stores in Southern California, which we believe is an attractive growth market.

New Site Selection Criteria. Our site selection strategy targets high-traffic urban and suburban locations. Ideally, new stores will be highly visible, easy-to-access, feature ample parking and offer drive-thru service. Most new stores will be open seven days a week, at least 12 hours per day. Potential sites are identified through broker referrals, lessor inquiries, and our real estate and retail operations personnel. We assess potential sites on the basis of trade area demographics, local traffic patterns, nearby competition, and proximity of nearby retail, office and residential tenants. Prior to signing or renewing a lease, each site recommended by our real estate and store operations departments requires final approval by our CEO and CFO.

Store-Level Economics. Generating compelling store-level economics is critical to both our company-operated retail and franchising operations. Based on past experience, we believe a new store typically will require a capital investment by Tully’s in the range of $300,000 to $400,000, depending on store type, size and location. We may finance certain portions of our store-level capital expenditures through operating or capital leases. Generally, we lease the real property, although we will consider opportunities for purchase of a site that can be developed for a sale and leaseback. Our goal is for new coffeehouses based on our 1,200 - 1,400 square foot model store to generate average annual unit volumes of approximately $650,000 after 24 months of operations. The top 25% of our retail stores operating all of Fiscal 2007, most of which incorporated many of the site selection criteria described above (other than drive-thru service), produced an average unit volume of $648,000. Overall, our stores generated an average volume in Fiscal 2007 of approximately $432,000.

Store Venues. We operate stores in several types of venues and configurations. Our model store is approximately 1,200 - 1,400 square feet, a size that allows us to satisfy both the rushed, grab-and-go customer and the relaxed patron. We can configure our store footprint to the thru-put needs of a given venue and its site characteristics and will include a drive-thru window where possible.

•	Free-standing neighborhood stores are located in urban and suburban neighborhoods.

•	Lifestyle center-and shopping center-based stores are stores that are generally located on “end caps” or as a freestanding location within a neighborhood or regional shopping center.

•	Arterial drive-thru stores are stores on a high traffic street or arterial, featuring drive-thru service.

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Special venue stores are coffeehouses located within captive environments with large numbers of potential customers within the controlled premises. Often, these will be smaller footprint stores. Examples include the stores located within hotels, hospitals and manufacturing facilities.

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Central business district and office tower stores are stores that are generally located in the entrance lobby or food court of an office or commercial building in a downtown business district. These often have shorter hours or fewer days of operation per week and often these will be smaller footprint stores.

New Store Construction and Opening. Our experienced design and construction staff is responsible for construction of our stores on budget and on time. We work with outside architects and preferred general contractors. By using our own design and construction group, we believe we are able to more efficiently fit our model store to the premises and retain control over the cost and timing of the construction process. We provide pre-opening training in nearby Tully’s stores for new store employees, and draw personnel from other stores to support the opening. We also provide localized marketing support in connection with opening new stores.

Retail Store Operations. Each of our coffeehouses is managed by a store manager, who is usually supported by an assistant manager or lead barista, with a total staff of approximately ten employees in each coffeehouse. Each manager is responsible for the day-to-day operations of that store, including hiring, training and development of personnel, local store marketing and store operating results. We also employ district managers, who are responsible for overseeing the operations of between 10 – 15 stores, who report to our vice president of retail. Our store operations are supported by field training personnel and by central office support experts in accounting, human resources, loss prevention, legal, merchandising and information technology.

We use a variety of operational audit practices to enforce our high standards for quality in all aspects of our store operations. These practices include audits by district managers of beverage quality, facility maintenance, cleanliness, cash-handling procedures and other operational standards for the coffeehouses they oversee. We have established an online service (www.telltullys.com) that enables customers to share their comments with us on a near real-time basis. This information is regularly shared with store personnel and district managers, to celebrate excellence and to take action on any areas of concern. If a customer gives a negative rating, the district manager is promptly notified by telltullys.com and the customer will receive a follow-up call or email from the district manager.

Retail Store Development—Franchising

Our franchising strategy focuses on adding franchised stores in market areas and venues that complement our company-operated stores. We have used franchising to extend our presence through smaller footprint stores in special venues, such as within the premises of manufacturing facilities, and kiosks and cafes that are located in grocery stores, hotels, hospitals and airports and on university campuses. In November 2005 we established an area developer for Idaho, who now operates four stores and has additional stores under development. Franchising stores in the domestic market offers the potential for accelerated growth with minimal capital investment from Tully’s. The franchisee is responsible for all of the capital expenditures associated with the store, although we usually support the construction, training and start-up of new franchised stores to ensure consistency with company-operated stores.

Grocery Cafes—Albertsons and the Fred Meyer and Fry’s Food and Drug divisions of Kroger operate franchised Tully’s cafes in select stores. We believe that grocery cafes complement our wholesale business by supporting the marketing and sales of our whole bean and ground coffees in these grocery stores and benefit our retail business by introducing grocery store customers to our brand and great barista bar beverages.

Other Special Venues—We have franchised stores in a variety of special venues, such as universities, airports, and hotels, that have high volume captive audiences and where the location is owned, licensed or managed by a third party. These stores include quick grab-and-go kiosks, coffee bars and full service stores. Our franchisees currently operate stores in the Seattle/Tacoma and Burbank, California airports, Hilton hotels in Washington and California, and at universities in California and Washington, among other locations.

Area Developers—We plan to focus on an area development approach for our future franchising activities, although we will consider single store franchises in circumstances involving special venues. Under an area developer approach, the area developer agrees to develop a specified number of units in a geographic territory and obtains certain rights to that territory. We will consider geographic, marketplace, branding, venue, strategic and financial factors when evaluating new area development opportunities.

Retail Marketing

We believe that our loyal customers are our most important marketing assets. Our focus on providing our customers with a genuine community coffeehouse experience is designed to transform our customers into “Tully’s evangelists.” These customers are our brand advocates and, through word-of-mouth, promote our products and share the Tully’s genuine community coffeehouse experience with their friends and colleagues.

We employ marketing strategies to increase brand awareness, encourage trial and repeat purchases by educating potential customers about our hand-craft roasted coffees and other beverage and food offerings, and promote our genuine community coffeehouse experience. We employ a variety of marketing tools that are tailored to the specific needs of particular markets or coffeehouses, including:

•	Point-of-sale signage and our menu boards, which encourage existing customers to try new products and seasonal offerings;

•	Promotions and local store marketing, including coupons and special offer books, which allow us to alert our customers to new products and seasonal offerings;

•	Community initiatives and sponsorships, which generate favorable publicity and help create and sustain the relationship between our coffeehouses and the surrounding neighborhoods;

•	Special private label products for affinity groups, such as distinctively packaged coffees for the University of Washington (“Husky Blend”) and Washington State University (“Crimson Roast”);

•	The “Tully’s Insider,” a quarterly newsletter distributed through our coffeehouses and by direct mail that contains information about new products, people, stores and services; and

•	Postings on our website, www.tullys.com, which is a cost-effective method to reach potential new customers and encourage repeat visits from existing customers.

We periodically supplement these marketing initiatives with selective print and radio advertising through local radio, newspapers and other publications to attract new customers within a particular market and to promote special and seasonal product offerings.

We offer our customers the Tully’s Coffee Card™, a stored-value payment card that serves as a convenient way to purchase our products and as an easy gift item. It is available at all company-operated Tully’s stores and select franchised stores. In Fiscal 2007, we expanded the features of the Tully’s Coffee Card to include a loyalty program that provides customer rewards for use of the card, and we enabled online purchase, registration and reloading of cards for customers at www.mytullyscard.com. Business and nonprofit enterprises may purchase Tully’s Coffee Cards in bulk and co-label them for use as incentives or rewards for customers, employees and supporters.

Our Wholesale Business

Tully’s sells gourmet whole bean and ground coffees, our Bellaccino bottled beverages and single serve Tully’s K-Cups through the wholesale channel. We sell our products to approximately 4,000 grocery locations, as well as to office coffee services and foodservice channels in the western United States and the Chicago metropolitan area. We also offer many of our products through mail-order and Internet channels.

Products

Our product offerings in the wholesale channel include:

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Coffee—We offer our hand-crafted ground and whole bean coffees in a variety of packages and bulk-bin grocery formats. We currently offer 37 varietal coffees and three blends through our wholesale channels. Different package sizes and types are made to fit the specific usage requirements of grocery store customers and for foodservice, hotel in-room, and office coffee service use.

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Bellaccino bottled beverages—We launched our Bellaccino bottled coffee beverage line in August 2006. Our Bellaccino beverages are produced to our specifications using freshly brewed Tully’s coffee, milk and other ingredients. We currently offer Bellaccino in coffee, vanilla, and mocha flavors.

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Tully’s K-Cups—In February 2006, we commenced sales of Tully’s coffee in single serve packages called “K-Cups,” which are used in special proprietary coffee brewing equipment manufactured by Keurig. We produce K-Cups under license from Keurig. We currently offer 12 different coffee roasts and blends in our K-Cup packages.

Distribution Channels

We distribute and sell our products through a variety of wholesale channels, including the following:

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Grocery—Our existing customers in this channel include Albertsons, Kroger, Safeway, regional chains and independent operators, drug stores, and the grocery distributors who serve them. Although we have substantial market presence within the supermarkets in the western United States, we have not begun to distribute our products through discount retailers and warehouse clubs in this market. We also believe that substantial opportunities exist to increase sales of Tully’s products to our current grocery customers through expanded product assortments, enhanced displays and other marketing strategies. For example, we have launched our Bellaccino bottled beverages in the Pacific Northwest and Alaska and see an opportunity to expand distribution of this product throughout the West Coast. We currently are evaluating opportunities with other national and regional grocery retailers to broaden our geographic reach.

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Institutional foodservice distributors—In the institutional foodservice channel, our primary distribution strategy is to work with foodservice and beverage distribution companies. These distributors generally supply institutional customers such as restaurants, universities, sports and entertainment facilities, and our franchisees with Tully’s products and equipment as part of the distributors’ broader service offering.

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Office coffee services—This segment includes national and regional suppliers of coffee to offices and other workplaces. Our launch of Tully’s K-Cups has introduced us to new office coffee services in the eastern and southern United States and we expect many of these distributors will add other Tully’s products to their product mix.

Wholesale Marketing

Tully’s wholesale business provides opportunities for coffee consumers to experience our coffees outside our coffeehouses and reinforces the Tully’s genuine community coffeehouse experience with our existing customers. In the grocery channel, Tully’s provides marketing support through promotional allowances and discounts in support of special price offerings to the grocers’ customers and through cooperative advertising and other marketing funds. We also make use of other marketing approaches, such as direct mail, to support wholesale customers, co-sponsor trade shows and consumer events with our wholesale customers, and provide special displays and in-store demonstrations and sampling. Our franchised grocery cafes also support our in-store promotional displays and merchandising efforts. We offer logo-bearing coffee cups and accessories and point-of-use signage to wholesale customers. We believe our retail marketing programs also benefit our wholesale business.

Coffee Roasting and Supply Chain Operations

Coffee Purchasing

Only the highest grade Arabica coffee beans can produce the flavor and richness of Tully’s coffee. Since our founding, we have worked hard to gain access to some of the highest quality green coffee beans from the finest estates and growing regions around the world. Many of our coffees contain green beans from Central America and South America, and we also purchase coffees from Asia, Africa, Mexico and Hawaii. Our long-term relationships with coffee growers and brokers help us procure the highest quality Arabica green coffee from around the world.

We sample every lot of coffee before and after we make a purchase. This process protects our quality standard by assuring consistent flavor and other taste characteristics in our coffees.

We generally turn our inventory of green coffee beans several times annually. Unlike roasted coffee beans, green coffee beans are not highly perishable. We generally carry approximately $800,000 to $1.5 million of green coffee beans in inventory. If Arabica coffee beans from a region become unavailable or prohibitively expensive, we may discontinue particular coffee types and blends or substitute coffee beans from other regions in our blends. We mitigate the risks associated by fluctuations in coffee prices by entering into fixed price commitments for a portion of our unroasted coffee requirements.

Roasting and Packaging

We believe that the combination of hand-craft roasting and automated packaging results in the production of superior coffee that can be sold at prices that are competitive with the products of other specialty coffee companies.

Tully’s roasts coffee to exacting specifications at our roasting plant in Seattle, Washington. We employ a roasting process that varies based upon the unique characteristics of the coffee beans being roasted. Each batch is roasted by hand under the close supervision of skilled master roasters, to maximize the flavor characteristics and other qualities of the beans. Our roasting equipment uses classic small-batch cast iron roasting drums, which serve to more evenly apply heat to the coffee beans and avoid the burning and bean breakage suffered by some competing brands. Our master roasters use their experience and senses—sight, sound, taste and smell—to monitor the roasting process and optimize the flavor and potential of our beans. All of our roasters undergo an apprenticeship program to learn our roasting methods and to gain the skills necessary to roast coffee at Tully’s. Frequently during the day, coffee is “cupped” to ensure it is meeting our quality standards.

After roasting, our coffee is conveyed to the packaging area where it is packed in ground or whole bean form. Our coffee packaging is intended to communicate the gourmet quality of the product contained in the package. We pack our coffees in several different specialized package formats and in a range of package sizes. This enables us to develop products to specifically fit the needs of particular customer segments and serving equipment. We believe that our packaging technology enables us to efficiently deliver high quality products and to increase production volumes to meet the needs of our growing retail and wholesale businesses.

Coffee is roasted daily and is promptly packaged to preserve its freshness. Production inventory levels and coffee date codes are carefully monitored to maintain fresh coffee stocks in our roasting facility and at our retail stores. This also allows us to maintain our exacting freshness standards to minimize the time between roasting and delivery to our customers.

Purchasing and Distribution of Non-Coffee Goods

Tully’s purchases non-coffee merchandise, equipment, fixtures and supplies for retail store locations, from a number of vendors. The materials are purchased on an as-needed basis. Some materials and items are distributed through Tully’s roasting plant and warehouse facility, while the suppliers deliver other items directly to our retail stores. Teas, dairy products, juices, bakery goods and accessories are also purchased from various vendors. Our ice cream and Bellaccino blended drink bases are produced by third parties to our proprietary specifications. Perishable goods like dairy and bakery products are sourced from local artisan bakeries and dairies to ensure fresh quality products.

Employees

As of April 1, 2007, we employed approximately 1,000 people, with approximately 900 employed in retail stores and regional retail operations. Our wholesale team consists of approximately 20 professionals with significant experience serving the grocery, foodservice and office coffee service channels. Approximately 90 employees work in our administrative, franchisee support, roasting and distribution operations.

We have a tiered benefits program to provide increased levels of benefits as the length of employment and numbers of hours worked increases. Employees working between 17.5 and 24 hours are eligible for sick pay, a limited medical/dental program, and other benefits. Employees who work at least 24 hours per week are eligible for vacation, holidays, medical and dental insurance and other benefits. Store managers, district managers, and wholesale sales personnel participate in incentive pay programs tied to various performance criteria. Bonuses for store and district managers are based upon coffeehouse sales, profit and customer service standards. Because of our commitment to customer service, if a store or district manager’s score in customer service is below the required minimum, no bonus is given regardless of the score in other areas. Most employees receive discounts on their purchases of beverages and merchandise in our stores. None of our employees are represented by a labor union and management anticipates this will continue to be the case. Tully’s believes that its current relations with employees are satisfactory.

We believe that training and developing our coffeehouse employees and retail managers is essential to fulfilling our mission of creating the Tully’s genuine community coffeehouse experience for our customers. Delivering superior, personalized customer service reflects the soul of who we are as a company. We have specific in-store and classroom training requirements for all new retail store employees. Our “Tully’s University” training program provides our more experienced employees with advanced training in coffee history and our roasting techniques, beverage preparation, cash handling, cash register and paperwork procedures, sales techniques, and customer service. We also provide advanced training programs for our store and district managers, and “train the trainers” programs for our training staff.

To promote operational and cultural consistency with company-operated stores, we require our franchisees to undergo similar training before opening their first coffeehouse and to provide ongoing classroom and in-store training to their coffeehouse employees. Employees at franchised locations generally complete a certification process that is comparable to the program that we offer to our coffeehouse employees.

Competition

With the exception of Starbucks, which leads the retail specialty coffee segment, the industry is highly fragmented and contains no other company with a strong national brand. In addition to Starbucks, on the retail level we compete with regional coffeehouses, such as Coffee Bean & Tea Leaf and Peet’s Coffee & Tea, as well as numerous local coffee shops, convenience stores, restaurants, street vendors and, to a certain degree, quick service restaurants such as McDonalds and Krispy Kreme. As we continue to expand geographically, we expect to encounter additional regional and local competitors, such as Caribou Coffee. In addition, consumers may choose non-coffee food and beverages offered by these and other competitors as alternatives to our offerings.

In the wholesale segment, we compete with both specialty coffee roasters, such as Starbucks and Peets, and large foodservices companies, such as Procter & Gamble, which distributes coffee under the Millstone® brand. Smaller local and regional brands also compete in the grocery and foodservice channels. In addition, we compete indirectly against all other coffee brands on the market, which may serve as substitutes for our gourmet whole bean and ground coffee. Tully’s must compete with many gourmet and lower quality coffee roasters and distributors (including those providing branded and private label coffees) for space on grocery shelves and for distribution by wholesale foodservice distributors. In the single serve category, the Tully’s K-Cup competes with other Keurig licensees and other single-cup coffee and tea delivery systems and brands.

We believe that our customers choose among coffeehouses based upon the quality and variety of the coffee and other products, store atmosphere and convenience, customer service and, to a lesser extent, price. Product quality and variety, price, and promotional and marketing initiatives are among the principal factors affecting competition in the wholesale segment.

In both the retail and wholesale segments, we expect the gourmet coffee market to become even more competitive, both within our primary geographic markets and in other regions of the United States, as regional companies expand and attempt to build brand awareness in new markets and as smaller participants are consolidated into larger competitors. We believe that there is an opportunity for many companies to compete in the gourmet coffee segment, and that the preferences and needs of consumers, owners of retail store buildings, coffee growers, coffee store employees, wholesale distributors and other constituents of the specialty coffee industry will support continued competition in this segment.

Trademarks and Other Intellectual Property Rights

We regard intellectual property and other proprietary rights as important to our success. We own several trademarks and service marks used on the products we sell and in connection with the services we provide that have been registered with the United States Patent and Trademark Office, including without limitation, Tully’s, the Tully’s logo, and Bellaccino. In addition, we have applications pending with the United States Patent and Trademark Office for a number of additional trademarks and service marks we use or intend to use to distinguish our products and services in the marketplace from those of our competitors. We also own registered trademarks and service marks used on the products we sell and in connection with the services we provide in some foreign jurisdictions and have filed additional applications for trademark and service mark protection in various foreign jurisdictions. The duration of trademark registrations varies from country to country. However, trademarks are generally valid and may be renewed indefinitely as long as they are in use and/or their registrations are properly maintained.

In addition to registered and pending trademarks and service marks, we consider the packaging for our coffee and the appearance of our trade dress (for example, the interior of our stores) to be strong identifiers of our brand. Although we consider our packaging and store design to be essential to our brand identity, and we have registered certain of our product package trade dress with the United States Patent and Trademark Office, in most cases we have not applied to register these trademarks and trade dress, and thus cannot rely on the legal protections afforded by trademark registration.

We also own numerous copyrights for items such as product packaging, promotional materials, in-store graphics and training materials, although we have not sought to register these copyrights with the United States Copyright Office.

We also have registered and maintain a number of Internet domain names, including “Tullys.com.” We consider our roasting methods and coffee blend recipes proprietary and seek to maintain them as trade secrets. We hold no patents.

Our ability to differentiate our brand from those of our competitors depends, in part, on the strength and enforcement of our trademarks, service marks, and other intellectual property rights. We must constantly protect against any infringement by competitors. If a competitor infringes on our intellectual property rights, we may have to litigate to protect our rights, in which case, we may incur significant expenses and divert significant attention from our business operations.

Properties and Facilities

As of July 1, 2007, Tully’s operated ninety retail stores in the United States, all of which are located on property leased by or otherwise provided to us. Sixty-seven of these stores are located in Washington, twenty-two are in California, and one is in Idaho. We lease approximately 80,000 feet of office and warehouse space in Seattle, Washington, to house our headquarters, roasting plant and distribution facilities pursuant to a ten-year lease expiring May 2010 and subject to two five-year options to renew.

Government Regulation

Our coffee roasting operations and our retail stores are subject to various federal, state and local laws and regulations applicable to the foodservice industry, including:

•	land use, building and seating requirements;

•	environmental regulations;

•	food preparation requirements;

•	worker health and safety rules;

•	accommodations for the disabled;

•	minimum wage, overtime, and working condition requirements; and

•	anti-discrimination laws.

As a franchisor, we also are subject to Federal Trade Commission, or FTC, regulation and state laws that regulate the offer and sale of franchises. The FTC’s franchising regulations generally require us to provide prospective franchisees with a franchise offering circular containing certain prescribed information. In addition, several states regulate the offer and sale of franchises and require registration of the franchise offering with state authorities, and regulate the franchise relationship.

We believe that we are in compliance with all material laws and regulations that are applicable to us and that we have obtained all material licenses and permits that are required for the operation of our stores and our business.

Legal Proceedings

In April 2001, Tully’s granted UCC a license to establish and operate Tully’s specialty coffee stores, including a license to use Tully’s business names, trademarks and intellectual property rights for purposes of establishing and operating Tully’s stores, and to sell Tully’s coffee at wholesale, throughout most of Asia, excluding Japan. Since the license agreement was executed, UCC opened one Tully’s store, which it closed in 2004, and has neither established nor operated any other Tully’s stores nor engaged in wholesale sales of Tully’s products within the licensed territory. During the same period, Asia has been a strong growth market for specialty coffee companies. In November 2006, Tully’s notified UCC that the license agreement had terminated due to UCC’s breach for nonperformance.

On November 7, 2006, UCC filed a lawsuit in the United States District Court for the Western District of Washington seeking declaratory relief that UCC is not in breach of the license agreement, that Tully’s is in breach, and that UCC is entitled to enforce its alleged security interest as to certain of Tully’s assets that were subject to the license agreement (including Tully’s trademark rights in the licensed territories). The suit further seeks to enjoin Tully’s from taking any action to decrease the value of the license rights, prohibiting Tully’s from terminating the license agreement, and for attorneys’ fees and costs. In December 2006, Tully’s filed its response to UCC’s complaint, and asserted counterclaims against UCC including a request for a declaratory judgment that the license agreement is terminated and damages for UCC’s breach of contract and misrepresentations. Tully’s also seeks an award of pre-judgment interest, attorneys’ fees and costs.

The litigation is in the early stages of discovery and trial has been scheduled for April 7, 2008. We intend to vigorously defend against the claims by UCC and to prosecute our counterclaims, but this litigation is in its early stages and the ultimate outcome of the matter therefore is uncertain. It is not currently possible to estimate the additional impact, if any, that the ultimate resolution of this matter will have on Tully’s results of operations, financial position, or cash flows. Tully’s has included in “other operating expenses” the actual and estimated costs for the Company’s defense and for prosecution of its counterclaims (including $432,000 accrued at July 1, 2007) in the amount of $799,000 for Fiscal 2007.

In addition, from time to time, we become involved in various legal proceedings in the ordinary course of business, but are not currently a party to any other legal proceeding that we believe could have a material adverse effect on our financial position or results of operations.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information regarding our executive officers and directors as of the date of this prospectus:

Name	Age	Position with Tully’s	Director Since
Tom T. O’Keefe(1*)	53	Chairman of the Board	1992
John K. Buller	60	Chief Executive Officer, President and Director	2005
Kristopher S. Galvin	54	Executive Vice President and Chief Financial Officer
Mark E. DaCosta	40	Vice President of Wholesale Operations & Logistics
Ron Gai	50	Vice President of Sales
Andrew Mun	38	Vice President, Legal and Secretary
Rob Martin	40	Vice President of Merchandising and Production
Dana H. Pratt	46	Vice President of Retail Operations
Kathi Ainsworth-Jones(3*)	47	Director	2004
Marc Evanger(2)(3)(4)	52	Director	1999
John M. Fluke(1)(4*)	64	Director	2005
Lawrence L. Hood(1)(2*)(4)	48	Director	1994
Gregory A. Hubert(1)	56	Director	2004

(1)	Member of the Executive Committee
(2)	Member of the Nominating and Corporate Governance Committee
(3)	Member of the Compensation Committee
(4)	Member of the Audit Committee
*	Designates committee chair.

Tom T. O’Keefe—Chairman of the Board, Founder. Tom T. O’Keefe founded Tully’s in 1992 and has served as a director and chairman of the Board of Directors since that date. Mr. O’Keefe served as chief executive officer of Tully’s from 1992 until April 2001. Mr. O’Keefe is also president and chief executive officer of O’Keefe Development Corporation, a real estate development and investment firm he founded in 1986 after spending nine years as a broker with Coldwell Banker Commercial Real Estate Services, now known as CB Richard Ellis. Mr. O’Keefe and his wife Cathy have been actively involved in community organizations for over 25 years and their charitable efforts focus largely on the health, education and welfare of the children in our community. The O’Keefe’s were cofounders of the Patrons of Cystic Fibrosis and of the Juvenile Diabetes Foundation of Seattle guilds. The O’Keefe’s have chaired many fund-raisers for these and other similar entities that encompass grass roots campaigns to multi-million dollar earning galas. O’Keefe is presently serving as a board member to the Seattle Preparatory Academy, Virginia Mason Hospital, Juvenile Diabetes Guild of Seattle and is a Trustee of The Museum of Flight. O’Keefe formerly served as a board member or trustee for the Villa Academy, Pacific Northwest Ballet, Leukemia and Lymphoma Society, Cystic Fibrosis Foundation, Children’s Hospital and the Bellevue Boy’s and Girl’s Club.

John K. Buller—President and Chief Executive Officer and Director. Mr. Buller was appointed President and chief executive officer effective August 21, 2006. Mr. Buller was appointed to serve on Tully’s board of directors in March 2005 and was reelected by the shareholders in 2006. Prior to joining Tully’s as President, Mr. Buller served from May 2000 as the executive director of the University of Washington Alumni Association (UWAA) and Advancement Communications and as the associate vice president of alumni relations at the University of Washington in Seattle, Washington. Prior to his positions with the University of Washington, Mr. Buller was self-employed as a business consultant from 1996 to 2000, and served from 1986 to 1996 as senior vice president of sales promotion, marketing and public relations at The Bon Marche, a regional department store chain headquartered in Seattle, Washington (a subsidiary of Federated Department Stores), including serving for seven years as the head of the national marketing team for the Federated department store group.

Kristopher S. Galvin—Executive Vice President and Chief Financial Officer. Mr. Galvin joined Tully’s in February 2002 as vice president and chief financial officer and was named executive vice president in May 2004. From July 2004 to October 2004, he served as interim principal executive officer of Tully’s, and he served as secretary from February 2002 to April 2007. From 1995 to December 2001, Mr. Galvin served first as CFO for Deposit Payment Protection Systems, Inc. (a subsidiary of Deluxe Corporation) for five years and in 2001 became Vice President for Retail Product Management for a company spun-off from Deluxe Corporation, eFunds Corporation, which provides electronic payment and risk management services to major retailers and financial institutions. Previously, he was CFO of three Pacific Northwest retail chains—Pay’n Save Drug Stores (1984-1992), Seattle Lighting Fixture Co. (1992-1994) and Ballard Computer (1994-1995). During 1975 to 1984 he was a CPA with the audit practice of Price Waterhouse.

Mark DaCosta—Vice President, Wholesale Operations. Mr. DaCosta joined Tully’s in May 2005. Previously, he served Impact Sales, Inc., a grocery brokerage firm as Director of Retail Initiave from January to May 2005. Mr. DaCosta served United States Bakeries, a Seattle-based commercial bread bakery from 1993 to 2005, ultimately as a corporate account executive. From 1985 to 1993 he served in various roles in the grocery industry.

Ron Gai—Vice President, Wholesale Sales. Mr. Gai joined Tully’s as National Grocery Director in May 2002 and was promoted to vice president in April 2003. From 1975 to 2002, Mr. Gai served in various capacities with Gai’s Bakeries and Specialty Foods, operators of regional bakeries in the Pacific Northwest, and related entities, ultimately serving as director of trade development.

Rob Martin—Vice President, Marketing and Production. Mr. Martin joined Tully’s in January 2005. During the previous 15 years, Mr. Martin served in various roles with the Seattle Sonics and Seattle Storm professional sports organization, most recently serving as the vice president of marketing and served as president of the Sonics and Storm T.E.A.M. foundation (a non-profit organization) from 2000 to 2004.

Andrew Mun—Vice President, Legal and Secretary. Mr. Mun joined Tully’s in March 2007 and was appointed Tully’s corporate secretary in April 2007. From 2000 to March 2007, he served as general counsel and corporate secretary at Onvia, Inc., a provider of data intelligence for business. From 1996 to 2000, he was corporate counsel with Paccar, Inc.

Dana Pratt—Vice President, Retail Operations. Ms. Pratt joined Tully’s in June 2006. From 2002-2005 she served in management roles at Hollywood Entertainment-Game Crazy, a retailer of specialty games, serving in 2005 as regional manager for a Northern California division of more than 110 locations. From 1990-2002 she served in various retail management roles with Restoration Hardware, Williams-Sonoma, and Stickley Furniture. Prior to her career in retail, Ms. Pratt spent 10 years as a chef.

Kathi Ainsworth-Jones—Director. Ms. Ainsworth-Jones has served as the executive director and secretary for the Microsoft Alumni Network since 2003. In 2006, Ms. Ainsworth-Jones co-founded Conenza, a provider of alumni community platforms for Global 2000 enterprises, where she serves as managing director for sales, business development and support. From 1998 to 2003, Ms. Ainsworth-Jones served in human resources and operational roles including director of Human Resources with Aventail Corporation, a provider of SSL VPN technology and services. Prior to 1998, Ms. Ainsworth-Jones founded and served as president of KAJ Consulting (a provider of human resource and operations consulting services) and served, for over ten years, in management positions with two retailers, The Gap and Banana Republic. Ms. Ainsworth-Jones serves on the Board of Directors of the Microsoft Alumni Network, The Microsoft Alumni Network Giving Foundation, the Female Editorial Board for the Puget Sound Business Journal, The Washington Society of Association Executives, chairs The World-Wide Alumni Round Table, and is also active in many local charitable organizations such as Children’s Hospital and FareStart. Ms. Ainsworth-Jones was elected as a director at the 2004 Annual Meeting.

Marc Evanger—Director. Mr. Evanger served as interim president and chief executive officer of Tully’s from July 2001 through May 2002. Mr. Evanger has been a director of Tully’s since March 1999. From 1998 to

July 2001, Mr. Evanger served Tully’s as vice president of corporate planning and development, a part-time position. From 1984 to 1998, Mr. Evanger was with Quality Food Centers (QFC), a regional supermarket company, and served as senior vice president of finance and administration and chief financial officer from 1987 to 1998. From 1978 to 1984, Mr. Evanger was with Price Waterhouse. Mr. Evanger is currently a director of Car Toys, Inc. (a retailer of specialty automotive sound systems and cellular), Wireless Advocates, LLC (a retailer of cellular), Families Northwest, and the Boys & Girls Club of Bellevue and is active in other charitable and community activities.

John M. Fluke—Director. Mr. Fluke is chairman of Fluke Capital Management, L.P., (which he founded in 1976), and was Chairman and CEO of the John Fluke Manufacturing Co. until 1990. Mr. Fluke serves on the boards of PACCAR Inc. (audit committee financial expert and compensation committee chair) and CellCyte Genetics Corporation (lead independent director), and previously served on the boards of Cell Therapeutics, Primus International, and American Seafoods Group. Mr. Fluke is currently a trustee of the Museum of Flight, the Washington Policy Center and the Greater Seattle Chamber of Commerce (formerly serving as its chairman). He chairs the board of Junior Achievement of Washington and serves on three advisory boards for the University of Washington. He is also a past president of the Seattle Council of Boy Scouts of America and past chairman of the Washington State China Relations Council. Mr. Fluke has served as a director since March 2005.

Lawrence L. Hood—Director. Mr. Hood is CEO and president of Pacific Wealth Advisors (founded in January 2006) and founder (1993), CEO and president of Pacific Portfolio Consulting, L.P., (which is now a wholly owned subsidiary of Pacific Wealth Advisors). Prior to 1993, Mr. Hood was a principal in charge of the investment division of Kibble & Prentice, Inc. Mr. Hood serves as a director for Elliot Cove Capital Management and Pacific Wealth Advisors. Mr. Hood has served as a director of Tully’s since February 1994.

Gregory A. Hubert—Director. Mr. Hubert is president of Restaurant Development Company of America. Mr. Hubert has been owner-operator of Red Robin franchised restaurants since 1989 (currently four locations) and operates two franchised Johnny Carino’s Italian Restaurants. From 1978 to 1988, Mr. Hubert was employed by Red Robin International, an operator and franchisor of upscale hamburger restaurants, and ultimately served as its president. From 1973 to 1978, Mr. Hubert was a CPA with Price Waterhouse. Mr. Hubert serves as president of Gonzaga University Board of Regents and as trustee of Seattle Preparatory High School. Mr. Hubert was elected as a director at the 2004 Annual Meeting.

Corporate Governance

Independence

The board has determined that each of Messrs. Evanger, Fluke, Hood, and Hubert and Ms. Ainsworth-Jones is an independent director.

Board Committees

Audit Committee. The Audit Committee meets at least quarterly with Tully’s management and the independent registered public accounting firm to, among other things, review the results of the annual audit and quarterly reviews and discuss the financial statements, select and appoint the independent registered public accounting firm and receive and consider the independent registered public accounting firm’s comments as to controls, adequacy of staff and management performance and procedures in connection with audit and financial controls. The audit committee oversees the registered independent public accounting firm, including their independence and objectivity. However, the committee members are not acting as professional accountants or auditors, and their functions are not intended to duplicate or substitute for the activities of management and the registered independent public accounting firm. The audit committee is empowered to retain independent legal counsel and other advisors as it deems necessary or appropriate to assist the audit committee in fulfilling its responsibilities, and to approve the fees and other retention terms of the advisors. The Audit Committee is currently composed of Messrs. Fluke, Evanger and Hood. The board of directors has determined that Mr. Evanger qualifies as an “audit committee financial expert” as defined by the rules of the Securities and Exchange Commission and that each member of the audit committee has the “financial sophistication” required under the rules of the Nasdaq Global Market. The Audit Committee has a charter, a copy of which is included as an exhibit to the registration statement and is available to security holders on our web site at www.tullys.com.

Compensation Committee. The Compensation Committee periodically reviews and makes recommendations to the board of directors regarding the compensation and other benefits for our employees and officers, including reviewing and approving corporate goals and objectives relevant to the compensation of our executive officers in light of those goals and objectives, and recommending compensation for these officers based on those evaluations. Our Compensation Committee also administers and recommends grants under our stock option plans. The Compensation Committee is currently composed of Ms. Ainsworth-Jones (chair) and Mr. Evanger. Our executive officers typically make recommendations to the Compensation Committee regarding compensation to be paid to our employees and the size of stock option grants. The Compensation Committee has a charter, a copy of which is included as an exhibit to the registration statement and is available to security holders on our web site at www.tullys.com.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee recommends to the board of directors the nominees for election to the board by the shareholders, nominees to be appointed by the board of directors to fill vacancies on the board, and the directors to be selected for membership and to chair the committees of the board of directors. In addition, this committee addresses general corporate governance matters on behalf of the board of directors. The Nominating and Corporate Governance Committee is currently composed of Messrs. Hood (chair) and Evanger. The Nominating and Corporate Governance Committee has a charter, a copy of which is included as an exhibit to the registration statement and is available to security holders on our web site at www.tullys.com.

Executive Committee. The Executive Committee meets with management to review operating and strategic matters, and serves as a liaison between the board of directors and management. The Executive Committee is currently composed of Mr. O’Keefe (chair), Mr. Hood, Mr. Fluke, and Mr. Hubert. The Executive Committee has a charter, a copy of which is included as an exhibit to the registration statement and is available to security holders on our web site at www.tullys.com.

Code of Conduct and Ethics

Our board of directors has adopted a Code of Business Conduct and Ethics that establishes the standards of ethical conduct applicable to all directors of our company. The code addresses, among other things, conflicts of interest, compliance with disclosure controls and procedures and internal control over financial reporting, corporate opportunities and confidentiality requirements. The audit committee is responsible for applying and interpreting our code of conduct and ethics in situations where questions are presented to it. We have a separate code of business conduct that applies to all of our employees, including our executive officers, that sets forth similar guidelines. Our codes have been filed or are incorporated by reference as exhibits to the registration statement.

Compensation Committee Interlocks and Insider Participation

During Fiscal 2007, management compensation issues generally were reviewed and approved by the Compensation Committee, which was composed of Ms. Ainsworth-Jones, Mr. Evanger, and Mr. Hubert, all of whom are non employee directors. During Fiscal 2007, no executive officer of Tully’s served on the board of directors or compensation committee of another entity that had an executive officer serve on Tully’s board or its compensation committee. Mr. Evanger served as interim President and CEO of Tully’s from July 2001 to May 2002.

On November 1, 2002, we entered into a borrowing arrangement with KCL that was secured by substantially all of our assets. In connection with the KCL promissory note, warrants to purchase shares of Common Stock were issued to the guarantors of the KCL promissory note, including Mr. Evanger. In Fiscal 2006, we issued warrants to purchase 279 shares of Common Stock to Mr. Evanger. In August 2005, we repaid the KCL promissory note and terminated the guarantor agreements with the guarantors, including Mr. Evanger.

COMPENSATION DISCUSSION AND ANALYSIS

The primary goals of the Compensation Committee of our board of directors with respect to executive compensation are to attract, retain and motivate the most talented and dedicated executives possible, to tie annual and long-term cash and stock incentives to achievement of specified performance objectives, and to align executives’ incentives with stockholder value creation. To achieve these goals, the Compensation Committee intends to implement and maintain compensation plans that tie a substantial portion of executives’ overall compensation to key strategic goals such as increasing store count as well as other financial and operational performance, as measured by metrics such as net sales, comparable store sales, average unit volume, EBITDA and Adjusted EBITDA. The Compensation Committee evaluates individual executive performance with a goal of setting compensation at levels the committee believes are comparable with executives in other companies of similar size and stage of development operating in the retail food and beverage industry while taking into account our relative performance and our own strategic goals.

There are several elements of our executive compensation package. A significant portion of our overall compensation to officers is tied to company performance. The Compensation Committee believes that a portion of the total cash compensation for executive officers should be based on our success in meeting our short-term performance objectives and contributions by the executive officers that enable us to meet our long-term objectives, and has structured the executive compensation program to reflect this philosophy. This approach creates a direct incentive for executive officers to achieve desired short-term corporate goals that also further our long-term objectives, and places a portion of each executive officer’s annual compensation at risk. Stock option awards are designed to retain executive officers and to motivate them to enhance shareholder value by aligning the financial interests of executive officers with those of shareholders. We make stock option grants in an effort to encourage an ownership culture among our employees and to provide longer term performance and retention rewards.

Elements of Compensation

Executive compensation consists of following elements:

Base Salary. Base salaries for our executives are established based on the scope of their responsibilities, taking into account competitive market compensation paid by other companies for similar positions. Generally, we believe that executive base salaries should be targeted near the median of the range of salaries for executives in similar positions with similar responsibilities at comparable companies, in line with our compensation philosophy. Base salaries are reviewed generally once per year, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, contractual requirements, performance and experience, as well as the Company’s financial condition. During Fiscal 2004 and Fiscal 2005, when our operations continued to be negatively impacted from earlier years, we generally did not raise the base salaries of our executive officers. During Fiscal 2006, we devoted our capital resources to an expansion plan. Because we did not realize the benefits of this plan during that year, we again chose generally not to increase our executive officers’ base salaries. No base salary adjustments were made for our executives in Fiscal 2007. In the fourth quarter of Fiscal 2007, the Compensation Committee reviewed these factors for each executive officer and, effective for Fiscal 2008, increased the base salaries of certain executive officers as necessary to competitively compensate and retain them.

Incentive and Discretionary Bonus Plans. The Compensation Committee has the authority to develop and recommend to the board annual incentive bonus plan awards and to award discretionary annual bonuses to our executive officers. The Compensation Committee will continue to have the authority to award bonuses, set the terms and conditions of those bonuses and take all other actions necessary to administer the bonus program. These awards are intended to compensate officers for achieving financial and operational goals and for achieving individual annual performance objectives. These objectives vary depending on the individual executive, but relate generally to strategic factors such as retail sales proficiency and wholesale growth, and to financial factors such as raising capital, improving our results of operations and EBITDA growth. The particular performance criteria is not pre-determined for any given year. In Fiscal 2004 through Fiscal 2006, incentive bonus plans based on EBITDA targets were established but no awards were made because the targets were not achieved. No incentive bonus plan was established for Fiscal 2007. The Compensation Committee expects to establish an incentive bonus plan for our executive officers for Fiscal 2008.

The Compensation Committee may award a discretionary bonus to executive officers to reward outstanding personal achievement during the year. The actual amount of discretionary bonus is determined following a review of each executive’s individual performance and contribution to our strategic goals conducted during the first quarter of the subsequent fiscal year. The Compensation Committee has not fixed a maximum payout for any officers’ annual discretionary bonus. No discretionary bonuses were paid to our executive officers in Fiscal 2007 for Fiscal 2006, and no discretionary bonus will be paid in Fiscal 2008 for Fiscal 2007.

Stock Options. The Compensation Committee believes that periodic grants of stock options are a key component of our executive compensation program. Stock options are awarded by the Board of Directors to executive officers based on the executive’s responsibilities, and his or her actual historical contributions and anticipated future contributions to the attainment of our strategic goals.

Our stock option plan authorizes us to grant options to purchase shares of common stock to our employees, directors and consultants. Our Compensation Committee is the administrator of the stock option plan. Stock option grants are sometimes made at the commencement of employment or following a significant change in job responsibilities. The Compensation Committee reviews and approves stock option awards to executive officers based upon a review of competitive compensation data, its assessment of individual performance, a review of each executive’s existing long-term incentives, and retention considerations. Periodic stock option grants are made at the discretion of the Compensation Committee to eligible employees and, in appropriate circumstances, the Compensation Committee considers the recommendations of our president and chief executive officer, our executive vice president and chief financial officer, and our chairman. Periodic grants are made generally once per year for eligible employees. In Fiscal 2007, certain named executive officers were awarded stock options in the amounts indicated in the section entitled “Grants of Plan-Based Awards.” Stock options granted by us have an exercise price not less than the fair market value of our common stock on the date of grant, typically vest 33.33% per annum based upon continued employment over a three-year period, and generally expire ten years after the date of grant. Incentive stock options also include certain other terms necessary for compliance with the Internal Revenue Code of 1986, as amended (the “Code”).

Given the absence of an active market for our common stock, our board of directors, the members of which we believe had extensive business and finance experience, was required to estimate the fair value of our common stock at the time of each option grant. Our board of directors has considered objective and subjective factors in determining the value of our common stock at each option grant date, including the following factors: (1) contemporaneous valuation analysis using the income and market approaches; (2) the fact that the option grants involved illiquid securities; (3) contemporaneous, arms-length sales of common stock by us; and (4) the likelihood of achieving a liquidity event, such as an underwritten public offering or sale of the company, given prevailing market conditions. In addition to the factors identified above, our board engaged outside valuation advisors to assist in its estimate of the fair value of our common stock as of February 2007.

Other Compensation. The employment agreements of executive officers who are parties to such agreements will continue in their current form until such time as the Compensation Committee determines in its discretion that revisions to such agreements are advisable. In addition, consistent with our compensation philosophy, we intend to continue to maintain our current benefits and perquisites for our executive officers; however, the Compensation Committee in its discretion may revise, amend or add to the officer’s benefits and perquisites, which currently consist of a car allowance, if it deems it advisable. We believe these executive officer benefits and perquisites are currently lower than median competitive levels for comparable companies. We currently have no plans to change either the employment agreements (except as required by law or as required to clarify the benefits to which our executive officers are entitled as set forth herein) or levels of benefits and perquisites provided thereunder.

Compensation Committee’s Processes and Procedures for Consideration and Determination of Executive Compensation

The Compensation Committee oversees all of our executive compensation policies and decisions, including the administration and interpretation of our benefit plans, including the 2004 Stock Option Plan. The Compensation Committee also reviews and approves executive officer compensation, including, as applicable, salary, bonus and incentive compensation levels, equity compensation, severance arrangements, change-in-control agreements, special or supplemental benefits and other forms of executive officer compensation. The Committee periodically reviews regional and industry-wide compensation practices and trends to assess the adequacy and competitiveness of our compensation programs. The Committee’s membership is determined annually by the full board and includes only independent directors. The Committee meets as often as it deems appropriate, but not less frequently than annually, and also conducts business informally from time to time.

Role of Executive Officers in Compensation Process

The Compensation Committee also solicits appropriate input from our chairman, our president and chief executive officer and our chief financial officer regarding base salary and equity grants for our other executive officers and regarding the administration of our benefit plans.

External Advisors

The Compensation Committee has the authority to engage the services of outside advisors and purchase independent salary surveys to assist the Committee in fulfilling its duties. It did not do so in Fiscal 2007 except as described under “—Elements of Compensation—Stock Options.”

Employee Benefit Plans

Our employees, including our executive officers, are entitled to various employee benefits. These benefits include the following: medical and dental care plans; flexible spending accounts for healthcare; life, accidental death and dismemberment and disability insurance; employee assistance programs (confidential counseling); benefit advocacy counseling; a 401(k) plan; and paid time off.

401(k) Plan

During the fiscal year ended April 2, 2000, we adopted a 401(k) savings plan for employees. Eligible employees may contribute up to 20% of their salaries to the plan. Eligible employees are employees over the age of 18 who have been employed by Tully’s for six months. There is no mandatory match from Tully’s and no match was made for Fiscal 2007. Most plan administrative costs are paid by the 401(k) savings plan.

We do not have a policy requiring recovery of bonus payments or other compensation in the event that our performance measures or financial statements are restated or adjusted. For a description of the employment agreements executed by our executive officers and potential payments to them upon termination or a change in control of our company, see “—Employment Agreements and Employment Letters; Potential Payments Upon Termination or Change-in-Control.”

Section 162(m) Treatment Regarding Performance-Based Equity Awards

Section 162(m) of the Code limits the deductibility of certain compensation paid to the chief executive officer and the next four most highly compensated executive officers to the extent the compensation for any such individual exceeds one million dollars for the tax year. Compensation that qualifies as “performance-based” compensation is, however, exempt from the deductibility limitation. For compensation to qualify for the performance-based exemption, among other things, the performance goals must be determined by a compensation committee, which must be comprised solely of “outside directors” as defined for purposes of Section 162(m) of the Code, the material terms under which the compensation is to be paid must be disclosed to and approved by shareholders in a separate vote prior to payment, and the compensation must be paid solely on account of the attainment of pre-established, objective performance goals, as determined by a compensation committee. Our Compensation Committee intends to preserve the deductibility of compensation payable to our executives, although deductibility will be only one among a number of factors considered in determining appropriate levels or modes of compensation.

Section 409A of the Code

Section 409A of the Code imposes certain restrictions on amounts deferred under non-qualified deferred compensation plans and imposes a 20% excise tax on amounts that are subject to, but do not comply with, Section 409A. Section 409A of the Code includes a broad definition of non-qualified deferred compensation plans, which may extend to awards granted under the 2004 Stock Option Plan. The Internal Revenue Service, or IRS, has only recently finalized regulations describing the effect of Section 409A of the Code on the types of awards that were or may be issued pursuant to the stock option plan. Our failure to administer our stock option plan in accordance with Section 409A and the regulations promulgated thereunder could subject us to penalties and interest for failing to make required withholdings in connection with option grants that do not comply with 409A.

Summary Compensation Table

The following table sets forth information regarding compensation awarded or paid to, or earned by, the two individuals who served as our principal executive officer during portions of Fiscal 2007, our chief financial officer, our chairman and our three highest paid other executive officers in Fiscal 2007 (collectively, the “Named Executive Officers”).

SUMMARY COMPENSATION TABLE FOR FISCAL 2007

Name and principal position	Year	Salary ($)	Bonus ($)	Option Awards ($)(8)	All Other Compensation ($)	Total ($)
John K. Buller Chief Executive Officer and President(1)	2007	$123,077	—	$215,349	$4,875	$127,952
Kristopher S. Galvin Chief Financial Officer and Executive Vice President(2)	2007	175,000	—	12,086	7,200	182,200
Tom T. O’Keefe Founder and Chairman of the Board(3)	2007	105,911	—	—	9,000	114,911
Ronald Gai Vice President of Sales(4)	2007	125,000	—	7,804	7,200	132,200
Robert Martin Vice President of Merchandising and Production(5)	2007	135,000	—	26,932	7,800	142,800
Mark E. DaCosta Vice President of Wholesale Operations and Logistics(6)	2007	115,000	—	13,019	7,200	122,200
John D. Dresel Chief Operating Officer and President(7)	2007	$94,754	—	$5,683	$113,750	$208,504

(1)	Mr. Buller has served as a director of Tully’s since March 2005, and was appointed president and chief executive officer on August 21, 2006. Mr. Buller’s base salary for Fiscal 2008 is $200,000. A car allowance of $4,875 appears in the All Other Compensation column.
(2)	Mr. Galvin’s base salary for Fiscal 2008 is $190,000. A car allowance of $7,200 appears in the All Other Compensation column.
(3)	Mr. O’Keefe’s base salary for Fiscal 2008 is $105,911. A car allowance of $9,000 appears in the All Other Compensation column.
(4)	Mr. Gai’s base salary for Fiscal 2008 is $135,000. A car allowance of $7,200 appears in the All Other Compensation column.
(5)	Mr. Martin’s base salary for Fiscal 2008 is $135,000. A car allowance of $7,800 appears in the All Other Compensation column.
(6)	Mr. DaCosta’s base salary for Fiscal 2008 is $135,000. A car allowance of $7,200 appears in the All Other Compensation column.
(7)	Mr. Dresel served as our principal executive officer from October 1, 2004 to September 13, 2006. A car allowance of $3,750 and a severance payment of $110,000 appear in the All Other Compensation column.
(8)	These amounts were calculated utilizing the provisions of SFAS No. 123R, “Share-Based Payments,” excluding the effects of estimated forfeitures. See Notes 17 of our Consolidated Financial Statements regarding the assumptions underlying valuation of equity awards.

Employment Agreements and Employment Letters; Potential Payments Upon Termination or Change-in-Control

John K. Buller. We entered into an employment agreement with Mr. Buller, our president and chief executive officer, on August 21, 2006. Under his employment agreement, Mr. Buller is entitled to receive an annual base salary of $200,000, subject to annual review by our Compensation Committee. Mr. Buller is eligible for additional equity and cash compensation based on an incentive and bonus plan for meeting certain milestones to be established by the parties (which have not been determined for Fiscal 2008). Mr. Buller also receives an automobile allowance of $650 per month and all benefits offered generally to Tully’s employees. In addition, effective September 1, 2006, we granted Mr. Buller options to purchase 62,500 shares of Common Stock at an exercise price of $12.00 per share. Options for 12,500 shares vested on September 1, 2006, and options for 12,500 shares vest on August 21, 2007 and options for an additional 12,500 shares will vest each August 21 thereafter through August 21, 2010.

If we terminate Mr. Buller’s employment “without cause” on or before February 21, 2008, then we will pay him an amount equal to two years of his then current base salary, paid out monthly, plus a lump-sum payment of $100,000. If we terminate Mr. Buller’s employment “without cause” after February 21, 2008, then we will pay him an amount equal to one year of his then-current base salary, paid out monthly. In addition, upon any such termination, all unvested stock options held by Mr. Buller that would have vested during the one year period after the effective date for termination of his employment will become vested and exercisable as of the termination date. Additionally, if a change in control of our company occurs within four months after the effective date of termination of Mr. Buller’s employment, at Mr. Buller’s option he may receive the payments provided under the change in control provisions (described below) in lieu of receiving the severance payments described in this paragraph.

If Mr. Buller’s employment is terminated by Tully’s or a third party as a result of a change in control of our company, then Mr. Buller will be entitled to receive an amount equal to two years of his then-current base salary, paid out monthly, plus a lump-sum payment of $100,000, and all of his unvested stock options will vest and become exercisable as of the termination date. Under the terms of Mr. Buller’s employment agreement, a “change in control” means either (i) a sale of substantially all of the assets of Tully’s to a third party other than as part of a transfer of said assets to an entity directly or indirectly controlled by existing Tully’s shareholders holding a majority of the outstanding shares of the common voting stock of Tully’s; or (ii) a sale of more than fifty percent (50%) of the outstanding voting stock of Tully’s to one or more third parties in a single transaction or series of transactions (excluding the sale of stock by shareholders as secondary sellers in connection with a public offering of stock by Tully’s, and sales of stock by shareholders in a public stock market after a public offering of stock by Tully’s).

If we terminate Mr. Buller’s employment “for cause,” then we will not be obligated to pay any severance payment obligations due to Mr. Buller in that event. For purposes of Mr. Buller’s employment agreement, “cause” means (i) commission by Mr. Buller of any act of theft, fraud, or dishonesty with respect to Tully’s business; (ii) breach by Mr. Buller of any of the material terms and conditions of his employment agreement, which breach is not remedied to Tully’s satisfaction within ten days of written notice of the same to him; (iii) his engaging in willful and serious misconduct that is injurious to Tully’s reputation or business; or (iv) his having been convicted of, or entered a plea of guilty or nolo contendere to, a crime that constitutes a felony or which arises out of any act involving moral turpitude.

Kristopher Galvin. Effective June 21, 2002, Tully’s entered into an employment arrangement with Mr. Galvin, our chief financial officer and executive vice president. The board of directors adjusted his annual base salary to $175,000 as of April 5, 2004, and to $190,000 as of April 2, 2007. Mr. Galvin receives an automobile allowance of $600 per month. Mr. Galvin also is entitled to all benefits offered generally to our employees. Mr. Galvin’s employment agreement is generally terminable by either party on 30 days written notice. If Mr. Galvin’s employment is terminated by Tully’s without cause, then Mr. Galvin will be entitled to receive his base salary for an additional six months following the date of his termination.

Tom T. O’Keefe. Mr. O’Keefe is our founder and has served as chairman of the board since 1992. Although Mr. O’Keefe does not serve in a full-time paid position with us, his duties as chairman require a substantially greater participation by Mr. O’Keefe than for other members of the board of directors. Mr. O’Keefe does not participate in the compensation plan for non-employee directors, but instead receives compensation as a salaried employee of the Company. In March 2002, our board of directors set Mr. O’Keefe’s annual base salary at $100,000 and he receives an additional $500 per month to mitigate a change in the employee benefits furnished to Mr. O’Keefe. Mr. O’Keefe also receives an automobile allowance of $750 per month and is entitled to all benefits offered generally to our employees. There is no written employment agreement or severance agreement between Mr. O’Keefe and us.

John Dresel. On October 1, 2004, Tully’s engaged Mr. John Dresel as president and chief operating officer, with an annual base salary of $180,000. In March 2006, the board of directors approved an adjustment in Mr. Dresel’s base salary, effective as of November 1, 2005, to an annual rate of $200,000. No bonus has been paid to Mr. Dresel. Mr. Dresel received an automobile allowance of $750 per month and was entitled to all benefits offered generally to Tully’s employees. On August 28, 2006, Tully’s entered into a separation agreement with Mr. Dresel pursuant to which his employment with Tully’s terminated effective September 13, 2006. The separation agreement provides that Mr. Dresel will receive severance compensation at the annualized rate of $200,000 paid ratably over one year. In addition, unvested options held by Mr. Dresel to purchase 12,500 shares of Tully’s Common Stock at an exercise price of $12.00 per share became fully vested and exercisable (unvested options to purchase 27,500 shares expired as of his separation date).

We do not have formal employment agreements with any of our other executive officers; however, certain elements of these executives’ compensation and other arrangements are set forth in employment letters provided to each of them. These employment letters are described below. Since the date of these employment letters, the compensation paid to some of these executives has been increased and additional stock options have been awarded to some of these executives.

Ronald Gai. Tully’s promoted Mr. Gai to Vice President of Wholesale Division in April 2003 at the base salary of $90,000, with a monthly car allowance of $600. In May 2005, Mr. Gai became Vice President of Sales. Mr. Gai’s base salary for fiscal 2008 is $135,000.

Robert Martin. Tully’s engaged Mr. Martin as Vice President of Merchandising and Production in January 2005 at the base salary of $125,000, with a monthly car allowance of $650. Mr. Martin’s base salary for Fiscal 2008 is $135,000.

Mark DaCosta. Tully’s engaged Mr. DaCosta as Vice President of Wholesale Operations in May 2005 at the base salary of $100,000, with a monthly car allowance of $600. Mr. DaCosta’s base salary for Fiscal 2008 is $135,000.

Under our stock option plan, vesting and exercise of employee stock options, including those of the executive officers, accelerate in the event of certain change of control events.

Accordingly, in the event that a termination of the employment of the foregoing named executive officers had occurred as of March 30, 2007, the last business day of Fiscal 2007, we would not have been obligated to make any contractual severance payments to any of those officers, except that if we had terminated Mr. Buller, Mr. Galvin or Mr. Gai not for cause, we would have been obligated to pay Mr. Buller $100,000 in a lump sum plus $16,667 payable monthly over the following two years, we would have been obligated to pay Mr. Galvin $14,503 per month payable over the following six months, and we would have been obligated to pay Mr. Gai the sum of $33,750. In addition, in such event, all unvested stock options held by Mr. Buller that would have vested during the one year period following March 30, 2007 would have become vested and exercisable as of such date, which would represent a value to Mr. Buller of $478,360.

In April 2007 the board approved a severance arrangement for Messrs. Gai, Martin and Da Costa pursuant to which we would be obligated to pay each such officer $11,250 monthly for three months upon such officer’s termination not for cause.

In the event that a change of control transaction described in our 1994 and our 2004 stock option plans had occurred as of March 30, 2007, holders of unvested options, including the Named Executive Officers, would have had the right to exercise the full number of shares covered by those options. The value of that right for the Named Executive Officers as of March 30, 2007 would have been as follows: Mr. Galvin—$193,647; Mr. Gai—$79,353; Mr. Martin—$143,797; and Mr. DaCosta—$86,062.

Grants of Plan-Based Awards

The Compensation Committee recommended and our board approved awards under our 2004 stock option plan to certain of our Named Executive Officers in Fiscal 2007. Our Compensation Committee has not established guidelines for the grant of plan-based awards for Fiscal 2008. Set forth below is information regarding awards granted during Fiscal 2007:

GRANTS OF PLAN-BASED AWARDS TABLE FOR FISCAL 2007

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Option Awards ($)

John K. Buller	September 1, 2006	62,500	12.00	469,710
Chief Executive Officer and President
Kristopher S. Galvin	February 22, 2007	18,750	11.28	130,815
Chief Financial Officer and Executive Vice President
Tom T. O’Keefe	—	—	—	—
Founder and Chairman of the Board
Ronald Gai	February 22, 2007	6,250	11.28	43,605
Vice President of Sales
Robert Martin	February 22, 2007	5,000	11.28	34,884
Vice President of Merchandising and Production
Mark E. DaCosta	February 22, 2007	7,500	11.28	52,326
Vice President of Wholesale Operations and Logistics
John D. Dresel	—	—	—	—
Chief Operating Officer and President

We have not adopted either an equity incentive plan (other than our stock option plans) or a non-equity incentive plan.

Outstanding Equity Awards At Fiscal Year-End

We had no outstanding stock awards at fiscal year end. The following table summarizes the outstanding equity award holdings held by our Named Executive Officers:

OUTSTANDING EQUITY AWARDS AT FISCAL 2007 YEAR-END

OPTION AWARDS
Name	Number of Securities Underlying Unexercised Options (#)	Number of Securities Underlying Unexercised Options(1) (#)	Option Exercise Price ($)	Option Expiration Date
	Exercisable	Unexercisable
John K. Buller Chief Executive Officer and President	91 1,250 12,500	— — 50,000	2.40 12.00 12.00	10/11/2015 6/30/2016 9/1/2016

Kristopher S. Galvin Chief Financial Officer and Executive Vice President	4,166 6,250 9,375 8,333 6,250 833 —	— — — — — 1,667 18,750	0.08 20.00 14.24 2.48 2.48 12.00 11.28	6/10/2012 6/10/2012 6/10/2012 5/12/2013 10/23/2013 5/16/2015 2/22/2017

Tom T. O’Keefe Founder and Chairman of the Board	2,500 8,185 187 1,156 437 20,245 125 62 11,961 437 17,979 62 62 1,449 62 1,620 62 1,144 62 62 724 62 62 906 62 724 62 62 62 62 62	— — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —	14.00 0.08 0.08 18.00 0.08 0.08 0.08 0.08 0.08 0.08 0.08 0.08 0.08 0.08 0.08 0.08 0.08 0.08 0.08 0.08 0.08 0.08 0.08 0.08 0.08 0.08 0.08 0.08 0.08 0.08 0.08	4/1/2007

3/30/2008

3/31/2008

4/1/2008

3/29/2009

3/29/2009

11/29/2009

4/3/2010

4/3/2010

4/2/2011

4/2/2011

4/4/2011

4/25/2011

4/27/2011

5/31/2011

6/1/2011

6/28/2011

6/29/2011
7/12/2011
7/26/2011
7/27/2011
8/2/2011
8/20/2011
8/31/2011

9/26/2011
9/28/2011
10/12/2011
10/18/2011
12/5/2011
1/24/2012
3/21/2012

OPTION AWARDS
Name	Number of Securities Underlying Unexercised Options (#)	Number of Securities Underlying Unexercised Options(1) (#)	Option Exercise Price ($)	Option Expiration Date
	Exercisable	Unexercisable
Ronald Gai Vice President of Sales	6,250 3,125 833 —	— — 1,667 6,250	0.08 2.48 12.00 11.28	2/20/2013 10/23/2013 5/16/2015 2/22/2017

Robert Martin Vice President of Merchandising and Production	— 3,750 833 1,250 3,125 —	3,750 — 1,667 — — 5,000	16.00 12.00 12.00 2.48 2.48 11.28	5/16/2015 5/16/2015 5/16/2015 5/16/2015 5/16/2015 2/22/2017

Mark E. DaCosta Vice President of Wholesale Operations and Logistics	833 833 —	1,667 1,667 7,500	12.00 12.00 11.28	8/15/2015 8/15/2015 2/22/2017

John D. Dresel Chief Operating Officer and President	12,500 12,500 1,250	— — —	12.00 0.08 12.00	9/13/2009 9/13/2009 9/13/2009

(1)	For a description of the material terms of the option award to Mr. Buller, see “—Employment Agreements and Employment Letters; Potential Payments Upon Termination or Change-in-Control.” For a description of each other option award disclosed in the table above, see “—Elements of Compensation—Stock Options.”

Option Exercises and Stock Vested

Our Named Executive Officers did not exercise any stock options in Fiscal 2007. We have no outstanding restricted stock, stock appreciation rights or similar instruments and accordingly no vesting of such awards during Fiscal 2007.

Pension Benefits

None of our Named Executive Officers participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by us.

Nonqualified Deferred Compensation

None of our Named Executive Officers participate in or have account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by us. The Compensation Committee, which will be comprised solely of “outside directors” as defined for purposes of Section 162(m) of the Internal Revenue Code, may elect to provide our officers and other employees with non-qualified defined contribution or deferred compensation benefits if the Compensation Committee determines that doing so is in our best interests.

Director Compensation

The Nominating and Corporate Governance Committee of the board of directors, which is comprised solely of independent directors, has been responsible for evaluating compensation levels and compensation programs for our directors and for making recommendations to the board of directors regarding appropriate compensation awards for our directors. The board of directors compensation program is designed to attract, retain and motivate experienced non-employee (outside) directors, to enhance long-term shareholder value and reward directors based on the extent of their participation on the board of directors and its committees. Generally, the Nominating and Corporate Governance Committee has made an annual recommendation regarding the structure of the non-employee director compensation program, considering the factors described above and considering information regarding director compensation programs for other comparable companies.

In June 2006, the board of directors approved a new director compensation policy applicable for Fiscal 2007. The policy provides that non-employee directors shall receive an annual cash payment of $10,000 plus a per-meeting cash fee of $1,000 per board of directors meeting and $500 per committee meeting (for meetings of the Audit, Compensation, Executive, and Nominating and Corporate Governance committees), paid after completion of the fiscal year. For Fiscal 2007, non-employee directors also receive an annual grant of nonqualified options to purchase 1,250 shares of common stock (plus 500 additional shares for the chairs of the Audit, Compensation, Executive, and Nominating and Corporate Governance committees), with an exercise price equal to the value of the stock at the beginning of the fiscal year and a term of ten years. The director’s annual stock option grant would be cancelled if the director does not attend at least 75% of the board of directors and applicable committee meetings of record for the year, but otherwise are fully vested upon completion of the fiscal year. Compensation amounts are generally subject to prorating for directors whose terms commence or expire during the fiscal year. Further, after the completion of the fiscal year, the Nominating and Corporate Governance Committee shall consult with the board of directors, and with management, to assess whether any members of the board of directors may have provided services to us which may not adequately be considered in the compensation determined by the formulae set forth above, and if so, additional cash compensation or stock options may be awarded if approved by the board of directors. In May 2007, the board of directors completed its evaluation under the above-referenced criteria and approved payment of the awards set forth below for Fiscal 2007 and also decided to continue the same director compensation policy for Fiscal 2008.

Directors are reimbursed for reasonable expenses incurred in attending board of directors and committee meetings.

DIRECTOR COMPENSATION FOR FISCAL 2007 (to be paid in Fiscal 2008)(1):

Name	Fees Earned or Paid in Cash ($)	Option Awards(2)(3) ($)	All Other Compensation ($)	Total ($)
Kathi Ainsworth-Jones	$17,500	$12,012	—	$29,512
John K. Buller	$7,346	$3,300	—	$10,646
Marc Evanger	$18,500	$8,580	—	$27,080
John M. Fluke	$22,500	$12,012	—	$34,512
Lawrence Hood	$22,000	$12,012	—	$34,012
Gregory Hubert	$20,500	$8,580	—	$29,080

(1)	Director compensation for Fiscal 2007 was approved and distributed in the first quarter of Fiscal 2008.

(2)	The amounts in this column were calculated with respect to the 2007 fiscal year utilizing the provisions of Statement of Financial Accounting Standards, or SFAS, No. 123R, “Share-Based Payments,” excluding the effects of estimated forfeitures. See Note 17 of the Notes to the Consolidated Financial Statements regarding assumptions underlying valuation of equity awards. The full grant date fair value of the Fiscal 2007 awards to each director is as follows:

Name	Option Shares Granted(#)	Option Awards Value($)
Kathi Ainsworth-Jones	1,750	$12,012
John K. Buller	481	$3,300
Marc Evanger	1,250	$8,580
John M. Fluke	1,750	$12,012
Lawrence Hood	1,750	$12,012
Gregory Hubert	1,250	$8,580

(3)	The aggregate numbers of option awards outstanding for each director in the table set forth above as of April 1, 2007 were as follows:

Name	Aggregate Options Outstanding (#)
Kathi Ainsworth-Jones	1,887
John K. Buller	63,841
Marc Evanger	56,552
John M. Fluke	1,510
Lawrence Hood	7,986
Gregory Hubert	1,637

Indemnification of Officers and Directors

Our articles of incorporation and bylaws allow us to indemnify our officers and directors to the fullest extent permitted by the WBCA. It also contains provisions that provide for the indemnification of directors of the company for third party actions and actions by or in the right of the company that mirror applicable provisions of the WBCA.

In addition, our articles of incorporation state that we may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, against any liability asserted against such person or incurred by such person in any such capacity, or arising out of such person’s status as such, and related expenses, whether or not the corporation would have the power to indemnify such person against such liability under the WBCA. We also have and intend to maintain director and officer liability insurance, if available on reasonable terms.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

PRINCIPAL SHAREHOLDERS

The following table shows information regarding the beneficial ownership of shares of our common stock as of July 12, 2007 and shows the number of and percentage owned by:

•	each person who is known by us to own beneficially more than 5% of our common stock;

•	each member of our board of directors;

•	each of our named executive officers; and

•	all members of our board of directors and our executive officers as a group.

None of our executive officers, directors or principal shareholders are selling shares of their common stock in this offering.

The following table sets forth the beneficial ownership of our common stock by these shareholders before and after this offering. The percentage of shares beneficially owned is based on 2,685,300 shares of common stock outstanding at July 12, 2007, and 2,793,750 shares of common stock reserved for issuance as of such date upon the conversion of our outstanding preferred stock at the completion of this offering. For purposes of the table below, we have assumed that 3,500,000 shares of common stock will be sold in this offering.

Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each shareholder named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned thereby, and such shareholder’s address is c/o Tully’s Coffee Corporation, 3100 Airport Way S., Seattle, WA 98134.

	Shares Beneficially Owned(1)
	Number		Percent
Name of Beneficial Owner			Before Offering	After Offering
Tom T. O’Keefe	687,334	(2)	12.3%	7.6%
Estate of Keith McCaw	554,203	(3)	9.6%	6.0%
Marc W. Evanger	71,534	(4)	1.3%	0.8%
Kristopher S. Galvin	48,541	(5)	0.9%	0.5%
Lawrence L. Hood	40,855	(6)	0.7%	0.5%
John D. Dresel	38,750	(7)	0.7%	0.4%
John K. Buller	26,821	(8)	0.5%	0.3%
Ronald P. Gai	12,540	(9)	0.2%	0.1%
Robert D. Martin	9,791	(10)	0.2%	0.1%
John M. Fluke	8,816	(11)	0.2%	0.1%
Gregory A. Hubert	7,516	(12)	0.1%	*
Kathi Ainsworth-Jones	4,655	(13)	*	*
Mark DaCosta	3,332	(14)	*	*

Executive officers and directors as a group (13 persons)(15)	896,548		15.6%	9.7%

*	Less than 0.1%
(1)	Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission and generally requires that the shareholder have voting or investment power with respect to the securities in question. Shares of common stock issuable upon exercise of options and warrants that are exercisable within 60 days of July 12, 2007 are deemed to be beneficially owned by the holder of such securities but are not outstanding for the purpose of computing the percentage ownership of any other shareholder.
(2)	Includes 546,091 shares of common stock owned by TTOK, LLC, a limited liability company owned by Mr. O’Keefe and his wife (Mr. O’Keefe contributed his personal shareholdings to TTOK, LLC, in October

2005). Also includes 17,812 shares of common stock held by the O’Keefe Children’s Trust, 9,356 shares of common stock held by the Tully’s Foundation, and 114,705 shares of common stock issuable upon exercise of options and warrants.

(3)	Includes 266,068 shares of common stock issuable upon exercise of options and warrants and 282,719 shares of common stock assumed to be issued on conversion of 2,000,000 shares of Series A preferred stock. The address for the Estate of Keith McCaw is 2365 Carillon Point, Kirkland, WA 98033.
(4)	Includes 69,890 shares of common stock issuable upon exercise of options and warrants and 1,413 shares of common stock assumed to be issued on of 10,000 shares of Series A preferred stock.
(5)	Includes 36,042 shares of common stock issuable upon exercise of options.
(6)	Includes 21,824 shares of common stock issuable upon exercise of options and warrants. Also includes 1,413 shares of common stock assumed to be issued on the conversion of 10,000 Series A preferred stock. Additionally, includes 5,000 chares of common stock assumed to be issued on conversion of 40,000 shares of Series B preferred stock owned by PPC Partners LLC, a company in which Mr. Hood has a 0.96% interest.
(7)	Includes 26,250 shares of common stock issuable upon exercise of options. Mr. Dresel’s employment with Tully’s ended effective September 13, 2006.
(8)	Includes 26,821 shares of common stock issuable upon exercise of options.
(9)	Includes 11,041 shares of common stock issuable upon exercise of options.
(10)	Includes 9,791 shares of common stock issuable upon exercise of options.
(11)	Includes 4,197 shares of common stock issuable upon exercise of options and warrants and 2,119 shares of common stock assumed to be issued on conversion of 15,000 shares of Series A preferred stock.
(12)	Includes 2,887 shares of common stock issuable upon exercise of options.
(13)	Includes 3,949 shares of common stock issuable upon exercise of options and warrants and 706 shares of common stock assumed to be issued on conversion of 5,000 shares of Series A preferred stock.
(14)	Includes 3,332 shares of common stock issuable upon exercise of options.
(15)	Includes 278,664 shares of common stock issuable upon the exercise of options and warrants and 10,651 shares of common stock assumed to be issued on the conversion of preferred stock. Totals for group beneficial ownership and the number of persons do not include shares beneficially owned by our former president, Mr. John Dresel.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our board of directors recognizes that transactions or other arrangements between us and any of our directors, executive officers or principal shareholders may present potential or actual conflicts of interest. Accordingly, as a general matter, it is our board’s preference to avoid such transactions and other arrangements. Nevertheless, our board recognizes that there are circumstances where such transactions or other arrangements may be in, or not inconsistent with, our best interests. Prior to the completion of this offering, we intend to adopt a formal written policy that requires any transaction, arrangement or relationship in which we will be a participant and the amount involved exceeds $120,000, and in which any related person (directors, executive officers, shareholders owning at least 5% of any class of our voting securities, and the immediate family members or any person sharing the household of any such director, executive officer or shareholder) had or will have a direct or indirect material interest, to be submitted to our board of directors for review, consideration and approval. We further expect that the policy will provide for periodic monitoring of pending and ongoing transactions. In approving or rejecting the proposed transaction, our board will consider the relevant facts and circumstances relating to the proposed transaction, arrangement or relationship, including:

•	the related person’s relationship to us and interest in the transaction,

•	the material facts of the proposed transaction, including the proposed aggregate value of the transaction,

•	the benefits to us,

•	the availability of other sources for comparable services or products (if applicable), and

•	an assessment of whether the proposed transaction is on terms that are comparable to the terms available to an unrelated third party or to our employees generally.

Our board of directors will approve only those transactions that, in light of known circumstances, are in, or are not inconsistent with, our best interests and are consistent with applicable legal requirements.

The following is a summary of transactions since March 29, 2004, to which we have been a party, in which the amount involved exceeded, or will exceed, $120,000 and in which any related person had or will have a direct or indirect material interest, other than compensation arrangements (including employment and change-in-control arrangements) which are described under the section of this prospectus captioned “Compensation Discussion and Analysis.” All of the transactions described below were entered into prior to the adoption of a formal written policy regarding related party transactions.

On November 1, 2002, Tully’s entered into a borrowing arrangement (with an unrelated party) that was secured by substantially all of our assets (the “KCL promissory note”), and was subject to personal guarantees of several individuals including certain directors of the Company. While the debt was outstanding, we agreed to indemnify the guarantors in connection with the guaranties and granted each of them a security interest in substantially all of our assets (subordinated to the security interest of the lender). During Fiscal 2006, the KCL promissory note plus accrued interest was repaid in full. Concurrently with the repayment of the KCL promissory note, the guaranty agreements between Tully’s and the several guarantors of the KCL promissory note were terminated and the guarantors released their conditional security interest in Tully’s assets. As compensation for these guarantees, we issued warrants to purchase our common stock to these guarantors in Fiscal 2006 as follows: directors O’Keefe (1,119), Hood (279) and Mr. Evanger (279). In addition, Mr. George Hubman, a former director and beneficial owner of more than 5% of our outstanding common stock, received warrants to purchase 1,679 shares as compensation for his guaranty during Fiscal 2006. For Fiscal 2005 (including the warrants issued May 23, 2005 for the quarter ended April 3, 2005), we issued warrants to guarantors who were then directors as follows: O’Keefe (13,887), Hood (3,471), Evanger (3,471) and Hubman (20,829).

A company affiliated with the estate of Mr. Keith McCaw (a beneficial owner of more than 5% of our outstanding common stock) was the holder of our convertible promissory note in the principal amount of $3,000,000, issued by Tully’s in December 2000. The note was repaid on November 14, 2005. From 2000 through December 2004, interest was paid solely through warrants to purchase Tully’s common stock. During Fiscal 2005 and Fiscal 2006, the note was amended to extend its maturity and modify its interest rate. From January 2005, cash interest was paid at the annual rate of 12% through May 31, 2005 and at the annual rate of 8% after May 31, 2005. For Fiscal 2005, we accrued cash interest of $92,000 (paid in Fiscal 2006), and for Fiscal 2006, we accrued cash interest of $169,000 (paid in Fiscal 2006).

In July 2007, we established a $10,000,000 credit facility with Benaroya Capital, as described in Note 2 of the Notes to the Consolidated Financial Statements. Our chairman, Tom T. O’Keefe, has guaranteed our obligations under the Benaroya credit facility, and another shareholder (Ms. Mary Kay McCaw, an affiliate of the estate of Mr. Keith McCaw) has guaranteed up to $3,000,000 under the Benaroya credit facility. Our chairman is not being compensated for his guaranty. We have agreed to compensate the second guarantor through the cash payment of a $167,100 commitment fee and a grant of warrants to purchase 21,000 shares of our common stock at an exercise price of $2.64 per share (these warrants become exercisable on the earliest to occur of (a) immediately prior to the completion of our first underwritten public offering of common stock, (b) immediately prior to the completion of certain other securities offerings defined in the warrant, and (c) July 12, 2008). We will pay a facility draw fee to this second guarantor at the annualized rate of 2% on the average amount of guaranteed debt outstanding. We have agreed to indemnify these guarantors from all claims, liabilities, costs and expenses incurred by them arising from or related to Benaroya Capital’s demands under these guarantees. We also have agreed not to increase the amount of our Northrim credit facility or grant any other security interest in our assets without the prior written consent of these guarantors.

DESCRIPTION OF CAPITAL STOCK

The following summary of certain provisions of our capital stock does not purport to be complete and is subject to our Amended and Restated Articles of Incorporation, our Amended and Restated Bylaws and the provisions of applicable law. Our Amended and Restated Articles of Incorporation and our Amended and Restated Bylaws are incorporated by reference into the registration statement, of which this prospectus is a part.

Capital Stock

Our authorized capital stock consists of:

•	120,000,000 shares of common stock, without par value;

•	31,000,000 shares of Series A Preferred Stock, without par value;

•	8,000,000 shares of Series B Preferred Stock, without par value; and

•	4,500,000 shares of preferred stock, without par value or designation.

On June 28, 2007, we amended our articles of incorporation to effect a one-for-eight reverse split of our outstanding common stock. As a result of the reverse split:

•	the number of shares of our outstanding common stock was reduced from 19,252,560 shares to 2,685,300 shares;

•	the number of shares of common stock issuable upon conversion of our outstanding preferred stock was reduced from 22,350,000 shares to 2,793,750 shares;

•	the number of shares of common stock issuable upon exercise of our outstanding options and warrants were reduced from 11,374,928 shares to 1,421,866 shares; and

•	the number of shares reserved for issuance upon the grant of stock options under our 2004 stock option plan was reduced from 411,888 shares to 51,486 shares.

Based on the number of shares outstanding on July 1, 2007, upon completion of the offering (assuming no exercise of the underwriters’ over-allotment option) there will be 8,979,050 shares of our common stock and no shares of our preferred stock outstanding.

Common Stock

As of July 1, 2007, there were 2,685,300 shares of common stock outstanding, and 6,952,402 shares of common stock reserved for issuance upon the exercise of outstanding warrants and options and the conversion of outstanding preferred stock.

The holders of shares of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders, and have no cumulative voting rights. Subject to preferences that may be applicable to any outstanding shares of preferred stock, the holders of shares of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor.

In the event of any liquidation or winding up of Tully’s, after distribution of the liquidation preference payable to any outstanding preferred stock, each share of common stock is entitled to receive an amount per share equal to $18.00, plus any and all declared but unpaid dividends with respect to such share of shares of common stock. After distribution of the full Common Stock liquidation preference, and subject to the rights of any outstanding preferred stock, our remaining assets available for distribution to shareholders would be distributed pro rata among the holders of our Common Stock and preferred stock.

Preferred Stock

Our board of directors has the authority to issue shares of preferred stock from time to time on terms it may determine, to divide shares of preferred stock into one or more series and to fix the designations, preferences, privileges, and restrictions of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms, and the number of shares constituting any series or the designation of any series to the fullest extent permitted by the WBCA. The issuance of our preferred stock could have the effect of decreasing the trading price of our common stock, restricting dividends on our capital stock, diluting the voting power of our common stock, impairing the liquidation rights of our capital stock, or delaying or preventing a change in control of our company.

Our Warrants

$2.64 Warrants—As of July 1, 2007, we had warrants exercisable for an aggregate of 649,680 shares of our common stock at an exercise price of $2.64 per share outstanding. The warrants are non-detachable from our Series A preferred stock. Each warrant entitles the holder to purchase shares of Tully’s common stock and may be exercised by the holder, in whole or in part, at any time. The warrants expire on the earlier of ten years from the date of issuance or the completion of a “Qualified Public Offering,” which is defined for these warrants as our first sale of common stock to the public pursuant to a registration statement on Form S-1 or Form SB-2 (or any successor form) under the Securities Act at an aggregate price to the public of at least $15 million and a per share price over $40.00 (as adjusted for the one-for-eight reverse stock split).

Guarantors’ Warrants—As of July 1, 2007, we had warrants exercisable for an aggregate of 91,731 shares of our common stock at an exercise price of $0.40 per share outstanding. These warrants are fully vested. The warrants are not callable or redeemable by us and expire ten years from the date of issuance. Additionally, any warrants outstanding, but unexercised, at the time we commence a Qualified Public Offering will be cancelled immediately prior to the commencement of such Qualified Public Offering. In the event of a stock split, stock dividend or reverse stock split, the exercise price and number of shares purchasable under the warrants will be proportionately adjusted. Similarly, if we reclassify or exchange our common stock into the same or different number of securities, then the warrant holder shall have the right to acquire such number and kind of securities as would have been issuable prior to such change.

KWM Investments Warrants—As of July 1, 2007, we had warrants exercisable for an aggregate of 120,000 shares of our common stock at an exercise price of $0.08 per share outstanding. The warrants are exercisable for ten years from the issuance dates thereof. Any warrants outstanding, but unexercised, at the time we commence a Qualified Public Offering will be cancelled immediately prior to the commencement of such Qualified Public Offering. In the event of a stock split, stock dividend or reverse stock split, the exercise price and number of shares purchasable will be proportionately adjusted. Similarly, if we reclassify or exchange our common stock into the same or different number of securities, then the warrant holder shall have the right to acquire such number and kind of securities as would have been issuable prior to such change.

Benaroya Loan Warrants—During April and July 2007, we granted warrants to purchase a total of 72,191 shares of common stock at an exercise price of $2.64 per share to Benaroya Capital in connection with the credit facility with Benaroya Capital. The warrants become exercisable on the earliest to occur of (a) the completion of the Company’s first underwritten public offering of common stock; (b) immediately prior to a change of control event (as defined in the warrant); or (c) April 26, 2008, and will expire during 2012. In July 2007, we granted the guarantor of our indebtedness under the Benaroya credit facility warrants to purchase 21,000 shares of our common stock at an exercise price of $2.64 per share (these warrants become exercisable on the earliest to occur of (a) immediately prior to the completion of our first underwritten public offering of common stock, (b) immediately prior to the completion of certain other securities offerings defined in the warrant, and (c) July 12, 2008).

Other Warrants—As of July 1, 2007, we had warrants exercisable for 14,748 shares of common stock at an exercise price of $0.08 per share, and warrants exercisable for 8,387 shares of common stock at an exercise price of $2.64 per share, outstanding.

Registration Rights

Under a registration rights agreement, dated June 30, 1998, we granted Keith McCaw the right to demand that we register under the Securities Act certain shares of our common stock beneficially owned by him, subject to certain limitations. In addition, the estate of Mr. McCaw, as successor to Mr. McCaw under the agreement, is entitled to piggyback registration rights with respect to the registration of such shares of our common stock. In the event that we propose to register any shares under the Securities Act either for our account or for the account of any of our shareholders, the estate of Mr. McCaw is entitled to receive notice of such registration and to include additional shares of our common stock in any such registration, subject to certain limitations. We granted substantially similar registration rights to KWM Investments LLC, an affiliate of Mr. McCaw, under a registration rights agreement dated December 14, 2000.

These registration rights are subject to conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares of our common stock held by our registration rightsholders to be included in such registration. We are generally required to bear all expenses of such registration. Registration of any of the shares of our common stock held by our registration rightsholders would result in such shares becoming freely tradable without restriction under the Securities Act.

On July 23, 2007, the estate of Mr. McCaw and KWM Investments elected not to register and sell any of their respective shares in this offering and waived any rights they had to include any such shares in this offering or in the registration statement filed in connection therewith.

Our Amended and Restated Articles of Incorporation and Bylaws

Board Meetings

Our amended bylaws provide that the chairman of the board, the president, or a majority of the directors, may call special meetings of the board of directors.

Special Meetings of Shareholders

Our amended bylaws provide that special meetings of our shareholders may be called by the chairman of the board, the president, a majority of our board of directors or, subject to specified notice requirements, by holders of not less than ten percent of our outstanding capital stock.

Requirements for Advance Notification of Shareholder Proposals

Our amended bylaws to be in effect upon the closing of this offering will establish an advance notice procedure for shareholder proposals to be brought before an annual meeting of our shareholders, including proposed nominations of persons for election to the board of directors. At an annual meeting, shareholders may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors. Shareholders may also consider a proposal or nomination by a person who was a shareholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our Secretary timely written notice, in proper form, of his or her intention to bring that business before the meeting. Our amended bylaws may have the effect of precluding the conduct of business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Limitations on Liability and Indemnification of Officers and Directors

Our amended articles of incorporation provide that none of our directors shall be liable to us or our shareholders for monetary damages for conduct as a director, except to the extent otherwise required by the WBCA. The effect of this provision is to eliminate our rights, and our shareholders’ rights, to recover monetary damages against a director for breach of a fiduciary duty of care as a director. This provision does not limit or eliminate our right, or the right of any shareholder, to seek non-monetary relief, such as an injunction or rescission in the event of a breach of a director’s duty of care. In addition, our amended articles of incorporation provides that if the WBCA is amended to authorize the further elimination or limitation of the liability of a director, then the liability of the directors shall be eliminated or limited to the fullest extent permitted by the WBCA, as so amended. These provisions will not alter the liability of directors under federal or state securities laws. Our amended articles of incorporation also includes provisions for the indemnification of our directors and officers to the fullest extent permitted by applicable provisions of the WBCA provided that such indemnification shall not apply in respect of: (1) acts or omissions of a director or officer who is finally adjudged to be intentional misconduct or a knowing violation of law; (2) conduct of a director finally adjudged to be in violation of WBCA prohibitions on unlawful distributions; or (3) any transaction with respect to which it is finally adjudged that the director or officer personally received a benefit in money, property or services to which the director or officer was not legally entitled. Further, we expect to enter into indemnification agreements with certain of our directors and officers which require us, among other things, to indemnify them against certain liabilities which may arise by reason of the directors’ status or service as a director, other than liabilities arising from bad faith or willful misconduct. We also intend to maintain director and officer liability insurance, if available on reasonable terms.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without shareholder approval. We may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Bylaws Amendments

In addition, our amended bylaws grant our board of directors the authority in certain circumstances to adopt, amend and repeal our bylaws without a shareholder vote in any manner not inconsistent with the laws of the state of Washington or our articles of incorporation.

Significant Business Transactions in Washington

Chapter 23B.19 of the WBCA prohibits public companies in Washington from engaging in “significant business transactions” (with certain exceptions) with any person or group of persons who beneficially own 10% or more of the voting shares of the public company for a period of five years after such share acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the board of directors of the public company prior to the time of the initial acquisition of shares by the acquiring person. These significant business transactions include the following transactions involving an acquiring person (including its affiliates and associates):

•

a merger, share exchange or consolidation with, dispositions of assets with an aggregate market value equal to 5% or more of the total market value of all of the public company’s assets or all of the public company’s outstanding shares to, or issuance or redemption of shares to or from, the acquiring person;

•

termination of 5% or more of the Washington-based employees of the public company over the course of the five-year period following the acquiring person’s acquisition of 10% or more of the shares of the public company, if such termination is the result of the acquiring person’s acquisition;

•	the liquidation or dissolution of the public company pursuant to an arrangement with an acquiring person;

•

a reclassification of securities of the public company pursuant to an arrangement with an acquiring person that has the effect of increasing the proportionate share of voting securities of the public company owned by the acquiring person;

•

an issuance to the acquiring person, or a transfer or redemption in favor of the acquiring person, by the public company of shares, options, warrants or other rights to acquire shares of the public company if the issuance, transfer or redemption is not made to all shareholders of the public company on the same proportionate basis; or

•

receipt by the acquiring person from the public company of the benefit of any loan, advance, guarantee, pledge, other financial assistance, tax credit or other tax advantage that is not made to all shareholders of the public company.

After the five-year period, certain significant business transactions may still not occur unless they comply with certain fair price provisions of the statute or are approved by disinterested shareholders.

Trading and Listing

We have applied for listing of our common stock on the Nasdaq Global Market under the trading symbol “TULY.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering our common stock has not been traded on any public trading market and quotations of our common stock were not reported on any market.

After this offering, 8,979,050 shares of our common stock held by approximately 6,200 current holders of record and the purchasers in the offering, will be outstanding. Of these shares:

•

Approximately 7,745,000 shares of common stock, including the shares sold in this offering (or approximately 8,270,000 shares, if the underwriters’ over-allotment is exercised in full), will be freely tradable without restriction or further registration under the Securities Act; and

•

Approximately 911,000 shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, and approximately 323,000 shares of common stock that are “restricted securities,” as that term is defined in Rule 144 under the Securities Act, described below, will be subject to resale restrictions under Rule 144.

No prediction can be made as to the effect, if any, that sales of common stock or the availability of common stock for sale will have on the market price of our shares. The market price of our common stock could decline because of the sale of a large number of shares of our common stock or the perception that such sales could occur. The number of shareholders who will sell their shares following this offering is unpredictable, particularly because we have approximately 6,200 holders of record of our common stock. These factors could also make it more difficult to raise funds through future offerings of common stock.

Lock-Up Agreements

We and our executive officers, directors and certain of our shareholders who collectively hold approximately 1,800,000 shares have agreed with the underwriters, for a period of 180 days after the date of this prospectus, subject to certain exceptions, not to offer, sell, hedge or otherwise dispose of any common shares or any securities convertible into or exchangeable for common stock, without the prior written consent of KeyBanc Capital Markets Inc. However, KeyBanc Capital Markets Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements. When determining whether to release securities from the lock-up agreements, KeyBanc Capital Markets Inc. may consider, among other factors, market conditions at the time, the number of securities for which the release is requested and the shareholder’s reasons for requesting the release. Notwithstanding the foregoing, if, under certain circumstances, we issue an earnings release or announce that we will release earnings or material news or a material event regarding our company occurs, then the lock-up period will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. Following the lock-up period, shares held by our officers and directors will be eligible for sale in the public market subject to the conditions and restrictions of Rule 144 as described below and the remaining shares will be eligible for sale in the public market without restriction.

Sales of Restricted Shares

Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration, such as under Rule 144 or 144(k) promulgated under the Securities Act, each of which is summarized below.

Rule 144

In general, under Rule 144 as currently in effect, any person or persons whose shares are required to be aggregated, including an affiliate of ours, who has beneficially owned restricted shares for at least one year is entitled to sell, within any three month period, a number of shares that does not exceed the greater of:

•	1% of the then outstanding common stock, which will equal approximately 89,705 shares immediately after this offering; or

•

the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks immediately preceding the date on which the notice of such sale on Form 144 is filed with the SEC.

Sales under Rule 144 are also limited by manner of sale provisions, notice requirements and the availability of current public information about us. Rule 144 provides that our affiliates who are selling shares of our common stock that are not restricted shares must comply with the same requirements that apply to restricted shares, except for the holding period requirement.

Rule 144(k)

Under Rule 144(k), a person who is not currently an affiliate of ours, and who has not been an affiliate of ours for at least three months before the sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than one of our affiliates, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Option Shares

We have filed registration statements on Form S-8 under the Securities Act registering 576,395 shares of our common stock underlying outstanding stock options or reserved for issuance under our stock option plans (and 160,691 outstanding shares purchased under those option plans). Shares covered by these registration statements are eligible for resale in the public market by non-affiliates without restriction under the Securities Act.

UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement by and among KeyBanc Capital Markets Inc., as representative for the underwriters named in the agreement, and us, we have agreed to sell each underwriter, and each underwriter has severally agreed to purchase from us, the number of common stock shares set forth opposite its name in the table below:

Underwriter	Number of Shares
KeyBanc Capital Markets Inc.
D.A. Davidson & Co.
Stifel, Nicolaus & Company, Incorporated

Total

Under the terms of the underwriting agreement, the underwriters are committed to purchase all of these shares if any shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

The underwriting agreement provides that the underwriters’ obligations to purchase the common stock depends on the satisfaction of the conditions contained in the underwriting agreement. The conditions contained in the underwriting agreement include the requirement that the representations and warranties made by us to the underwriters are true, that there is no material change in the financial markets and that we deliver to the underwriters customary closing documents.

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover of this prospectus and to certain dealers at such price less a concession not in excess of $             per share. The underwriters may allow, and such dealers may reallow, a concession not in excess of $             per share to other dealers. If all of the shares are not sold at the public offering price, the representative of the underwriters may change the public offering price and the other selling terms.

We have granted the underwriters an option to purchase up to 525,000 additional shares from us at the public offering price less the underwriting discount. The underwriters may exercise the option for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional common shares proportionate to that underwriter’s initial amount reflected in the above table.

The following table shows the per share and total underwriting discount that we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Per Share	Total Without Option Exercised	Total With Option Exercised
Public offering price	$	$	$
Underwriting discount payable by us	$	$	$
Proceeds (before expenses) to us	$	$	$

We estimate that the total expenses related to this offering payable by us, excluding underwriting discounts and commissions, will be approximately $1,300,000.

We and our executive officers, directors and certain of our shareholders, who collectively hold approximately 1,800,000 shares, have agreed with the underwriters, for a period of 180 days after the date of this prospectus, subject to certain exceptions, not to offer, sell, hedge or otherwise dispose of any common shares or any securities convertible into or exchangeable for common stock, without the prior written consent of KeyBanc Capital Markets Inc. However, KeyBanc Capital Markets Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements. When determining whether to release securities from the lock-up agreements, KeyBanc Capital Markets Inc. may consider, among other factors, market conditions at the time, the number of securities for which the release is requested and the shareholder’s reasons for requesting the release. Notwithstanding the foregoing, if, under certain circumstances, we issue an earnings release or announce that we will release earnings or material news or a material event regarding our company occurs, then the lock-up period will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Until the distribution of the shares of our common stock is completed, SEC rules may limit the underwriters from bidding for and purchasing our common stock. However, the underwriters may engage in transactions that stabilize the price of our common stock, such as bids or purchases of shares in the open market while this offering is in progress to peg, fix, or maintain that price. These transactions also may include short sales and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us. The underwriters may reduce that short position by purchasing shares in the open market or by exercising all or part of the over-allotment option described above. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares of our common stock sold by or for the account of such underwriter in stabilizing or short covering transactions.

Neither we nor the underwriters make any representation or prediction as to the effect the transactions described above may have on the price of our common stock. Any of these activities may have the effect of preventing or retarding a decline in the market price of our common stock. They also may cause the price of our common stock to be higher than the price that would otherwise exist on the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq Global Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them without notice at any time.

In connection with this offering, the underwriters also may engage in passive market making transactions in our common stock on the Nasdaq Global Market in accordance with Rule 103 of Regulation M under the Exchange Act through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

KeyBank National Association and other affiliates of KeyBanc Capital Markets Inc. have investment discretion over accounts which may include shares of our common stock. In addition, some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other transactions with us and perform services for us in the ordinary course of their business. They have received customary fees and commissions for those transactions. We have also engaged KeyBanc Capital Markets Inc. to act as placement agent in connection with a proposed private placement of equity securities to Qualified Institutional Buyers, as that term is defined in Rule 144A under the Securities Act, as amended. KeyBanc Capital Markets Inc. will receive customary fees and commissions for this representation, which we will pay in cash, and will be entitled to reimbursement for certain expenses incurred in connection with the private placement regardless of whether any securities are sold. In the course of their businesses, the underwriters and their affiliates may actively trade our securities or loans for their own account or for the accounts of customers, and, accordingly, the underwriters and their affiliates may at any time hold long or short positions in such securities or loans.

EXPERTS

Moss Adams LLP, independent registered public accounting firm, has audited the consolidated financial statements of Tully’s Coffee Corporation as of April 1, 2007, and April 2, 2006, and for each of the three years ended April 1, 2007, April 2, 2006 and April 3, 2005, as set forth in their report. The consolidated financial statements are included in the prospectus and registration statement in reliance on Moss Adams LLP’s report, given on their authority as experts in accounting and auditing.

CERTAIN LEGAL MATTERS

Stoel Rives LLP, Seattle, Washington, has advised us in connection with certain legal matters in connection with this offering, and will pass upon the validity of our common stock offered by this prospectus. Jones Day, Palo Alto, California, will pass upon certain legal matters in connection with this offering for the underwriter.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. For further information about us and our common stock, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. With respect to the statements in this prospectus regarding the contents of any agreement or other document, in each instance, the statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed as an exhibit to the registration statement. You may review a copy of the registration statement on Form S-1 including the attached exhibits, at the SEC’s public reference facilities at 100 F Street, N.E., Washington, D.C. 20549 or the SEC’s website referred to below. You may also obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains periodic reports, proxy statements and other information about issuers, like us, that we will file electronically with the SEC following the completion of this offering. The address of that site is www.sec.gov.

Upon completion of this offering, we will continue to be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We also maintain a website at http://www.tullys.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Tully’s Coffee Corporation

We have audited the accompanying consolidated balance sheets of Tully’s Coffee Corporation as of April 1, 2007 and April 2, 2006 and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for each of the periods ended April 1, 2007, April 2, 2006, and April 3, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tully’s Coffee Corporation as of April 1, 2007 and April 2, 2006, and the consolidated results of its operations and its cash flows for each of the periods ended April 1, 2007, April 2, 2006, and April 3, 2005, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 17 to the consolidated financial statements, the Company adopted a new principle of accounting for share-based payments in accordance with Financial Accounting Standards Board Statement No. 123 R, Share-Based Payment.

Moss Adams LLP

Seattle, Washington

July 12, 2007

Tully’s Coffee Corporation

Consolidated Balance Sheets

	April 2, 2006	April 1, 2007
	(dollars in thousands, except share data)
Assets
Current assets
Cash and cash equivalents	$5,381	$1,430
Accounts receivable, net of allowance for doubtful accounts of $149 and $295 at 2006 and 2007, respectively	2,305	3,970
Inventories	3,140	3,023
Prepaid expenses and other current assets	853	778

Total current assets	11,679	9,201
Property and equipment, net	8,611	7,115
Goodwill, net	456	456
Other intangible assets, net	405	273
Other assets	376	305

Total assets	$21,527	$17,350

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities
Accounts payable	$3,398	$5,957
Accrued liabilities	2,779	3,897
Credit line and current portion of long-term debt	2,126	4,228
Current portion of capital lease obligations	83	42
Deferred revenue	2,486	3,755

Total current liabilities	10,872	17,879
Long-term debt, net of current portion	28	19
Capital lease obligation, net of current portion	72	53
Other liabilities	1,093	955
Deferred lease costs	1,421	1,129

Deferred revenue, net of current portion	2,914	1,424

Total liabilities	16,400	21,459

Commitments and contingencies (Note 16)
Stockholders’ equity (deficit)
Series A Convertible Preferred stock, no par value; 31,000,000 shares authorized, 15,559,152 and 15,559,152 issued and outstanding at 2006 and 2007, respectively; stated value of $2.50 per share and a liquidation preference of $38,898 (2006) and $38,898 (2007)	34,639	34,639
Common stock, no par value; 120,000,000 shares authorized at 2006 and 2007; 2,220,992 and 2,406,570 shares issued and outstanding at 2006 and 2007, respectively, with a liquidation preference of $39,981 (2006) and $43,322 (2007)	9,610	9,822
Series B Convertible Preferred stock, no par value; 8,000,000 shares authorized, 4,920,709 and 4,920,709 issued and outstanding at 2006 and 2007, respectively, stated value of $2.50 per share and a liquidation preference of $12,302 (2006) and $12,302 (2007)	10,911	10,911
Additional paid-in capital	28,339	28,645
Accumulated deficit	(78,372)	(88,126)

Total stockholders’ equity (deficit)	5,127	(4,109)

Total liabilities and stockholders’ equity (deficit)	$21,527	$17,350

The accompanying notes are an integral part of these consolidated financial statements.

Tully’s Coffee Corporation

Consolidated Statements of Operations

	Years ended
	April 3, 2005	April 2, 2006	April 1, 2007
	(dollars in thousands, except per share data)
Net sales
Retail store sales	$40,102	$38,194	$39,334
Wholesale sales	9,516	13,187	20,901
Specialty sales of products	41	11	6

Total sales of products	49,659	51,392	60,241
Licenses, royalties, and fees	2,234	842	201
Recognition of deferred revenue	2,087	6,011	1,440

Net sales	53,980	58,245	61,882

Cost of goods sold and operating expenses
Retail cost of goods sold	13,596	13,456	14,293
Retail occupancy expenses	5,108	5,236	5,217

Total retail cost of goods sold and related occupancy expenses	18,704	18,692	19,510
Wholesale cost of goods sold	5,118	8,398	14,546
Specialty cost of goods sold	35	7	5

Cost of goods sold and related occupancy expenses	23,857	27,097	34,061
Store operating expenses	17,341	17,095	17,911
Other operating expenses	2,763	3,538	5,419
Wholesale shipping expenses	309	489	828
Marketing, general and administrative costs	7,754	7,355	9,641
Depreciation and amortization	3,651	3,529	3,340
Settlement of litigation	1,628	—	72
Evaluation of business integration opportunity	129	—	—
Impairment of long-lived assets	200	236	—
Store closure and lease termination costs	43	219	96

Total cost of goods sold and operating expenses	57,675	59,558	71,368

Operating loss	(3,695)	(1,313)	(9,486)
Other income (expense)
Interest expense	(570)	(527)	(343)
Interest income	3	208	56
Gain on sale of Japan Rights	—	17,392	—
Miscellaneous income	46	68	36
Loan guarantee fee expense	(357)	(66)	—

Total other income (expense)	(878)	17,075	(251)

Income (loss) before income taxes	(4,573)	15,762	(9,737)
Income tax expense	52	339	17

Net income (loss)	$(4,625)	$15,423	$(9,754)

Earnings (loss) per share—basic and diluted
Earnings (loss) per share—basic	$(2.21)	$6.97	$(4.27)
Earnings (loss) per share—diluted	$(2.21)	$2.42	$(4.27)
Weighted average shares used in computing basic and diluted earnings (loss) per share (in thousands)
Earnings (loss) per share—basic	2,095	2,212	2,283
Earnings (loss) per share—diluted	2,095	6,434	2,283

The accompanying notes are an integral part of these consolidated financial statements.

Tully’s Coffee Corporation

Consolidated Statements of Changes in Stockholders’ Equity (Deficit)

Years Ended April 3, 2005, April 2, 2006, and April 1, 2007

	Convertible Preferred Stock				Convertible Preferred Stock, to be issued		Common Stock		Common Stock, to be issued		Additional paid-in capital	Deferred Stock Compensation	Accumulated Deficit	Total
	Series A Shares	Series A Amount	Series B Shares	Series B Amount	Series A Shares	Series A Amount	Shares	Amount	Shares	Amount
	(dollars in thousands, except per share data)
Balance, March 28, 2004	15,378,264	$34,483	4,990,709	$11,066	—	$—	2,061,288	$9,286	—	$—	$27,738	$(74)	$(89,170)	$(6,671)
Issuance of common stock warrants as compensation for loan guarantees											226			226
Exercise of stock options							32,760	16						16
Issuance of stock options											58	(58)		—
Conversion of Series B to Common			(10,000)	(22)			1,250	22						—
Amortization of deferred stock compensation												110		110
Cancellation of stock options											(48)			(48)
Exercise of common stock warrants							73,818	60						60
Proceeds from rights offering					180,888	452			42,109	249				701
Stock offering costs						(295)				(163)				(458)
Net loss													(4,625)	(4,625)

Balance, April 3, 2005	15,378,264	$34,483	4,980,709	$11,044	180,888	$157	2,169,116	$9,384	42,109	$86	$27,974	$(22)	$(93,795)	$(10,689)

The accompanying notes are an integral part of these consolidated financial statements.

Tully’s Coffee Corporation

Consolidated Statements of Changes in Stockholders’ Equity (Deficit)

Years Ended April 3, 2005, April 2, 2006, and April 1, 2007

(continued)

	Convertible Preferred Stock				Convertible Preferred Stock, to be issued		Common Stock		Common Stock, to be issued		Additional paid-in capital	Deferred Stock Compensation	Accumulated deficit	Total
	Series A Shares	Series A Amount	Series B Shares	Series B Amount	Series A Shares	Series A Amount	Shares	Amount	Shares	Amount
	(dollars in thousands, except per share data)
Balance, April 3, 2005	15,378,264	$34,483	4,980,709	$11,044	180,888	$157	2,169,116	$9,384	42,109	$86	$27,974	$(22)	$(93,795)	$(10,689)
Issuance of common stock warrants as compensation for loan guarantees											254			254
Exercise of stock options							4				—			—
Issuance of stock options											42			42
Conversion of Series B to Common			(60,000)	(133)			7,500	133						—
Amortization of deferred stock compensation												22		22
Stock option expense											69			69
Exercise of common stock warrants							2,263	6						6
Issuance of shares from Rights Offering	180,888	156			(180,888)	(157)	42,109	87	(42,109)	(86)				—
Net income													15,423	15,423

Balance, April 2, 2006	15,559,152	$34,639	4,920,709	$10,911	—	$—	2,220,992	$9,610	—	$—	$28,339	$—	$(78,372)	$5,127

The accompanying notes are an integral part of these consolidated financial statements.

Tully’s Coffee Corporation

Consolidated Statements of Changes in Stockholders’ Equity (Deficit)

Years Ended April 3, 2005, April 2, 2006, and April 1, 2007

(continued)

	Convertible Preferred Stock				Common Stock		Additional paid-in capital	Accumulated deficit	Total
	Series A Shares	Series A Amount	Series B Shares	Series B Amount	Shares	Amount
	(dollars in thousands, except per share data)
Balance, April 2, 2006	15,559,152	$34,639	4,920,709	$10,911	2,220,992	$9,610	$28,339	$(78,372)	$5,127
Exercise of common stock warrants					103,070	119			119
Exercise of stock options					75,508	9			9
Issuance of common stock under terms of legal settlement					7,000	84			84
Stock option expense							306		306
Net loss								(9,754)	(9,754)

Balance, April 1, 2007	15,559,152	$34,639	4,920,709	$10,911	2,406,570	$9,822	$28,645	$(88,126)	$(4,109)

The accompanying notes are an integral part of these consolidated financial statements.

Tully’s Coffee Corporation

Consolidated Statements of Cash Flows

	Years ended
	April 3, 2005	April 2, 2006	April 1, 2007
	(dollars in thousands)
Cash flows from operating activities
Net income (loss)	$(4,625)	$15,423	$(9,754)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation and amortization	3,651	3,529	3,340
Impairment of long-lived assets	200	236	—
Store closure costs charged to operations	43	219	96
Loss on sale of property and equipment	21	5	—
Gain on sale of Japan Rights	—	(17,392)	—
Stock option expense	62	114	362
Provision for doubtful accounts	103	220	180
Loan guarantee fee expense	357	66	—
Non-cash interest expense	124	—	—
Recognition of deferred revenue	(2,315)	(6,318)	(1,452)
Changes in assets and liabilities
Accounts receivable	(902)	(813)	(1,844)
Inventories	(124)	(600)	117
Prepaid expenses and other current assets	19	631	533
Accounts payable	2,463	(1,241)	2,559
Accrued liabilities	1,027	(1,293)	1,016
Other liabilities	1,093	—	—
Deferred revenue	228	303	1,257
Deferred lease costs	(81)	(195)	(292)
Deferred licensing revenue cash received	—	25	(25)

Net cash provided by (used in) operating activities	1,344	(7,081)	(3,907)

Cash flows from investing activities
Net proceeds from Japan Rights sale	—	17,392	—
Purchases of property and equipment	(560)	(2,307)	(1,763)
Other	(4)	(62)	(32)

Net cash (used in) provided by investing activities	(564)	15,023	(1,795)

Cash flows from financing activities
Gross borrowings (repayments) under credit lines	(591)	(465)	2,152
Payments on long-term debt (including convertible note) and capital leases	(318)	(3,539)	(528)
Proceeds from exercise of stock options and warrants	76	6	127
Proceeds from rights offering	243	—	—

Net cash (used in) provided by financing activities	(590)	(3,998)	1,751

Net increase in cash and cash equivalents	190	3,944	(3,951)
Cash and cash equivalents
Beginning of period	1,247	1,437	5,381

End of period	$1,437	$5,381	$1,430

Supplemental disclosure of cash flow information and non-cash investing and financing activities:
Cash paid during the period for interest	$296	$622	$296
Non-cash investing and financing activity
Insurance premiums financed through note payable	543	535	544
Purchases of property and equipment through capital leases	40	83	27
Liability paid through issuance of stock	—	—	84

The accompanying notes are an integral part of these consolidated financial statements.

Tully’s Coffee Corporation

Notes to Consolidated Financial Statements

1. The Company and significant accounting policies

The Company and nature of operations

Tully’s Coffee Corporation was formed in 1992. In these consolidated financial statements, references to “we,” “us,” “Tully’s” or the “Company” refer to Tully’s Coffee Corporation. Tully’s hand roasts premium specialty coffees that are sold through retail specialty coffee stores operating under the Tully’s brand and are also sold through our Wholesale division to domestic customers in the foodservice, supermarket, restaurant, office coffee service and institutional channels. Tully’s-branded retail stores are operated by our Retail division and are also operated by other parties under license or franchise. Tully’s stores sell our high quality, premium roasted whole bean coffees, and serve a wide selection of hot and cold beverages that feature our coffees and our premium softened ice cream. Tully’s stores also sell baked goods and pastries and other complementary snack and food items and coffee-related accessories, supplies, and equipment.

The company-operated and franchised Tully’s retail stores operating in the United States are summarized as follows:

	April 3, 2005	April 2, 2006	April 1, 2007
STORE LOCATIONS BY STATE :
Washington	64	72	80
California	25	26	26
Arizona	1	6	13
Idaho	1	3	6
Oregon	6	4	3

TOTAL	97	111	128

Our Specialty division is responsible for our U.S. franchising activities (exclusive of any product sales to these customers, which are included in the Wholesale division) and for our international business activities (see Note 13). For purposes of these consolidated financial statements, the terms “franchise” and “license” are used interchangeably.

Fiscal periods

We end our fiscal year on the Sunday closest to March 31. As a result, we record our revenue and expenses on a 52 or 53 week period, depending on the year. The fiscal year ended April 1, 2007 (“Fiscal 2007”) included 52 weeks, the fiscal year ended April 2, 2006 (“Fiscal 2006”) included 52 weeks, while our fiscal year ending April 3, 2005 (“Fiscal 2005”) included 53 weeks. Each of the fiscal years ending March 28, 2004 (“Fiscal 2004”) and March 30, 2003 (“Fiscal 2003”) included 52 weeks. The fiscal year ending March 30, 2008 (“Fiscal 2008”) will have 52 weeks.

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Spinelli Coffee Company and Tully’s Bellaccino, llc. All significant intercompany balances and transactions have been eliminated in consolidation.

Reverse Stock Split

On June 28, 2007, our articles of incorporation were amended to effect a one-for-eight reverse stock split of our common stock, as described in Note 18. All common share information (including information related to options and warrants to purchase common stock) and all “per share” information related to our common stock in the consolidated financial statements have been restated to reflect the one-for-eight reverse split.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash equivalents in excess of current operating requirements are invested in short-term, interest-bearing instruments with maturities of three months or less at the date of purchase and are stated at cost, which approximates market value.

Trade Accounts Receivable

Tully’s provides products to approved customers on an open account basis. We generally do not require collateral on trade receivables. Tully’s reviews a customer’s credit history before extending credit and establishes an allowance for doubtful accounts based on the risk of specific customers. Historically, credit related losses on trade receivables have not been significant.

Inventories

Inventories are stated at the lower of cost (on the first-in, first-out basis) or market. Our sourcing and merchandising process is centralized, but each store generally orders its individual requirements from our distribution facility and our authorized vendors. We purchase our green coffee beans from several vendors and are not significantly dependent on any single source of supply.

Property and equipment

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation of property and equipment includes amortization of assets under capital leases and is provided on the straight-line method over the estimated economic lives. Machinery and equipment are depreciated over 5 to 7 years. Leasehold improvements are depreciated over the shorter of their estimated economic lives (generally ten years) or the applicable lease term as defined under generally accepted accounting principles. Software is depreciated over 3 years. The cost of property held under capital lease is equal to the lower of the net present value of the minimum lease payments or the fair value of the leased property at the inception of the lease. Expenditures for additions and improvements are capitalized and expenditures for repairs and maintenance are charged to expense as incurred. The cost and accumulated depreciation of assets sold or retired are removed from the accounts, and the related gains and losses are included in the results of operations. Certain properties and equipment have been reduced below cost due to impairment charges.

Other intangible assets

Other intangible assets include leasehold interests, trademark and associated design costs, covenants not to compete, and other assets. Amortization of leasehold interests is provided over the applicable lease term as defined under generally accepted accounting principles. Other intangible assets are amortized on the straight-line method over estimated lives of 5 to 15 years.

Impairment of long-lived assets

Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), requires that long-lived assets and certain intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If impairment has occurred, an impairment loss must be recognized.

As part of our review, assets are grouped and evaluated at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. Tully’s has identified this lowest level to be principally individual stores. We consider historical performance and future estimated results in our evaluation of potential impairment and then compare the carrying amount of the asset to the estimated future cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, we measure the amount of the impairment by comparing the carrying amount of the asset to its fair value. The estimation of fair value is measured by discounting expected future cash flows.

Lease termination costs

Periodically, Tully’s will determine that certain leases will be terminated and the location will be closed. At such determination, we accrue for the net future minimum lease payments of the related lease agreements. Amounts accrued as net future minimum losses include the discounted estimated future rental payments, lease termination fees, and sub-lease recoveries.

Segment reporting

We present segment information in accordance with Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information (“SFAS 131”),” which established reporting and disclosure standards for an enterprise’s operating segments. Operating segments are defined as components of an enterprise for which separate financial information is available and regularly reviewed by our senior management.

Our Retail division operates Tully’s Coffee retail stores in the United States and generates revenues through the sales of products in these stores. We complement our Retail division’s operations with additional channels for distribution of our branded products, which we manage as separate business segments: (1) our Specialty division, which sells Tully’s coffee and related products and supplies to our foreign licensees and manages the relationships with these licensees and our U.S. franchisees, and (2) our Wholesale division, which sells Tully’s coffee and related products and supplies to domestic resellers in the supermarket, foodservice, restaurant, office coffee service, and institutional channels, including our U.S. franchisees. The Wholesale division is also responsible for our mail order and Internet sales activities.

Revenue recognition

Sales are generally recognized at the time of the sale at retail store locations. Customer payments received on the issuance and replenishment of our Tully’s coffee cards (stored value payment cards) are deferred and recognized as revenues when the cards are redeemed, net of the estimated amounts of customer incentives and discounts associated with the cards. Management’s judgment is involved in determining the applicable timing for recognition of these incentives and discounts in revenues. Sales for the wholesale and specialty divisions are recognized upon shipment of the products. Allowances to wholesale customers for retail display and distribution positions (such as “slotting” allowances) are recognized as a reduction in sales, reducing gross profits until fully amortized (typically a period of two to six months). Other wholesale sales discounts and allowances are recognized in the period earned by the customer. In some instances, the amounts of an allowance or discount will depend upon the actual performance of a customer for a particular program (such as the number of packages of

Tully’s product sold in a particular period of time). The actual performance for the program will be determined by the customer and Tully’s after the program is completed. Tully’s initially records management’s estimate of the expected results for such programs, and then an adjustment is made, as necessary, when the actual results are reported to Tully’s.

Revenues from advance license fees and similar agreements are recognized on the straight-line basis over the expected life of the agreements. Management’s judgment is involved in determining the applicable amortization periods for these advance license fees. Royalty revenues for specialty licensees are recognized in accordance with the license agreements based upon sales at specific licensee store locations. Coffee roasting fees are recognized when the licensee that is subject to the fee purchases coffee. Initial franchise fees for new stores franchised by Tully’s are recognized when Tully’s has completed the services required to earn these fees and make them non-refundable, which is generally upon opening of a store. Royalty revenues from franchisee operated stores are recognized according to the relevant franchise agreements.

Concentrations of credit risk

We sell to various individuals and organizations while extending credit to customers and are therefore subject to credit risk. Tully’s maintains its cash and investment balances with what we believe to be high credit quality financial institutions.

Store pre-opening costs

Costs incurred in connection with start-up and promotion of new store openings are expensed when incurred.

Advertising costs

Costs incurred for advertising and marketing are expensed in the periods to which the promotions are applicable and totaled $1,259,000, $1,238,000, and $2,406,000 during Fiscal 2005, Fiscal 2006, and Fiscal 2007, respectively. Local store advertising and marketing costs are reported in store operating expenses, while the advertising and marketing costs of our Wholesale and Specialty divisions are reported in other operating expenses. General advertising and marketing costs for the Company and our Retail division are reported in marketing, general and administrative costs.

Rent expense

Tully’s operates in leased buildings. Certain lease agreements provide for scheduled rent increases during the lease terms or for rental payments commencing on a date other than the date of initial occupancy. Such “stepped” rent expense is recorded on a straight-line basis over the respective terms of the leases. Certain leases require contingent rent based on gross sales and such rent expense is recognized as incurred. Certain leases have rent holiday (“free rent”) periods, and Tully’s recognizes these rental credits on a straight-line basis over the respective lease terms.

Litigation costs

From time to time, the Company may become involved in litigation or similar claims. Such matters are evaluated, and, if it is determined that a loss is probable and estimable, the estimated amount is recorded, including the estimated costs of defending the matter (if applicable). Potential gains associated with such litigation are recognized if and when they are realized by us.

Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Tully’s has recorded a valuation allowance against net deferred tax assets as we could not conclude that it was more likely than not that the tax benefits from temporary differences and net operating loss carryforwards would be realized. In subsequent periods, we may reduce the valuation allowance, provided that the possibility of utilization of the deferred tax assets is more likely than not.

Fair value of financial instruments

The carrying amount of cash and cash equivalents and other current assets and liabilities, such as accounts receivable and accounts payable as presented in the consolidated financial statements, approximates fair value based on the short-term nature of these instruments. We believe the carrying amounts of our notes payable, line of credit and long-term debt approximate fair value because the interest rates are subject to change with, or approximate, market interest rates.

Stock-based compensation

On April 3, 2006, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 123 (Revised), “Share-Based Payment,” (“SFAS 123(R)”) which requires the measurement and recognition of compensation for all stock-based awards made to employees, including stock options and restricted stock rights, based on estimated fair values. SFAS 123(R) supersedes previous accounting under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” (“APB 25”).

We adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of April 3, 2006. In accordance with the modified prospective transition method, our consolidated financial statements for periods prior to Fiscal 2007 have not been restated to reflect this change. Stock-based compensation recognized under the new standard is based on the value of the portion of the stock-based award that vests during the period, adjusted for expected forfeitures. Stock-based compensation recognized in our consolidated financial statements for Fiscal 2007 include compensation cost for stock-based awards granted prior to, but not fully vested as of, April 2, 2006, and stock-based awards granted subsequent to April 2, 2006. Our stock-based awards consist primarily of stock options granted to employees and directors.

The compensation cost for awards granted prior to April 3, 2006 is based on the grant-date fair value of the stock-based award estimated in accordance with the pro forma provisions of SFAS 123, while awards granted after April 2, 2006 follow the provisions of SFAS 123(R). Compensation cost for awards granted prior to April 2, 2006 is recognized on a straight-line basis over the requisite service period for each separately remaining vesting portion of the award, while compensation cost for awards granted after April 2, 2006 is recognized on a straight-line basis over the requisite service period for the entire award.

For all of these stock-based awards, we have used the Black-Scholes option pricing model for the valuation for stock option awards on the date of grant. These computations are affected by the estimated fair value of our stock at the grant date as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the expected life of the award, our expected stock price volatility over the term of the award and actual and projected exercise behaviors. Although the fair value of stock option awards is determined in accordance with SFAS 123(R), the Black-Scholes option pricing model requires the input of subjective assumptions, and other reasonable assumptions could provide differing results.

Earnings (loss) per share

Basic earnings (loss) per share is calculated as net income (loss) applicable to the common shareholders divided by the weighted-average number of shares of common stock outstanding during the period. Diluted earnings (loss) per share is based on the weighted-average number of shares of common stock and common stock equivalents outstanding during the period, including options, warrants, convertible preferred stock and convertible debt computed using the treasury stock method. The computation of net income (loss) per share is summarized in Note 22.

Reclassifications

Reclassifications of prior year balances have been made to conform to the current year classifications and have no impact on net income (loss) or financial position.

New accounting standards

In February 2007, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standard No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” or SFAS 159. SFAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value. It is expected to expand the use of fair value measurements which is consistent with the Financial Accounting Standards Board’s long-term measurement objectives for accounting for financial instruments. SFAS 159 is effective for our first fiscal year that begins after November 15, 2007, which is our fiscal year 2009 that begins in April 2008. The Company is currently evaluating the impact of this statement to its financial position and results of operations.

In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157, “Fair Value Measurements,” or SFAS 157. This statement defines fair value, establishes a fair value hierarchy to be used in generally accepted accounting principles and expands disclosures about fair value measurements. Although this statement does not require any new fair value measurements, the application could change current practice. The statement is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement to its financial position and results of operations.

In June 2006, the Emerging Issues Task Force, or EITF, issued EITF 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation),” or EITF 06-3. EITF 06-3 provides guidance on the presentation in the income statement of any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer. EITF 06-3 requires that taxes be presented in the income statement either on a gross basis (included in revenues and costs) or a net basis (excluded from revenues), and that this accounting policy decision be disclosed. EITF 06-3 should be applied to financial reports for interim and annual reporting periods beginning after December 15, 2006. Adoption of EITF 06-3 did not have a material impact to our consolidated financial statements.

In July 2006, the FASB issued Interpretation No. 48, or FIN 48, “Accounting for Uncertainty in Income Taxes,” which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” FIN 48 provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. FIN 48 is effective for years beginning after December 15, 2006. We do not believe the adoption of FIN 48 will have a material impact to our consolidated financial statements.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”, or SAB 108. SAB 108 provides guidance on consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have a material impact on our consolidated financial statements.

FSP EITF 00-19-2. In December 2006, the FASB issued FASB Staff Position EITF 00-19-2, “Accounting for Registration Payment Arrangements,” or FSP EITF 00-19-2. FSP EITF 00-19-2 specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FASB Statement No. 5, “Accounting for Contingencies.” A registration payment arrangement is defined in FSP EITF 00-19-2 as an arrangement with both of the following characteristics: (1) the arrangement specifies that the issuer will endeavor (a) to file a registration statement for the resale of specified financial instruments and/or for the resale of equity shares that are issuable upon exercise or conversion of specified financial instruments and for that registration statement to be declared effective by the United States Securities Exchange Commission within a specified grace period, and/or (b) to maintain the effectiveness of the registration statement for a specified period of time (or in perpetuity); and (2) the arrangement requires the issuer to transfer consideration to the counterparty if the registration statement for the resale of the financial instrument or instruments subject to the arrangement is not declared effective or if effectiveness of the registration statement is not maintained. FSP EITF 00-19-2 is effective for registration payment arrangements and the financial instruments subject to those arrangements that are entered into or modified subsequent to December 21, 2006. For registration payment arrangements and financial instruments subject to those arrangements that were entered into prior to the issuance of FSP EITF 00-19-2, this guidance is effective for financial statements issued for fiscal years beginning after December 15, 2006, and interim periods within those fiscal years. The adoption of FSP EITF 00-19-2 is not expected to have an impact on our consolidated financial statements.

2. Liquidity

As of April 1, 2007 we had cash and cash equivalents of $1,430,000, and a working capital deficit of $8,678,000. Because we principally operate as a “cash retail business,” we generally do not require a significant net investment in working capital and historically have operated with current liabilities in excess of our current assets. Our wholesale business requires a greater level of investment in accounts receivable and inventory, which have increased as that business has grown. Our inventory levels typically increase during the spring due to coffee crop seasonality and, to a lesser degree, during the autumn due to holiday season merchandise. Inventories are also subject to short-term fluctuations based upon the timing of coffee receipts. We expect that our investment in accounts receivable and inventories will increase in Fiscal 2008, primarily as the result of anticipated further growth in the wholesale division.

Cash requirements for Fiscal 2008, other than normal operating expenses and the commitments described in the consolidated financial statements and notes, are expected to consist primarily of capital expenditures related to the opening of new company-operated stores and equipment and accounts receivable related to new wholesale business. Franchised stores do not require capital investment in property and equipment by Tully’s, but we do incur selling and support costs for such new stores related to store opening, training, and quality control. In the next twelve months, we expect to open between 30 and 40 company-operated stores, depending upon the amount and timing of the capital raised for this purposes, as described below. Based on our past experience, a new company-operated store will typically require a capital investment of approximately $300,000 to $400,000, but this varies depending on the specific location. Some of these capital expenditures may be accomplished through operating or capital leases.

Liabilities at April 1, 2007 include deferred licensing revenue in the aggregate amount of $2,889,000. We will liquidate the deferred revenue balance through recognition of non-cash revenues in future periods, rather than through cash payments. We believe it is unlikely that any substantial performance will be required by Tully’s relative to this deferred licensing revenue.

On April 26, 2007, we borrowed $4,000,000 from Benaroya Capital and issued the Benaroya Note to evidence that indebtedness. On July 12, 2007, the Benaroya Note amount was amended to establish a credit facility (the “Benaroya credit facility”) with allowable borrowings of up to $10 million, to reduce the interest rate from 15% to 13.5% per annum (effective July 12, 2007) and to extend its maturity date. Borrowings under the Benaroya credit facility are due upon the earlier of (i) August 31, 2008, (ii) the first business day following the closing of an underwritten public offering of our equity securities and (iii) 30 days after the lender has given Tully’s notice that the lender, in good faith, deems itself insecure. Interest accrues on the outstanding principal balance of the Benaroya Note, calculated on a daily basis and payable on the maturity date. Overdue amounts bear interest at a rate equal to eighteen percent (18%) per annum. Borrowings under the Benaroya credit facility are secured by all of Tully’s assets but are subordinate to Northrim’s existing lien on accounts receivable and inventory. As additional consideration for the loan, the Company has granted warrants to purchase a total of 72,191 shares of common stock at an exercise price of $2.64 per share to Benaroya Capital. The warrants become exercisable on the earliest to occur of (a) the completion of the Company’s first underwritten public offering of common stock; (b) immediately prior to a change of control event (as defined in the warrant); or (c) April 26, 2008, and will expire during 2012. We will recognize non-cash interest expense of approximately $624,000 during the period that the Benaroya credit facility is in place, based on the fair value of the warrants at the respective date of grant. Loan fees of $100,000 (on the initial Benaroya note) and $482,000 (in connection with the establishment of the Benaroya credit facility) will also be recognized as interest expense during the periods that the Benaroya credit facility is in place. At July 12, 2007, $4,482,000 was outstanding under the Benaroya Note, inclusive of the commitment fee related to the establishment of the Benaroya credit facility. The Benaroya credit facility generally allows additional monthly borrowings of $500,000 ($750,000 for August and September 2007) up to the maximum of $10 million. Our chairman has guaranteed our obligations under the Benaroya credit facility, and another shareholder has guaranteed up to $3,000,000 under the Benaroya credit facility. Our chairman is not being compensated for his guaranty. We have agreed to compensate the second guarantor through the cash payment of a $167,100 commitment fee and a grant of warrants to purchase 21,000 shares of our common stock at an exercise price of $2.64 per share (these warrants become exercisable on the earliest to occur of (a) immediately prior to the completion of our first underwritten public offering of common stock, (b) immediately prior to the completion of certain other securities offerings defined in the warrant, and (c) July 12, 2008). We will recognize non-cash warrant costs of approximately $181,400 and the $167,100 commitment fee as loan guaranty costs during the period that this second guaranty is in effect. Additionally, we will pay a facility draw fee to this second guarantor at the annualized rate of 2% on the average amount of guaranteed debt outstanding. We have agreed to indemnify these guarantors from all claims, liabilities, costs and expenses incurred by them arising from or related to the note holder’s demands under the guarantees. We also have agreed not to increase the amount of our Northrim credit facility or grant any other security interest in our assets without the prior written consent of these guarantors. In June 2007, we renewed our secured credit facility with Northrim as described in Note 11.

We believe that the net proceeds of our proposed public offering, if completed, together with anticipated cash flows from operations will be sufficient to satisfy our working capital and capital expenditure requirements including store development for at least the next 12 months. Beyond the next 12 months, additional financing may be needed to fund working capital and store development. If we do not complete the proposed common stock offering, or if it should be significantly delayed, we would likely be required to substantially reduce or delay our plans for growth of our business. In this event, we would rely upon our existing debt facilities, including the Northrim credit facility and the Benaroya Note, together with anticipated cash flows from operations, which we believe would be sufficient to satisfy our working capital and operating requirements at a lower level of business growth, for at least the next 12 months. However, all of these debt facilities have maturities prior to the end of August 2008 and would need to be renewed or refinanced. Further, changes in our operating plans, acceleration of our expansion plans, lower than anticipated sales, increased expenses, or other events, may require us to seek additional debt or equity financing on an accelerated basis. Additional equity financing may be dilutive to the holders of our common stock and debt financing, if available, may involve significant cash payment obligations or financial covenants and ratios that restrict our ability to operate our business. Financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could impact negatively our growth plans, financial condition, and results of operations. We could be required to substantially reduce the number of new company-operated stores opened in Fiscal 2008, substantially reduce operating, marketing, general and administrative costs related to our continuing operations, or reduce or discontinue our investments in store improvements, new customers and new products. If these actions were not sufficient, we could be required to sell stores or other assets and could be unable to take advantage of business opportunities or respond to competitive pressures. The sale of stores or other income-producing assets could adversely affect our future operating results and cash flows.

3. Accounts Receivable and allowance for doubtful accounts

Accounts receivable represent amounts billed to customers. The allowance for doubtful accounts reflects our best estimate of probable losses inherent in the accounts receivable balance. We determine the allowance based on known troubled accounts, historical experience, and other currently available evidence. Accounts receivable determined to be uncollectible are charged against the allowance for doubtful accounts and recoveries are credited to the allowance for doubtful accounts.

The allowance for doubtful accounts is summarized as follows:

	Years ended
	April 2, 2006	April 1, 2007
	(dollars in thousands)
Balance, beginning of the year	$171	$149
Additions charged to costs and expenses	220	180
Write-offs and other deductions	(242)	(34)

Balance, end of the year	$149	$295

4. Inventories

Inventories consist of the following:

	April 2, 2006	April 1, 2007
	(dollars in thousands)
Coffee
Unroasted	$939	$792
Roasted	1,361	1,167
Other goods held for sale	416	479
Packaging and other supplies	424	585

Total	$3,140	$3,023

5. Other assets

Other assets consist of the following:

	April 2, 2006	April 1, 2007
	(dollars in thousands)
Security deposits	$255	$244
Other prepaid expenses	121	61

Total	$376	$305

6. Property and equipment

Property and equipment consist of the following:

	April 2, 2006	April 1, 2007
	(dollars in thousands)
Machinery and equipment	$9,940	$10,429
Leasehold improvements	16,115	16,115
Furniture and fixtures	4,031	4,647
Asset held under capital lease	1,057	1,074
Software	343	464

	31,486	32,729
Less: Accumulated depreciation and amortization	(22,875)	(25,614)

Total	$8,611	$7,115

7. Goodwill and intangible assets

Goodwill and other intangible assets consist of the following:

	April 2, 2006	April 1, 2007
	(dollars in thousands)
Goodwill	$456	$456

Other intangible assets:
Leasehold interests	491	491
Lease commissions	199	177
Trademark and associated design costs	411	456
Covenants not to compete	261	11
Other	10	10

	1,372	1,145
Less accumulated amortization	(967)	(872)

Total other intangible assets	$405	$273

Under SFAS 142, goodwill is to be periodically reevaluated and the carrying amount for goodwill is required to be reduced if an impairment is identified. Tully’s has determined that this analysis will be performed annually during the fourth quarter of each fiscal year. The analysis was performed and no impairment was identified for Fiscal 2005, Fiscal 2006, or Fiscal 2007.

The total amortization expense of other intangible assets was $88,000, $105,000, and $92,000 in Fiscal 2005, Fiscal 2006 and Fiscal 2007, respectively. Amortization expense for these other intangible assets during the next five years is estimated to be between $45,000 and $100,000 per year.

8. Impairment of long-lived assets

Tully’s recognized non-cash impairment losses of $200,000 and $236,000 in the fourth quarters of Fiscal 2005 and Fiscal 2006, respectively, in accordance with the provisions of SFAS 144 and SFAS 142. This relates to impairment of leasehold improvements and equipment. No impairment was identified in the review for Fiscal 2007. These reviews were performed in connection with the development and implementation of our annual business plans. In order to determine the impairment, considerable management judgment is necessary to estimate discounted future cash flows. Accordingly, actual results could vary significantly from such estimates.

9. Income taxes

The gain recognized on the Japan Rights sale is taxable for federal and state income tax purposes. Our net operating loss carryforwards have offset this gain for federal income tax purposes, but a portion of the gain is taxable for state income taxes and for federal alternative minimum tax (“AMT”) purposes. We recognized estimated state income tax and AMT expense of $335,000 in Fiscal 2006.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. The significant components of deferred tax assets and liabilities are as follows:

	April 2, 2006	April 1, 2007
	(dollars in thousands)
Deferred tax assets
Net operating loss carryforwards	$9,283	$13,421
Stock options	1,671	1,468
Deferred revenue	1,604	1,061
Property and equipment	2,118	2,316
Asset impairment, store closures and lease termination costs	1,450	1,464
Deferred lease costs	522	415
Tax credit	207	309
Allowance for doubtful accounts	55	130
Accrued vacation and other liabilities	893	788
Other	95	111

Total deferred tax assets	17,898	21,483

Deferred tax liabilities—None
Less: Valuation allowance	(17,898)	(21,483)

Net deferred tax asset	$—	$—

At April 1, 2007, we had tax net operating loss carryforwards of approximately $37,000,000 that expire between 2013 and 2027.

Our ability to use our net operating losses to offset future income could be subject to restrictions enacted in the United States Internal Revenue Code of 1986, as amended. These restrictions limit future use of net operating losses and credit carryforwards if certain stock ownership changes occur.

The provision for income taxes is summarized as follows (dollars in thousands):

	Years ended
	April 3, 2005	April 2, 2006	April 1, 2007
Current taxes
Federal	$—	$281	$42
State	17	58	(25)
Foreign	35	—	—

Total current	52	339	17

Deferred taxes	—	—	—

Income tax expense	$52	$339	$17

A reconciliation of the statutory federal income tax rate to Tully’s effective income tax rate is as follows:

	Years ended
	April 3, 2005	April 2, 2006	April 1, 2007
Tax expense (benefit)
Federal statutory rate	(34.0)%	35.0%	(34.0)%
State income taxes, net of federal benefit	(1.6)%	1.7%	(2.7)%
Other	0.8%	0.2%	0.7%
Valuation allowance	34.8%	(35.4)%	35.8%

Effective income tax rate	—%	1.5%	0.2%

10. Accrued liabilities

Accrued liabilities consist of the following:

	April 2, 2006	April 1, 2007
	(dollars in thousands)
Employee wages and taxes	$1,149	$1,488
Professional fees and services	322	938
Accrued lease termination and store closure costs	190	139
Accrued real estate and property taxes	340	318
Accrued discounts and allowances (Note 3)	253	511
Other	525	503

Total	$2,779	$3,897

11. Credit lines and long term debt

On June 22, 2005, Tully’s entered into a secured credit facility with Northrim (the “Northrim Facility”). On June 25, 2007, the credit facility was renewed until July 31, 2008, unless terminated earlier by either party. Under the credit facility, Tully’s may borrow up to $5,000,000, subject to the amount of eligible accounts receivable and inventories. Borrowings under this facility bear interest at the prime rate plus 3.5% and are secured by our inventories and through the assignment (with recourse) of our accounts receivable.

On November 1, 2002, Tully’s entered into a borrowing arrangement that was secured by substantially all of our assets (the “KCL promissory note”). Certain of our directors and shareholders (the “Guarantors”) guaranteed $2,000,000 of the borrowings under the KCL promissory note. On August 31, 2005, the KCL promissory note was repaid in full. Concurrently with the repayment of the KCL promissory note, the guaranty agreements between Tully’s and the Guarantors were terminated and the Guarantors released their conditional security interest in Tully’s assets.

In consideration for providing the guaranties of the KCL promissory note, Tully’s issued warrants (with an exercise price of $0.40 per share) to the Guarantors while the debt was outstanding. Tully’s recognized these non-cash loan guaranty costs as a financing expense based upon the fair value at the date of grant of the warrants. We granted warrants to the Guarantors as summarized below:

	Number of Shares
	Director Guarantors	Other Guarantors	Total
Warrants issued in Fiscal 2004	55,544	36,611	92,155
Warrants issued in Fiscal 2005	27,772	64,796	92,568
Warrants issued in Fiscal 2006	8,620	20,114	28,734

Obligations under credit lines and long-term debt consist of the following:

	April 2, 2006	April 1, 2007
	(dollars in thousands)
Borrowings under the Northrim facility	$1,901	$4,053
Note payable for purchase of insurance, payable in monthly installments of approximately $42,000 including interest at 5.53%, through September 2007 collateralized by unearned or return insurance premiums, accrued dividends and loss payments	216	166
Vehicle purchase note payable in monthly installments of approximately $833 including interest at 3.98%, through March 2010, secured by the related vehicles	37	28

	2,154	4,247
Less: Current portion	(2,126)	(4,228)

Long-term debt, net of current portion	$28	$19

Since April 1, 2007, we have entered into additional financing arrangements as described in Note 23.

12. Convertible promissory note

In December 2000, Tully’s issued a promissory note in the principal amount of $3,000,000 to an affiliate of a shareholder and then-director of Tully’s, convertible into Series A Preferred stock at the option of the note holder. On November 14, 2005, Tully’s repaid the convertible promissory note and accrued interest.

13. International licenses and deferred revenue

Tully’s Coffee Japan

Prior to August 31, 2005, Tully’s had license and supply agreements with its licensee for Japan, Tully’s Coffee Japan. On August 19, 2005, Tully’s and Tully’s Coffee Japan entered into the Japan Rights Agreement under which Tully’s agreed to sell to Tully’s Coffee Japan all of Tully’s rights, title and interest for Japan with respect to the Tully’s trademarks, store designs, processes and other intellectual property assets and rights for the Tully’s business in Japan (the “Japan Rights”) for $17,500,000. The Japan Rights Agreement does not provide Tully’s Coffee Japan with the right to use Tully’s proprietary intellectual properties outside of Japan and does not affect Tully’s ownership or rights with respect to the Tully’s intellectual properties outside of Japan. Tully’s and Tully’s Coffee Japan have agreed to cooperate in the development of the Tully’s brand for the mutual benefit of the two companies.

The Japan Rights sale closed on August 31, 2005 and Tully’s received $13,819,000 on August 31, 2005. The remaining $3,681,000 of the purchase price was paid by Tully’s Coffee Japan to Tully’s on October 5, 2005. Under the Japan Rights Agreement, the parties also resolved a tax indemnification claim previously made by Tully’s Coffee Japan without any further payments by either party. Tully’s recognized a gain of $17,392,000 on the Japan Rights sale, as follows (dollars in thousands):

Cash sales price for Japan Rights	$17,500
Less—transaction costs	(108)

Gain on sale of Japan Rights	$17,392

Under the Japan Rights Agreement, the license and supply agreements with Tully’s Coffee Japan were terminated on August 31, 2005 and Tully’s right to receive license fees and coffee roasting fees from Tully’s

Coffee Japan terminated for periods after July 31, 2005. License fees and coffee roasting fee revenues from Tully’s Coffee Japan are summarized as follows (dollars in thousands):

	Years ended
	April 3, 2005	April 2, 2006	April 1, 2007
License fees and coffee roasting fee revenues from Tully’s Coffee Japan	$2,234	$811	$—

As the result of the termination of the license and supply agreements with Tully’s Coffee Japan, we recognized the unamortized balance of the deferred license revenue related to these agreements, which aggregated $4,405,000 as of August 31, 2005, in Fiscal 2006.

UCC Ueshima Coffee Company, Ltd.

In April 2001, Tully’s granted UCC Ueshima Coffee Company, Ltd. (“UCC”) a license to establish and operate Tully’s specialty coffee stores, including a license to use Tully’s business names, trademarks and intellectual property rights for purposes of establishing and operating Tully’s stores, and to sell Tully’s coffee at wholesale, in 25 Asian territories (excluding Japan which is served by Tully’s Coffee Japan). UCC operates retail stores and sells coffee under various UCC brands in many parts of Asia, and reported revenues of over $1 billion in the year ended March 31, 2006.

Since the license agreement was executed in April 2001, UCC has opened one Tully’s store, which it closed in 2004. UCC has not established nor operated any other Tully’s stores nor engaged in wholesale sales of Tully’s products within its territory. Asia has been a strong growth market for specialty coffee companies in this same time period. Tully’s has attempted to find a mutually satisfactory resolution to this problem with UCC. These efforts were not successful. In June 2006, Tully’s notified UCC that it is in breach of the license agreement. Despite attempts by Tully’s to reach an amicable resolution of this dispute, no agreement has been reached. On November 14, 2006, Tully’s notified UCC that the license agreement is terminated.

On November 7, 2006, UCC filed a lawsuit in the United States District Court for the Western District of Washington. The suit alleges that Tully’s breached the license agreement by, among other things, terminating the license agreement for non-performance and seeks a declaration that UCC is not in breach of the license agreement, that Tully’s is in breach, and that UCC is entitled to enforce its alleged security interest as to certain of Tully’s assets that were subject to the license agreement (i.e., the Asian trademarks and the right to use Tully’s intellectual properties in the territories). The suit further seeks a preliminary injunction enjoining Tully’s from taking any action to decrease the value of the license rights, an injunction prohibiting Tully’s from terminating the license agreement, and for attorneys fees and costs. The litigation is in the early stages of discovery. The parties have commenced the initial stages of discovery. Trial has been scheduled for April 7, 2008.

Tully’s has denied any liability to UCC and intends to vigorously defend its rights under the license agreement and the claims in this lawsuit. On December 7, 2006, Tully’s filed its answer, affirmative defenses and counterclaims. Tully’s counterclaims include: a request for a declaratory judgment that the license agreement is terminated; damages for UCC’s breach of contract; damages for UCC’s anticipatory breach of contract; and damages for UCC’s misrepresentations that wrongfully induced Tully’s to enter into the license agreement. We are seeking an award of pre-judgment interest and of Tully’s attorneys fees and costs. We intend to vigorously defend against the claims by UCC and to prosecute our counterclaims but this litigation is in its early stages and the ultimate outcome of the matter therefore is uncertain. It is not currently possible to estimate the additional impact, if any, that the ultimate resolution of this matter will have on Tully’s results of operations, financial position, or cash flows. Tully’s has included in “other operating expenses” the actual and estimated costs for the Company’s defense and for prosecution of its counterclaims (including $622,000 accrued at April 1, 2007) in the amount of $799,000 for Fiscal 2007.

At the April 2001 commencement of the UCC license term, UCC paid a license fee of $12 million to Tully’s. The license agreement provided that this fee was fully earned upon payment. Under the license agreement, Tully’s would also be paid a royalty of 1% on all associated retail and wholesale sales in these territories, starting after a zero royalty period of between seven and eight years. Additionally, throughout the contract term, Tully’s would have sales and profits associated with the sale of coffee, products, supplies and equipment for the licensed wholesale and retail businesses in the territories.

Tully’s initially recorded the $12 million license fee as deferred revenue, and has recognized it as revenue on a periodic basis during the zero royalty period, during which it was expected that Tully’s would have substantial performance obligations associated with supporting the opening and operation of Tully’s stores by UCC. As a result, deferred licensing revenues (included in liabilities) at April 1, 2007 include $2,880,000 associated with the UCC license agreement.

After assessing the developments of the past few months, including the attempts to amicably resolve the dispute with UCC, the continuing nonperformance by UCC (which is contested by UCC), the November 14, 2006 termination of the license agreement by Tully’s (which is contested by UCC) and the litigation described above, Tully’s believes it is unlikely that any substantial performance will be required by Tully’s during the remainder of the zero royalty period established under the license agreement. However, due to the early stage of the litigation with UCC, Tully’s believes it is premature to account for the termination of this license agreement as a “repossession” under Statement of Financial Accounting Standards No. 45, “Accounting for Franchise Fee Revenue” (which would result in the accelerated recognition of the remaining deferred revenue and recognition of associated deferred costs of approximately $121,000 at April 1, 2007). Accordingly, Tully’s continued to amortize the revenue during Fiscal 2007 on the same basis as in the previous quarters of Fiscal 2007. Tully’s expects to periodically reevaluate the timing for recognition of this deferred revenue and the associated deferred costs, based upon the development of the UCC litigation.

Deferred licensing revenue recognized under the agreements with Tully’s Coffee Japan and the license agreement with UCC is summarized as follows (dollars in thousands):

	Years ended
	April 3, 2005	April 2, 2006	April 1, 2007
Recognition of deferred license revenue under international agreements
Periodic recognition of deferred license revenue under agreements with Tully’s Coffee Japan	$647	$166	$—
Revenue recognized upon termination of license and supply agreements under agreements with Tully’s Coffee Japan	—	4,405	—

Total deferred license revenue recognized under agreements with Tully’s Coffee Japan	647	4,571	—

Periodic recognition of deferred license revenue under UCC license agreement	1,440	1,440	1,440

Total deferred license revenue recognized under agreements with Tully’s Coffee Japan and UCC	$2,087	$6,011	$1,440

Deferred revenue is summarized as follows:

Fiscal year ended April 1,2007
(dollars in thousands)
Deferred licensing revenue:
Additions to deferred licensing revenue in the period	$—
Less: Deferred licensing revenue recognized in net sales	(1,440)
Other, net	(38)

Net decrease in deferred licensing revenue for the period	(1,478)
Deferred license revenue
Beginning of period	4,367

End of period	2,889 *
Less: Non-current portion	(1,424)

Current portion of deferred licensing revenue	1,465
Deferred revenue from stored value cards	2,290

Current portion deferred revenue	$3,755

*	Includes $2,880,000 of deferred revenues associated with the UCC license agreement, as described above.

14. Related-party transactions

In connection with the KCL promissory note, warrants to purchase shares of common stock were issued to the Guarantors of the KCL promissory note in Fiscal 2005 and Fiscal 2006 (see Note 11). Certain shareholders have agreed to guarantee other credit facilities as described in Note 2.

In February 2006, an affiliate of Northrim acquired a 24% ownership interest in Pacific Wealth Advisors, LLC (“PWA”), a newly formed company which is the successor by merger to Pacific Portfolio Consulting (“Pacific Portfolio”). PWA is a wealth management and investment advisory services holding company. A member of the Tully’s Board of Directors is the president of PWA and Pacific Portfolio and has an ownership interest of more than 10% in PWA. During Fiscal 2007, Tully’s paid approximately $295,000 to Northrim for interest on the amounts borrowed, and the outstanding debt to Northrim at April 1, 2007 was $4,053,000. Pacific Portfolio provided investment advisory consulting services for the Tully’s employee 401(k) savings plan (see Note 20) and received fees of approximately $6,000 for this service in Fiscal 2006 and $8,200 in Fiscal 2007.

15. Store closure and lease termination costs

We periodically close stores that do not meet our performance criteria and stores for which extension of the lease term was not practicable. Store closure and lease termination costs are summarized as follows (dollars in thousands):

	Fiscal 2005	Fiscal 2006	Fiscal 2007
Store closure costs, including losses from disposal of property and equipment	$43	$43	$96
Lease termination costs	—	176	—

Total	$43	$219	$96

During Fiscal 2007, we closed four stores that represented approximately 2.0% of our Fiscal 2007 retail sales. During Fiscal 2006, we closed six stores that represented approximately 3.2% of our Fiscal 2006 sales and during Fiscal 2005, we closed three stores that represented approximately 0.07% of our Fiscal 2005 sales.

16. Commitments and contingencies

Lease commitments

We lease all of our retail, roasting plant and office space under operating leases, which expire through 2016. The leases provide for minimum annual payments, and (in certain cases) contingent rentals based upon gross sales, escalation clauses and/or options to renew. Rental expense is recorded on a straight-line basis over the respective terms of the leases. Rental expense under these operating leases was approximately $5,100,000, $5,300,000, and $5,800,000, for Fiscal 2007, Fiscal 2006, and Fiscal 2005, respectively. Contingent rental expense was approximately $274,000, $218,000, and $197,000 for Fiscal 2007, Fiscal 2006 and Fiscal 2005, respectively and is recognized as incurred.

In connection with certain leases, lessors have granted tenant improvement allowances to Tully’s. These amounts, included in liabilities under the caption “deferred lease costs,” are amortized into income on a straight-line basis over the life of the related lease. Also recorded in deferred lease costs is the “stepped rent” excess of rental expense computed on a straight-line basis over the actual rent payments required by the terms of our leases.

Minimum future rental payments under noncancellable operating leases as of April 1, 2007 are summarized as follows:

Fiscal year
(dollars in thousands)
2008	$4,650
2009	4,243
2010	3,685
2011	1,941
2012	732
Thereafter	1,471

Total	$16,722

We have subleased some of our leased premises to third parties under subleases with varying terms through 2012. Expected future sublease receipts under such sub-lease agreements are summarized as follows:

Fiscal year
(dollars in thousands)
2008	$262
2009	147
2010	138
2011	55
2012	43

Total	$645

Tully’s has funded the acquisition of equipment through capital leases. These leases typically have terms ranging from three to five years and generally have bargain purchase options. Minimum future rental payments under capital leases as of April 1, 2007 are summarized as follows:

Fiscal year
(dollars in thousands)
2008	$51
2009	29
2010	22
2011	12
2012	1

Total minimum lease payment	115
Less: Amount representing future interest	(20)

Present value of net minimum lease payments under capital leases	$95

Purchase commitments

It is our general practice to enter into forward commitments for the purchase of green coffee in order to secure future supplies of premium quality coffee beans that meet our specifications, in quantities that we estimate will be required to meet our future roasting needs. Typically, Tully’s has entered into contracts for the next season’s delivery of green coffee beans to help ensure adequacy of supply. As of April 1, 2007, we had approximately $6,900,000 of contracts with fixed-price coffee purchase commitments. Since April 1, 2007, we have entered into additional coffee purchase contracts. We believe, based on relationships established with our suppliers, that the risk of non-delivery on such purchase commitments is remote.

Employment Agreements and Compensatory Arrangements

Pursuant to the employment letters or agreements for the members of Tully’s senior management team, Tully’s has agreed to pay severance compensation to these several executives in the event their employment by Tully’s is terminated for reasons other than certain excluded circumstances. The amount of severance to be paid would depend upon the rate of salary at the time of termination and other factors. As of April 1, 2007, the aggregate contingent obligation for severance to these individuals was approximately $805,000 (giving effect to salary rate adjustments effective on April 2, 2007). Accrued liabilities at April 1, 2007 include accrued severance costs related to our former president in the amount of $93,000.

Contingencies

In February 2004 a lawsuit was filed against Tully’s in Superior Court of California, Los Angeles County (the “Court”) by two former store managers on behalf of themselves and on behalf of other former and current store managers in the state of California. The suit alleged that Tully’s improperly classified such managers as exempt under California’s wage and hour laws and sought damages, restitution, reclassification and attorneys’ fees and costs. On April 21, 2005, the parties entered into a memorandum of understanding regarding the settlement of this matter, which was subsequently reflected by the parties in a Joint Stipulation of Settlement and Release (the “Settlement Agreement”). On September 14, 2006, the Court granted final approval of the Settlement Agreement and dismissed the suit with prejudice.

In Fiscal 2005, Tully’s incurred a one-time charge of approximately $1.6 million for the settlement and associated costs. In connection with the final approval of the settlement, Tully’s incurred additional expenses of $72,000 in Fiscal 2007. Under the settlement, Tully’s agreed to make cash payments totaling approximately

$800,000 to the settlement class over a three year period starting in October 2006 and to issue 37,500 shares of its common stock, with an agreed value of $450,000, to the settlement class during that period. In October 2006, Tully's issued 7,000 shares of common stock and paid $164,000 to the settlement class. Under the settlement, Tully's is required to issue stock and pay cash settlement payments in future periods as follows (in addition, cash settlement payments after the initial payment will include interest at 6.75% per year):

	Shares of common stock to be issued	Cash settlement payments (thousands)
October 2007	11,719	$266
October 2008	11,719	266
October 2009	7,031	159

Total	30,469	$691

In November 2006, UCC filed a lawsuit against Tully’s in connection with a dispute among the parties regarding UCC’s performance under the license agreement between UCC and Tully’s, as described in Note 13.

We are a party to various other legal proceedings arising in the ordinary course of our business, but are not currently a party to any other legal proceeding that we believe could have a material adverse effect on our financial position or results of operations.

17. Stock options

Effective April 3, 2006, we adopted SFAS 123(R), which establishes accounting for stock-based awards exchanged for employee services, using the modified prospective application transition method. Accordingly, stock-based compensation cost is measured at grant date, based on the fair value of the award, and recognized over the requisite service period. Previously, we applied APB 25 and related interpretations, as permitted by SFAS 123.

Company Stock Incentive Plan

In 1994, Tully’s shareholders approved a Stock Incentive Plan (the “1994 Plan”). In August 1999 our stockholders approved an amended plan, which established the maximum number of shares issuable under the 1994 Plan and the Employee Stock Purchase Plan at 525,000, and in June 2003, our Board of Directors further amended the 1994 Plan. By its terms, the 1994 Plan expired in October 2004 (this did not terminate outstanding options).

In December 2004, the Tully’s shareholders approved the 2004 Stock Option Plan, effective as of November 1, 2004. The 2004 Stock Option Plan authorizes the issuance of up to 312,500 shares of common stock under the 2004 Stock Option Plan and Tully’s Employee Stock Purchase Plan.

The provisions of the 2004 Stock Option Plan (and the 1994 Plan prior to its expiration) are summarized as follows. We may issue incentive or nonqualified stock options to our employees and directors. Stock options are granted solely at the discretion of our Board of Directors and are issued at a price determined by our Board of Directors. The term of each option granted is for such period as determined by our Board of Directors, but not more than ten years from date of grant. Options are nontransferable and may generally be exercised based on a vesting schedule determined by our Board of Directors. The plan provides for acceleration of outstanding options under certain conditions, including certain changes in control of Tully’s.

Founder’s Stock Option Plan

In addition to options granted under the 1994 Plan, our chairman and founder has granted options to purchase shares of his stock to employees and third parties (the “Founder’s Plan”). No options have been granted by the Chairman under the Founder’s Plan since Fiscal 2002. These options have vesting periods ranging from immediate vesting to five year vesting and have a twenty-five year life. In October 2005, the chairman and founder contributed his holdings of Tully’s common stock to TTOK, LLC, a limited liability company owned by the chairman, and the Founder’s Plan stock option obligations were assigned to TTOK, LLC.

Other Equity Instruments

Tully’s has granted warrants to purchase common stock. These warrants have up to one year vesting periods and generally have ten year lives. Issued, outstanding and exercisable warrants as of April 1, 2007 are summarized as follows:

	Outstanding warrants	Number exercisable	Exercise Prices
Issued with Series A Preferred Stock investment units	780,589	780,589	$2.64
Issued to guarantors of debt	157,777	157,777	$0.40
Issued to holder of convertible note in lieu of cash interest	120,000	120,000	$0.08
Other	47,892	47,892	$0.08-$2.64

Totals	1,106,258	1,106,258

Stock Options

We issue new shares of common stock upon the exercise of stock options granted under the 1994 Plan and the 2004 Stock Option Plan. The exercise of options granted under the Founder’s Plan results in a transfer of shares to the exercising optionee from the shares owned by TTOK, LLC, and does not affect the total outstanding shares of stock or provide cash proceeds to Tully’s.

Determining Fair Value Under SFAS 123(R)

Valuation and Amortization Method.

We estimated the fair value of stock option awards granted using the Black-Scholes option valuation model. We amortize the fair value of all awards on a straight-line basis over the requisite service periods, which are generally the vesting periods.

Expected Life.

The expected life of awards granted represents the period of time that they are expected to be outstanding. We determined the expected life based primarily on historical experience with similar awards, giving consideration to the contractual terms, vesting schedules, expected exercises and post-vesting forfeitures.

Expected Volatility.

We estimated the volatility of our common stock at the date of grant based on the historical volatility of our common stock. The volatility factor we use in the Black-Scholes option valuation model is based on our historical stock prices over the most recent period commensurate with the estimated expected life of the award.

Risk-Free Interest Rate.

We based our risk-free interest rate used in the Black-Scholes option valuation model on the implied risk-free interest rate with an equivalent remaining term equal to the expected life of the award.

Expected Dividend Yield.

We use an expected dividend yield of zero in the Black-Scholes option valuation model, consistent with our recent experience.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. A summary of the assumptions and resulting weighted average fair value results for options granted during the periods presented is as follows:

	Years ended
	April 3, 2005	April 2, 2006	April 1, 2007
Weighted average risk free interest rate	2.16%	2.79%	4.76%
Expected dividend yield	0%	0%	0%
Expected lives	3 years	3 years	3 years
Weighted average expected volatility	75%	86%	94%
Weighted average fair value at date of grant	$1.14	$6.36	$7.15

Expected Forfeitures.

We primarily use historical data to estimate pre-vesting option forfeitures. We record stock-based compensation only for those awards that are expected to vest. For Fiscal 2007 we estimated our pre-vesting option forfeiture rate at 18%.

Stock-based Compensation Under SFAS 123(R)

Stock-based compensation expense related to stock-based awards under SFAS 123(R) for Fiscal 2007 totaled $362,000, which is included in marketing, general and administrative costs in our Consolidated Statement of Operations. This is a non-cash expense. During Fiscal 2006, we recognized non-cash compensation expense of $113,000 and disclosed a pro forma non-cash compensation expense consistent with the provisions of SFAS No. 123, as amended by SFAS No. 148 of $280,000. During Fiscal 2005, we recognized non-cash compensation expense of $82,000 and disclosed a pro forma non-cash compensation expense consistent with the provisions of SFAS No. 123, as amended by SFAS No. 148 of $99,000.

As of April 1, 2007, we had approximately $1,051,000 of total unrecognized compensation cost related to the 202,256 non-vested stock-based awards granted under all equity compensation plans. We expect to recognize this cost over a period of approximately three years.

The following table presents the impact of our adoption of SFAS 123(R) on data in our consolidated financial statements (in thousands, except per share amounts):

	Years ended
	April 3, 2005	April 2, 2006	April 1, 2007
Consolidated Statement of Operations:
Decrease in income from operations	$82	$113	$362
Decrease in income or increase in loss before income taxes	(82)	(113)	(362)
Decrease in net income or increase in net loss	(82)	(113)	(362)
Decrease in basic earnings per share or increase in basic net loss per share	$(0.04)	$(0.05)	$(0.16)
Decrease in diluted earnings per share or increase in diluted net loss per share	$—	$(0.02)	$—
Consolidated Balance Sheet:
Increase in additional-paid-in-capital	$4	$111	$306

Stock Award Activity

As of April 1, 2007 options for 558,135 shares were outstanding under the 1994 Plan and the 2004 Stock Option Plan, of which 352,879 were fully vested. The following table summarizes information about outstanding options granted under our option plans:

Exercise price per share	Number outstanding	Weighted- average remaining contractual life (years)	Number exercisable and vested	Fair market value of shares vested	Aggregate intrinsic value
Outstanding under the 1994 Plan and the 2004 Stock Option Plan
$0.08	152,778	4.07	152,778	$1,680,534	$1,711,114
2.40	13,125	7.96	13,125	16,923	116,550
2.48	51,177	6.62	49,967	99,843	439,710
2.64	1,359	5.08	1,359	1,957	11,742
11.28	133,000	9.90	—	—	—
12.00	123,296	8.66	56,000	305,493	—
14.00	3,035	4.03	3,035	23,256	—
14.24	50,833	3.83	50,833	428,322	—
16.00	3,750	8.13	—	—	—
18.00	8,649	2.54	8,649	124,779	—
$20.00	17,133	5.06	17,133	48,679	—

Total Outstanding under the 1994 Plan and the 2004 Stock Option Plan	558,135	6.71	352,879	2,729,786	2,279,116
Outstanding under the Founders Plan (exercise price of $0.08 per share)	210,569	15.09	210,569	2,782,730	2,358,373

Total	768,704		563,448	$5,512,516	$4,637,489

The following table summarizes activity under our stock option plans for Fiscal 2007, Fiscal 2006, and Fiscal 2005:

	Number of Shares	Weighted-average exercise price per share
Outstanding at March 28, 2004	707,055	$3.75
Granted	74,500	8.48
Exercised	(32,949)	0.47
Forfeited	(78,722)	9.95

Outstanding at April 3, 2005	669,884	3.57
Granted	74,486	10.66
Exercised	(77)	0.21
Forfeited	(55,876)	7.17

Outstanding at April 2, 2006	688,417	4.05
Granted	203,750	11.53
Exercised	(75,493)	0.12
Forfeited	(47,970)	13.15

Outstanding at April 1, 2007	768,704	$5.85

Exercisable or convertible at the end of the period	563,448	$3.77

The aggregate intrinsic value of options outstanding at April 1, 2007 is calculated as the difference between the market price of the underlying common stock and the exercise price of the options for the 427,798 exercisable options that had exercise prices that were lower than the $11.28 fair market value, as determined by our Board of Directors, of our common stock at April 1, 2007.

The total intrinsic value of options exercised during the Fiscal 2005, Fiscal 2006, and Fiscal 2007 using the April 1, 2007 $11.28 fair market value was $356,000, $1,000, and $842,000, respectively.

Pro Forma Information Under SFAS 123 and APB 25

Prior to Fiscal 2007, our stock-based compensation was accounted for using the intrinsic value method prescribed in APB 25 and related interpretations. Had compensation cost under our stock option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS 123, our net loss and basic and diluted net loss per share would have been changed to the pro forma amounts indicated below (in thousands, except for per share data):

	Years ended
	April 3, 2005	April 2, 2006
Stock-based employee compensation cost
As reported	$82	$113
Pro forma	$99	$280
Net income (loss)-as reported	$(4,625)	$15,423
Net income (loss)-pro forma	$(4,642)	$15,256
Basic earnings (loss) per share
As reported	$(2.21)	$6.97
Pro forma	$(2.22)	$6.90
Diluted earnings (loss) per share
As reported	$(2.21)	$2.42
Pro forma	$(2.22)	$2.37

18. Stockholders’ equity

Proposed Underwritten Public Stock Offering

On April 27, 2007, we filed a registration statement for a proposed underwritten public offering of our common stock in the anticipated amount of $50,000,000. This registration statement has not yet been declared effective. The completion of this proposed offering is subject to a number of factors, including economic and capital market conditions and the satisfaction of the applicable regulatory requirements, and it is possible that our proposed public offering may not be completed. We plan to use the proceeds of our proposed public offering, if it is completed, for growth of our business, repayment of debt, and for general corporate purposes. Through April 1, 2007, we had incurred costs of $123,000 for this proposed offering, which are included in prepaid expenses.

Reverse Stock Split

On June 27, 2007, our shareholders approved an amendment to our articles of incorporation to give effect to a one-for-eight reverse split of our outstanding common stock and approved an amendment to our articles of incorporation to eliminate the requirement for a minimum price per share as a condition for the automatic conversion of our Series A Preferred stock. On June 28, 2007, these amendments to our articles of incorporation became effective. Except where specifically indicated, all common share information (including information related to options and warrants to purchase common stock) and all “per share” information related to our common stock in this report has been restated to reflect the one-for-eight reverse split.

Under our articles of incorporation, the voting privileges and conversion ratios for our outstanding shares of Series A Preferred Stock and our Series B Preferred Stock are automatically adjusted to give proportionate effect to this reverse split. Further, if we were to complete the proposed $50 million underwritten public stock offering described above, the outstanding shares of our Series A and Series B Preferred Stock would automatically be converted to our common stock at the ratios determined under the “Qualified Offering” provisions of our articles of incorporation (as described below), which includes the adjustment for the one-for-eight reverse split.

Pursuant to provisions in our stock option and warrant agreements, the number of common shares available for purchase under these agreements, and the exercise prices, are automatically adjusted to give proportionate effect to this reverse split.

Rights Offering

Before October 1999, our shareholders had a right to maintain their proportionate shareholdings in Tully’s by purchasing shares before we offered them to new investors. During Fiscal 2005, we conducted an offering of our common stock and investment units (each unit consisting of convertible preferred stock and warrants to purchase common stock) through the distribution of subscription rights to eligible shareholders and former shareholders (the “rights offering”). The primary purpose of the rights offering was to provide an opportunity for our shareholders to satisfy any unsatisfied preemptive rights that they may have had. We conducted the rights offering because we believed that our ability to engage in financing or strategic transactions could be limited by the potential risk of such possible future preemptive rights claims, but that such risk could be mitigated by a number of possible defenses, including the completion of the rights offering. The registration statement for the rights offering was declared effective January 11, 2005 and eligible shareholders and former shareholders of Tully’s received rights to purchase these securities at the prices at which the securities were issued by Tully’s between 1994 and 1999. Shareholders of record at January 6, 2005 received subscription privileges to purchase any shares of common stock and investment units not purchased through the exercise of the rights. The rights offering closed on February 8, 2005. We received a total of $878,000 from the subscribers in this offering. Qualified subscriptions were received with gross proceeds to Tully’s of $701,000. In May 2005, we refunded $177,000 to subscribers for the ineligible subscriptions and issued certificates for 42,109 shares of common stock to the subscribers and we issued certificates for 180,888 shares of Series A Convertible Preferred Stock and warrants to purchase 11,285 shares of common stock to the subscribers for the investment units. We incurred offering costs of $458,000.

Preferred stock

Each outstanding share of our Series A Preferred Stock is convertible at any time by the holder thereof into shares of common stock at the then-effective conversion price. In addition, each outstanding share of Series A Preferred Stock is automatically convertible into shares of common stock when and if Tully’s completes an underwritten public offering of Tully’s shares of common stock with gross proceeds to Tully’s in excess of $15 million (“Qualified Offering”). The Series A Preferred Stock contains an anti-dilution protection right that provides for a weighted average adjustment of the conversion price in the event we issue shares of capital stock at an effective price less than the Series A Preferred conversion price then in effect, subject to certain limitations and exclusions. At April 1, 2007, each eight shares of our outstanding Series A Convertible Preferred share could be converted at the option of the shareholder into approximately 1.13 shares of common stock (giving effect to the one-for-eight reverse split of our common stock).

Holders of Series A Preferred Stock are entitled to receive dividends when and if any dividends are declared to be paid by our Board of Directors. Voting rights of the Series A Preferred Stock are subject to adjustment for the anti-dilution adjustment and as a result, at April 1, 2007, each eight shares of Series A Preferred Stock would be entitled to cast approximately 1.13 votes on all matters submitted to a vote of our shareholders (giving effect to the one-for-eight reverse split of our common stock). Series A Preferred shareholders may exercise cumulative voting rights with respect to the election of Directors.

In the event of any liquidation or winding up of Tully’s, each share of Series A Preferred Stock is entitled to receive, prior and in preference to all other payments to the holders of Series B Preferred Stock and the shares of common stock, an amount equal to $2.50, plus any and all declared but unpaid dividends with respect to such share of Series A Preferred Stock (the “Series A Liquidation Preference”). Assuming distribution of the full Series A Liquidation Preference, common stock liquidation preference (described below), and the Series B Liquidation Preference (described below), and subject to the rights of any additional preferred stock that may in the future be designated and issued by Tully’s, our remaining assets available for distribution to shareholders would be distributed pro rata among the holders of the Series A Preferred Stock, Series B Preferred Stock and shares of common stock, treating the shares of Series A Preferred Stock and Series B Preferred Stock on an as-converted basis.

Certain holders of Series A Preferred Stock have certain rights to require us to register the shares of common stock issued upon conversion of the Series A Preferred Stock. These rights generally allow persons holding the underlying shares of common stock to require Tully’s to use its best efforts to register the shares for resale under the Securities Act of 1933, as amended, and under such state securities laws as may be necessary. These rights include the right to demand that we file a registration statement for the underlying shares of common stock at the shareholders’ option no more than one time following our initial public offering, if any, and thereafter, unlimited rights once Tully’s is eligible to use Form S-3.

Each outstanding share of Series B Preferred Stock is convertible at any time by the holder thereof into shares of common stock at the then-effective conversion price. In addition, each outstanding share of Series B Preferred Stock is automatically convertible into shares of common stock at the then-effective conversion price when and if we make a Qualified Offering. The conversion price for the Series B Preferred shares is subject to an anti-dilution adjustment, but no adjustment has been required. Giving effect to the one-for-eight reverse split of our common stock, each eight Series B Preferred shares could be converted at the option of the shareholder into one share of common stock as of April 1, 2007.

Holders of Series B Preferred Stock are entitled to receive dividends when and if any dividends are declared to be paid by our Board of Directors. Each eight shares of Series B Preferred Stock also are entitled to cast one vote on all matters submitted to a vote of the shareholders of Tully’s (giving effect to the one-for-eight reverse split of our common stock).

In the event of any liquidation or winding up of Tully’s, each share of Series B Preferred Stock is entitled to receive, after full satisfaction of the Series A Liquidation Preference and the common stock liquidation preference (described below), and prior and in preference to all other payments to the holders of shares of common stock, an amount equal to $2.50, plus any and all declared but unpaid dividends with respect to such share of Series B Preferred Stock (the “Series B Liquidation Preference”). Assuming distribution of the full Series A Liquidation Preference, common stock liquidation preference and the Series B Liquidation Preference, and subject to the rights of any additional series or classes of preferred stock that may in the future be designated and issued by Tully’s, the remaining assets of Tully’s available for distribution to shareholders would be distributed pro rata among the holders of the Series A Preferred Stock, Series B Preferred Stock and shares of common stock, treating the shares of Series A Preferred Stock and Series B Preferred Stock on an as-converted basis.

Under our amended articles of incorporation, completion of our proposed underwritten public offering of common stock would result in the automatic conversion of our outstanding Series A Preferred Stock and Series B Preferred Stock into common stock. Assuming the completion of this offering, the outstanding shares of preferred stock at April 1, 2007 would be converted to approximately 2,814,524 common shares as follows:

	Outstanding Preferred Shares as of April 1, 2007	Pro forma giving effect to automatic conversion to common stock after completion of the proposed public offering (incorporating the one-for-eight reverse split)
Series A Preferred Stock	15,559,152	2,199,435
Series B Preferred Stock	4,920,709	615,089

Pro forma conversion of preferred stock to common stock		2,814,524

Common stock and Warrants

In the event of any liquidation or winding up of Tully’s, after distribution of the full Series A Liquidation Preference, each common share is entitled to receive an amount per share equal to $18.00 (giving effect to the one-for-eight reverse split of our common stock), plus any and all declared but unpaid dividends with respect to such share of shares of common stock (the “common stock liquidation preference”). Assuming distribution of the full Series A Liquidation Preference, common stock liquidation preference and the Series B Liquidation Preference (described above), and subject to the rights of any additional preferred stock that may in the future be designated and issued by us, our remaining assets available for distribution to shareholders would be distributed pro rata among the holders of the Series A Preferred Stock, Series B Preferred Stock and shares of common stock, treating the shares of Series A Preferred Stock and Series B Preferred Stock on an as-converted basis.

19. Stock purchase plan

In Fiscal 2000, our stockholders approved the Employee Stock Purchase Plan (the “Purchase Plan”). The Purchase Plan qualifies under Section 423 of the Internal Revenue Code. Tully’s has authorized up to 312,500 shares of common stock to be offered under the Purchase Plan and 2004 Stock Option Plan combined. No offerings have yet occurred under the Purchase Plan.

20. Employee 401(k) savings plan

During Fiscal 2000, we adopted a 401(k) savings plan for employees. Eligible employees may contribute up to 20% of their salaries to the plan. Eligible employees are employees over the age of 18 who have been employed by Tully’s for six months. There is no mandatory match from Tully’s. Most plan administrative costs are paid by the 401(k) savings plan.

21. Segment Reporting

We present segment information in accordance with Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information (“SFAS 131”),” which established reporting and disclosure standards for an enterprise’s operating segments. Operating segments are defined as components of an enterprise for which separate financial information is available and regularly reviewed by our senior management.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies in Note 1. We do not allocate our assets among our business units for purposes of making business decisions, and therefore do not present asset information by operating segment. Earnings before interest, taxes, depreciation and amortization (“EBITDA”) is a financial measurement we use to measure the operating performance of our operating segments. EBITDA excludes the effects of financing costs, income taxes, and non-cash depreciation and amortization. During Fiscal 2007, we have modified the financial information presented to our senior management to include within the operating segment financial information: (1) the cost of shipping products from our roasting plant and (2) allocated costs of our roasting and distribution facility based upon the respective operating segment product usage. For purposes of comparability, we have restated the operating segment information for periods prior to Fiscal 2007 to reflect this presentation.

The tables below present information by operating segment:

	Years Ended
	April 3, 2005	April 2, 2006	April 1, 2007
	(dollars in thousands)
Net sales
Retail division	$40,102	$38,194	$39,334
Wholesale division	9,516	13,187	20,901
Specialty division(1)	4,362	6,864	1,647

Net sales	$53,980	$58,245	$61,882

Earnings before interest, taxes, depreciation and amortization
Retail division(2)	$3,762	$1,952	$1,817
Wholesale division	1,548	1,261	1,459
Specialty division(1)	4,105	6,358	290
Corporate and other expenses(3)	(9,413)	(7,287)	(9,676)
Gain on Japan Rights sale	—	17,392	—

Earnings before interest, taxes, depreciation and amortization	2	19,676	(6,110)
Depreciation and amortization	(3,651)	(3,529)	(3,340)
Income taxes	(52)	(339)	(17)
Interest income, interest expense, and loan guarantee fees	(924)	(385)	(287)

Net income (loss)	$(4,625)	$15,423	$(9,754)

Depreciation and amortization
Retail division	$2,561	$2,444	$2,363
Wholesale division	346	330	297
Specialty division	**	**	**
Corporate and other expenses	744	755	680

Total depreciation and amortization	$3,651	$3,529	$3,340

**	not material—less than $1,000
(1)	Specialty division net sales and operating income for Fiscal 2006 include $4,405,000 of deferred license revenue recognized as the result of the termination of the license and supply agreements with Tully’s Coffee Japan (see Note 13).
(2)	The Retail division operating results include adjustments for impairment of long-lived assets of $236,000 (Fiscal 2006), $200,000 (Fiscal 2005) and for amounts required to close stores and terminate store leases totaling $96,000 (Fiscal 2007), $219,000 (Fiscal 2006), and $43,000 (Fiscal 2005).
(3)	Corporate and other expenses include a charge of approximately $72,000 and $1,628,000 for Fiscal 2007 and Fiscal 2005, respectively, for the settlement and associated costs related to a lawsuit (See Note 16).

22. Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed by dividing net income (loss) adjusted to eliminate the interest on convertible debt (if assumed to be converted), by the sum of the weighted average number of common shares and the effect of dilutive common share equivalents.

Tully’s has granted options and warrants to purchase common stock, and issued preferred stock and debt convertible into common stock (collectively, the “common share equivalent instruments”). Under some circumstances, the common share equivalent instruments may have a dilutive effect on the calculation of earnings or loss per share. All of the common share equivalent instruments were excluded from the computation of diluted loss per share for Fiscal 2007 and Fiscal 2005 because the effect of these instruments on the calculation would have been antidilutive.

The computations of earnings (loss) per share, and of the weighted average shares used for basic earnings (loss) per share and diluted earnings (loss) per share are summarized as follows:

	Years Ended
	April 3, 2005	April 2, 2006	April 1, 2007
	(dollars and shares in thousands, except per share data)
Computation of basic earnings (loss) per share
Net income (loss)	$(4,625)	$15,423	$(9,754)
Adjustments for basic earnings (loss) per share	—	—	—

Net income (loss) for basic earnings (loss) per share	$(4,625)	$15,423	$(9,754)

Weighted average shares used in computing basic earnings (loss) per share	2,095	2,212	2,283
Basic earnings (loss) per share	$(2.21)	$6.97	$(4.27)
Computation of diluted earnings (loss) per share
Net income (loss)	$(4,625)	$15,423	$(9,754)
Add interest on convertible note, if assumed to be converted	—	167	—

Net income (loss) for diluted earnings (loss) per share	$(4,625)	$15,590	$(9,754)

Weighted average shares used in computing diluted earnings (loss) per share	2,095	6,434	2,283
Diluted earnings (loss) per share	$(2.21)	$2.42	$(4.27)
Weighted average shares used in computing earnings (loss) per share
Weighted average common shares outstanding, used in computing basic earnings (loss) per share	2,095	2,212	2,283
Common share equivalent instruments for computing diluted earnings (loss) per share
Dilutive effect of Series A Convertible Preferred stock	—	2,192	—
Dilutive effect of Series B Convertible Preferred stock	—	617	—
Dilutive effect of convertible promissory note	—	104	—
Dilutive effect of stock options (treasury stock method)	—	301	—
Dilutive effect of warrants (treasury stock method)	—	1,008	—

Total common share equivalent instruments for computing diluted earnings (loss) per share	—	4,222	—

Weighted average shares used in computing diluted earnings (loss) per share	2,095	6,434	2,283

23. Subsequent Events

On April 26, 2007, we borrowed $4,000,000 from Benaroya Capital and issued the Benaroya Note to evidence that indebtedness. On July 12, 2007, the Benaroya Note amount was amended to establish the Benaroya credit facility as described in Note 2.

On April 27, 2007, we filed a registration statement for a proposed underwritten public offering of our common stock in the anticipated amount of $50,000,000, as described in Note 18. This registration statement has not yet been declared effective.

On June 25, 2007, we renewed our Northrim credit facility as described in Note 11.

On June 27, 2007, our shareholders approved an amendment to our articles of incorporation to give effect to a one-for-eight reverse split of our outstanding common stock and approved an amendment to our articles of incorporation to eliminate the requirement for a minimum price per share in a “Qualified Public Offering” as a condition for the automatic conversion of our Series A Preferred stock, as described in Note 18.

24. Selected Quarterly Financial Data (Unaudited)

Summarized quarterly financial information for Fiscal 2007, Fiscal 2006 and Fiscal 2005 is as follows. Our sales are moderately seasonal.

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total
	(dollars in thousands, except per share data)
Fiscal 2005
Net Sales	$13,038	$13,356	$13,869	$13,717	$53,980
Gross Profit	7,310	7,262	7,422	8,129	30,123
Net Loss	(997)	(285)	(590)	(2,753)	(4,625)
Basic and Diluted Loss per Share
Net Loss per basic share	$(0.48)	$(0.14)	$(0.28)	$(1.27)	$(2.21)
Net income (loss) per diluted share	$(0.48)	$(0.14)	$(0.28)	$(1.27)	$(2.21)
Fiscal 2006
Net Sales	$13,746	$17,774 *	$14,228	$12,497	$58,245
Gross Profit	7,385	11,268 *	6,346	6,149	31,148
Net income (loss)	(885)	19,996 *	(1,311)	(2,377)	15,423
Basic and Diluted Loss per Share
Net income (loss) per basic share	$(0.40)	$9.04	$(0.59)	$(1.07)	$6.97
Net income (loss) per diluted share	$(0.40)	$3.10	$(0.59)	$(1.07)	$2.42
Fiscal 2007
Net Sales	$14,007	$16,509	$16,049	$15,317	$61,882
Gross Profit	6,664	7,572	7,221	6,364	27,821
Net Loss	(2,354)	(2,253)	(2,767)	(2,380)	(9,754)
Basic and Diluted Loss per Share
Net Loss per basic share	$(1.06)	$(1.01)	$(1.19)	$(1.00)	$(4.27)
Net income (loss) per diluted share	$(1.06)	$(1.01)	$(1.19)	$(1.00)	$(4.27)

*	Net sales, gross profits and net income for the second quarter of Fiscal 2006 include $4,405,000 of deferred license revenue recognized as the result of the termination of the license and supply agreements with Tully’s Coffee Japan (see Note 13). Net income for the second quarter of Fiscal 2006 also includes $17,392,000 gain from the Japan Rights sale.

During the fourth quarter of Fiscal 2007, Fiscal 2006 and Fiscal 2005, the following adjustments were recorded (dollars in thousands):

	Fiscal 2005	Fiscal 2006	Fiscal 2007
Impairment of long-lived assets	$200	$236	$—
Wholesale discounts and allowances, adjustment for actual earned allowances in excess of amounts previously estimated	$—	$300	$—
Increase allowance for doubtful accounts receivable	$—	$100	$—
Settlement of litigation (see Note 16)	$1,628	$—	$—

Tully’s Coffee Corporation

Condensed Consolidated Balance Sheets

	April 1, 2007	July 1, 2007 (unaudited)
	(dollars in thousands, except share data)
Assets
Current assets
Cash and cash equivalents	$1,430	$1,022
Accounts receivable, net of allowance for doubtful accounts of $295 and $318 in April 1, 2007 and July 1, 2007, respectively	3,970	3,797
Inventories	3,023	3,842
Prepaid expenses and other current assets	778	1,370

Total current assets	9,201	10,031
Property and equipment, net	7,115	6,613
Goodwill, net	456	456
Other intangible assets, net	273	258
Other assets	305	290

Total assets	$17,350	$17,648

Liabilities and Stockholders’ Deficit
Current liabilities
Accounts payable	$5,957	$5,837
Accrued liabilities	3,897	4,102
Credit line and current portion of long-term debt	4,228	2,586
Current portion of capital lease obligations	42	40
Deferred revenue	3,755	3,793

Total current liabilities	17,879	16,358
Long-term debt, net of discount and current portion	19	3,912
Capital lease obligation, net of current portion	53	46
Other liabilities	955	899
Deferred lease costs	1,129	1,047
Deferred revenue, net of current portion	1,424	1,080

Total liabilities	21,459	23,342

Commitments and contingencies (Note 6)
Stockholders’ deficit
Series A Convertible Preferred stock, no par value; 31,000,000 shares authorized, 15,559,152 (April 1, 2007) and 15,471,352 (July 1, 2007) issued and outstanding, with a liquidation preference of $38,898 (April 1, 2007) and $38,678 (July 1, 2007)	34,639	34,443
Common stock, no par value; 120,000,000 shares authorized; 2,406,570 (April 1, 2007) and 2,685,300 (July 1, 2007) shares issued and outstanding, with a liquidation preference of $43,322 (April 1, 2007) and $43,335 (July 1, 2007)	9,822	10,495
Series B Convertible Preferred stock, no par value; 8,000,000 shares authorized; 4,920,709 (April 1, 2007) and 4,853,809 (July 1, 2007) issued and outstanding, with a liquidation preference of $12,302 (April 1, 2007) and $12,135 (July 1, 2007)	10,911	10,762
Additional paid-in capital	28,645	28,926
Accumulated deficit	(88,126)	(90,320)

Total stockholders’ deficit	(4,109)	(5,694)

Total liabilities and stockholders’ deficit	$17,350	$17,648

The accompanying notes are an integral part of these condensed consolidated financial statements.

Tully’s Coffee Corporation

Condensed Consolidated Statements of Operations

	Thirteen Week Periods Ended
	July 2, 2006 (unaudited)	July 1, 2007 (unaudited)
	(dollars in thousands, except per share data)
Net sales
Retail store sales	$9,577	$10,489
Wholesale sales	4,024	5,696
Specialty sales of products	—	158

Total sales of products	13,601	16,343
Licenses, royalties, and fees	46	87
Recognition of deferred licensing revenue	360	360

Net sales	14,007	16,790

Cost of goods sold and operating expenses
Retail cost of goods sold	3,440	3,902
Retail occupancy expenses	1,320	1,328

Total retail cost of goods sold and related occupancy expenses	4,760	5,230
Wholesale cost of goods sold	2,583	3,911
Specialty cost of goods sold	—	161

Cost of goods sold and related occupancy expenses	7,343	9,302
Store operating expenses	4,452	4,730
Other operating expenses	1,137	1,208
Wholesale shipping expenses	150	193
Marketing, general and administrative costs	2,370	2,431
Depreciation and amortization	889	805
Store closure and lease termination costs	(5)	—

Total cost of goods sold and operating expenses	16,336	18,669

Operating loss	(2,329)	(1,879)
Other income (expense)
Interest expense	(78)	(316)
Interest income	47	—
Gain on sale of Japan Rights	—	—
Miscellaneous income	6	1
Loan guarantee fee expense	—	—

Total other income (expense)	(25)	(315)

Income (loss) before income taxes	(2,354)	(2,194)
Income tax expense	—	—

Net income (loss)	$(2,354)	$(2,194)

Earnings (loss) per share—basic and diluted
Earnings (loss) per share—basic	$(1.06)	$(0.86)
Earnings (loss) per share—diluted	$(1.06)	$(0.86)
Weighted average shares used in computing basic and diluted earnings (loss) per share
Earnings (loss) per share—basic	2,221	2,560
Earnings (loss) per share—diluted	2,221	2,560

The accompanying notes are an integral part of these condensed consolidated financial statements.

Tully’s Coffee Corporation

Consolidated Statement of Changes in Stockholders’ Equity (Deficit)

For the Thirteen Week Period Ended July 1, 2007 (Unaudited)

	Convertible Preferred Stock				Common Stock		Additional paid-in capital	Accumulated deficit	Total
	Series A Shares	Series A Amount	Series B Shares	Series B Amount	Shares	Amount
	(dollars in thousands, except per share data)
Balance, April 1, 2007	15,559,152	$34,639	4,920,709	$10,911	2,406,570	$9,822	$28,645	$(88,126)	$(4,109)
Exercise of common stock warrants					218,506	324			324
Series A Preferred stock converted to common stock	(87,800)	(196)			12,406	196			—
Series B Preferred stock converted to common stock			(66,900)	(149)	8,361	149			—
Exercise of stock options					39,457	4			4
Issuance of common stock warrants for loan fees							109		109
Stock option expense							117		117
Accrued expense paid through grant of stock options							55		55
Net loss								(2,194)	(2,194)

Balance, July 1, 2007	15,471,352	$34,443	4,853,809	$10,762	2,685,300	$10,495	$28,926	$(90,320)	$(5,694)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Tully’s Coffee Corporation

Condensed Consolidated Statements of Cash Flows

	Thirteen Week Periods Ended
	July 2, 2006 (unaudited)	July 1, 2007 (unaudited)
	(dollars in thousands)
Cash flows from operating activities:
Net loss	$(2,354)	$(2,194)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	889	805
Store closure and lease termination costs	(5)	—
Employee stock option compensation expense	70	117
Non-cash interest expense (accretion of debt discount)	—	104
Provision for doubtful accounts	34	46
Loss on sale of property and equipment	1	—
Recognition of deferred license revenues	(360)	(360)
Changes in assets and liabilities
Accounts receivable	(168)	127
Inventories	(236)	(819)
Prepaid expenses and other assets	(45)	(577)
Accounts payable	74	(120)
Accrued liabilities	444	205
Deferred revenue	247	54
Deferred lease costs	24	(82)

Net cash used in operating activities	(1,385)	(2,694)

Cash flows from investing activities:
Purchases of property and equipment	(900)	(288)
Additions to intangible assets	(28)	—
Proceeds from sale of property and equipment	3	—

Net cash used in investing activities	(925)	(288)

Cash flows from financing activities:
Net borrowing (payments) under Northrim credit facility	65	(1,519)
Borrowings on Benaroya credit facility	—	3,900
Payments on long-term debt and capital leases	(183)	(135)
Proceeds from exercise of warrants and stock options	—	328

Net cash used in financing activities	(118)	2,574

Net decrease in cash and cash equivalents	(2,428)	(408)
Cash and cash equivalents at beginning of period	5,381	1,430

Cash and cash equivalents at end of period	$2,953	$1,022

Supplemental cash flow information:
Cash paid during the period for interest	$75	$95
Non-cash investing and financing activities:
Accrued expense paid through grant of stock options	$—	$55
Warrant issued for loan commitment fee	$—	$109
Discount on Note Proceeds	$—	$100

The accompanying notes are an integral part of these condensed consolidated financial statements.

Tully’s Coffee Corporation

Notes to Condensed Consolidated Financial Statements

(Unaudited)

1. Basis of Presentation

The condensed consolidated financial statements include the accounts of Tully’s Coffee Corporation and its consolidated subsidiaries. In these condensed consolidated financial statements, references to “we,” “us,” “Tully’s” or the “Company” refer to Tully’s Coffee Corporation.

The accompanying condensed consolidated financial statements include all adjustments, consisting only of normal recurring adjustments that, in the opinion of management, are necessary to fairly present the financial information set forth therein. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Results of operations for the thirteen week period ended July 2, 2006 (“First Quarter Fiscal 2007”), and the thirteen week period ended July 1, 2007 (“First Quarter Fiscal 2008”) are not necessarily indicative of future financial results.

Investors should read these interim financial statements in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and notes thereto included in our Annual Report on Form 10-K for our fiscal year ended April 1, 2007, filed with the SEC on July 13, 2007 (the “Fiscal 2007 Form 10-K”).

Reclassifications

Reclassifications of prior year balances have been made to conform to the current year classifications and have no impact on net income (loss) or financial position.

Recent Accounting Pronouncements

In July 2006, the FASB issued Interpretation No. 48, or FIN 48, “Accounting for Uncertainty in Income Taxes,” which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” FIN 48 provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. FIN 48 is effective for years beginning after December 15, 2006, so that it first applied to Tully’s in Fiscal 2008. Adoption of FIN 48 during the First Quarter Fiscal 2008 did not have a material impact upon our consolidated financial statements.

2. Liquidity

As of July 1, 2007 we had cash and cash equivalents of $1,022,000, and a working capital deficit of $6,327,000. Because we principally operate as a “cash retail business,” we generally do not require a significant net investment in working capital and historically have operated with current liabilities in excess of our current assets. Our wholesale business requires a greater level of investment in accounts receivable and inventory, which have increased as that business has grown. Our inventory levels typically increase during the spring due to coffee crop seasonality and, to a lesser degree, during the autumn due to holiday season merchandise. Inventories are also subject to short-term fluctuations based upon the timing of coffee receipts. We expect that our investment in accounts receivable and inventories will increase in Fiscal 2008, primarily as the result of anticipated further growth in the wholesale division.

Cash requirements for the next twelve months, other than normal operating expenses and the commitments described in the consolidated financial statements and notes, are expected to consist primarily of capital expenditures related to the opening of new company-operated stores and equipment and accounts receivable related to new wholesale business. Franchised stores do not require capital investment in property and equipment by Tully’s, but we do incur selling and support costs for such new stores related to store opening, training, and quality control. In the next twelve months, we expect to open between 30 and 40 company-operated stores, depending upon the amount and timing of the capital raised for this purpose, as described below. Based on our past experience, a new company-operated store will typically require a capital investment of approximately $300,000 to $400,000, but this varies depending on the specific location. Some of these capital expenditures may be accomplished through operating or capital leases.

Liabilities at July 1, 2007 include deferred licensing revenue in the aggregate amount of $2,520,000. We will liquidate the deferred revenue balance through recognition of non-cash revenues in future periods, rather than through cash payments. We believe it is unlikely that any substantial performance will be required by Tully’s relative to this deferred licensing revenue.

We believe that the net proceeds of our proposed public offering (see Note 8), if completed, together with anticipated cash flows from operations will be sufficient to satisfy our working capital and capital expenditure requirements including store development for at least the next 12 months. Beyond the next 12 months, additional financing may be needed to fund working capital and store development. If we do not complete the proposed common stock offering, or if it should be significantly delayed, we would likely be required to substantially reduce or delay our plans for growth of our business. In this event, we would rely upon our existing debt facilities (see Note 4), including the Northrim credit facility and the Benaroya Note, together with anticipated cash flows from operations, which we believe would be sufficient to satisfy our working capital and operating requirements at a lower level of business growth, for at least the next 12 months. However, all of these debt facilities have maturities prior to the end of August 2008 and would need to be renewed or refinanced. Further, changes in our operating plans, acceleration of our expansion plans, lower than anticipated sales, increased expenses, or other events, may require us to seek additional debt or equity financing on an accelerated basis. Additional equity financing may be dilutive to the holders of our common stock and debt financing, if available, may involve significant cash payment obligations or financial covenants and ratios that restrict our ability to operate our business. Financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could impact negatively our growth plans, financial condition, and results of operations. We could be required to substantially reduce the number of new company-operated stores opened in Fiscal 2008, substantially reduce operating, marketing, general and administrative costs related to our continuing operations, or reduce or discontinue our investments in store improvements, new customers and new products. If these actions were not sufficient, we could be required to sell stores or other assets and could be unable to take advantage of business opportunities or respond to competitive pressures. The sale of stores or other income-producing assets could adversely affect our future operating results and cash flows.

3. Inventories

Inventories consist of the following:

	April 1, 2007	July 1, 2007 (unaudited)
	(dollars in thousands)
Coffee
Unroasted	$792	$1,196
Roasted	1,167	1,494
Other goods held for sale	479	495
Packaging and other supplies	585	657

Total	$3,023	$3,842

4. Credit line and long term debt

On April 26, 2007, we borrowed $4,000,000 from Benaroya Capital (less an initial loan fee of $100,000) and issued the Benaroya Note to evidence that indebtedness. In connection with the loan, we granted warrants to purchase 12,411 shares of common stock at an exercise price of $2.64 per share to Benaroya Capital, which were recorded at their estimated aggregate fair value of $109,000 when granted. On July 12, 2007, the Benaroya Note amount was amended to establish a credit facility (the “Benaroya credit facility”) with allowable borrowings of up to $10 million, to reduce the interest rate from 15% to 13.5% per annum (effective July 12, 2007) and to extend its maturity date. Borrowings under the Benaroya credit facility are due upon the earlier of (i) August 31, 2008, (ii) the first business day following the closing of an underwritten public offering of our equity securities and (iii) 30 days after Benaroya Capital has given Tully’s notice that Benaroya Capital, in good faith, deems itself insecure. Interest accrues on the outstanding principal balance of the Benaroya Note, calculated on a daily basis and payable on the maturity date. Overdue amounts bear interest at a rate equal to eighteen percent (18%) per annum. Loan fees of $482,000 were added to the principal balance in connection with the July amendment of the Benaroya credit facility and warrants to purchase 59,780 shares of common stock at an exercise price of $2.64 per share to Benaroya Capital, which were recorded at their estimated aggregate fair value of $526,000 when granted. Borrowings under the Benaroya credit facility are secured by all of Tully’s assets but are subordinate to Northrim’s existing lien on accounts receivable and inventory. The Benaroya Capital warrants become exercisable on the earliest to occur of (a) the completion of the Company’s first underwritten public offering of common stock; (b) immediately prior to a change of control event (as defined in the warrant); or (c) April 26, 2008, and will expire during 2012.

The Benaroya credit facility generally allows additional monthly borrowings of $500,000 ($750,000 for August and September 2007) up to the maximum of $10 million. Our chairman has guaranteed our obligations under the Benaroya credit facility, and another shareholder has guaranteed up to $3,000,000 under the Benaroya credit facility. Our chairman is not being compensated for his guaranty. We have agreed to compensate the second guarantor through the cash payment of a $167,100 commitment fee and a grant of warrants to purchase 21,000 shares of our common stock at an exercise price of $2.64 per share, which were recorded at their estimated aggregate fair value of $184,800 when granted (these warrants become exercisable on the earliest to occur of (a) immediately prior to the completion of our first underwritten public offering of common stock, (b) immediately prior to the completion of certain other securities offerings defined in the warrant, and (c) July 12, 2008). Additionally, we will pay a facility draw fee to this second guarantor at the annualized rate of 2% on the average amount of guaranteed debt outstanding. We have agreed to indemnify these guarantors from all claims, liabilities, costs and expenses incurred by them arising from or related to the note holder’s demands under the guarantees. We also have agreed not to increase the amount of our secured credit facility with Northrim (the “Northrim Facility”) or grant any other security interest in our assets without the prior written consent of these guarantors. Borrowings under the Benaroya credit facility are classified as a long-term obligation in our balance sheet, reflecting the terms of the July 12, 2007 amendment.

The discounts on the principal proceeds from Benaroya Capital and the fair value of the warrants issued to Benaroya Capital, as described above, have been recorded as a discount on the Benaroya Note. This discount is being reduced through accretion of non-cash interest expense over the life of the note. These amounts are summarized as follows:

Thirteen week period ended July 1, 2007 (unaudited)
(dollars in thousands)
Additions during the First Quarter Fiscal 2008:
Initial loan discount	$100
Warrants issued to Benaroya Capital	109

Initial discount recorded on Benaroya Note	209
Less—accretion of discount included in interest expense for the First Quarter Fiscal 2008	(104)

Debt discount on Benaroya credit facility as of July 1, 2007	105

On June 22, 2005, Tully’s entered the Northrim Facility. On June 25, 2007, the credit facility was renewed until July 31, 2008, unless terminated earlier by either party. Under the credit facility, Tully’s may borrow up to $5,000,000, subject to the amount of eligible accounts receivable and inventories. Borrowings under this facility bear interest at the prime rate plus 3.5% and are secured by our inventories and through the assignment (with recourse) of our accounts receivable.

Obligations under credit lines and long-term debt consist of the following:

	April 1, 2007	July 1, 2007 (unaudited)
	(dollars in thousands)
Borrowings under the Northrim facility	$4,053	$2,535
Borrowings under the Benaroya credit facility, net of unaccreted discount of $105,000	—	3,895
Note payable for purchase of insurance, payable in monthly installments of approximately $42,000 including interest at 5.53%, through September 2007 collateralized by unearned or return insurance premiums, accrued dividends and loss payments	166	42
Vehicle purchase note payable in monthly installments of approximately $833 including interest at 3.98%, through March 2010, secured by the related vehicles	28	26

	4,247	6,498
Less: Current portion	(4,228)	(2,586)

Long-term debt, net of discount and current portion	$19	$3,912

5. International Licenses and Deferred Revenue

Tully’s Coffee Japan

Prior to August 31, 2005, Tully’s had license and supply agreements with its licensee for Japan, Tully’s Coffee Japan. On August 19, 2005, Tully’s and Tully’s Coffee Japan entered into the Japan Rights Agreement under which Tully’s agreed to sell to Tully’s Coffee Japan all of Tully’s rights, title and interest for Japan with respect to the Tully’s trademarks, store designs, processes and other intellectual property assets and rights for the Tully’s business in Japan (the “Japan Rights”) for $17,500,000. The Japan Rights Agreement does not provide Tully’s Coffee Japan with the right to use Tully’s proprietary intellectual properties outside of Japan and does not affect Tully’s ownership or rights with respect to the Tully’s intellectual properties outside of Japan. Tully’s and Tully’s Coffee Japan have agreed to cooperate in the development of the Tully’s brand for the mutual benefit of the two companies.

As the result of the termination of the license and supply agreements with Tully’s Coffee Japan, we recognized the unamortized balance of the deferred license revenue related to these agreements, which aggregated $4,405,000 as of August 31, 2005, in Fiscal 2006.

UCC Ueshima Coffee Company, Ltd.

In April 2001, Tully’s granted UCC Ueshima Coffee Company, Ltd. (“UCC”) a license to establish and operate Tully’s specialty coffee stores, including a license to use Tully’s business names, trademarks and intellectual property rights for purposes of establishing and operating Tully’s stores, and to sell Tully’s coffee at wholesale, in 25 Asian territories (excluding Japan which is served by Tully’s Coffee Japan). UCC operates retail stores and sells coffee under various UCC brands in many parts of Asia, and reported revenues of over $1 billion in the year ended March 31, 2006.

Since the license agreement was executed in April 2001, UCC has opened one Tully’s store, which it closed in 2004. UCC has not established nor operated any other Tully’s stores nor engaged in wholesale sales of Tully’s products within its territory. Asia has been a strong growth market for specialty coffee companies in this same time period. Tully’s has attempted to find a mutually satisfactory resolution to this problem with UCC. These efforts were not successful. In June 2006, Tully’s notified UCC that it is in breach of the license agreement. Despite attempts by Tully’s to reach an amicable resolution of this dispute, no agreement has been reached. On November 14, 2006, Tully’s notified UCC that the license agreement is terminated.

On November 7, 2006, UCC filed a lawsuit in the United States District Court for the Western District of Washington. The suit alleges that Tully’s breached the license agreement by, among other things, terminating the license agreement for non-performance and seeks a declaration that UCC is not in breach of the license agreement, that Tully’s is in breach, and that UCC is entitled to enforce its alleged security interest as to certain of Tully’s assets that were subject to the license agreement (i.e., the Asian trademarks and the right to use Tully’s intellectual properties in the territories). The suit further seeks a preliminary injunction enjoining Tully’s from taking any action to decrease the value of the license rights, an injunction prohibiting Tully’s from terminating the license agreement, and for attorneys fees and costs. The parties have commenced the initial stages of discovery. Trial has been scheduled for April 7, 2008.

Tully’s has denied any liability to UCC and intends to vigorously defend its rights under the license agreement and the claims in this lawsuit. On December 7, 2006, Tully’s filed its answer, affirmative defenses and counterclaims. Tully’s counterclaims include: a request for a declaratory judgment that the license agreement is terminated; damages for UCC’s breach of contract; damages for UCC’s anticipatory breach of contract; and damages for UCC’s misrepresentations that wrongfully induced Tully’s to enter into the license agreement. We are seeking an award of pre-judgment interest and of Tully’s attorneys fees and costs. We intend to vigorously defend against the claims by UCC and to prosecute our counterclaims but this litigation is in its early stages and the ultimate outcome of the matter therefore is uncertain. It is not currently possible to estimate the additional impact, if any, that the ultimate resolution of this matter will have on Tully’s results of operations, financial position, or cash flows. During Fiscal 2007, Tully’s recorded the actual and estimated costs for the Company’s defense and for prosecution of its counterclaims in the amount of $799,000 (including $2,000 expensed in the First Quarter Fiscal 2007). At July 1, 2007 the remaining accrued liability related to this litigation was $432,000.

At the April 2001 commencement of the UCC license term, UCC paid a license fee of $12 million to Tully’s. The license agreement provided that this fee was fully earned upon payment. Under the license agreement, Tully’s would also be paid a royalty of 1% on all associated retail and wholesale sales in these territories, starting after a zero royalty period of between seven and eight years. Additionally, throughout the contract term, Tully’s would have sales and profits associated with the sale of coffee, products, supplies and equipment for the licensed wholesale and retail businesses in the territories.

Tully’s initially recorded the $12 million license fee as deferred revenue, and has recognized it as revenue on a periodic basis during the zero royalty period, during which it was expected that Tully’s would have substantial performance obligations associated with supporting the opening and operation of Tully’s stores by UCC. As a result, deferred licensing revenues (included in liabilities) at July 1, 2007 include $2,520,000 associated with the UCC license agreement.

After assessing the developments of the past few months, including the attempts to amicably resolve the dispute with UCC, the continuing nonperformance by UCC (which is contested by UCC), the November 14, 2006 termination of the license agreement by Tully’s (which is contested by UCC) and the litigation described above, Tully’s believes it is unlikely that any substantial performance will be required by Tully’s during the remainder of the zero royalty period established under the license agreement. However, due to the early stage of the litigation with UCC, Tully’s believes it is premature to account for the termination of this license agreement as a “repossession” under Statement of Financial Accounting Standards No. 45, “Accounting for Franchise Fee Revenue” (which would result in the accelerated recognition of the remaining deferred revenue and recognition of associated deferred costs of approximately $106,000 at July 1, 2007). Accordingly, Tully’s continued to amortize the revenue during Fiscal 2008 on the same basis as in the previous quarters of Fiscal 2007. Tully’s expects to periodically reevaluate the timing for recognition of this deferred revenue and the associated deferred costs, based upon the development of the UCC litigation.

Deferred licensing revenue recognized under the license agreement with UCC was $360,000 and $360,000 in the First Quarter Fiscal 2007 and First Quarter Fiscal 2008, respectively.

Deferred revenue is summarized as follows:

Thirteen week period ended July 1, 2007 (unaudited)
(dollars in thousands)
Deferred licensing revenue:
Additions to deferred licensing revenue in the period	$—
Less: Deferred licensing revenue recognized in net sales	(360)
Other, net	(3)

Net decrease in deferred licensing revenue for the period	(363)
Deferred license revenue
Beginning of period	2,889

End of period	2,526 *
Less: Non-current portion	(1,080)

Current portion of deferred licensing revenue	1,446
Deferred revenue from stored value cards	2,347

Current portion deferred revenue	$3,793

*	Includes $2,520,000 of deferred revenues associated with the UCC license agreement, as described above.

6. Commitments and contingencies

Lease commitments

We lease all of our retail, roasting plant and office space under operating leases, which expire through 2016. The leases provide for minimum annual payments, and (in certain cases) contingent rentals based upon gross sales, escalation clauses and/or options to renew. Rental expense is recorded on a straight-line basis over the respective terms of the leases.

In connection with certain leases, lessors have granted tenant improvement allowances to Tully’s. These amounts, included in liabilities under the caption “deferred lease costs,” are amortized into income on a straight-line basis over the life of the related lease. Also recorded in deferred lease costs is the “stepped rent” excess of rental expense computed on a straight-line basis over the actual rent payments required by the terms of our leases.

Minimum future rental payments under noncancellable operating leases as of July 1, 2007 are summarized as follows:

Fiscal year
(dollars in thousands)
Remaining Fiscal 2008	$3,450
2009	4,243
2010	3,685
2011	1,941
2012	732
Thereafter	1,471

Total	$15,522

We have subleased some of our leased premises to third parties under subleases with varying terms through 2012. Expected future sublease receipts under such sub-lease agreements are summarized as follows:

Fiscal year
(dollars in thousands)
Remaining Fiscal 2008	$170
2009	147
2010	138
2011	55
2012	43

Total	$553

Tully’s has funded the acquisition of equipment through capital leases. These leases typically have terms ranging from three to five years and generally have bargain purchase options. Minimum future rental payments under capital leases as of July 1, 2007 are summarized as follows:

Fiscal year
(dollars in thousands)
Remaining Fiscal 2008	$38
2009	29
2010	22
2011	12
2012	1

Total minimum lease payment	102
Less: Amount representing future interest	(16)

Present value of net minimum lease payments under capital leases	$86

Purchase commitments

It is our general practice to enter into forward commitments for the purchase of green coffee in order to secure future supplies of premium quality coffee beans that meet our specifications, in quantities that we estimate will be required to meet our future roasting needs. Typically, Tully’s has entered into contracts for the next season’s delivery of green coffee beans to help ensure adequacy of supply. As of July 1, 2007, we had approximately $9,016,000 of contracts with fixed-price coffee purchase commitments. Since July 1, 2007, we have entered into additional coffee purchase contracts. We believe, based on relationships established with our suppliers, that the risk of non-delivery on such purchase commitments is remote.

Employment Agreements and Compensatory Arrangements

Pursuant to the employment letters or agreements for the members of Tully’s senior management team, Tully’s has agreed to pay severance compensation to these several executives in the event their employment by Tully’s is terminated for reasons other than certain excluded circumstances. The amount of severance to be paid would depend upon the rate of salary at the time of termination and other factors. As of July 1, 2007, the aggregate contingent obligation for severance to these individuals was approximately $805,000 (giving effect to salary rate adjustments effective on April 2, 2007). Accrued liabilities at July 1, 2007 include accrued severance costs related to our former president in the amount of $44,000.

Contingencies

In February 2004 a lawsuit was filed against Tully’s in Superior Court of California, Los Angeles County (the “Court”) by two former store managers on behalf of themselves and on behalf of other former and current store managers in the state of California. The suit alleged that Tully’s improperly classified such managers as exempt under California’s wage and hour laws and sought damages, restitution, reclassification and attorneys’ fees and costs. On April 21, 2005, the parties entered into a memorandum of understanding regarding the settlement of this matter, which was subsequently reflected by the parties in a Joint Stipulation of Settlement and Release (the “Settlement Agreement”). On September 14, 2006, the Court granted final approval of the Settlement Agreement and dismissed the suit with prejudice.

In Fiscal 2005, Tully’s incurred a one-time charge of approximately $1.6 million for the settlement and associated costs. In connection with the final approval of the settlement, Tully’s incurred additional expenses of $72,000 in Fiscal 2007. Under the settlement, Tully’s agreed to make cash payments totaling approximately $800,000 to the settlement class over a three year period starting in October 2006 and to issue 37,500 shares of its common stock, with an agreed value of $450,000, to the settlement class during that period. In October 2006, Tully’s issued 7,000 shares of common stock and paid $164,000 to the settlement class. Under the settlement, Tully’s is required to issue stock and pay cash settlement payments in future periods as follows (in addition, cash settlement payments after the initial payment will include interest at 6.75% per year):

	Shares of common stock to be issued	Cash settlement payments (thousands)
October 2007	11,719	$266
October 2008	11,719	266
October 2009	7,031	159

Total	30,469	$691

In November 2006, UCC filed a lawsuit against Tully’s in connection with a dispute among the parties regarding UCC’s performance under the license agreement between UCC and Tully’s, as described in Note 5.

We are a party to various other legal proceedings arising in the ordinary course of our business, but are not currently a party to any other legal proceeding that we believe could have a material adverse effect on our financial position or results of operations.

7. Stock options

Effective April 3, 2006, we adopted SFAS 123(R), which establishes accounting for stock-based awards exchanged for employee services, using the modified prospective application transition method. Accordingly, stock-based compensation cost is measured at grant date, based on the fair value of the award, and recognized over the requisite service period. Previously, we applied APB 25 and related interpretations, as permitted by SFAS 123.

Company Stock Incentive Plan

In 1994, Tully’s shareholders approved a Stock Incentive Plan (the “1994 Plan”). In August 1999 our stockholders approved an amended plan, which established the maximum number of shares issuable under the 1994 Plan and the Employee Stock Purchase Plan at 525,000, and in June 2003, our Board of Directors further amended the 1994 Plan. By its terms, the 1994 Plan expired in October 2004 (this did not terminate outstanding options).

In December 2004, the Tully’s shareholders approved the 2004 Stock Option Plan, effective as of November 1, 2004. The 2004 Stock Option Plan authorizes the issuance of up to 312,500 shares of common stock under the 2004 Stock Option Plan and Tully’s Employee Stock Purchase Plan.

The provisions of the 2004 Stock Option Plan (and the 1994 Plan prior to its expiration) are summarized as follows. We may issue incentive or nonqualified stock options to our employees and directors. Stock options are granted solely at the discretion of our Board of Directors and are issued at a price determined by our Board of Directors. The term of each option granted is for such period as determined by our Board of Directors, but not more than ten years from date of grant. Options are nontransferable and may generally be exercised based on a vesting schedule determined by our Board of Directors. The plan provides for acceleration of outstanding options under certain conditions, including certain changes in control of Tully’s.

Founder’s Stock Option Plan

In addition to options granted under the 1994 Plan, our chairman and founder has granted options to purchase shares of his stock to employees and third parties (the “Founder’s Plan”). No options have been granted by the Chairman under the Founder’s Plan since Fiscal 2002. These options have vesting periods ranging from immediate vesting to five year vesting and have a twenty-five year life. In October 2005, the chairman and founder contributed his holdings of Tully’s common stock to TTOK, LLC, a limited liability company owned by the chairman, and the Founder’s Plan stock option obligations were assigned to TTOK, LLC.

Other Equity Instruments

Tully’s has granted warrants to purchase common stock. These warrants have up to one year vesting periods and generally have ten year lives. Issued, outstanding and exercisable warrants as of July 1, 2007 are summarized as follows:

	Outstanding warrants	Number exercisable	Exercise Prices
Issued with Series A Preferred Stock investment units	649,680	649,680	$2.64
Issued to guarantors of debt	104,142	91,731	$0.40-$2.64
Issued to holder of convertible note in lieu of cash interest	120,000	120,000	$0.08
Other	23,135	23,135	$0.08-$2.64

Totals	896,957	884,546

The weighted average exercise price for the outstanding warrants at July 1, 2007 was $2.03 per share.

On July 12, 2007, the Company issued 59,780 warrants to purchase common stock to Benaroya Capital and 21,000 common stock warrants to related guarantors of the Note, See Note 4.

Stock Options

We issue new shares of common stock upon the exercise of stock options granted under the 1994 Plan and the 2004 Stock Option Plan. The exercise of options granted under the Founder’s Plan results in a transfer of shares to the exercising optionee from the shares owned by TTOK, LLC, and does not affect the total outstanding shares of stock or provide cash proceeds to Tully’s.

Determining Fair Value Under SFAS 123(R)

Valuation and Amortization Method.

We estimated the fair value of stock option awards granted using the Black-Scholes option valuation model. We amortize the fair value of all awards on a straight-line basis over the requisite service periods, which are generally the vesting periods.

Expected Life.

The expected life of awards granted represents the period of time that they are expected to be outstanding. We determined the expected life based primarily on historical experience with similar awards, giving consideration to the contractual terms, vesting schedules, expected exercises and post-vesting forfeitures.

Expected Volatility.

We estimated the volatility of our common stock at the date of grant based on the historical volatility of our common stock. The volatility factor we use in the Black-Scholes option valuation model is based on our historical stock prices over the most recent period commensurate with the estimated expected life of the award.

Risk-Free Interest Rate.

We based our risk-free interest rate used in the Black-Scholes option valuation model on the implied risk-free interest rate with an equivalent remaining term equal to the expected life of the award.

Expected Dividend Yield.

We use an expected dividend yield of zero in the Black-Scholes option valuation model, consistent with our recent experience.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. A summary of the assumptions and resulting weighted average fair value results for options granted during the periods presented is as follows:

	Thirteen Week Periods Ended
	July 2, 2006	July 1, 2007
Weighted average risk free interest rate	5.09%	4.87%
Expected dividend yield	0%	0%
Expected lives	3 years	3 years
Weighted average expected volatility	84%	95%
Weighted average fair value at date of grant	$6.82	$6.85

Expected Forfeitures.

We primarily use historical data to estimate pre-vesting option forfeitures. We record stock-based compensation only for those awards that are expected to vest. For Fiscal 2007 we estimated our pre-vesting option forfeiture rate at 18%.

Stock-based Compensation Under SFAS 123(R)

Stock-based compensation expense related to stock-based awards under SFAS 123(R) was $70,000 and $117,000 for First Quarter Fiscal 2007 and First Quarter Fiscal 2008, respectively, which is included in marketing, general and administrative costs in our Condensed Consolidated Statements of Operations. This is a non-cash expense.

As of July 1, 2007, we had approximately $892,000 of total unrecognized compensation cost related to the 195,657 non-vested stock-based awards granted under all equity compensation plans. We expect to recognize this cost over a period of approximately three years.

Stock Award Activity

As of July 1, 2007 options for 524,909 shares were outstanding under the 1994 Plan and the 2004 Stock Option Plan, of which 329,252 were fully vested. The following table summarizes information about outstanding options granted under our option plans:

Exercise price per share	Number outstanding	Weighted- average remaining contractual life (years)	Number exercisable and vested	Fair market value of shares vested	Aggregate intrinsic value
Outstanding under the 1994 Plan and the 2004 Stock Option Plan
$0.08	113,404	3.48	113,404	$1,597,763	$1,270,125
2.40	13,125	7.71	13,125	16,923	116,550
2.48	51,178	6.64	51,178	101,351	450,366
2.64	1,359	3.78	1,359	1,964	11,742
11.28	139,605	9.65	8,230	56,397	—
12.00	122,838	8.49	62,306	347,636	—
14.00	3,035	3.78	3,035	23,256	—
14.24	50,833	3.21	50,833	417,915	—
16.00	3,750	7.87	—	—	—
18.00	8,649	2.29	8,649	124,779	—
$20.00	17,133	4.77	17,133	41,571	—

Total Outstanding under the 1994 Plan and the 2004 Stock Option Plan	524,909	6.69	329,252	$2,729,555	$1,848,783
Outstanding under the Founders Plan (exercise price of $0.08 per share)	210,517	14.82	210,517	$2,826,568	$2,357,790

Total	735,426	9.02	539,769	$5,556,123	$4,206,573

The following table summarizes activity under our stock option plans for the period March 28, 2004 through July 1, 2007:

	Number of Shares	Weighted-average exercise price per share
Outstanding at March 28, 2004	707,055	$3.75
Granted	74,500	8.48
Exercised	(32,949)	0.47
Forfeited	(78,722)	9.95

Outstanding at April 3, 2005	669,884	3.57
Granted	74,486	10.66
Exercised	(77)	0.21
Forfeited	(55,876)	7.17

Outstanding at April 2, 2006	688,417	4.05
Granted	203,750	11.53
Exercised	(75,493)	0.12
Forfeited	(47,970)	13.15

Outstanding at April 1, 2007	768,704	5.85
Granted	8,230	11.28
Exercised	(39,512)	0.10
Forfeited	(1,996)	11.42

Outstanding at July 1, 2007	735,426	$6.20

Exercisable or convertible at the end of the period	539,769	$4.25

The aggregate intrinsic value of options outstanding at July 1, 2007 is calculated as the difference between the market price of the underlying common stock and the exercise price of the options for the 389,583 exercisable options that had exercise prices that were lower than the $11.28 fair market value, as determined by our Board of Directors, of our common stock at July 1, 2007.

The total intrinsic value of options exercised during the First Quarter Fiscal 2007 and First Quarter Fiscal 2008 was $0, and $442,000, respectively.

8. Stockholders’ Equity

Proposed Underwritten Public Stock Offering

On April 27, 2007, we filed a registration statement for a proposed underwritten public offering of our common stock. This registration statement has not yet been declared effective. The completion of this proposed offering is subject to a number of factors, including economic and capital market conditions and the satisfaction of the applicable regulatory requirements, and it is possible that our proposed public offering may not be completed. We plan to use the proceeds of our proposed public offering, if it is completed, for growth of our business, repayment of debt, and for general corporate purposes. Through July 1, 2007, we had incurred costs of $543,000 for this proposed offering, which are included in prepaid expenses

Reverse Stock Split

On June 27, 2007, our shareholders approved an amendment to our articles of incorporation to give effect to a one-for-eight reverse split of our outstanding common stock and approved an amendment to our articles of incorporation to eliminate the requirement for a minimum price per share as a condition for the automatic conversion of our Series A Preferred stock. On June 28, 2007, these amendments to our articles of incorporation became effective. Except where specifically indicated, all common share information (including information related to options and warrants to purchase common stock) and all “per share” information related to our common stock in this report has been restated to reflect the one-for-eight reverse split.

Under our articles of incorporation, the voting privileges and conversion ratios for our outstanding shares of Series A Preferred Stock and our Series B Preferred Stock are automatically adjusted to give proportionate effect to this reverse split. Further, if we were to complete the proposed underwritten public stock offering described above, the outstanding shares of our Series A and Series B Preferred Stock would automatically be converted to our common stock at the ratios determined under the “Qualified Offering” provisions of our articles of incorporation (as described below), which includes the adjustment for the one-for-eight reverse split.

Pursuant to provisions in our stock option and warrant agreements, the number of common shares available for purchase under these agreements, and the exercise prices, are automatically adjusted to give proportionate effect to this reverse split.

Preferred stock

Each outstanding share of our Series A Preferred Stock is convertible at any time by the holder thereof into shares of common stock at the then-effective conversion price. In addition, each outstanding share of Series A Preferred Stock is automatically convertible into shares of common stock when and if Tully’s completes an underwritten public offering of Tully’s shares of common stock with gross proceeds to Tully’s in excess of $15 million (“Qualified Offering”). The Series A Preferred Stock contains an anti-dilution protection right that provides for a weighted average adjustment of the conversion price in the event we issue shares of capital stock at an effective price less than the Series A Preferred conversion price then in effect, subject to certain limitations and exclusions. At July 1, 2007, each eight shares of our outstanding Series A Convertible Preferred share could be converted at the option of the shareholder into approximately 1.13 shares of common stock (giving effect to the one-for-eight reverse split of our common stock).

Each outstanding share of Series B Preferred Stock is convertible at any time by the holder thereof into shares of common stock at the then-effective conversion price. In addition, each outstanding share of Series B Preferred Stock is automatically convertible into shares of common stock at the then-effective conversion price when and if we make a Qualified Offering. The conversion price for the Series B Preferred shares is subject to an anti-dilution adjustment, but no adjustment has been required. Giving effect to the one-for-eight reverse split of our common stock, each eight Series B Preferred shares could be converted at the option of the shareholder into one share of common stock as of July 1, 2007.

Under our amended articles of incorporation, completion of our proposed underwritten public offering of common stock would result in the automatic conversion of our outstanding Series A Preferred Stock and Series B Preferred Stock into common stock. Assuming the completion of this offering, the outstanding shares of preferred stock at July 1, 2007 would be converted to approximately 2,793,750 common shares as follows:

	Outstanding Preferred Shares as of July 1, 2007	Pro forma giving effect to automatic conversion to common stock after completion of the proposed public offering (incorporating the one-for-eight reverse split)
Series A Preferred Stock	15,471,352	2,187,024
Series B Preferred Stock	4,853,809	606,726

Pro forma conversion of preferred stock to common stock		2,793,750

9. Segment Reporting

We present segment information in accordance with Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information (“SFAS 131”),” which established reporting and disclosure standards for an enterprise’s operating segments. Operating segments are defined as components of an enterprise for which separate financial information is available and regularly reviewed by our senior management.

We are organized into three business units: (1) the Retail division, which includes our U.S. company-operated retail store operations, (2) the Wholesale division, which sells to domestic customers in the supermarket, food service, office coffee service, restaurant and institutional channels, and which also handles our mail order and internet sales, and (3) the Specialty division, which sells products and materials to our international licensees and manages the international licensing of the Tully’s brand and is responsible for the franchising of Tully’s stores in the United States.

Our net sales are comprised as follows:

	Thirteen Week Periods Ended
	July 2, 2006	July 1, 2007
	(unaudited)	(unaudited)
	(dollars in thousands)
Net sales
Sales in the United States	$13,647	$16,271
International sales	360	519

	$14,007	$16,790

We do not allocate our assets among our business units for purposes of making business decisions, and therefore do not present asset information by operating segment. Earnings before interest, taxes, depreciation and amortization (“EBITDA”) is a financial measurement we use to measure the operating performance of our operating segments. EBITDA excludes the effects of financing costs, income taxes, and non-cash depreciation and amortization.

The tables below present information by operating segment:

	Thirteen Week Periods Ended
	July 2, 2006	July 1, 2007
	(unaudited)	(unaudited)
	(dollars in thousands)
Net sales
Retail division	$9,577	$10,489
Wholesale division	4,024	5,696
Specialty division	406	605

	$14,007	$16,790

Earnings before interest, taxes, depreciation and amortization (“EBITDA”)
Retail division	$371	$529
Wholesale division	282	568
Specialty division	277	260
Corporate and other expenses	(2,364)	(2,430)
Gain on Sale of Japan Rights	—	—

Earnings (loss) before interest, taxes, depreciation and amortization	(1,434)	(1,073)
Depreciation and amortization	(889)	(805)
Income taxes	—	—
Interest income, interest expense, and loan guarantee fees	(31)	(316)

Net income (loss)	$(2,354)	$(2,194)

Depreciation and amortization
Retail division	$618	$574
Wholesale division	83	71
Specialty division	**	**
Corporate and other expenses	188	160

Total depreciation and amortization	$889	$805

**	Amounts are less than $1,000.

10. Earnings (Loss) Per Common Share

Basic earnings (loss) per share is computed by dividing net earnings (loss) by the weighted-average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed by dividing net earning (loss) by the sum of the weighted average number of common shares and the effect of dilutive common share equivalents, if any.

Tully’s has granted options and warrants to purchase common stock, and issued preferred stock and debt convertible into common stock (collectively, the “common share equivalent instruments”). The convertible debt was repaid in the third quarter of Fiscal 2006. Under some circumstances, the common share equivalent instruments may have a dilutive effect on the calculation of earnings or loss per share.

	Thirteen Week Periods Ended
	July 2, 2006	July 1, 2007
	(unaudited)	(unaudited)
	(dollars and shares in thousands, except per share data)
Net loss	$(2,354)	$(2,194)
Adjustments for basic loss per share	—	—

Net loss for basic loss per share	$(2,354)	$(2,194)

Weighted average shares used in computing basic loss per share	2,221	2,560
Basic loss per share	$(1.06)	$(0.86)
Computation of diluted loss per share
Net loss	$(2,354)	$(2,194)
Add interest on convertible note, if assumed to be converted	—	—

Net loss for diluted loss per share	$(2,354)	$(2,194)

Weighted average shares used in computing diluted loss per share	2,221	2,560
Diluted loss per share	$(1.06)	$(0.86)
Weighted average shares used in computing loss per share:
Weighted average common shares outstanding, used in computing basic loss per share	2,221	2,560
Common share equivalent instruments for computing diluted loss per share (none)	—	—

Weighted average shares used in computing diluted loss per share	2,221	2,560

Potentially dilutive common stock equivalents consisting of our outstanding warrants and stock options and our outstanding convertible Series A and Series B shares have been excluded from the computation of diluted loss per share, because their effect would have been anti-dilutive due to the net loss reported. These common stock equivalents aggregated the equivalent of 4,113,302 common shares for the First Quarter Fiscal 2007 and 3,685,941 common shares for the First Quarter Fiscal 2008.

11. Comprehensive Income (Loss)

There were no components of other comprehensive income (loss) other than net loss during the First Quarter Fiscal 2007 and First Quarter Fiscal 2008, so that net income (loss) equaled comprehensive income (loss) in each of these periods.

GUAYAKI
YERBA MATÉ
YERBA MATÉ: A TRADITIONAL SOUTH AMERICAN VITALITY DRINK
STIMULATES FOCUS & CLARITY
Hand-Craft Roasted
Gourmet Coffee
Brian
GUATEMALA
SUMATRA
Grocery Cafés
TULLY'S COFFE

FSC Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
www.fsc.org Cert no. SCS-COC-00648
© 1996 Forest Stewardship Council

3,500,000 Shares

TULLY’S COFFEE CORPORATION

PROSPECTUS

KEYBANC CAPITAL MARKETS

D.A. DAVIDSON & CO.	STIFEL NICOLAUS

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The Registrant estimates that the expenses payable by it in connection with this offering, as described in this Registration Statement, will be as follows:

SEC registration fee	$1,535
NASDAQ listing application fee	100,000
NASD filing fee	5,500
Blue sky qualification fees and expenses	5,000
Legal fees and expenses	650,000
Accounting fees and expenses	225,000
Printing and engraving expenses	125,000
Transfer agent and registrar fees	130,000
Miscellaneous	57,965

Total Offering Expenses	$1,300,000

Item 14. Indemnification of Directors and Officers

Under the Washington Business Corporation Act (the “Washington Act”), our Amended and Restated Articles of Incorporation (the “Articles”), and our Amended and Restated Bylaws (the “Bylaws”), we have broad powers to indemnify directors and officers against liabilities that they incur in such capacities.

The Washington Act authorizes a corporation to indemnify its directors and officers against liability incurred in a proceeding if (a) the individual acted in good faith; (b) the individual reasonably believed (i) in the case of conduct in the individual’s official capacity, that his or her conduct was in the corporation’s best interests, or (ii) in all other cases, that his or her conduct was at least not opposed to its best interests; and (c) in the case of criminal proceedings, the individual had no reasonable cause to believe his or her conduct was unlawful. A Washington court may order indemnification, whether or not these standards of conduct have been met, if the court determines that the officer or director is fairly and reasonably entitled to indemnification in view of all the circumstances.

Article VI of the Articles and Article 11 of the Bylaws require us to indemnify any present or former director or officer, or a person serving in a similar post in another organization at our request, against expenses, judgments, fines, and amounts paid in settlement incurred by him or her in connection with any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, to the fullest extent provided by the Washington Act.

The Washington Act also authorizes a corporation to include in its articles of incorporation provisions not inconsistent with law that eliminates or limits the personal liability of a director to the corporation or its shareholders for monetary damages for conduct as a director, except that such a provision cannot affect the liability of a director (i) for acts or omissions that involve intentional misconduct or a knowing violation of the law, (ii) for any unlawful corporate distribution as set forth in the Washington Act or (iii) for any transaction from which the director will personally receive a benefit to which the director is not legally entitled. Article V of the Articles provides that our directors shall not be liable to us or our shareholders for monetary damages for conduct as a director to the extent allowed by the Washington Act.

The Company maintains directors’ and officers’ liability insurance under which our directors and officers are insured against loss (as defined in the policy) as a result of claims brought against them for their wrongful acts in such capacities.

Item 15. Recent Sales of Unregistered Securities

Fiscal 2008

We issued warrants to Benaroya Capital Company L.L.C., to purchase up to 72,191 shares of our common stock at an exercise price of $2.64 per share in consideration for the Benaroya Capital credit facility. In consideration for a guaranty made in connection with the Benaroya Capital credit facility, we issued warrants to the guarantor to purchase up to 21,000 shares of our common stock at an exercise price of $2.64 per share. The offer and sale of these securities was made in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended.

Stock Issued upon Exercise of Warrants—We issued an aggregate of 199,951 shares of common stock to 114 warrant holders for aggregate consideration of $324,657. The offer and sale of these securities was made in reliance on the exemption from registration provided by Rule 506 of Regulation D under the Securities Act of 1933, as amended.

Stock Issued upon Cashless Conversions of Warrants—We issued an aggregate of 18,552 shares of common stock to 20 warrant holders pursuant to the cashless conversion provisions of their warrants. The offer and sale of these securities were made in reliance on the exemption provided by Section 3(a)(9) under the Securities Act, as amended.

Conversion of Series A Preferred Shares—Five holders of our Series A preferred shares converted 87,800 of their Series A preferred shares into an aggregate of 12,406 shares of common stock. The offer and sale of these securities were made in reliance on the exemption provided by Section 3(a)(9) under the Securities Act, as amended.

Conversion of Series B Preferred Shares—Nine holders of our Series B preferred shares converted 66,900 of their Series B preferred shares into an aggregate of 8,361 shares of common stock. The offer and sale of these securities were made in reliance on the exemption provided by Section 3(a)(9) under the Securities Act, as amended.

Fiscal 2007

Stock Issued upon Exercise of Warrants—In December 2006, we issued 68,799 shares of common stock to one warrant holder for aggregate consideration of $27,520. In March 2007 we issued 34,271 shares of common stock to 19 warrant holders for aggregate consideration of $90,483. The offer and sale of these securities was made in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, as an offer and sale not involving a public offering.

Stock Issued upon Settlement of a Claim—In October 2006, we issued 7,000 shares of our common stock, with an agreed value of $12.00 per share, to 64 members of a settlement class that filed an employment related lawsuit against us in February 2004. The offer and sale of these securities was made in reliance on the exemption from registration provided by Section 3(a)(10) of the Securities Act of 1933, as amended.

Fiscal 2006

Warrants to Guarantors—We issued warrants to purchase an aggregate of 28,734 shares of common stock with an exercise price of $0.40 per share to seven directors, shareholders, and former directors as compensation for guaranteeing the indebtedness under our credit facilities. The offer and sale of these securities were made in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, as offers and sales not involving a public offering.

Stock Issued upon Exercise of Warrants—In May 2005, Tully’s issued 625 shares of common stock to one warrant holder upon exercise of warrants for aggregate consideration to the company of $1,650. In June 2005, Tully’s issued 312 shares of common stock to one warrant holder upon exercise of warrants for aggregate consideration to the company of $825. In October 2005, Tully’s issued a total of 354 shares of common stock to four warrant holders upon exercise of warrants for aggregate consideration to Tully’s of $939. In January 2006, Tully’s issued a total of 972 shares of common stock to two warrant holders upon exercise of warrants for aggregate consideration to Tully’s of $2,566. The offer and sale of these securities were made in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, as offers and sales not involving a public offering.

Conversion of Series B Preferred Shares—Four holders of our Series B preferred shares converted 60,000 of their Series B preferred shares into an aggregate of 7,500 shares of common stock. The offer and sale of these securities were made in reliance on the exemption provided by Section 3(a)(9) under the Securities Act, as amended.

Fiscal 2005

Warrants to Guarantors—We issued warrants to purchase an aggregate of 92,568 shares of common stock with an exercise price of $0.40 per share to 7 directors, shareholders, and former directors as compensation for guaranteeing the indebtedness under our credit facilities. The offer and sale of these securities were made in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, as offers and sales not involving a public offering.

Stock Issued upon Exercise of Warrants—In May 2004, Tully’s issued 750 shares of common stock to one warrant holder upon exercise of warrants for aggregate consideration to Tully’s of $1,980. In December 2004, Tully’s issued 9,375 shares of common stock to three warrant holders upon exercise of warrants for aggregate consideration to Tully’s of $24,750. In January and February 2005, Tully’s issued 63,693 shares of its common stock to eighteen warrant holders upon exercise of warrants for aggregate consideration to the company of $33,624. The offer and sale of these securities were made in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, as offers and sales not involving a public offering.

Conversion of Series B Preferred Shares—One holder of our Series B preferred shares converted 1,250 of their Series B preferred shares into an aggregate of 1,250 shares of common stock. The offer and sale of these securities were made in reliance on the exemption provided by Section 3(a)(9) under the Securities Act, as amended.

Item 16. Exhibits and Financial Statement Schedules

Exhibit Number	Description
1.1	Form of Underwriting Agreement(8)

3.1	Amended and Restated Articles of Incorporation filed with the Washington Secretary of State on October 26, 1999(1)

3.1(a)	Articles of Amendment of the Restated Articles of Incorporation containing the Statement of Rights and Preferences of Series B Preferred Stock filed with the Washington Secretary of State on June 27, 2000(1)

3.1(b)	Articles of Correction to Amended and Restated Articles of Incorporation filed with the Washington Secretary of State on August 8, 2000(1)

Exhibit Number	Description
3.1(c)	Articles of Correction to Amended and Restated Articles of Incorporation filed with the Washington Secretary of State on August 8, 2000(1)

3.1(d)	Articles of Amendment to Amended and Restated Articles of Incorporation filed with the Washington Secretary of State on December 16, 2004(1)

3.1(e)	Articles of Amendment to Amended and Restated Articles of Incorporation filed with the Washington Secretary of State on June 27, 2007(1)

3.2	Amended and Restated Bylaws(6)

4.1	Description of capital stock contained in the Amended and Restated Articles of Incorporation (Included in Exhibit 3.1)(1)

4.2(a)	Form of Common Stock Purchase Warrants issued in Series A Preferred Stock financing(2)

4.2(b)	Common Stock Purchase Warrant, dated December 14, 2000, issued to KWM Investments LLC(2)

4.2(c)	Form of Common Stock Purchase Warrants issued to Guarantors of Kent Central, LLC Promissory Note(2)

4.2(d)	Common Stock Purchase Warrant, dated April 26, 2007, issued to Benaroya Capital Company, L.L.C.(2)

4.2(e)	Common Stock Purchase Warrant, dated July 12, 2007, issued to Benaroya Capital Company, L.L.C.(1)

4.2(f)	Form of Stock Purchase Warrant issued July 12, 2007 to Guarantor of Benaroya Capital credit facility(1)

4.3	Form of Registration Rights Agreement dated June 30, 1998, between Tully’s and certain holders of the Company’s Series A Preferred Stock(2)

4.4	Registration Rights Agreement, dated December 14, 2000, between Tully’s and KWM Investments LLC(2)

5.1	Opinion of Stoel Rives LLP(7)

10.1	Tully’s 1999 Employee Stock Purchase Plan(2)

10.2	Tully’s Second Amended and Restated 1994 Stock Option Plan(2)

10.3	Tully’s 2004 Stock Option Plan(2)

10.4	Form of Non-Qualified Stock Option Agreement(2)

10.5	Form of Incentive Stock Option Agreement(2)

10.6	Form of Founder’s Plan Option Agreement(2)

10.7(a)	Lease between Tully’s and Kent Central, LLC dated August 16, 1999(2)

10.7(b)	First Lease Amendment between Tully’s and Kent Central, LLC, dated December 17, 1999(2)

10.7(c)	Second Lease Amendment between Tully’s and Kent Central, LLC, dated June 6, 2000(2)

10.7(d)	Third Lease Amendment between Tully’s and Kent Central, LLC, dated November 7, 2000(2)

10.7(e)	Fourth Lease Amendment between Tully’s and Kent Central, LLC, dated February 21, 2001(2)

10.7(f)	Fifth Lease Amendment between Kent Central, LLC and Tully’s, dated November 1, 2002(2)

10.7(g)	Sixth Amendment to Lease Agreement between Tully’s and Rainier Commons, LLC, dated June 26, 2003(2)

Exhibit Number	Description
10.7(h)	Seventh Amendment to Lease Agreement between Tully’s and Rainer Commons, LLC, dated July 23, 2004(2)

10.7(i)	Eighth Amendment to Lease Agreement between Tully’s and Rainer Commons, LLC, dated October 7, 2004(2)

10.7(j)	Ninth Amendment to Lease Agreement between Tully’s and Rainer Commons, LLC, dated October 7, 2004(2)

10.7(k)	Tenth Amendment to Lease Agreement between Tully’s and Rainer Commons, LLC, dated December 16, 2005(2)

10.8	Exclusive License Agreement, dated April 11, 2001, between Tully’s and UCC Ueshima Coffee Company, LTD.(2)

10.9	Employment Summary, dated June 21, 2002 for Kristopher S. Galvin(2)

10.10	Employment Agreement for John K. Buller, dated September 1, 2006(2)

10.11	Letter of Employment for John D. Dresel(3)

10.12	Employment Summary, dated April 15, 2003, as amended September 16, 2005 for Ronald Gai(2)

10.13	Offer Letter for Robert Martin, dated December 1, 2004(2)

10.14	Offer Letter for Mark E. DaCosta, dated May 25, 2005(2)

10.15(a)	Asset Purchase Agreement by and between Tully’s Coffee Japan Co., Ltd. and Tully’s, dated August 19, 2005(2)

10.15(b)	First Amendment of Asset Purchase Agreement between Tully’s Coffee Japan Co., Ltd. and Tully’s, dated August 31, 2005(2)

10.16(a)	Contract of Sale & Security Agreement between Tully’s and Northrim Funding Services, dated June 29, 2006(2)

10.16(b)	Amendment #1 to Northrim Funding Services Contract of Sale & Security Agreement, dated June 22, 2005(2)

10.17	Inventory Security Agreement between Tully’s and Northrim Funding Services, dated June 29, 2006(2)

10.18	15% Senior Subordinated Secured Promissory Note in favor of Benaroya Capital Company, L.L.C.(2)

10.19	Guaranty Agreement between Tom O’Keefe and Benaroya Capital Company, L.L.C., dated April 25, 2007(2)

10.20	Security Agreement in favor of Benaroya Capital Company, L.L.C., dated April 26, 2007(2)

10.21	Agreement between Tully’s Coffee and Guarantor re Benaroya Capital Financing, dated April 25, 2007(2)

10.22	Termination Of Agreement Between Tully’s Coffee and Guarantors Re Kent Central Financing dated August 15, 2005(4)

10.23	Amendment #2 to Inventory Security Agreement between Tully’s Coffee Corporation and Northrim Funding Services, dated June 25, 2007(1)

10.24	Amendment to Secured Promissory Note and Security Agreement, dated as of July 12, 2007, in favor of Benaroya Capital Company, L.L.C. (1)

10.25	Amendment to Guaranty Agreement between Tom T. O’Keefe and Benaroya Capital Company, L.L.C., dated as of July 12, 2007(1)

Exhibit Number	Description
10.26	Agreement between Tully’s Coffee Corporation and Guarantor re Benaroya Capital Financing, dated July 12, 2007(1)

14.1	Tully’s Coffee Corporation Code of Business Conduct for Officers and Employees(5)

14.2	Tully’s Coffee Corporation Code of Business Conduct and Ethics(7)

21.1	Subsidiaries of Tully’s Coffee Corporation(8)

23.1	Consent of Moss Adams LLP, Independent Registered Public Accounting Firm

23.2	Consent of Stoel Rives LLP(7)

24.1	Power of Attorney for directors and officers (included on signature page)(2)

99.1	Audit Committee Charter(7)

99.2	Compensation Committee Charter(7)

99.3	Nominating and Corporate Governance Committee Charter(7)

99.4	Executive Committee Charter(8)

(1)	Incorporated by reference to the Company’s Annual Report on Form 10-K, for the fiscal year ended April 1, 2007, as filed with the Commission on July 13, 2007
(2)	Incorporated by reference to the Company’s Registration Statement on Form S-1 (333-142438) filed with the Commission on April 27, 2007
(3)	Incorporated by reference to the Company’s Current Report on Form 8-K, dated September 30, 2004, as filed with the Commission on October 5, 2004
(4)	Incorporated by reference to the Company’s Current Report on Form 8-K dated August 31, 2005 as filed with the Commission on September 2, 2005
(5)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended March 28, 2004, as filed with the Commission on June 28, 2004
(6)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended July 1, 2007, as filed with the Commission on July 26, 2007
(7)	Incorporated by reference to the Company’s Amendment No. 1 to its Registration Statement on Form S-1/A (333-142438) filed with the Commission on June 26, 2007.
(8)	Incorporated by reference to the Company’s Amendment No. 2 to its Registration Statement on Form S-1/A (333-142438) filed with the Commission on August 7, 2007

Item 17. Undertakings

1. The undersigned Registrants hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

2. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

3. The undersigned registrant hereby undertakes that:

(1) For the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as a part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 3 to Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Seattle, State of Washington on August 13, 2007.

TULLY’S COFFEE CORPORATION

By:	/s/ Kristopher S. Galvin
Kristopher S. Galvin Executive Vice President and Chief Financial Officer

POWER OF ATTORNEY

Pursuant to the requirements of Securities Act of 1933, as amended, this Amendment No. 3 to Form S-1 has been signed by the following persons in the capacities held on August 13, 2007.

Signature	Title

/s/ Tom T. O’Keefe* Tom T. O’Keefe	Chairman of the Board

/s/ John K. Buller* John K. Buller	Director, President and Chief Executive Officer (principal executive officer)

/s/ Marc Evanger* Marc Evanger	Director

/s/ John M. Fluke* John M. Fluke	Director

/s/ Larry Hood* Larry Hood	Director

/s/ Gregory A. Hubert* Gregory A. Hubert	Director

/s/ Kathi Ainsworth-Jones* Kathi Ainsworth-Jones	Director

/s/ Kristopher S. Galvin Kristopher S. Galvin	Executive Vice President and Chief Financial Officer (principal accounting and financial officer)

*By:	/s/ Kristopher S. Galvin
Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Underwriting Agreement(8)

3.1	Amended and Restated Articles of Incorporation filed with the Washington Secretary of State on October 26, 1999(1)

3.1(a)	Articles of Amendment of the Restated Articles of Incorporation containing the Statement of Rights and Preferences of Series B Preferred Stock filed with the Washington Secretary of State on June 27, 2000(1)

3.1(b)	Articles of Correction to Amended and Restated Articles of Incorporation filed with the Washington Secretary of State on August 8, 2000(1)
3.1(c)	Articles of Correction to Amended and Restated Articles of Incorporation filed with the Washington Secretary of State on August 8, 2000(1)

3.1(d)	Articles of Amendment to Amended and Restated Articles of Incorporation filed with the Washington Secretary of State on December 16, 2004(1)

3.1(e)	Articles of Amendment to Amended and Restated Articles of Incorporation filed with the Washington Secretary of State on June 27, 2007(1)

3.2	Amended and Restated Bylaws(6)

4.1	Description of capital stock contained in the Amended and Restated Articles of Incorporation (Included in Exhibit 3.1)(1)

4.2(a)	Form of Common Stock Purchase Warrants issued in Series A Preferred Stock financing(2)

4.2(b)	Common Stock Purchase Warrant, dated December 14, 2000, issued to KWM Investments LLC(2)

4.2(c)	Form of Common Stock Purchase Warrants issued to Guarantors of Kent Central, LLC Promissory Note(2)

4.2(d)	Common Stock Purchase Warrant, dated April 26, 2007, issued to Benaroya Capital Company, L.L.C.(2)

4.2(e)	Common Stock Purchase Warrant, dated July 12, 2007, issued to Benaroya Capital Company, L.L.C.(1)

4.2(f)	Form of Stock Purchase Warrant issued July 12, 2007 to Guarantor of Benaroya Capital credit facility(1)

4.3	Form of Registration Rights Agreement dated June 30, 1998, between Tully’s and certain holders of the Company’s Series A Preferred Stock(2)

4.4	Registration Rights Agreement, dated December 14, 2000, between Tully’s and KWM Investments LLC(2)

5.1	Opinion of Stoel Rives LLP(7)

10.1	Tully’s 1999 Employee Stock Purchase Plan(2)

10.2	Tully’s Second Amended and Restated 1994 Stock Option Plan(2)

10.3	Tully’s 2004 Stock Option Plan(2)

10.4	Form of Non-Qualified Stock Option Agreement(2)

10.5	Form of Incentive Stock Option Agreement(2)

10.6	Form of Founder’s Plan Option Agreement(2)

10.7(a)	Lease between Tully’s and Kent Central, LLC dated August 16, 1999(2)

Exhibit Number	Description

10.7(b)	First Lease Amendment between Tully’s and Kent Central, LLC, dated December 17, 1999(2)

10.7(c)	Second Lease Amendment between Tully’s and Kent Central, LLC, dated June 6, 2000(2)

10.7(d)	Third Lease Amendment between Tully’s and Kent Central, LLC, dated November 7, 2000(2)

10.7(e)	Fourth Lease Amendment between Tully’s and Kent Central, LLC, dated February 21, 2001(2)

10.7(f)	Fifth Lease Amendment between Kent Central, LLC and Tully’s, dated November 1, 2002(2)

10.7(g)	Sixth Amendment to Lease Agreement between Tully’s and Rainier Commons, LLC, dated June 26, 2003(2)
10.7(h)	Seventh Amendment to Lease Agreement between Tully’s and Rainer Commons, LLC, dated July 23, 2004(2)

10.7(i)	Eighth Amendment to Lease Agreement between Tully’s and Rainer Commons, LLC, dated October 7, 2004(2)

10.7(j)	Ninth Amendment to Lease Agreement between Tully’s and Rainer Commons, LLC, dated October 7, 2004(2)

10.7(k)	Tenth Amendment to Lease Agreement between Tully’s and Rainer Commons, LLC, dated December 16, 2005(2)

10.8	Exclusive License Agreement, dated April 11, 2001, between Tully’s and UCC Ueshima Coffee Company, LTD.(2)

10.9	Employment Summary, dated June 21, 2002 for Kristopher S. Galvin(2)

10.10	Employment Agreement for John K. Buller, dated September 1, 2006(2)

10.11	Letter of Employment for John D. Dresel(3)

10.12	Employment Summary, dated April 15, 2003, as amended September 16, 2005 for Ronald Gai(2)

10.13	Offer Letter for Robert Martin, dated December 1, 2004(2)

10.14	Offer Letter for Mark E. DaCosta, dated May 25, 2005(2)

10.15(a)	Asset Purchase Agreement by and between Tully’s Coffee Japan Co., Ltd. and Tully’s, dated August 19, 2005(2)

10.15(b)	First Amendment of Asset Purchase Agreement between Tully’s Coffee Japan Co., Ltd. and Tully’s, dated August 31, 2005(2)

10.16(a)	Contract of Sale & Security Agreement between Tully’s and Northrim Funding Services, dated June 29, 2006(2)

10.16(b)	Amendment #1 to Northrim Funding Services Contract of Sale & Security Agreement, dated June 22, 2005(2)

10.17	Inventory Security Agreement between Tully’s and Northrim Funding Services, dated June 29, 2006(2)

10.18	15% Senior Subordinated Secured Promissory Note in favor of Benaroya Capital Company, L.L.C.(2)

10.19	Guaranty Agreement between Tom O’Keefe and Benaroya Capital Company, L.L.C., dated April 25, 2007(2)

10.20	Security Agreement in favor of Benaroya Capital Company, L.L.C., dated April 26, 2007(2)

10.21	Agreement between Tully’s Coffee and Guarantor re Benaroya Capital Financing, dated April 25, 2007(2)

Exhibit Number	Description
10.22	Termination Of Agreement Between Tully’s Coffee and Guarantors Re Kent Central Financing dated August 15, 2005(4)

10.23	Amendment #2 to Inventory Security Agreement between Tully’s Coffee Corporation and Northrim Funding Services, dated June 25, 2007(1)

10.24	Amendment to Secured Promissory Note and Security Agreement, dated as of July 12, 2007, in favor of Benaroya Capital Company, L.L.C.(1)

10.25	Amendment to Guaranty Agreement between Tom T. O’Keefe and Benaroya Capital Company, L.L.C., dated as of July 12, 2007(1)

10.26	Agreement between Tully’s Coffee Corporation and Guarantor re Benaroya Capital Financing, dated July 12, 2007(1)

14.1	Tully’s Coffee Corporation Code of Business Conduct for Officers and Employees(5)

14.2	Tully’s Coffee Corporation Code of Business Conduct and Ethics(7)

21.1	Subsidiaries of Tully’s Coffee Corporation(8)

23.1	Consent of Moss Adams LLP, Independent Registered Public Accounting Firm

23.2	Consent of Stoel Rives LLP(7)

24.1	Power of Attorney for directors and officers (included on signature page)(2)

99.1	Audit Committee Charter(7)

99.2	Compensation Committee Charter(7)

99.3	Nominating and Corporate Governance Committee Charter(7)

99.4	Executive Committee Charter(8)

(1)	Incorporated by reference to the Company’s Annual Report on Form 10-K, for the fiscal year ended April 1, 2007, as filed with the Commission on July 13, 2007
(2)	Incorporated by reference to the Company’s Registration Statement on Form S-1 (333-142438) filed with the Commission on April 27, 2007
(3)	Incorporated by reference to the Company’s Current Report on Form 8-K, dated September 30, 2004, as filed with the Commission on October 5, 2004
(4)	Incorporated by reference to the Company’s Current Report on Form 8-K dated August 31, 2005 as filed with the Commission on September 2, 2005
(5)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended March 28, 2004, as filed with the Commission on June 28, 2004
(6)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended July 1, 2007, as filed with the Commission on July 26, 2007
(7)	Incorporated by reference to the Company’s Amendment No. 1 to its Registration Statement on Form S-1/A (333-142438) filed with the Commission on June 26, 2007.
(8)	Incorporated by reference to the Company’s Amendment No. 2 to its Registration Statement on Form S-1/A (333-142438) filed with the Commission on August 7, 2007